  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1998
                                                     REGISTRATION NO. 333-51633

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-4

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                       HARBORSIDE HEALTHCARE CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    8051                    04-3307188
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)

     INCORPORATION OR          ---------------
      ORGANIZATION)
                              470 ATLANTIC AVENUE
                          BOSTON, MASSACHUSETTS 02210
                                (617) 556-1515
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              STEPHEN L. GUILLARD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       HARBORSIDE HEALTHCARE CORPORATION
                              470 ATLANTIC AVENUE
                          BOSTON, MASSACHUSETTS 02210
                                (617) 556-1515
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ---------------
                                  COPIES TO:

         JAMES M. DUBIN, ESQ.                 E. MICHAEL GREANEY, ESQ.
    PAUL, WEISS, RIFKIND, WHARTON &          GIBSON, DUNN & CRUTCHER LLP
               GARRISON                            200 PARK AVENUE
      1285 AVENUE OF THE AMERICAS           NEW YORK, NEW YORK 10166-0193
       NEW YORK, NEW YORK 10019                    (212) 351-4000
            (212) 373-3000

                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
     As soon as practicable after the effective date of this Registration
                                  Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ---------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
                                           PROPOSED MAXIMUM   PROPOSED MAXIMUM   AMOUNT OF
TITLE OF SECURITIES TO BE   AMOUNT TO BE  OFFERING PRICE PER AGGREGATE OFFERING REGISTRATION
      REGISTERED(1)        REGISTERED(1)        SHARE              PRICE            FEE
--------------------------------------------------------------------------------------------
Class A Com-
 mon Stock,
 $.01 par
 value per
 share......               726,251 shares       $25.00          $18,156,275      $5,357(2)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) This Registration Statement relates to common stock of the registrant to be retained by holders of the registrant's common stock in the proposed merger of HH Acquisition Corp. with and into the registrant, with the registrant continuing as the surviving corporation in the merger, which common stock will be denominated as Class A Common Stock of the registrant following the merger.
(2) Previously paid.

                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       HARBORSIDE HEALTHCARE CORPORATION
                              470 ATLANTIC AVENUE
                          BOSTON, MASSACHUSETTS 02210

                                                                   July  , 1998

Dear Stockholder:

  You are cordially invited to a Special Meeting (the "Special Meeting") of the stockholders of Harborside Healthcare Corporation ("Harborside" or the "Company"), which will be held at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, 48th Floor, New York, New York 10166 on August , 1998, at 8:00 a.m. local time.

  At the Special Meeting, the stockholders of Harborside will be asked to consider and vote on, among other things, a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 15, 1998 (the "Merger Agreement"), between Harborside and HH Acquisition Corp. ("MergerCo"), a Delaware corporation organized on behalf of Investcorp S.A., certain of its affiliates and other international investors. The Merger Agreement provides, among other things, for the merger of MergerCo with and into Harborside (the "Merger") pursuant to which each share of Harborside's Common Stock, $.01 par value per share ("Harborside Common Stock"), will be converted, at the election of the holder thereof, into either (a) the right to receive $25.00 in cash or (b) the right to retain one share of Harborside Common Stock which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock and will have rights, powers, privileges and restrictions which differ in some respects from the existing Harborside Common Stock, except that
(i) as described in greater detail in the next paragraph, all stockholders who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock, (ii) an aggregate of 225,651 shares of Harborside Common Stock held by the Senior Management Stockholders (as defined in the accompanying Proxy Statement/Prospectus) will not be subject to the election described above and instead will be converted into the right to retain the same number of shares of Harborside Common Stock (the "Management Rollover Shares") which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock, (iii) each other share of Harborside Common Stock held by the Senior Management Stockholders, constituting an aggregate of 106,663 shares of Harborside Common Stock, and each share of Harborside Common Stock held by certain other specified officers of the Company, constituting an aggregate of 3,846 shares of Harborside Common Stock, will not be subject to the election described above and instead will be converted into the right to receive $25.00 in cash, (iv) shares of Harborside Common Stock held by Harborside, its subsidiaries, MergerCo or any of its affiliates will be canceled and retired, and (v) shares of Harborside Common Stock with respect to which appraisal rights have been perfected will be treated as described in the accompanying Proxy Statement/Prospectus.

  Pursuant to the terms of the Merger Agreement, the number of shares of Harborside Common Stock (other than Management Rollover Shares) to be retained by existing Harborside stockholders is a calculated number (the "Non-Cash Election Number"), which will not be less than 361,500 nor more than 500,600, and will represent 6% of the total number of shares of all classes of the Company's common stock to be issued and outstanding immediately after giving effect to the Merger. Because The Berkshire Companies Limited Partnership, a Massachusetts limited partnership affiliated with the Company, and certain of its affiliates (collectively, the "Berkshire Stockholders") have committed to elect to retain a number of shares of Harborside Common Stock equal to the Non-Cash Election Number, all other stockholders who do not elect to retain Harborside Common Stock will be assured that they will receive $25.00 in cash for each share held by such stockholders, and all stockholders who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock. Assuming no stockholders of the Company other than the Berkshire Stockholders elect to retain Harborside Common Stock, the shares of Harborside Common Stock to be retained by the Berkshire Stockholders will constitute 6% of the outstanding common stock and voting power of the Company following the Merger. In addition, the Management Rollover Shares to be retained by the Senior Management Stockholders will constitute approximately

3% of the outstanding common stock and voting power of the Company following the Merger. Regardless of the number of stockholders that elect to retain Harborside Common Stock, the shares of Harborside Common Stock to be retained by existing Harborside stockholders (consisting of the shares retained by the Senior Management Stockholders, the Berkshire Stockholders and any other Harborside stockholders) will represent approximately 9% of the outstanding common stock and approximately 9% of the voting power of the Company following the Merger. Certain affiliates of Investcorp S.A. and other international investors will own the remaining approximately 91% of the outstanding common stock having approximately 91% of the voting power of the Company following the Merger.

  At the time of the Merger, MergerCo expects to have received common equity contributions of approximately $160 million from affiliates of Investcorp and certain international investors. In addition, at the effective time of the Merger, the Company currently intends to issue to institutional investors an aggregate of approximately $140 million in gross proceeds of subordinated debt and exchangeable preferred stock, and enter into a senior secured credit facility for approximately $250 million. The proceeds of these equity and debt issuances and funds available under the new senior secured credit facility are expected to be used to finance the $25.00 per share cash consideration to be paid to stockholders who elect to receive cash for their shares in connection with the Merger, to refinance certain existing indebtedness of the Company, to pay the fees and expenses associated with the Merger and such related financings, to finance the working capital needs of the Company, to finance acquisitions and for general corporate purposes. As a result of these anticipated financings, the Company is expected to have substantial consolidated indebtedness upon consummation of the Merger. As of March 31, 1998, after giving pro forma effect to the Merger and the anticipated financings related thereto, the ratio of total indebtedness to total assets of the Company would have been 0.72 compared to 0.52 on an historical basis at March 31, 1998. The actual amount of the debt, preferred stock and common equity financings will be determined shortly before the closing of the Merger and may differ from the currently anticipated levels. The Merger Agreement, however, provides that the common equity contributions from affiliates of Investcorp and its co-investors will not be less than $135 million.

  If the Merger is approved, the Company intends to seek to have the Harborside Common Stock delisted from the New York Stock Exchange.

  Detailed information concerning the Merger is set forth in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully. A copy of the Merger Agreement is attached as Annex I to the Proxy Statement/Prospectus.

  Approval and adoption of the Merger Agreement requires the affirmative vote of a majority of the outstanding shares of Harborside Common Stock held by stockholders of record on July 16, 1998 (the "Record Date"). The Berkshire Stockholders and Messrs. Stephen L. Guillard (President and Chief Executive Officer of the Company) and Damian N. Dell'Anno (Executive Vice President and Chief Operating Officer of the Company) (collectively, the "Subject Stockholders") owned of record and are entitled to vote an aggregate of 4,332,306 shares of Harborside Common Stock on the Record Date, constituting approximately 54% of the outstanding shares of Harborside Common Stock entitled to vote at the Special Meeting. Pursuant to a stockholder agreement, dated as of April 15, 1998, among MergerCo and the Subject Stockholders (the "Stockholder Agreement"), the Subject Stockholders have agreed, among other things, to vote their shares in favor of the Merger and the adoption of the Merger Agreement. Thus, the requisite vote of the holders of shares of Harborside Common Stock to approve and adopt the Merger Agreement and the Merger is assured.

  Holders of Harborside Common Stock will be entitled to dissenters' rights under Delaware law in connection with the Merger as described in the accompanying Proxy Statement/Prospectus.

  At a meeting held on April 15, 1998, Harborside's Board of Directors, and the independent members of Harborside's Board of Directors, each unanimously determined, among other things, that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the stockholders of Harborside. In reaching its determination, Harborside's Board of Directors considered, among other things, the opinion of Schroder & Co. Inc. ("Schroders") as to the fairness, from a financial point of view, of the $25.00 per share cash consideration to be received by the holders of Harborside Common Stock in the Merger. Schroders' opinion is included as Annex III to the accompanying Proxy Statement/Prospectus. Schroders has advised the Company that it believes the Company's stockholders cannot rely on such opinion to support any claims against Schroders arising under applicable state law.

Stockholders should be aware that the Company did not request Schroders, or any other third party, to value the shares of Harborside Common Stock to be retained by stockholders who elect not to receive the $25.00 per share cash consideration for their shares, and that such retained shares may have a value that differs from $25.00 per share. In addition, as described in the accompanying Proxy Statement/Prospectus under "RISK FACTORS--Valuation of Non-Cash Election Shares," stockholders who elect to retain shares may be subject to risks associated with owning a minority position in a leveraged company and risks associated with the anticipated lack of liquidity of the Harborside Common Stock.

  The Board of Directors, and the independent members of the Board of Directors, each unanimously recommends that the holders of Harborside Common Stock vote FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

  IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING, WHETHER OR NOT YOU PLAN TO ATTEND PERSONALLY. THEREFORE, YOU SHOULD COMPLETE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. THIS WILL ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING.

  STOCKHOLDERS WHO ELECT TO RECEIVE CASH FOR ALL OF THEIR SHARES OF HARBORSIDE COMMON STOCK SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED A LETTER OF TRANSMITTAL AS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS ELECTING TO RETAIN HARBORSIDE COMMON STOCK SHOULD RETURN THE ENCLOSED FORM OF NON-CASH ELECTION TOGETHER WITH DULY ENDORSED HARBORSIDE COMMON STOCK CERTIFICATES AS INSTRUCTED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

                                          Yours very truly,

                                      /s/ Stephen L. Guillard

                                          Stephen L. Guillard
                                          President and Chief Executive
                                           Officer

                       HARBORSIDE HEALTHCARE CORPORATION
                              470 ATLANTIC AVENUE
                          BOSTON, MASSACHUSETTS 02210
                                (617) 556-1515

                               ---------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON AUGUST  , 1998

                               ---------------

To the Stockholders of
HARBORSIDE HEALTHCARE CORPORATION

  NOTICE IS HEREBY GIVEN that a Special Meeting of the stockholders (including any adjournments or postponements thereof, the "Special Meeting") of Harborside Healthcare Corporation, a Delaware corporation ("Harborside"), will be held at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, 48th Floor, New York, New York 10166, on August , 1998, at 8:00 a.m., local time, for the following purpose, which is more fully described in the accompanying Proxy Statement/Prospectus:

  To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 15, 1998 (the "Merger Agreement"), between Harborside and HH Acquisition Corp. ("MergerCo"), a Delaware corporation organized on behalf of Investcorp S.A., certain of its affiliates and other international investors. The Merger Agreement provides, among other things, for the merger of MergerCo with and into Harborside (the "Merger") pursuant to which each share of Harborside's Common Stock, $.01 par value per share ("Harborside Common Stock"), will be converted, at the election of the holder thereof, into either (a) the right to receive $25.00 in cash or (b) the right to retain one share of Harborside Common Stock which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock and will have rights, powers, privileges and restrictions which differ in some respects from the existing Harborside Common Stock, except that (i) as described in greater detail in the next paragraph, all stockholders who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock, (ii) an aggregate of 225,651 shares of Harborside Common Stock held by the Senior Management Stockholders (as defined in the accompanying Proxy Statement/Prospectus) will not be subject to the election described above and instead will be converted into the right to retain the same number of shares of Harborside Common Stock (the "Management Rollover Shares") which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock, (iii) each other share of Harborside Common Stock held by the Senior Management Stockholders, constituting an aggregate of 106,663 shares of Harborside Common Stock, and each share of Harborside Common Stock held by certain other specified officers of the Company, constituting an aggregate of 3,846 shares of Harborside Common Stock, will not be subject to the election described above and instead will be converted into the right to receive $25.00 in cash, (iv) shares of Harborside Common Stock held by Harborside, its subsidiaries, MergerCo or any of its affiliates will be canceled and retired, and (v) shares of Harborside Common Stock with respect to which appraisal rights have been perfected will be treated as described in the accompanying Proxy Statement/Prospectus.

  Pursuant to the terms of the Merger Agreement, the number of shares of Harborside Common Stock (other than Management Rollover Shares) to be retained by existing Harborside stockholders is a calculated number (the "Non-Cash Election Number"), which will not be less than 361,500 nor more than 500,600, and will represent 6% of the total number of shares of all classes of the Company's common stock to be issued and outstanding immediately after giving effect to the Merger. Because The Berkshire Companies Limited Partnership, a Massachusetts limited partnership affiliated with the Company, and certain of its affiliates (collectively, the "Berkshire Stockholders") have committed to elect to retain a number of shares of Harborside Common Stock equal to the Non-Cash Election Number, all other stockholders who do not elect to retain Harborside Common Stock will be assured that they will receive $25.00 in cash for each share held by such stockholders, and all stockholders who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock. Assuming no stockholders of the Company other than the Berkshire Stockholders elect to retain Harborside Common Stock, the shares of Harborside Common Stock to be retained by the Berkshire Stockholders will constitute 6% of the outstanding common stock and voting power of the Company following the Merger. In addition, the Management Rollover Shares to be retained by the Senior Management Stockholders will constitute approximately 3% of the outstanding common stock and voting power of the Company following the Merger. Regardless of the number of stockholders that elect to retain Harborside Common Stock, the shares of Harborside Common Stock to be retained by existing Harborside stockholders (consisting of the shares retained by the Senior Management Stockholders, the Berkshire Stockholders and any other Harborside stockholder) will constitute approximately 9% of the outstanding common stock and voting power of the Company following the Merger. Certain affiliates of Investcorp S.A. and other international investors will own the remaining approximately 91% of the outstanding common stock having approximately 91% of the voting power of the Company following the Merger. A copy of the Merger Agreement is attached as Annex I to the accompanying Proxy Statement/Prospectus.

  If the Merger is approved, the Company intends to seek to have the Harborside Common Stock delisted from the New York Stock Exchange.

  Stockholders also will be asked to consider and vote on a proposal to amend the Company's Certificate of Incorporation, among other things, to change the capital structure of the Company to comport with the terms of the Merger Agreement (the "Amendment Proposal"). The Merger will not be effected unless the Amendment Proposal is approved, and the Amendment Proposal will not be effected unless the Merger is approved.

  Approval and adoption of the Merger Agreement and approval of the Amendment Proposal requires the affirmative vote of a majority of the outstanding shares of Harborside Common Stock held by stockholders of record on July 16, 1998 (the "Record Date"). The Berkshire Stockholders and Messrs. Stephen L. Guillard (President and Chief Executive Officer of the Company) and Damian N. Dell'Anno (Executive Vice President and Chief Operating Officer of the Company) (collectively, the "Subject Stockholders") owned of record and are entitled to vote an aggregate of 4,332,306 shares of Harborside Common Stock on the Record Date, constituting approximately 54% of the outstanding shares of Harborside Common Stock entitled to vote at the Special Meeting. Pursuant to a stockholder agreement, dated as of April 15, 1998, among MergerCo and the Subject Stockholders (the "Stockholder Agreement"), the Subject Stockholders have agreed, among other things, to vote their shares in favor of the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated thereby (which include the Amendment Proposal). Thus, the requisite vote of the holders of shares of Harborside Common Stock to approve and adopt the Merger Agreement and the Merger and to approve the Amendment Proposal is assured.

  Only holders of record of shares of Harborside Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting. A complete list of stockholders entitled to vote at the Special Meeting will be available for examination, for proper purposes, during ordinary business hours at Harborside's corporate offices, 470 Atlantic Avenue, Boston, Massachusetts 02210, during the ten days prior to the Special Meeting.

  In connection with the proposed Merger, appraisal rights will be available to those stockholders of Harborside who meet and comply with the requirements of Section 262 of the Delaware General Corporation Law (the "DGCL"), a copy of which is included as Annex IV to the accompanying Proxy Statement/Prospectus. Reference is made to the section entitled "STOCKHOLDERS' APPRAISAL RIGHTS" in the accompanying Proxy Statement/Prospectus for a discussion of the procedures to be followed in asserting appraisal rights under Section 262 of the DGCL in connection with the proposed Merger.

  YOUR VOTE IS VERY IMPORTANT REGARDLESS OF HOW MANY SHARES OF HARBORSIDE COMMON STOCK YOU OWN. REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE REQUESTED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY (1) ATTENDING AND VOTING IN PERSON AT THE SPECIAL MEETING, (2) GIVING NOTICE OF REVOCATION OF THE PROXY AT THE SPECIAL MEETING OR (3) DELIVERING TO SCOTT D. SPELFOGEL, SECRETARY OF HARBORSIDE, (A) A WRITTEN NOTICE OF REVOCATION OR (B) A DULY EXECUTED PROXY RELATING TO THE SAME SHARES AND MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING, BEARING A DATE LATER THAN THE PROXY PREVIOUSLY EXECUTED.

                                       BY ORDER OF THE BOARD OF DIRECTORS

                                       /s/ SCOTT D. SPELFOGEL

                                       Scott D. Spelfogel
                                       Secretary
July  , 1998

  PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

  STOCKHOLDERS ELECTING TO RETAIN HARBORSIDE COMMON STOCK SHOULD RETURN THE ENCLOSED FORM OF NON-CASH ELECTION TOGETHER WITH DULY ENDORSED HARBORSIDE STOCK CERTIFICATES AS INSTRUCTED IN THE PROXY STATEMENT/PROSPECTUS. SEE "THE MERGER--NON-CASH ELECTION" FOR INSTRUCTIONS FOR STOCKHOLDERS ELECTING TO RETAIN SHARES. OTHERWISE, STOCK CERTIFICATES SHOULD BE RETAINED UNTIL LETTERS OF TRANSMITTAL ARE RECEIVED AFTER THE EFFECTIVE TIME OF THE MERGER. SEE "THE MERGER--CONVERSION/RETENTION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES."

  IF YOU HAVE ANY QUESTIONS OR REQUIRE ADDITIONAL MATERIAL, PLEASE CONTACT HARBORSIDE INVESTOR RELATIONS AT (888) 742-7267.

                       HARBORSIDE HEALTHCARE CORPORATION

                               ----------------

                          PROXY STATEMENT/PROSPECTUS

                               ----------------

                        SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON AUGUST   , 1998

  This Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") is being furnished to stockholders of Harborside Healthcare Corporation, a Delaware corporation (together with its subsidiaries, except where the context otherwise requires, "Harborside" or the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board of Directors" or the "Board") for use at a Special Meeting of stockholders of the Company, which will be held at the offices of Gibson, Dunn & Crutcher LLP,
200 Park Avenue, 48th Floor, New York, New York 10166 on August   , 1998 at
8:00 a.m., local time, and at any adjournments or postponements thereof (the "Special Meeting"). This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of HH Acquisition Corp. ("MergerCo"), a Delaware corporation organized on behalf of Investcorp S.A. ("Investcorp"), certain of its affiliates and other international investors, with and into the Company pursuant to the Agreement and Plan of Merger, dated as of April 15, 1998 (the "Merger Agreement"), between MergerCo and the Company, and the transactions contemplated thereby.

  Pursuant to the Merger, each share of Harborside's common stock, par value $.01 per share ("Harborside Common Stock"), issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted, at the election of the holder thereof, into either (a) the right to receive $25.00 in cash or (b) the right to retain one share (a "Non-Cash Election Share") of Harborside Common Stock which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock and will have rights, powers, privileges and restrictions which differ in some respects from the existing Harborside Common Stock, except that (i) as described in greater detail in the next paragraph, all stockholders who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock, (ii) an aggregate of 225,651 shares of Harborside Common Stock held by the Senior Management Stockholders (as defined in "SUMMARY--The Merger--Interests of Certain Persons in the Merger") will not be subject to the election described above and instead will be converted into the right to retain the same number of shares of Harborside Common Stock (the "Management Rollover Shares") which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock, (iii) each other share of Harborside Common Stock held by the Senior Management Stockholders, constituting an aggregate of 106,663 shares of Harborside Common Stock, and each share of Harborside Common Stock held by certain other specified officers of the Company, constituting an aggregate of 3,846 shares of Harborside Common Stock, will not be subject to the election described above and instead will be converted into the right to receive $25.00 in cash, (iv) shares of Harborside Common Stock held by Harborside, its subsidiaries, MergerCo or any of its affiliates will be canceled and retired, and (v) shares of Harborside Common Stock with respect to which appraisal rights have been perfected will be treated as described herein.

  Pursuant to the terms of the Merger Agreement, the number of shares of Harborside Common Stock (other than Management Rollover Shares) to be retained by existing Harborside stockholders is a calculated number (the "Non-Cash Election Number"), which will not be less than 361,500 nor more than 500,600, and will represent 6% of the total number of shares of all classes of the Company's common stock to be issued and outstanding immediately after giving effect to the Merger. See "THE MERGER--Merger Consideration." The actual Non-Cash Election Number will depend on how many shares of the other classes of the Company's common stock will be outstanding following the Merger, which will depend on the aggregate amount of cash that MergerCo will need to raise from certain affiliates of Investcorp and other international investors through their purchase, at a price of $25.00 per share, of common stock of MergerCo, which will then be converted on a one-for-one basis into common stock of the Company pursuant to the Merger. The aggregate amount of cash that MergerCo will need to raise through its sale of common stock, and hence the number of shares that it will issue, will depend on the aggregate amount of proceeds raised in offerings of preferred stock and subordinated debt to institutional investors currently planned by MergerCo to provide part of the financing for the Merger. The amount of proceeds of these offerings will depend on market conditions at the time of the offerings. See "THE MERGER-- Merger Financings." It is expected that the Non-Cash Election Number will be determined shortly before the Special Meeting.

  Because The Berkshire Companies Limited Partnership, a Massachusetts limited partnership affiliated with the Company, and certain of its affiliates (collectively, the "Berkshire Stockholders") have committed to elect to retain a number of shares of Harborside Common Stock equal to the Non-Cash Election Number, all other stockholders who do not elect to retain Harborside Common Stock will be assured that they will receive $25.00 in cash for each share held by such stockholders, and all stockholders who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock. The shares of Harborside Common Stock to be retained by existing Harborside stockholders (including the Management Rollover Shares) will constitute approximately 9% of the outstanding common stock and approximately 9% of the voting power of the Company following the Merger. Certain affiliates of Investcorp and other international investors will own the remaining approximately 91% of the outstanding common stock having approximately 91% of the voting power of the Company following the Merger. See "THE MERGER--Merger Consideration." Holders of Harborside Common Stock will be entitled to dissenters' rights under the Delaware General Corporation Law (the "DGCL") in connection with the Merger as described herein.

  A copy of the Merger Agreement is attached as Annex I to this Proxy Statement/Prospectus. The summaries of the portions of the Merger Agreement set forth in this Proxy Statement/Prospectus do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the text of the Merger Agreement.

  In addition, the Merger Agreement provides that each option to purchase shares of Harborside Common Stock (each such option, a "Company Stock Option" and, collectively, the "Company Stock Options") issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) will be converted, at the election of the holder thereof and subject to the terms and conditions described in the Merger Agreement, into
(i) the right to retain a fully vested and immediately exercisable option for all or any portion (the "Elected Portion") of the number of shares of Harborside Common Stock subject to such Company Stock Option immediately prior to the Effective Time at an exercise price per share equal to the exercise price of such Company Stock Option immediately prior to the Effective Time and/or (ii) the right to receive an amount in cash equal to (a) the excess, if any, of $25.00 over the per share exercise price of such Company Stock Option, multiplied by (b) the number of shares of Harborside Common Stock which are subject to such Company Stock Option immediately prior to the Effective Time but which are not part of the Elected Portion thereof (if any), reduced by (c) any applicable withholding taxes.

  Assuming the number of shares of Harborside Common Stock outstanding as of the Effective Time is [8,011,164], the aggregate cash consideration to be paid by MergerCo for the Harborside Common Stock and Company Stock Options in connection with the Merger will be approximately $192.1 million.

  This Proxy Statement/Prospectus also constitutes a prospectus of the Company with respect to the shares of Harborside Common Stock to be retained by stockholders in the Merger.

  Approval and adoption of the Merger Agreement and the transactions contemplated thereby requires the affirmative vote of a majority of the outstanding shares of Harborside Common Stock held by stockholders of record on July 16, 1998 (the "Record Date"). The Berkshire Stockholders and Messrs. Stephen L. Guillard (President and Chief Executive Officer of the Company) and Damian N. Dell'Anno (Executive Vice President and Chief Operating Officer of the Company) (collectively, the "Subject Stockholders") owned of record and are entitled to vote an aggregate of 4,332,306 shares of Harborside Common Stock on the Record Date, constituting approximately 54% of the outstanding shares of Harborside Common Stock entitled to vote at the

Special Meeting. Pursuant to a stockholder agreement, dated as of April 15, 1998, among MergerCo and the Subject Stockholders (the "Stockholder Agreement"), the Subject Stockholders have agreed, among other things, to vote their shares in favor of the Merger and the adoption of the Merger Agreement and the transactions contemplated thereby. Thus, the requisite vote of the holders of shares of Harborside Common Stock to approve and adopt the Merger Agreement and the Merger is assured. A copy of the Stockholder Agreement is attached as Annex II to this Proxy Statement/Prospectus. The summaries of the portions of the Stockholder Agreement set forth in this Proxy Statement/Prospectus do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the text of the Stockholder Agreement.

  The Board of Directors, and the independent members of the Board, after careful consideration, each unanimously approved the Merger Agreement and the Merger, and determined that the Merger is in the best interests of Harborside and its stockholders, and recommends that you vote FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger. In reaching their determination, the members of the Board considered, among other things, the opinion of Schroder & Co. Inc. ("Schroders") as to the fairness, from a financial point of view, of the $25.00 per share cash consideration to be received by the holders of Harborside Common Stock in the Merger. Schroders' opinion is included as Annex III to this Proxy Statement/Prospectus. You are urged to read the opinion in its entirety for further information with respect to the assumptions made, matters considered and limits of the reviews undertaken by Schroders in rendering its opinion. Schroders has advised the Company that it believes the Company's stockholders cannot rely on such opinion to support any claims against Schroders arising under applicable state law.

  Stockholders who elect to retain Non-Cash Election Shares (which will be denominated as Harborside Class A Common Stock upon consummation of the Merger) should be aware that such Non-Cash Election Shares may have a value that differs from the $25.00 per share cash consideration to be received by holders of Harborside Common Stock who elect to receive cash for their shares in the Merger. No third party appraisal was requested or obtained by the Company with respect to the value of the Non-Cash Election Shares. In addition, Schroders was not asked to give its opinion with respect to the fairness of the Non-Cash Election Shares. Stockholders who elect to retain Non-Cash Election Shares also should be aware of certain risks to which they may be subject as a result of such election, including risks associated with owning a minority position in a leveraged company and risks associated with the anticipated lack of liquidity of the Harborside Class A Common Stock. See "RISK FACTORS--Valuation of Non-Cash Election Shares."

  Harborside Common Stock is listed for trading on The New York Stock Exchange ("NYSE") under the symbol "HBR." On June 30, 1998, the closing price of Harborside Common Stock as reported on the NYSE was $23.88 per share. On April 15, 1998, the last trading day before the public announcement of the execution of the Merger Agreement, the closing price of Harborside Common Stock as reported on the NYSE was $21.50 per share.

  If the Merger is approved, the Company intends to seek to have the Harborside Common Stock delisted from the NYSE. See "RISK FACTORS--Delisting of Common Stock from NYSE."

  This Proxy Statement/Prospectus, the accompanying form of proxy (the "Proxy") and the other enclosed documents are first being mailed to
stockholders of the Company on or about July   , 1998.

  SEE "RISK FACTORS" BEGINNING ON PAGE 19 FOR A DISCUSSION OF CERTAIN IMPORTANT RISKS RELATING TO THE RETENTION OF HARBORSIDE COMMON STOCK THAT SHOULD BE CONSIDERED BY HOLDERS OF HARBORSIDE COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Proxy Statement/Prospectus is July   , 1998.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN AS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE MERGER, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY HARBORSIDE OR MERGERCO. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION.....................................................    1
FORWARD LOOKING STATEMENTS................................................    2
SUMMARY...................................................................    4
RISK FACTORS..............................................................   19
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA........................   30
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................   34
PRICES OF HARBORSIDE COMMON STOCK AND DIVIDEND POLICY.....................   43
THE COMPANY...............................................................   44
THE SPECIAL MEETING.......................................................   60
  Matters to Be Considered................................................   60
  Required Votes..........................................................   60
  Voting and Revocation of Proxies........................................   61
  Record Date; Stock Entitled to Vote; Quorum.............................   61
  Stockholders' Appraisal Rights..........................................   62
  Solicitation of Proxies.................................................   62
THE MERGER................................................................   63
  Background of the Merger................................................   63
  Recommendation of the Board of Directors; Reasons for the Merger........   66
  Opinion of Schroders....................................................   70
  Merger Consideration....................................................   75
  Non-Cash Election.......................................................   77
  Non-Cash Election Procedure.............................................   79
  Effective Time of the Merger............................................   79
  Conversion/Retention of Shares; Procedures for Exchange of Certificates.   79
  Fractional Shares.......................................................   80
  Conduct of Business Pending the Merger..................................   80
  Conditions to the Consummation of the Merger............................   80
  Material Federal Income Tax Consequences................................   80
  Accounting Treatment....................................................   84
  Treatment of Existing Company Stock Options.............................   84
  Directors Retainer Fee Plan.............................................   85
  Interests of Certain Persons in the Merger..............................   85
  Agreements with Certain Stockholders....................................   89
  Executive Officers and Directors of MergerCo............................   89
  Delisting of Harborside Common Stock from NYSE..........................   89
  Termination of SEC Reporting............................................   90
  Resale of Retained Harborside Common Stock Following the Merger.........   90
  Merger Financings.......................................................   90
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION....................   92
DESCRIPTION OF HARBORSIDE CAPITAL STOCK...................................  105
  Harborside's Existing Capital Stock.....................................  105
  Harborside's Capital Stock Following The Merger.........................  105
  Changes to Terms of Harborside Common Stock.............................  108
MATERIAL PROVISIONS OF THE MERGER AGREEMENT...............................  110
  The Merger..............................................................  110
  Representations and Warranties..........................................  110
  Certain Pre-Closing Covenants...........................................  111

                                                                           PAGE
                                                                           ----
  No Solicitation of Transactions......................................... 112
  Board of Directors and Officers of the Company Following the Merger..... 112
  Treatment of Existing Company Stock Options............................. 113
  Access to Information................................................... 113
  Cooperation and Reasonable Efforts...................................... 113
  Delisting from NYSE..................................................... 113
  Public Announcements.................................................... 113
  Indemnification and Insurance........................................... 113
  Master Rights Agreement................................................. 114
  Minimum Equity Requirement.............................................. 114
  Conditions to the Consummation of the Merger............................ 114
  Termination............................................................. 114
  Amendment and Waiver.................................................... 115
  Expenses and Certain Required Payments.................................. 116
CERTAIN RELATED AGREEMENTS................................................ 117
  Stockholder Agreement................................................... 117
  Non-Compete Agreements.................................................. 117
MANAGEMENT................................................................ 118
  Directors and Executive Officers of the Company......................... 118
EXECUTIVE COMPENSATION.................................................... 120
  Compensation of Directors............................................... 121
  Employment Contracts and Termination of Employment and Change-In-Control
   Arrangements........................................................... 122
  Supplemental Executive Retirement Plan.................................. 123
  1996 Long-Term Stock Incentive Plan..................................... 123
  Certain Relationships and Related Transactions.......................... 123
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT............ 126
REGULATORY APPROVALS...................................................... 129
  Federal and State Healthcare Regulatory Authorities..................... 129
  Other Regulatory Approvals.............................................. 131
HH ACQUISITION CORP....................................................... 132
STOCKHOLDERS' APPRAISAL RIGHTS............................................ 133
THE AMENDMENT PROPOSAL.................................................... 135
EXPERTS................................................................... 135
LEGAL OPINIONS............................................................ 136
OTHER INFORMATION......................................................... 136
STOCKHOLDER PROPOSALS..................................................... 137
INDEX TO FINANCIAL STATEMENTS............................................. F-1

 SCHEDULE I Certain Officers
 ANNEX I    Agreement and Plan of Merger
 ANNEX II   Stockholder Agreement
 ANNEX III  Opinion of Schroder & Co. Inc.
 ANNEX IV   Excerpts from the DGCL relating to Dissenters' Rights
 ANNEX V    Form of Restated Certificate of Incorporation

                             AVAILABLE INFORMATION

  Harborside is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the web site (http://www.sec.gov) maintained by the Commission, or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information are also available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005. As described herein, the Harborside Common Stock will be deregistered under the Exchange Act following the Merger if the number of record holders permits such deregistration. If that deregistration occurs, Harborside does not plan to provide any reports or information to its public stockholders other than pursuant to the right to inspect the books and records of Harborside as required by Delaware law. However, Harborside currently plans to register certain debt securities and exchangeable preferred stock under the Securities Act of 1933, as amended (the "Securities Act"). Following the issuance of such securities, Harborside will be subject to the reporting requirements of the Exchange Act and such reports will be publicly available to holders of Harborside Common Stock. However, it is not currently anticipated that such reports will be sent to Harborside stockholders. Under certain circumstances or upon the repayment or redemption of such securities, the Company may no longer be subject to the reporting requirements of the Exchange Act unless it has registered other securities under the Securities Act or the Exchange Act.

  This Proxy Statement/Prospectus also constitutes a prospectus of the Company filed as part of a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act. This Proxy Statement/Prospectus omits certain information contained in the Registration Statement and the exhibits thereto. Reference is made to the Registration Statement and related exhibits for further information with respect to the Company and the retention of Harborside Common Stock. Statements contained herein concerning the contents of documents referred to herein are not necessarily complete and are qualified by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

                          FORWARD LOOKING STATEMENTS

  This Proxy Statement/Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this Proxy Statement/Prospectus that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Company's business and operations, plans, references to future success and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed under the caption "RISK FACTORS" in this Proxy Statement/Prospectus and other factors, many of which are beyond the control of the Company. The following includes some, but not all, of the factors or uncertainties that could cause the Company to fail to conform with expectations and predictions:

  --The Company's ability to grow through the acquisition and development of long-term care facilities or the acquisition of ancillary businesses.

  --The Company's ability to identify suitable acquisition candidates, to consummate or complete construction projects, or to profitably operate or successfully integrate enterprises into the Company's other operations.

  --The occurrence of changes in the mix of payment sources utilized by the Company's patients to pay for the Company's services.

  --The adoption of cost containment measures by private pay sources such as commercial insurers and managed care organizations, as well as efforts by governmental reimbursement sources to impose cost containment measures.

  --Changes in the United States healthcare system, including changes in reimbursement levels under Medicaid and Medicare, and other changes in applicable government regulations that might affect the profitability of the Company.

  --The Company's continued ability to operate in a heavily regulated environment and to satisfy regulatory authorities, thereby avoiding a number of potentially adverse consequences, such as the imposition of fines, temporary suspension of admission of patients, restrictions on the ability to acquire new facilities, suspension or decertification from Medicaid or Medicare programs, and in extreme cases, revocation of a facility's license or the closure of a facility, including as a result of unauthorized activities by employees.

  --The Company's ability to secure the capital and the related cost of such capital necessary to fund its future growth through acquisition and development, as well as internal growth.

  --Changes in certificate of need laws that might increase competition in the Company's industry, including, particularly, in the states in which the Company currently operates or anticipates operating in the future.

  --The Company's ability to staff its facilities appropriately with qualified healthcare personnel, including in times of shortages of such personnel, and to maintain a satisfactory relationship with labor unions.

  --The level of competition in the Company's industry, including, without limitation, increased competition from acute care hospitals, providers of assisted and independent living and providers of home healthcare and changes in the regulatory system in the states in which the Company operates that facilitate such competition.

  --The continued availability of insurance for the inherent risks of liability in the healthcare industry.

  --Price increases in pharmaceuticals, durable medical equipment and other items.

  --The Company's reputation for delivering high-quality care and its ability to attract and retain patients, including patients with relatively high acuity levels.

  --Changes in general economic conditions, including changes that pressure governmental reimbursement sources to reduce the amount and scope of healthcare coverage.

Consequently, all of the forward-looking statements made in this Proxy Statement/Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. The foregoing review of significant factors should not be construed as exhaustive.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to the more detailed information contained in this Proxy Statement/Prospectus and the Annexes and Schedule hereto. Stockholders of the Company are urged to read this Proxy Statement/Prospectus and the Annexes hereto in their entirety. References in this Proxy Statement/Prospectus to "Harborside" or the "Company" refer to Harborside Healthcare Corporation, its subsidiaries and their predecessors, or any of them, depending on the context.

  FOR A DISCUSSION OF CERTAIN IMPORTANT RISKS RELATED TO THE RETENTION OF HARBORSIDE COMMON STOCK, SEE "RISK FACTORS."

                              THE SPECIAL MEETING

TIME AND PLACE; RECORD DATE

  The Special Meeting of the stockholders of Harborside will be held on August , 1998 at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, 48th
Floor, New York, New York 10166 at 8:00 a.m. local time. Stockholders of record at the close of business on the Record Date (July 16, 1998) will be entitled to notice of, and to vote at, the Special Meeting. The date of the mailing of this Proxy Statement/Prospectus to stockholders of the Company will be on or about July , 1998. At the close of business on the Record Date, there were [8,011,164] shares of Harborside Common Stock outstanding and entitled to vote, which were owned by approximately 1,500 stockholders of record.

MATTERS TO BE CONSIDERED

  The purpose of the Special Meeting is to vote upon (i) a proposal to approve and adopt the Merger Agreement and the Merger, pursuant to which MergerCo will merge with and into the Company, the separate existence of MergerCo will terminate and the stockholders of the Company will receive the consideration described below under "--The Merger--Effect of the Merger" and (ii) a proposal to amend the Company's Certificate of Incorporation, among other things, to change the capital structure of the Company to comport with the terms of the Merger Agreement (the "Amendment Proposal"). The Merger will not be effected unless the Amendment Proposal is approved, and the Amendment Proposal will not be effected unless the Merger is approved.

REQUIRED VOTES

  The approval of the Merger Agreement and the Merger, and the Amendment Proposal, will require the affirmative vote of the holders of a majority of the shares of Harborside Common Stock entitled to vote at the Special Meeting. The Subject Stockholders, who as of the Record Date owned and are entitled to vote an aggregate of approximately 54% of the Harborside Common Stock outstanding, have agreed, subject to certain conditions, to vote all shares of Harborside Common Stock held by them in favor of the Merger Agreement and the transactions contemplated thereby (which include the Amendment Proposal) and the Merger. See "THE SPECIAL MEETING--Required Votes" and "THE MERGER--Interests of Certain Persons in the Merger." Thus, the requisite vote of the holders of shares of Harborside Common Stock to approve and adopt the Merger Agreement and the Merger and to approve the Amendment Proposal is assured.

VOTING OF PROXIES

  All shares of Harborside Common Stock represented by a properly executed Proxy received in time for the Special Meeting will be voted in the manner specified in the Proxy. Proxies that do not contain any instruction to vote for or against or to abstain from voting on a particular matter will be voted in accordance with the recommendations of the Board. See "THE SPECIAL MEETING-- Voting and Revocation of Proxies."

  It is not expected that any matter other than those referred to herein will be brought before the stockholders at the Special Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their best judgment with respect to such matters, unless authority to do so is withheld in the Proxy.

ADJOURNMENTS; REVOCABILITY OF PROXIES

  If the Special Meeting is adjourned, for whatever reason, the approval of the Merger Agreement, the Merger and the Amendment Proposal shall be considered and voted upon by stockholders at the subsequent, reconvened meeting, if any.

  You may revoke your Proxy at any time prior to its exercise (i) by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a Proxy), (ii) by giving notice of revocation of your Proxy at the Special Meeting or (iii) by delivering (a) a written notice of revocation of your Proxy or (b) a duly executed Proxy relating to the matters to be considered at the Special Meeting, bearing a date later than the Proxy previously executed, to Scott D. Spelfogel, Secretary, Harborside Healthcare Corporation, 470 Atlantic Avenue, Boston, Massachusetts 02210. Unless revoked in one of the manners set forth above, Proxies in the form enclosed will be voted at the Special Meeting as described above.

SOLICITATION OF PROXIES

  The cost of soliciting Proxies will be borne by the Company. The Company may solicit Proxies and the Company's directors, officers and employees may also solicit Proxies by telephone, telegram or personal interview. Such directors, officers and employees will not be additionally compensated for any such solicitation but may be reimbursed for reasonable out-of-pocket expenses in connection therewith. Arrangements will be made to furnish copies of Proxy materials to fiduciaries, custodians and brokerage houses for forwarding to beneficial owners of Harborside Common Stock. Such persons will be paid reasonable out-of-pocket expenses.

  If you have any questions or require additional material, please call Harborside Investor Relations at (888) 742-7267.

  HOLDERS OF HARBORSIDE COMMON STOCK SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. SEE "THE MERGER--NON-CASH ELECTION PROCEDURE" FOR INSTRUCTIONS FOR STOCKHOLDERS ELECTING TO RETAIN SHARES OF HARBORSIDE COMMON STOCK.

SECURITY OWNERSHIP OF MANAGEMENT

  As of the Record Date, directors and executive officers of the Company and their affiliates held an aggregate of 3,765,160 shares of Harborside Common Stock (approximately 47% of the outstanding shares). See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." The directors and executive officers of the Company have indicated that they intend, and the Subject Stockholders are obligated, pursuant to the terms of the Stockholder Agreement, to vote their shares of Harborside Common Stock in favor of the Merger Agreement, the Merger and the Amendment Proposal.

                                   THE MERGER

EFFECT OF THE MERGER

  At the Effective Time, MergerCo will be merged with and into Harborside and Harborside will continue as the surviving corporation in the Merger.

  Pursuant to the Merger, each share of Harborside Common Stock issued and outstanding immediately prior to the Effective Time will be converted, at the election of the holder thereof, into either (a) the right to receive $25.00 in cash or (b) the right to retain one Non-Cash Election Share, except that (i) as described in greater detail below, all stockholders who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock, (ii) an aggregate of 225,651 shares of Harborside Common Stock held by the Senior Management Stockholders

(Stephen L. Guillard, Damian Dell'Anno and William H. Stephan) will not be subject to the election described above and instead will be converted into the right to retain the same number of shares of Harborside Common Stock which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock, (iii) each other share of Harborside Common Stock held by the Senior Management Stockholders, constituting an aggregate of 106,663 shares of Harborside Common Stock, and each share of Harborside Common Stock held by certain other specified officers of the Company, constituting an aggregate of 3,846 shares of Harborside Common Stock, will not be subject to the election described above and instead will be converted into the right to receive $25.00 in cash, which, in the case of the Senior Management Stockholders, will equal $2,096,825 in the case of Mr. Guillard, $470,875 in the case of Mr. Dell'Anno and $98,875 in the case of Mr. Stephan and, in the case of such other specified officers of the Company, will equal $96,150 in the aggregate, (iv) shares of Harborside Common Stock held by Harborside, its subsidiaries, MergerCo or any of its affiliates will be canceled and retired, and (v) shares of Harborside Common Stock with respect to which appraisal rights have been perfected will be treated as described herein. Assuming the number of shares of Harborside Common Stock outstanding as of the Effective Time is [8,011,164,] the aggregate cash consideration to be paid by MergerCo for the Harborside Common Stock and Company Stock Options in connection with the Merger will be approximately $192.1 million.

  Stockholders that elect to retain shares of Harborside Common Stock will be subject to numerous risks, including the risk that the per share value of such shares may be less than the $25.00 cash amount that stockholders may elect to receive for their shares of Harborside Common Stock in connection with the Merger, risks associated with owning a minority position in a leveraged company and risks associated with the anticipated lack of liquidity of the Harborside Common Stock. It is expected that the Harborside Common Stock will be delisted from trading on the NYSE and deregistered under the Exchange Act, resulting in a significant decrease in the information available to stockholders and a material adverse effect on the trading market for the Harborside Common Stock. See "RISK FACTORS" for a description of these and additional factors that holders of Harborside Common Stock should carefully consider in connection with their evaluation of their potential election to retain Harborside Common Stock in the Merger. Stockholders that elect to receive $25.00 in cash for their Harborside Common Stock will lose the opportunity to participate in future increases, if any, in the value of the Harborside Common Stock, including in connection with any possible public offering of Harborside capital stock or a sale of all or a portion of Harborside in the future. See "RISK FACTORS-- Control of Harborside."

  Pursuant to the terms of the Merger Agreement, the number of shares of Harborside Common Stock (other than Management Rollover Shares) to be retained by existing Harborside stockholders is a calculated number which will not be less than 361,500 nor more than 500,600, and will represent 6% of the total number of shares of all classes of the Company's common stock to be issued and outstanding immediately after giving effect to the Merger. See "THE MERGER-- Merger Consideration." The determination of the Non-Cash Election Number is dependent on the actual common equity capitalization of MergerCo, which will not be determined until the terms of the Merger-related financings are finalized. See "THE MERGER--Merger Financings." It is expected that the Non-Cash Election Number will be determined shortly before the Special Meeting. Because the Berkshire Stockholders have committed to elect to retain a number of shares of Harborside Common Stock equal to the Non-Cash Election Number, all other stockholders who do not elect to retain Harborside Common Stock will be assured that they will receive $25.00 in cash for each share held by such stockholders, and all stockholders who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock. The shares of Harborside Common Stock to be retained by existing Harborside stockholders (consisting of the shares retained by the Senior Management Stockholders, the Berkshire Stockholders and any other Harborside stockholder) will constitute approximately 9% of the outstanding common stock and approximately 9% of the voting power of the Company following the Merger. See "THE MERGER--Merger Consideration" for examples illustrating the potential effects of proration.

  The aggregate cash consideration that the Berkshire Stockholders will receive for their 4,004,347 shares (representing approximately 50% of the shares of Harborside Common Stock outstanding as of the Record Date) in connection with the Merger will depend on the actual Non-Cash Election Number and the number of shares as to which other Harborside stockholders make a Non-Cash Election. Assuming that no Harborside stockholder other than the Berkshire Stockholders elects to receive Non-Cash Election Shares in connection with the Merger, the aggregate cash consideration that the Berkshire Stockholders will receive for their shares in connection with the Merger will range from $87,593,675 (assuming the Non-Cash Election Number equals 500,600) to $91,071,175 (assuming the Non-Cash Election Number equals 361,500). If other Harborside stockholders elect to retain shares in connection with the Merger, the amount of shares to be retained by the Berkshire Stockholders will be subject to proration, and any shares not retained by the Berkshire Stockholders as a result of such proration will be converted into the right to receive $25.00 in cash.

  The aggregate cash consideration of approximately $192.1 million to be paid for the Harborside Common Stock and Company Stock Options in the Merger is expected to be funded by a portion of the funds received from the following sources: (i) approximately $3.9 million of borrowings under a new $250 million senior secured credit facility expected to be entered into by the Company at the Effective Time; (ii) approximately $140 million of proceeds from the offering by MergerCo to institutional investors of senior subordinated debt and exchangeable preferred stock; and (iii) approximately $160 million of proceeds from the issuance by MergerCo to certain affiliates of Investcorp and other international investors of common stock. See "THE MERGER--Merger Financings."

  Prior to the effectiveness of the Merger, MergerCo will have five authorized classes of common stock: Common Stock, Class A Stock, Class B Stock, Class C Stock and Class D Stock. Immediately prior to the Effective Time, no shares of Common Stock or Class A Stock of MergerCo will be issued or outstanding, and all of the issued and outstanding shares of the remaining classes of stock of MergerCo will at such time be owned by affiliates of Investcorp and certain other international investors. Pursuant to the terms of the Merger Agreement and simultaneously with the consummation of the Merger, a certificate of incorporation substantially in the form of Annex V to this Proxy Statement/Prospectus will become the certificate of incorporation of the Company. As of the Effective Time, (i) each share of Harborside Common Stock to be retained by existing Harborside stockholders (including the Management Rollover Shares) will be designated as a share of Harborside Class A Common Stock and (ii) the shares of MergerCo's Class B Stock, Class C Stock and Class D Stock will be converted into shares of Harborside Class B Common Stock, Harborside Class C Common Stock and Harborside Class D Common Stock, respectively. Upon the effectiveness of the Merger, the number of shares of Harborside Class A Common Stock outstanding will be equal to the Non-Cash Election Number plus the number of Management Rollover Shares, and the number of shares of Harborside Class B Common Stock, Class C Common Stock and Class D Common Stock outstanding will be equal to the number of shares of Class B Stock, Class C Stock and Class D Stock of MergerCo, respectively, as were outstanding immediately prior to the Effective Time. The shares of Harborside Class A Common Stock to be outstanding after the Merger will have one vote per share, as they currently do, will represent approximately 9% of the outstanding common stock of the Company and will have approximately 9% of the voting power. The shares of Harborside Class B Common Stock, Harborside Class C Common Stock and Harborside Class D Common Stock will collectively represent approximately 91% of the outstanding common stock of the Company after the Merger. Shares of Harborside Class D Common Stock will have approximately 91% of the voting power after the Merger and shares of Harborside Class B Common Stock and Harborside Class C Common Stock will not have voting rights. See "DESCRIPTION OF HARBORSIDE CAPITAL STOCK--Harborside Capital Stock Following the Merger." With respect to certain risks related to retaining Harborside Common Stock, see "RISK FACTORS" below.

  Although affiliates of Investcorp and certain other international investors will own approximately 91% of the outstanding common stock of Harborside as of the Effective Time, there is no current intention to engage in any post-Merger transaction which would eliminate the approximately 9% of the outstanding common stock of Harborside to be held by existing stockholders of Harborside. While it is, therefore, unlikely that such a transaction would occur in the foreseeable future, no assurance can be given that such a transaction will not occur. See "RISK FACTORS--Control of Harborside."

RECOMMENDATION OF THE BOARD OF DIRECTORS

  At its April 15, 1998 meeting, the Board of Directors, with all six members in attendance, and the four independent members of the Board of Directors, each unanimously (i) determined that the Merger is in the best interests of the Company's stockholders and (ii) recommended that the Company's stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger and the Amendment Proposal. The Board of Directors was not required to, and did not, appoint a Special Committee to consider the terms of the Merger on behalf of the Company. Four out of the six members of the Board are independent (in that none of such persons is an employee or, other than by reason of being a director, an affiliate of the Company), and were in a position to consider the terms of the Merger without having interests that differed in any material respect from the interests of the Harborside stockholders. With respect to the interests of Douglas Krupp, a director who also is an affiliate of the Berkshire Stockholders, and of Stephen
L. Guillard, a director who is also a Senior Management Stockholder, such interests were fully disclosed to and considered by the Board. See "THE MERGER--Background of the Merger," "--Recommendation of the Board of Directors; Reasons for the Merger" and "--Interests of Certain Persons in the Merger."

OPINION OF SCHRODERS

  On April 15, 1998, Schroders, Harborside's financial advisor, delivered to the Board its written opinion dated April 15, 1998 (the "Schroders Opinion") to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $25.00 per share consideration to be received by the holders of Harborside Common Stock in the Merger is fair, from a financial point of view, to such holders. The Schroders Opinion is directed to the Board and relates only to the fairness of the $25.00 per share cash consideration to be received in the Merger from a financial point of view, does not address the value of the Harborside Common Stock to be retained by existing Harborside stockholders (including the Management Rollover Shares), does not address any other aspect of the Merger or related transactions and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Special Meeting. In connection with delivering the Schroders Opinion, Harborside paid Schroders a fee of $250,000 and has agreed to pay, contingent upon consummation of the Merger, an additional fee of approximately $2,250,000, representing 0.75% of the aggregate consideration involved in the Merger, determined after including the amount of all indebtedness assumed or retired in connection with the Merger and after deducting the amount of the fairness opinion fee previously paid. The full text of the Schroders Opinion, which sets forth the assumptions made, matters considered, and limitations on the review undertaken in rendering its opinion, is attached as Annex III to this Proxy Statement/Prospectus and should be read carefully in its entirety. See "THE MERGER--Opinion of Schroders."

NON-CASH ELECTION

  Holders of shares of Harborside Common Stock other than Senior Management Stockholders and certain other officers of the Company listed on Schedule I to this Proxy Statement/Prospectus (the Senior Management Stockholders and such other executive officers being referred to herein collectively as the "Restricted Management Stockholders") will be entitled to make an unconditional election (a "Non-Cash Election"), on or prior to the Election Date (as defined below), to retain Non-Cash Election Shares. If, however, the number of shares of Harborside Common Stock with respect to which an election to retain Harborside Common Stock has been made in accordance with the Merger Agreement (each, an "Electing Share") exceeds the Non-Cash Election Number, then (1) the number of Electing Shares covered by each Non-Cash Election will be determined by multiplying the total number of Electing Shares requested to be covered by such Non-Cash Election by a proration factor determined by dividing the Non-Cash Election Number by the total number of Electing Shares and (2) such number of Electing Shares will be so retained. All Electing Shares, other than those permitted to be retained as described in the immediately preceding sentence, will be converted into cash as if such shares were not Electing Shares. The number of Electing Shares permitted to be retained as Non-Cash Election Shares or required to be converted into cash will be determined on a consistent basis among stockholders who made the election to retain Non-Cash Election Shares, pro rata on the basis of the number of shares as to which they made such election.

  If Non-Cash Elections respecting more than the Non-Cash Election Number of shares of Harborside Common Stock are made, any stockholder who elects to retain shares of Harborside Common Stock will experience proration. Because the Berkshire Stockholders have committed to elect to retain a number of shares of Harborside Common Stock equal to the Non-Cash Election Number, all other stockholders who do not elect to retain Harborside Common Stock will be assured that they will receive $25.00 in cash for each share held by such stockholder, and all stockholders who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock. See "THE MERGER--Non-Cash Election."

  Upon consummation of the Merger, the Non-Cash Election Shares will be designated as shares of Harborside Class A Common Stock and will have the rights, powers, privileges and restrictions specified in the Restated Certificate of Incorporation of Harborside and described in this Proxy Statement/Prospectus. See Annex V attached hereto and "DESCRIPTION OF HARBORSIDE CAPITAL STOCK--Harborside Capital Stock Following the Merger." These rights, powers, privileges and restrictions will differ in certain respects from those of the Harborside Common Stock prior to the Merger. These differences primarily relate to the rights, powers, privileges and restrictions of the Harborside Class A Common Stock relative to the other classes of capital stock of Harborside that will be authorized in connection with the Merger, including rights, powers, privileges and restrictions in connection with any merger of Harborside with another entity (other than the Merger) or any resale of shares of Harborside Class D Common Stock.

  The Harborside Class A Common Stock will differ from the Harborside Common Stock in the following respects. The rights of the holders of Harborside Class A Common Stock to receive dividends and distributions will be subject to the rights of the holders of the Harborside preferred stock to be authorized in connection with the Merger and will be co-equal to the rights of the holders of the other classes of common stock to be authorized in connection with the Merger. In the event of any stock dividend, subdivision, combination or reclassification of any other class of common stock, a corresponding change will be made to the Harborside Class A Common Stock so that it is not adversely affected. In the event of an initial public offering or sale of Harborside, the outstanding shares of Harborside Class A Common Stock (as well as the outstanding shares of Class B Common Stock, Class C Common Stock and Class D Common Stock of Harborside) will automatically be converted into shares designated as "Common Stock" of Harborside (without any separate class designation). In the event of the merger of Harborside with another entity (other than the Merger), the holders of Harborside Class A Common Stock will be entitled to receive the same per share consideration as is received by the holders of the other classes of common stock unless the holders of the Harborside Class A Common Stock agree otherwise. The holders of Harborside Class A Common Stock will have the right to "tag-along" in connection with any resale of Harborside Class D Common Stock by selling to the proposed purchaser up to the same percentage of their shares of Harborside Class A Common Stock as the percentage of the total number of shares of Harborside Class D Common Stock being sold in the transaction. The Harborside Class A Common Stock will be subject to mandatory redemption by Harborside if and to the extent that the holders thereof elect not to "tag-along" in connection with any such resale of Harborside Class D Common Stock. For a discussion of how the mandatory redemption provisions affect holders of Harborside Class A Common Stock, see "RISK FACTORS--Terms of Harborside Common Stock--Mandatory Redemption."

NON-CASH ELECTION PROCEDURE

  Stockholders of Harborside Common Stock electing to retain Non-Cash Election Shares must properly complete and sign the Non-Cash Election Form (the "Form of Election") which is being sent to stockholders of record concurrently with this Proxy Statement/Prospectus. Such Form of Election, together with all certificates representing shares of Harborside Common Stock duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by appropriate guarantee of delivery, as set forth in such Form of Election), must be received by The Bank of New York (the "Exchange Agent") at one of the addresses listed on the Form of Election by 5:00 p.m., Eastern time, on the second business day preceding the date of the Special Meeting (the "Election Date") and must not be withdrawn. See "THE MERGER--Non-Cash Election Procedure."

FRACTIONAL SHARES

  Fractional shares of Harborside Common Stock will not be issued or retained in the Merger. Holders of Harborside Common Stock otherwise entitled to a fractional share of Harborside Common Stock following the Merger as a result of the Non-Cash Election proration procedure will be paid cash in lieu of such fractional share in an amount equal to such fraction multiplied by $25.00.

CONDITIONS TO THE MERGER

  The obligations of Harborside and MergerCo to consummate the Merger are subject to various conditions, including, without limitation, obtaining requisite Harborside stockholder approval, obtaining certain regulatory approvals and third-party consents required in connection with and as a result of the Merger, the absence of any injunction or other legal restraint or prohibition preventing the consummation of the Merger and the absence of the occurrence of an event that has had or is reasonably likely to have a material adverse effect with respect to the Company. See "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger."

  The Company currently does not intend or expect that there will be any need to amend or waive in any material respect any provision of the Merger Agreement. In the event the Company waives any condition relating to the United States federal income tax consequences of the Merger to Harborside stockholders, or materially changes the terms of the Merger, the Company will amend and supplement this Proxy Statement/Prospectus accordingly and resolicit the stockholders of Harborside for their approval of the Merger Agreement and the Amendment Proposal.

REGULATORY APPROVALS

  Various state healthcare regulatory authorities require notice of and/or approval of the Merger prior to its consummation. See "REGULATORY APPROVALS."

  As of July 13, 1998 the Company has fulfilled the requirement of certificate of need ("CON") notification in Florida, Massachusetts, Maryland, New Hampshire and Ohio. No separate CON notifications are required in Connecticut, Indiana, New Jersey or Rhode Island. The Company has filed notification letters with the licensing authorities in Connecticut, Florida, Indiana, New Hampshire, Maryland and Ohio. The Company has filed and received approval of a "Health Care Facility License Application" as required in New Jersey. The Company has filed and received approval of a "Change in Effective Control Application" as required in Rhode Island. The Company has filed a "Notice of Intent to Acquire Form" as required in Massachusetts. The Company has fulfilled the notification requirements for Medicaid in Connecticut, Florida, Indiana, Maryland and Ohio. The Company has filed "Medicaid Provider Enrollment Applications" as required in Massachusetts. The Company has filed a notification letter with Medicaid in New Hampshire. Medicaid notification requirements do not exist until after the closing of the transaction in New Jersey and Rhode Island.

MERGER FINANCINGS

  At the time of the Merger, MergerCo expects to have received common equity contributions of approximately $160 million from an affiliate of Investcorp and certain other international investors. In addition, at the Effective Time, Harborside currently intends to issue an aggregate of approximately $140 million in gross proceeds of subordinated debt and exchangeable preferred stock, and enter into a senior secured credit facility for approximately $250 million (which amount will be available for, among other things, synthetic lease financings). The proceeds of these equity and debt issuances and funds available under the new senior secured credit facility will be used to finance the conversion into cash, in the Merger, of approximately 91% of the Harborside Common Stock currently outstanding, to refinance certain existing indebtedness of Harborside, to pay the fees and expenses associated with the Merger and such related financings, to finance the working capital needs of Harborside, to finance acquisitions and for general corporate purposes. See "RISK FACTORS-- Substantial Leverage; Liquidity."

  The actual financing arrangements as well as the expected level of outstanding borrowings and lease financings under the new senior secured credit facility will not be determined until shortly before the Effective Time and may be different from those outlined above based on market conditions and whether the Company chooses to refinance certain existing indebtedness. Depending on pricing and other market conditions at the time of the offering, MergerCo may determine that in order to have the optimal financing for MergerCo under those conditions, the actual gross proceeds of such offering should be higher or lower than $140 million. To the extent that the gross proceeds of such offering of debt and preferred stock differs from $140 million, the amount of the common equity contributions and/or the amount of borrowings under the new senior secured credit facility will be adjusted, or other financing arrangements will be made, in order to result in the same total proceeds from such offering and other sources in the aggregate (except that MergerCo has agreed in the Merger Agreement that the common equity contributions from affiliates of Investcorp and its co-investors will not be less than $135 million). Obtaining financing for the Merger is not a condition to MergerCo's obligations under the Merger Agreement.

  In connection with the approximately $160 million of capital expected to be provided by affiliates of Investcorp and other international investors, an affiliate of Investcorp will be paid by the Company a fee of $6.5 million for services rendered outside of the United States. In connection with the Merger, the Company will pay Investcorp International, Inc. ("III"), an affiliate of Investcorp, a loan finance advisory fee of $4.0 million and Invifin S.A., an affiliate of Investcorp, will receive a fee of $1.5 million for providing a standby commitment to fund the $100 million of senior subordinated debt expected to be issued by the Company at the Effective Time. In connection with the closing of the Merger, the Company will enter into an agreement for management advisory and consulting services for a five-year term with III, pursuant to which the Company has agreed to prepay III $6.0 million upon such closing.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  Paul, Weiss, Rifkind, Wharton & Garrison, special counsel to the Company, has rendered a tax opinion as to the material United States federal income tax consequences of the Merger. See "THE MERGER--Material Federal Income Tax Consequences."

  For United States federal income tax purposes, MergerCo will be viewed as a transitory entity and therefore disregarded, and the Merger of MergerCo with and into the Company will be treated as a sale of a portion of a tendering stockholder's Harborside Common Stock to the stockholders of MergerCo and as a redemption of a portion of the stockholder's Harborside Common Stock by the Company. There is no published authority directly addressing how proceeds should be allocated between the deemed sale and the redemption. In view of such lack of authority, the Company intends to take the position that (i) the percentage of a stockholder's Harborside Common Stock disposed of by the stockholder pursuant to the Merger which will be treated as sold to the stockholders of MergerCo will be a percentage of such stock equal to (a) the amount contributed to MergerCo by the stockholders of MergerCo in exchange for MergerCo stock divided by (b) the aggregate amount of cash paid to stockholders pursuant to the Merger and
(ii) the remainder of the stockholder's Harborside Common Stock disposed of in the Merger will be treated as redeemed by the Company. The Internal Revenue Service could, however, adopt a different approach in determining the portion, if any, of a stockholder's Harborside Common Stock which is treated as redeemed by the Company.

  A stockholder who exchanges Harborside Common Stock for cash and retains no Harborside Common Stock in the Merger will generally recognize either capital gain or loss (assuming the Harborside Common Stock is held by such stockholder as a capital asset) equal to the difference between the amount realized (i.e., the cash proceeds) by such stockholder in the Merger and the stockholder's adjusted tax basis in such Harborside Common Stock. See "THE MERGER--Material Federal Income Tax Consequences--Stockholders Receiving Cash and Retaining No Stock."

  The United States federal income tax consequences of the merger with respect to a stockholder who exchanges Harborside Common Stock for cash and retains a portion of such stockholder's Harborside Common Stock will depend upon, among other things, (i) the extent to which a stockholder is deemed to have sold its Harborside Common Stock to the stockholders of MergerCo or is deemed to have had its Harborside Common Stock redeemed by the Company and (ii) whether the redemption of a stockholder's Harborside Common Stock by the Company will qualify as a sale or exchange under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code").

  A stockholder receiving cash and retaining Harborside Common Stock will recognize capital gain or loss (assuming the Harborside Common Stock is held by such stockholder as a capital asset) on the portion of such stockholder's Harborside Common Stock that is treated as having been sold to the stockholders of MergerCo equal to the difference between the amount realized by such stockholder with respect to such portion and the stockholder's adjusted tax basis in such portion of the stockholder's Harborside Common Stock.

  Under Section 302 of the Code, the portion of a stockholder's Harborside Common Stock that is treated as redeemed by the Company will be treated as a sale or exchange of such portion, provided that (i) the Merger results in a "substantially disproportionate" reduction of the stockholder's equity interest in the Company or (ii) the receipt of cash by the stockholder in the Merger is not "essentially equivalent to a dividend." With respect to a stockholder receiving cash and retaining Harborside Common Stock, if the stockholder satisfies either test described in the immediately preceding sentence, the stockholder will recognize gain or loss (assuming the Harborside Common Stock is held by such stockholder as a capital asset) on the portion of such stockholder's Harborside Common Stock that is treated as redeemed by the Company equal to the difference between the amount realized by the stockholder with respect to such portion and the stockholder's adjusted tax basis in such portion of the stockholder's Harborside Common Stock. If a stockholder receiving cash and retaining Harborside Common Stock in the Merger does not satisfy either test described in the first sentence of this paragraph, the redemption by the Company of such stockholder's Harborside Common Stock for cash will be treated as a distribution from the Company and will be taxed to the stockholder as ordinary dividend income to the extent of the Company's current and accumulated earnings and profits. Any portion of such a distribution that is not taxed to the stockholder as a dividend will be treated first as a tax-free return of capital to the stockholder, reducing the tax basis of the stockholder's Harborside Common Stock (but not below zero), with any amount in excess of the stockholder's tax basis taxable as capital gain (assuming the Harborside Common Stock is held as a capital asset). See "THE MERGER--Material Federal Income Tax Consequences--Stockholders Receiving Cash and Retaining a Portion of Their Stock."

  The Merger will have no tax consequences to a stockholder with respect to Harborside Common Stock retained by the stockholder.

  Payments in connection with the Merger may be subject to "backup withholding" at a rate of 31% unless the stockholder submits to the Company a completed substitute IRS Form W-9 or, in the case of a foreign stockholder, a properly executed IRS Form W-8, as applicable. See "THE MERGER--Material Federal Income Tax Consequences--Backup Federal Income Tax Withholding."

  Payments to a non-U.S. stockholder that are allocable to the redemption of such non-U.S. stockholder's Harborside Common Stock will be subject to United States withholding tax at a rate of 30% unless the non-U.S. stockholder provides to the Company a properly executed IRS Form 4224 or IRS Form 1001, as applicable, or otherwise satisfies the Company that the payment is exempt from withholding. See "THE MERGER--Material Federal Income Tax Consequences-- Withholding for Non-U.S. Stockholders."

  BECAUSE THE TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING ON THE PARTICULAR CIRCUMSTANCES OF EACH STOCKHOLDER, IT IS RECOMMENDED THAT HOLDERS OF HARBORSIDE COMMON STOCK CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL (AND ANY STATE, LOCAL AND FOREIGN) TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

TREATMENT OF EXISTING COMPANY STOCK OPTIONS

  Pursuant to the stock option plan governing the Company Stock Options, all issued and outstanding Company Stock Options will automatically become vested and exercisable at the Effective Time. The Merger Agreement provides that each Company Stock Option issued and outstanding immediately prior to the Effective Time will be converted, at the election of the holder thereof and subject to the terms and conditions described in the Merger Agreement, into (i) the right to retain a fully vested and immediately exercisable option for the Elected Portion of the number of shares of Harborside Common Stock subject to such Company Stock Option immediately prior to the Effective Time at an exercise price per share equal to the exercise price of such Company Stock Option immediately prior to the Effective Time and/or (ii) the right to receive an amount in cash equal to (a) the excess, if any, of $25.00 over the per share exercise price of such Company Stock Option, multiplied by (b) the number of shares of Harborside Common Stock which are subject to such Company Stock Option immediately prior to the Effective Time but which are not part of the Elected Portion thereof (if any), reduced by (c) any applicable withholding taxes.

DIRECTORS RETAINER FEE PLAN

  The Company currently has in effect a Directors Retainer Fee Plan pursuant to which independent directors (currently Messrs. Robert T. Barnum, David F. Benson and Robert M. Bretholtz and Ms. Sally W. Crawford) may elect to (i) receive certain fees relating to their service as directors in cash or in shares of Harborside Common Stock or (ii) defer payment of such fees and credit such fees to an account (a "Share Unit Account") consisting of units that are equivalent in value to shares of Harborside Common Stock ("Share Units"). The Merger Agreement provides that each Share Unit outstanding immediately prior to the Effective Time will be canceled in exchange for the right of the holder thereof to receive an amount in cash equal to the product of (i) the number of Share Units in such holder's Share Unit Account outstanding immediately prior to the Effective Time and (ii) $25.00. Based on the total number of Share Units outstanding as of June 30, 1998, such cash amount would equal approximately $62,110, in the case of Mr. Barnum, approximately $59,110, in the case of Mr. Benson, and approximately $14,110, in the case of Ms. Crawford. As of June 30, 1998, Mr. Bretholtz had no outstanding Share Units in his Share Unit Account.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain directors and executive officers of the Company have interests, described below, that may present them with conflicts of interest in connection with the Merger. The Board of Directors (including the independent members of the Board) is aware of the interests described below and considered them in addition to the other matters described under "THE MERGER--Recommendation of the Board of Directors; Reasons for the Merger" when it approved the Merger Agreement and recommended that stockholders vote in favor of the Merger. See "THE MERGER--Interests of Certain Persons in the Merger."

  Pursuant to the Merger Agreement, 177,688, 47,563 and 400 shares of Harborside Common Stock held by Messrs. Stephen L. Guillard, Damian Dell'Anno and William H. Stephan (collectively, the "Senior Management Stockholders"), respectively, will not be subject to the election to receive cash or retain stock available generally to other stockholders and instead will be converted into the right to retain the same number of shares of Harborside Common Stock, which will be denominated as shares of Company Class A Common Stock as of the Effective Time (the same denomination as the shares of Harborside Common Stock to be retained by other existing Harborside stockholders). Each other share of Harborside Common Stock held by the Senior Management Stockholders and each share of Harborside Common Stock held by certain other officers of the Company listed on Schedule I to this Proxy Statement/Prospectus (together, the "Management Cash-Out Shares") also will not be subject to such election and instead will be converted into the right to receive $25.00 in cash from the Company following the Merger, which, in the case of the Senior Management Stockholders, will equal $2,096,825 in the case of Mr. Guillard, $470,875 in the case of Mr. Dell'Anno, $98,875 in the case of Mr. Stephan and, in the case of such other specified officers of the Company, will equal $96,150 in the aggregate. Shares of Harborside Common Stock held by directors and other employees of Harborside (other than the shares referred to in the preceding two sentences) will be subject to the same election as will be available generally to other stockholders.

  All of the Company Stock Options issued to directors and other employees that have not as of yet vested will vest as a result of the Merger transaction and be treated as described in "--Treatment of Existing Company Stock Options" above. The following table reflects the maximum cash amount that directors and executive officers of the Company may elect to receive in respect of their Company Stock Options upon consummation of the Merger.

                                                                        NET
                                                                       OPTION
         NAME                                                         PROCEEDS
         ----                                                        ----------
      Robert T. Barnum.............................................. $  264,585
      Bruce J. Beardsley(1).........................................    435,378
      David F. Benson...............................................    264,585
      Robert M. Bretholtz...........................................    264,585
      Sally W. Crawford.............................................    264,585
      Damian N. Dell'Anno(2)........................................    916,643
      Michael E. Gomez, R.P.T.......................................    448,906
      Stephen L. Guillard...........................................  1,854,500
      Kenneth Montgomery............................................    249,500
      Steven V. Raso(1).............................................    278,800
      William H. Stephan(1).........................................    432,506
                                                                     ----------
        Total....................................................... $5,674,573

--------
(1) Messrs. Beardsley, Raso and Stephan are expected to elect to retain certain of their Company Stock Options which are exercisable into an aggregate of 39,162, 15,850 and 38,332 shares of Harborside Common Stock, respectively, because the grant of new stock options to them under the Company's new Stock Option Plan is contingent upon such election, as described below. The amounts reflected under "Net Option Proceeds" assume that such options will be retained.

(2) Pursuant to a letter agreement, dated April 15, 1998, with the Company, Mr. Dell'Anno has agreed to retain certain of his Company Stock Options which are exercisable into an aggregate of 10,560 shares of Harborside Common Stock. The amounts reflected under "Net Option Proceeds" assume that such options will be retained.

  The Company and each of Messrs. Guillard (President and Chief Executive Officer of Harborside), Dell'Anno (Executive Vice President and Chief Operating Officer of Harborside), Stephan (Senior Vice President and Chief Financial Officer of Harborside), Bruce J. Beardsley (Senior Vice President, Acquisitions, of Harborside) and Steven V. Raso (Senior Vice President, Reimbursement, of Harborside) intend to enter into employment agreements following the Effective Time (the "Employment Agreements"), providing each of such officers with, among other benefits, (i) continuation in a similar position with the Company after the Merger, (ii) a minimum base salary, subject to adjustment, and (iii) an annual bonus, part of which will be based upon achievement of specific performance targets and part of which will be discretionary. Under the terms of the Employment Agreements, the salaries of Messrs. Guillard, Dell'Anno, Stephan, Beardsley and Raso will be $345,000, $225,000, $190,000, $200,000 and $135,000, respectively, and will be payable retroactively from April 1, 1998. The salaries of Messrs. Guillard, Dell'Anno, Stephan, Beardsley and Raso will be increased to $375,000, $240,000, $200,000, $215,000 and $145,000, respectively, effective April 1, 1999.

  Following the Effective Time, the Company intends to adopt the Harborside Healthcare Corporation Stock Incentive Plan (the "Stock Option Plan"). The number of shares that may be awarded under the Stock Option Plan will be approximately 10% of the shares of common stock of the Company outstanding immediately after the Effective Time, determined after giving effect to the exercise of the options issued or issuable under the Stock Option Plan. Options to purchase approximately 7.7% of such shares (determined on such basis) are expected to be granted to current members of the Company's management upon consummation of the Merger. Messrs. Guillard, Dell'Anno, Stephan, Beardsley and Raso are expected to receive seven-year options to purchase 2.06%, 1.34%, 0.93%, 0.93% and 0.65% respectively, of the shares of common stock of the Company outstanding immediately after the Effective Time, determined after giving effect to the exercise of the options issued or issuable under the Stock Option Plan, contingent, in the cases of Messrs. Dell'Anno, Stephan, Beardsley and Raso, upon their electing in connection with the Merger to retain Company Stock Options previously granted to them with respect to a specified number of shares of Harborside Common Stock rather than electing to receive cash for their options with respect to such shares. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "THE MERGER--Treatment of Existing Company Stock Options."

  At the Effective Time, the Company will enter into a master rights agreement for the benefit of the Berkshire Stockholders and the investors in MergerCo, which agreement will provide, among other things, for the following: (i) certain rights to participate in future equity financings, which rights will be granted to all existing holders of Harborside Common Stock who retain shares of Harborside Common Stock in connection with the Merger; (ii) certain registration rights; and (iii) certain rights to receive periodic information concerning the Company. See "THE MERGER AGREEMENT--Master Rights Agreement."

  Directors of the Company who have previously deferred certain director fees pursuant to the Company's Directors Retainer Fee Plan will, as a result of the Merger transaction, receive cash in exchange for such deferred compensation. See "THE MERGER--Directors Retainer Fee Plan." As of June 30, 1998, the amount payable in respect of such deferred compensation would equal approximately $62,110, in the case of Robert T. Barnum, approximately $59,110, in the case of David F. Benson, and approximately $14,110, in the case of Sally W. Crawford.

  Pursuant to certain agreements dated as of January 15, 1998 between the Company and each of Messrs. Guillard, Dell'Anno, Stephan, Beardsley and Raso (the "Change in Control Agreements"), which were entered into prior to the execution of the Merger Agreement, at the Effective Time each of such officers will receive a payment equal to his annual salary, except for Mr. Guillard who will receive a payment equal to 1.5 times his annual salary. The amounts of such payments will be as follows: Mr. Guillard, $517,500; Mr. Dell'Anno, $225,000; Mr. Stephan, $190,000; Mr. Beardsley, $200,000; and Mr. Raso,
$135,000. In addition, the Change in Control Agreements provide that all outstanding loans made by the Company to such officers for the purchase of stock will be forgiven as of the Effective Time. Messrs. Guillard and Dell'Anno have such outstanding loans from the Company which, as of March 31, 1998, had a remaining balance of $225,660 and $110,184, respectively. See "THE MERGER-- Interests of Certain Persons in the Merger."

  Douglas Krupp, a director of the Company, is an affiliate of three out of the four entities that constitute the Berkshire Stockholders and, as a result of his affiliate status, is deemed to beneficially own approximately 42% of the Company's shares. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." The aggregate cash consideration that such Berkshire Stockholder affiliates will receive for their 3,382,305 shares (representing approximately 42% of the shares of Harborside Common Stock outstanding as of the Record Date) in connection with the Merger will depend on the actual Non-Cash Election Number and the number of shares as to which other Harborside stockholders make a Non-Cash Election. Assuming that no Harborside stockholder other than the Berkshire Stockholders elects to receive Non-Cash Election Shares in connection with the Merger, the aggregate cash consideration that such Berkshire Stockholder affiliates will receive for their shares in connection with the Merger will range from $72,042,625 (assuming the Non-Cash Election Number equals 500,600) to $75,520,125 (assuming the Non-Cash Election Number equals 361,500). If other Harborside stockholders elect to retain shares in connection with the Merger, the amount of shares to be retained by such Berkshire Stockholder affiliates will be subject to proration, and any shares not retained by such Berkshire Stockholder affiliates as a result of such proration will be converted into the right to receive $25.00 in cash.

  The Company has entered into a Non-Compete Agreement, dated as of April 15, 1998, with each of Douglas Krupp, a director and beneficial stockholder of the Company, and George Krupp, a beneficial stockholder of the Company, pursuant to which each such individual has agreed for a one-year period commencing at the Effective Time not to engage in certain business activities or to own certain equity interests in any person or entity that engages in such business activities. Pursuant to such agreements, the Company has agreed to pay $250,000 to each of such individuals at the Effective Time.

  Pursuant to the Merger Agreement, the Company has agreed that for six years after the Effective Time it will indemnify all current and former directors, officers, employees and agents of the Company and its subsidiaries and will, subject to certain limitations, maintain for six years a directors' and officers' insurance and indemnification policy containing terms and conditions which are not less advantageous than the policy in effect as of the date of the Merger Agreement. See "MATERIAL PROVISIONS OF THE MERGER AGREEMENT-- Indemnification and Insurance."

TERMINATION OF THE MERGER AGREEMENT

  The Merger Agreement may be terminated at any time prior to the Effective
Time: (i) by mutual written consent of MergerCo and Harborside; (ii) by either MergerCo or Harborside (a) if a court or other United States governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger, and such order or other action shall have become final and nonappealable or (b) if the Merger shall not have been consummated on or before January 10, 1999 (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement); (iii) by Harborside, if Harborside receives an Acquisition Proposal (as defined under "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--No Solicitation of Transactions") in writing from any person or group as a result of which the Board determines in good faith, after consultation with outside counsel, that it is obligated by its fiduciary duty under applicable law to terminate the Merger Agreement; (iv) by either MergerCo or Harborside, in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (x) remains uncured within 30 days after giving written notice and (y) has a material adverse effect with respect to the breaching party or the breaching party's ability to consummate the transactions contemplated by the Merger Agreement; or (v) by MergerCo, if Harborside's Board of Directors shall have (A) withdrawn, modified or amended in any respect adverse to MergerCo its approval or recommendation of the Merger Agreement or the Merger, (B) failed to include in this Proxy Statement/Prospectus such recommendation, (C) recommended any Acquisition Proposal or Acquisition Transaction (as defined under "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--No

Solicitation of Transactions") from or with a person other than MergerCo or any of its subsidiaries or affiliates or (D) resolved to do any of the foregoing. In the event of termination of the Merger Agreement under clause (iii) or (v) of the preceding sentence, Harborside will be required to reimburse MergerCo for its actual documented out-of-pocket expenses (not to exceed $4 million). In addition, if within nine months of any such termination Harborside consummates an Acquisition Transaction with a person unaffiliated with MergerCo, Harborside will be required to pay MergerCo a fee of $6 million in addition to the reimbursement of MergerCo's expenses described in the previous sentence. See "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--Termination" and "--Expenses and Certain Required Payments."

AGREEMENTS WITH CERTAIN STOCKHOLDERS

  Pursuant to the Stockholder Agreement, the Subject Stockholders, who, as of the Record Date owned and are entitled to vote an aggregate of approximately 54% of the outstanding shares of Harborside Common Stock, have agreed, among other things and subject to certain conditions, to vote in favor of the Merger Agreement and the Merger, and to vote against any competing transactions by a third party. The Stockholder Agreement also provides that the Berkshire Stockholders will make Non-Cash Elections for a number of shares of Harborside Common Stock equal to the Non-Cash Election Number. If the aggregate number of Electing Shares (including those of the Berkshire Stockholders) exceeds the Non-Cash Election Number, the Berkshire Stockholders will be subject to proration with respect to the number of Non-Cash Election Shares they will receive in the Merger in the same manner as all other electing stockholders.

  The aggregate cash consideration that the Berkshire Stockholders will receive for their 4,004,347 shares (representing approximately 50% of the shares of Harborside Common Stock outstanding as of the Record Date) in connection with the Merger will depend on the actual Non-Cash Election Number and the number of shares as to which other Harborside stockholders make a Non-Cash Election. Assuming that no Harborside stockholder other than the Berkshire Stockholders elects to receive Non-Cash Election Shares in connection with the Merger, the aggregate cash consideration that the Berkshire Stockholders will receive for their shares in connection with the Merger will range from $87,593,675 (assuming the Non-Cash Election Number equals 500,600) to $91,071,175 (assuming the Non-Cash Election Number equals 361,500). If other Harborside stockholders elect to retain shares in connection with the Merger, the amount of shares to be retained by the Berkshire Stockholders will be subject to proration, and any shares not retained by the Berkshire Stockholders as a result of such proration will be converted into the right to receive $25.00 in cash.

  In addition, pursuant to the Stockholder Agreement, the Subject Stockholders may not, directly or indirectly (through representatives or otherwise), solicit, knowingly encourage, participate in or initiate discussions or negotiations with, or provide any information to, any person or group (other than MergerCo or any affiliate, associate or designee of MergerCo) concerning any proposal for an acquisition of all or any substantial part of the business and properties or capital stock of the Company and its subsidiaries taken as a whole, directly or indirectly, whether by merger, consolidation, share exchange, tender offer, purchase of assets or shares of capital stock or otherwise; provided, that this prohibition does not restrict any Subject Stockholder who is a member of the Board of Directors from taking actions in such person's capacity as a director of the Company to the extent and in the circumstances permitted by the Merger Agreement. See "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--No Solicitation of Transactions." Subject to certain conditions and exceptions, the Subject Stockholders are also not permitted to dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the disposition of, any or all of such Subject Stockholders' Harborside Common Stock or any interest therein. The covenants and agreements in the Stockholder Agreement terminate on the first to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms; provided that certain covenants will survive the Effective Time of the Merger. In addition, the Subject Stockholders have granted MergerCo an irrevocable option to purchase all shares of Harborside Common Stock held by the Subject Stockholders at a price per share equal to $25.00. The option is exercisable, in whole or in part, at any time
(x) after a person other than MergerCo or its affiliates takes certain specified actions indicating that it might be interested in acquiring the Company or (y) if the Company withdraws or adversely modifies its recommendation of the Merger. The option expires upon the earliest to occur of
(a) the Effective Time, (b) 120 days after the commencement of the option exercise period and (c) the termination of the Merger Agreement pursuant to specified termination provisions contained therein. For a summary of the foregoing provisions and certain other provisions of the Stockholder Agreement, see "CERTAIN RELATED AGREEMENTS--Stockholder Agreement."

STOCKHOLDERS' APPRAISAL RIGHTS

  Under Section 262 of the DGCL, a stockholder of the Company may dissent from the Merger and obtain payment for the fair value of such stockholder's shares of Harborside Common Stock. In order to properly dissent, (i) the dissenting stockholder must deliver to the Company, prior to the vote being taken on the Merger at the Special Meeting, a written demand for appraisal of such stockholder's shares of Harborside Common Stock if the Merger is effected and
(ii) the dissenting stockholder must not vote in favor of the Merger. See "STOCKHOLDERS' APPRAISAL RIGHTS" and Annex IV.

                             PARTIES TO THE MERGER

HARBORSIDE

  Harborside is a leading provider of high-quality long-term care and specialty medical services in the Eastern United States. The Company has focused on establishing strong local market positions with high-quality facilities in five principal regions: the Midwest (Ohio and Indiana), New England (Massachusetts and New Hampshire), the Northeast (Connecticut and Rhode Island), the Southeast (Florida) and the Mid-Atlantic (New Jersey and Maryland). Harborside's principal executive offices are located at 470 Atlantic Avenue, Boston, Massachusetts 02210; telephone number (617) 556-1515.

HH ACQUISITION CORP.

  HH Acquisition Corp., a Delaware corporation ("MergerCo"), was organized on behalf of Investcorp, certain of its affiliates and other international investors for the purpose of consummating the Merger and has not carried on any activities to date other than those incident to its formation and the transactions contemplated by the Merger Agreement. Immediately prior to the Effective Time, 100% of the outstanding shares of capital stock of MergerCo will be owned by certain affiliates of Investcorp and other international investors. Upon consummation of the Merger, MergerCo will merge with and into Harborside and the separate existence of MergerCo will terminate. The principal offices of MergerCo are located at 200 Park Avenue, 48th floor, New York, New York 10166, c/o Gibson, Dunn & Crutcher LLP; telephone number (212) 351-3914.

  Investcorp and its affiliates act as principals and intermediaries in international investment transactions. To date, Investcorp and its affiliates have completed over 70 transactions with an aggregate value of approximately $10 billion. Investcorp, its affiliates and their clients currently own interests in 15 other corporate investments in North America and Europe. The other international investors who will make common equity investments in MergerCo are passive, offshore investment entities that regularly co-invest with Investcorp in corporate investment opportunities sponsored by Investcorp. See "HH ACQUISITION CORP."

  No affiliates of Harborside are affiliated with Investcorp, MergerCo, any of the entities that will own stock of MergerCo immediately prior to the Effective Time or any of the entities that will own shares of Harborside Class B Common Stock, Harborside Class C Common Stock or Harborside Class D Common Stock immediately after the Effective Time, except that the Senior Management Stockholders are expected to become directors of MergerCo immediately prior to the Effective Time.

                                 RISK FACTORS

  Holders of Harborside Common Stock should carefully consider the following risk factors, as well as the other information set forth elsewhere in this Proxy Statement/Prospectus, in connection with their evaluation of their potential election to retain Harborside Common Stock in the Merger. This Proxy Statement/Prospectus contains, in addition to historical information, certain forward-looking statements that are subject to risks and other uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements. Factors that might cause such a difference include those discussed below, as well as general economic and business conditions, competition and other factors discussed elsewhere in the Proxy Statement/Prospectus. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth herein.

SUBSTANTIAL LEVERAGE; LIQUIDITY

  Harborside is expected to issue subordinated debt and exchangeable preferred stock and enter into a new senior secured credit facility (collectively, the "Merger Financings") to finance the cash consideration to be paid to the holders of Harborside Common Stock in the Merger, to refinance certain existing indebtedness of the Company and to pay the fees and expenses incurred in connection with the Merger and the Merger Financings. In addition, funds under the new senior secured credit facility will be available to provide for working capital requirements, the financing of acquisitions and general corporate purposes. Although the definitive terms of the Merger Financings have not been finalized as of the date of this Proxy Statement/Prospectus, the Company expects that such terms will include significant operating and financial restrictions, such as limits on Harborside's ability to incur indebtedness, grant liens, sell assets, engage in mergers or consolidations, make investments and pay dividends, and a requirement to maintain certain financial ratios, including interest (and possibly rent) coverage and leverage ratios. Upon consummation of the Merger, it is expected that Harborside will have substantial consolidated indebtedness. As of March 31, 1998, after giving pro forma effect to the Merger and the Merger Financings and the application of the net proceeds therefrom, (i) Harborside would have had $121.9 million of consolidated indebtedness (excluding capital lease obligations) and (ii) stockholders' equity would have been reduced from $53.7 million to $1.9 million. This reduction in stockholders' equity will occur because the $25.00 per share paid to stockholders and all of the Merger expenses will be charged to stockholders' equity, and because the approximately $40.0 million of exchangeable preferred stock is not included in stockholders' equity for SEC reporting purposes. In addition, Harborside expects to incur material additional indebtedness in connection with its post-Merger strategy of pursuing strategic acquisitions.

  The Company's high degree of leverage may have important consequences for Harborside, including the following: (a) Harborside's ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes may be impaired or any such financing may not be on terms favorable to Harborside; (b) interest expense may reduce the funds that would otherwise be available to Harborside for its operations and future business opportunities; (c) a substantial decrease in net operating cash flows or an increase in expenses of Harborside could make it difficult for Harborside to meet its debt service requirements or force it to modify its operations; (d) substantial leverage may place Harborside at a competitive disadvantage and may make it more vulnerable to a downturn in its business; (e) certain of such indebtedness of the Company will be at variable rates of interest, which would cause the Company to be vulnerable to increases in interest rates; (f) a substantial portion of the assets of the Company will be pledged to secure its debt, reducing its ability to obtain additional financing; and (g) the Company may be hindered in its ability to adjust to rapidly changing market conditions. See "THE MERGER--Merger Financings."

  In addition, such leverage will have a negative effect on Harborside's net income. For the fiscal year ended December 31, 1997 and three months ended March 31, 1998, Harborside's net income, on a pro forma basis as adjusted to give effect to the Merger and the Merger Financings, but excluding non-recurring items directly attributable to the Merger, would have been $0.4 and $0.1 million compared to the historical amount for such period of $6.8 and $1.9 million, respectively. On a pro forma basis, Harborside's net loss attributable to common stockholders would have been $4.6 and $1.3 million for the year ended December 31, 1997 and the three months ended March 31, 1998, as compared to net income available to common stockholders of $6.8 and $1.9 million for the same periods on a historical basis. Pro forma net interest expense (which includes the amortization of deferred financing charges) would have been $19.0 and $4.9 million for the year ended December 31, 1997 and the three months ended March 31, 1998, as compared to $5.9 and $1.7 million for the same periods on a historical basis.

  Immediately following the Effective Time, the Company is expected to enter into a new senior secured credit facility for approximately $250 million. The new credit facility agreement is expected to include certain covenants that, among other things, restrict: (i) the making of investments (including acquisitions), loans and advances and the paying of dividends and other restricted payments; (ii) the incurrence of additional indebtedness; (iii) the granting of liens, other than certain permitted liens; (iv) mergers, consolidations and sales of all or a substantial part of the Company's business or property; (v) the sale of assets; and (vi) the making of capital expenditures. The Company will also be required to maintain certain financial ratios, including cash interest and facility rent coverage and leverage ratios. All of these restrictive covenants may restrict the Company's ability to expand or to pursue its business strategies. The ability of the Company to comply with these and other provisions of the new credit facility agreement may be affected by changes in business conditions or results of operations, adverse regulatory developments or other events beyond the Company's control. The breach of any of these covenants could result in a default under the new credit facility agreement, in which case such lenders could elect to declare all amounts borrowed under the new credit facility, together with accrued interest, to be due and payable, and the Company could be prohibited from making payments with respect to other indebtedness until the default is cured or all indebtedness under the new credit facility is paid or satisfied in full. If the Company were unable to repay such borrowings, such lenders could proceed against their collateral. If the indebtedness under the new credit facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company.

  After the Merger is consummated, the Company's principal sources of liquidity are expected to be cash flow from operations and borrowings under its new senior secured credit facility. It is anticipated that these funds will be used to finance acquisitions, finance working capital, meet debt service and capital expenditure requirements, lease real estate and for general corporate purposes. However, the Company could be required to attempt to obtain other debt and/or equity financing to finance any significant acquisitions or real estate/construction projects in the future. See "THE MERGER--Merger Financings."

  The Company's ability to satisfy its debt obligations will depend upon its future operating performance, which will be affected by financial, business and other factors, certain of which are beyond its control, as well as the availability of revolving credit borrowings under the new senior secured credit facility or a successor facility. The Company anticipates that its operating cash flow, together with borrowings under the new senior secured credit facility, will be sufficient to meet its operating expenses and capital expenditures and to service its debt requirements as they become due. However, there can be no assurance that the Company's cash flow, availability under the new senior secured credit facility and other capital resources will be sufficient for payment of principal of and interest on its indebtedness. If the Company's cash flow, availability under the new senior secured credit facility and other capital resources are insufficient to fund the Company's debt service obligations, the Company may be forced to reduce or delay capital expenditures, to sell assets, to restructure or refinance its indebtedness, or to seek additional equity capital. There can be no assurance that any of such measures could be implemented on satisfactory terms or, if implemented, would be successful or would permit the Company to meet its debt service obligations.

VALUATION OF NON-CASH ELECTION SHARES

  The Non-Cash Election Shares (which will be denominated as Harborside Class A Common Stock upon consummation of the Merger) may have a value that differs from the $25.00 per share cash consideration to be received by holders of Harborside Common Stock electing to receive cash for their shares in the Merger. No third party appraisal or other determination of value was requested or obtained by the Company with respect to the value of the Non-Cash Election Shares. In addition, Schroders was not asked to give its opinion with respect to the fairness of the Non-Cash Election Shares. Accordingly, Harborside stockholders who elect to retain Non-Cash Election Shares instead of the $25.00 cash consideration for their shares in connection with the Merger will be subject to the risk that the per share value of the Non-Cash Election Shares may be less than the $25.00 cash amount that such stockholders may elect to receive for their shares of Harborside Common Stock in connection with the Merger. Such stockholders who elect to retain Non-Cash Election Shares also should be aware of certain risks to which they may be subject as a result of such election, including risks associated with owning a minority position in a leveraged company and risks associated with the anticipated lack of liquidity of the Harborside Common Stock, as described elsewhere under "RISK FACTORS," to which they may be subject as a result of such election.

DELISTING OF COMMON STOCK FROM NYSE

  As a result of the Merger, it is likely that the Harborside Common Stock will no longer meet the listing requirements of the NYSE and the NYSE may unilaterally act to delist the Harborside Common Stock from the NYSE. Even if the NYSE does not act unilaterally to delist the Harborside Common Stock, it is MergerCo's intention that, after the Effective Time, the Harborside Common Stock will not be listed on the NYSE or any other national securities exchange. Harborside and MergerCo have each agreed, pursuant to the Merger Agreement, to cooperate in taking, or causing to be taken, all actions necessary to delist the Harborside Common Stock from the NYSE. The delisting of the Harborside Common Stock is likely to have a material adverse effect on the trading market for, and the value of, the Harborside Common Stock and there can be no assurance that any trading market will exist for the Harborside Common Stock after the Merger.

TERMINATION OF SEC REPORTING

  As a result of the Merger, it is expected that the shares of Harborside Common Stock will be held by fewer than 300 stockholders of record. In such a case, the Company will deregister the Harborside Common Stock from the reporting requirements of the Exchange Act. If the Harborside Common Stock is so deregistered, the Company will not be required to comply with the proxy or periodic reporting requirements of the Exchange Act and does not plan to provide any reports or information to its public stockholders other than pursuant to the right to inspect the books and records of Harborside as required by Delaware law. As a result, the information available to stockholders on the business and financial condition of the Company would be reduced, which could have a material adverse effect on the value of the Harborside Common Stock. Although Harborside currently plans to register certain debt securities and exchangeable preferred stock under the Securities Act, Harborside will remain subject to the reporting requirements of the Exchange Act only for a limited period of time and will remain subject to the applicable reporting requirements of the terms of such securities only until such securities are repaid or redeemed. In addition, under the terms of such securities, the Company will be required to deliver reports only to the holders of such securities and not to the holders of Harborside Common Stock.

CONTROL OF HARBORSIDE

  Upon completion of the Merger, approximately 91% of the outstanding shares of voting common stock of Harborside will be held by a subsidiary of Investcorp and ten entities which have entered into revocable management services or similar agreements with an affiliate of Investcorp, pursuant to which such affiliate has the authority to direct the voting of such shares for as long as such agreements are in effect. Accordingly, for so long as such agreements remain in effect, Investcorp and its affiliates will indirectly control the power to elect all of Harborside's directors, to appoint new management and to approve any action requiring the approval of the holders of Harborside's capital stock voting as a single class, including adopting most amendments to Harborside's certificate of incorporation and approving mergers or sales of substantially all of Harborside's assets. The directors so elected will have the authority to effect decisions affecting the capital structure of Harborside, including but not limited to the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends.

  In addition, the existence of a small group of controlling stockholders of Harborside may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from seeking to acquire, a majority of the outstanding equity securities of Harborside. A third party would be required to negotiate any such transaction with such stockholders and the interests of such stockholders may be different from the interests of other Harborside stockholders.

  Although certain affiliates of Investcorp and certain other international investors will own approximately 91% of the outstanding voting common stock of Harborside as of the Effective Time, there is no current intention to engage in any post-Merger transaction which would eliminate the approximately 9% of the outstanding common stock of Harborside to be held by existing stockholders of Harborside (including the Senior Management Stockholders). While it is, therefore, unlikely that such a transaction would occur in the foreseeable future, no assurance can be given that such a transaction will not occur.

TERMS OF HARBORSIDE COMMON STOCK--MANDATORY REDEMPTION

  If a stockholder elects to retain shares of Harborside Common Stock, upon consummation of the Merger such shares will be denominated as Harborside Class A Common Stock and will have rights, powers, privileges and restrictions which differ in some respects from the current rights, powers, privileges and restrictions associated with the Harborside Common Stock. Among other things, the Harborside Class A Common Stock will provide the holders thereof with rights to "tag-along" in connection with any resale of Harborside Class D Common Stock (which class will constitute, in the aggregate, approximately 91% of the outstanding voting common stock of Harborside as of the Effective
Time), and will be subject to mandatory redemption if and to the extent that the holder thereof does not elect to "tag-along" in connection with a sale of Class D Common Stock. The effect of the mandatory redemption provision is that holders of Harborside Class D Common Stock can cause holders of Harborside Class A Common Stock to sell their Harborside Class A Common Stock at the time (and upon the same terms) as holders of Harborside Class D Common Stock propose to sell their Harborside Class D Common Stock, which may not be at a time or at a price that such holders of Harborside Class A Common Stock desire to sell their shares. See "DESCRIPTION OF HARBORSIDE CAPITAL STOCK--Harborside Capital Stock Following the Merger" and Annex V attached hereto.

NO DIVIDENDS

  No dividends on shares of Harborside Class A Common Stock following the Merger are currently contemplated. In addition, the Company's current leasing and financing arrangements restrict, and it is anticipated that the terms of the debt instruments to be entered into in connection with the Merger Financings will prohibit or otherwise restrict, any future payment of dividends on shares of Harborside Class A Common Stock. See "PRICES OF HARBORSIDE COMMON STOCK AND DIVIDEND POLICY."

POTENTIAL DILUTION OF HARBORSIDE STOCKHOLDERS

  Following the Merger, Harborside intends to grant options to purchase additional shares of Harborside capital stock to members of Harborside's management. The exercise of any stock option or any other issuance of capital stock will dilute the holdings of persons holding shares of Harborside Common Stock including persons who retain shares of Harborside Common Stock in connection with the Merger. See "THE MERGER--Interests of Certain Persons in the Merger."

NON-CASH ELECTION AND PRORATION INTO CASH

  As described herein, a stockholder (other than a Restricted Management Stockholder) may make a Non-Cash Election and thereby elect to retain shares of Harborside Common Stock in the Merger, subject to the proration procedures described herein under "THE MERGER--Non-Cash Election." Because the Berkshire Stockholders have already committed to elect to retain the maximum number of shares of Harborside Common Stock permitted to be retained under the Merger Agreement, all other stockholders who elect to retain Harborside Common Stock are assured that they will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock.

FEDERAL INCOME TAX TREATMENT

  A stockholder who makes a Non-Cash Election with respect to all or part of its shares, and who therefore receives cash and retains a portion of such stockholder's Harborside Common Stock, may, depending on the particular circumstances of the stockholder, be required to treat the receipt of a portion of the cash received in the Merger as a distribution by the Company that is taxable to the stockholder as ordinary dividend income to the extent of the Company's current and accumulated earnings and profits (rather than as the receipt of proceeds from the sale or exchange of the Harborside Common Stock, which would generally receive capital gain treatment). Because such dividend treatment is determined by the particular facts and circumstances of the stockholder, it is uncertain whether or to what extent such dividend treatment will be required with respect to any particular stockholder who retains a portion of such stockholder's Harborside Common Stock. As a result, no opinion of counsel to the Company is being given as to whether or to what extent dividend treatment will be required. No such dividend treatment should be applicable to stockholders who do not elect to retain shares and receive cash for all of their shares in the Merger. See "THE MERGER--Material Federal Income Tax Consequences--Stockholders Receiving Cash and Retaining a Portion of Their Stock" for a more detailed discussion of the tax consequences of receiving cash and retaining Harborside Common Stock.

ACHIEVING POST-MERGER BUSINESS STRATEGY

  The post-Merger business strategy that has been developed is based on the Company's operations and strategic planning process. See "THE COMPANY--Post-Merger Business Strategy." After the Merger, the Company may decide to alter or discontinue certain parts of the post-Merger business strategy described herein or may adopt alternative or additional strategies. There can be no assurance that such post-Merger business strategy, if implemented, will be successful or will improve operating results. Further, other conditions may occur, including, but not limited to, increased competition or adverse regulatory developments, which may offset any improved operating results that are attributable to such business strategy.

ACQUISITION STRATEGY

  The Company intends to pursue acquisitions in the future as part of its post-Merger business strategy. There can be no assurance that such acquisitions will not adversely affect the Company's results of operations or financial condition. In addition, there can be no assurance that the Company will be able to locate suitable acquisition candidates in the future, consummate acquisitions on favorable terms or successfully integrate newly acquired businesses with the Company's operations.

FRAUDULENT CONVEYANCE CONSIDERATIONS

  The incurrence of indebtedness by the Company, such as the senior subordinated debt, and the subsequent transfer of a portion of the proceeds thereof to the Company's stockholders to pay $25.00 in cash per share of Harborside Common Stock may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of the Company. Under these laws, if, in a bankruptcy or reorganization case or a lawsuit by or on behalf of unpaid creditors of the Company, a court were to find that, at the time of the Merger and the related Merger Financings, (i) the Company incurred such indebtedness and paid the $25.00 per share cash payment with the intent of hindering, delaying or defrauding current or future creditors or (ii) (a) the Company received less than reasonably equivalent value or fair consideration in connection with the Merger and the related Merger Financings and (b) the Company (1) was insolvent or was rendered insolvent by reason of the Merger or the related Merger Financings and transactions related thereto, (2) was engaged, or was about to engage, in a business or transactions for which its assets constituted unreasonably small capital, or (3) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes), then such court could determine that the cash payment of $25.00 per share to the stockholders of the Company violated applicable provisions of the United States Bankruptcy Code and/or applicable state fraudulent conveyance laws, which determination would permit the bankruptcy trustee or debtor in possession or unpaid creditors to avoid the $25.00 per share cash payment and recover such $25.00 per share cash payment from the Company's stockholders.

  The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, however, the Company would be considered insolvent if, at the time it incurred the indebtedness, either (i) the sum of its debts (including contingent liabilities) is greater than its assets, at a fair valuation, or (ii) the present fair sale value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured. There can be no assurance as to what standards a court would use to determine whether the Company was solvent at the relevant time. In rendering their opinions in connection with the borrowings under the senior secured credit facility and the issuance of the senior subordinated debt, none of the counsel for the Company, MergerCo or the lenders will express any opinion as to the applicability of federal or state fraudulent transfer and conveyance laws.

  The Company believes that at the time the obligations in connection with the Merger and related Merger Financings are initially incurred, the Company will be (a) neither insolvent nor rendered insolvent thereby, (b) in possession of sufficient capital to run its businesses effectively and (c) incurring debts within its ability to pay as the same mature or become due. In reaching the foregoing conclusions, the Company has relied upon its analyses of internal cash flow projections and estimated values of assets and liabilities of the Company. As a condition to the Company's obligations under the Merger Agreement, the Company will receive an opinion or certificate of a firm expert in such matters confirming the solvency of the Company after giving effect to the transactions contemplated by the Merger Agreement, including the related Merger Financings. There can be no assurance, however, that a court passing on such questions would reach the same conclusions.

REIMBURSEMENT BY THIRD-PARTY PAYORS

  The Company received approximately 25.9%, 40.0% and 34.1% of its total net revenues from Medicare patients, Medicaid patients, and private and other patients, respectively, for the year ended December 31, 1997. The Company typically receives higher payment rates for services provided to private pay and Medicare patients than for equivalent services provided to patients eligible for Medicaid. Any material decline in the number of private or Medicare patients or increases in the number of Medicaid patients could materially adversely affect the Company.

  Both governmental and other third-party payors, such as commercial insurers, managed care organizations, HMOs and PPOs, have employed cost containment measures designed to limit payments made to healthcare providers such as the Company. These measures include the adoption of initial and continuing recipient eligibility criteria, the adoption of coverage criteria and the establishment of payment ceilings. Furthermore, governmental reimbursement programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions. There can be no assurance that payments under state or federal governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. In addition, there can be no assurance that the Company's facilities or the services provided by the Company will continue to meet the requirements for participation in such programs or that the states in which the Company operates will continue to meet their Medicaid reimbursement obligations on a timely basis, if at all. Any of the foregoing could materially adversely affect the Company.

  The Balanced Budget Act (the "BBA") was enacted in August 1997 and significantly amends the reimbursement methodology of the Medicare program. In addition to offering new Medicare health plan options and increasing the penalties related to healthcare fraud and abuse, the BBA provides for a prospective payment system for skilled nursing facilities to be implemented for cost report periods beginning on or after July 1, 1998. (See "THE COMPANY--Government Regulation" for more information about the prospective payment system for skilled nursing facilities.) The BBA also provides new limits for the reimbursement of Part B therapy services and requires skilled nursing facilities to institute "consolidated billing." Regulations regarding the prospective payment system were published on May 12, 1998. As the regulations were published recently, the Company has not been able to fully assess and quantify the potential impact of the regulations on the Company's consolidated financial position, results of operations or liquidity. Based on a preliminary assessment, the Company believes that the new regulations will result in a reduction of the Company's average Medicare per diem reimbursement rate, which the Company expects to be able to substantially offset primarily through reductions in facility operating costs. However, no assurance can be given that the Company will be able to reduce such costs.

  The Company is subject to periodic audits by the Medicare and Medicaid programs, and the paying agencies for these programs have various rights and remedies against the Company if they assert that the Company has overcharged the programs or failed to comply with program requirements. Such paying agencies could seek to require the Company to repay any overcharges or amounts billed in violation of program requirements, or could make deductions from future amounts due to the Company. Such agencies could also impose fines, criminal penalties or program exclusions. Any such action could materially adversely affect the Company. See "THE COMPANY--Sources of Revenues" and "-- Governmental Regulation."

GEOGRAPHIC CONCENTRATION

  The Company's long-term care facilities are located in Ohio, Indiana, Massachusetts, New Hampshire, New Jersey, Connecticut, Florida, Rhode Island and Maryland. A substantial portion of the Company's total net revenues are derived from its operations in Ohio, Florida and Connecticut. On a pro forma basis, after giving effect to the Completed 1997 Acquisitions and the Completed 1998 Acquisitions (as such terms are defined under "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA"), the Company derived 32.1%, 17.3% and 15.4%, respectively, of its net patient service revenues from these three states, for the year ended December 31, 1997. Any adverse changes in the regulatory environment or to the reimbursement rates paid in the states in which the Company operates, particularly in Ohio, Florida and Connecticut, could have a material adverse effect on the Company. See "THE COMPANY--Sources of Revenues."

GOVERNMENTAL REGULATION

  The federal government and all the states in which the Company operates regulate various aspects of the Company's business. In addition to the regulation of Medicare and Medicaid reimbursement rates, the development and operation of long-term care facilities and the provision of long-term care services are subject to federal, state and local licensure and certification laws that regulate, among other matters, the number of licensed beds, the provision of services, the distribution of pharmaceuticals, equipment, staffing (including professional licensing), operating policies and procedures, fire prevention measures, environmental matters and compliance with building and safety codes. The failure to maintain or renew any required regulatory approvals or licenses could materially adversely affect the Company's ability to provide its services and receive reimbursement of its expenses. There can be no assurance that federal, state or local governments will not impose additional restrictions on the Company's activities which could materially adversely affect the Company.

  Long-term care facilities are subject to periodic inspection by governmental authorities to assure compliance with the standards established for continued licensing under state law and for certification under the Medicare or Medicaid programs, including a review of billing practices and policies. Failure to comply with these standards could result in the denial of reimbursement, the imposition of fines, temporary suspension of admission of new patients, suspension or decertification from the Medicare or Medicaid programs, restrictions on the Company's ability to acquire new facilities or expand existing facilities and, in extreme cases, the revocation of a facility's license or closure of a facility. There can be no assurance that the facilities currently owned or leased by the Company will continue to meet the requirements for state licensure or participation in the Medicare or Medicaid programs nor can there be any assurance that the facilities acquired or developed by the Company in the future will initially meet or continue to meet these requirements.

  Many states, including each state in which the Company currently operates long-term care facilities except Indiana, control the supply of licensed long-term care beds through certificate of need ("CON") programs, which require approval for the construction of new long-term care facilities, the addition of licensed beds and certain capital expenditures at such facilities. Indiana's CON program expired on June 30, 1998. To the extent that a CON or other similar approval is required for the acquisition or construction of new facilities or the expansion of the number of licensed beds, services or existing facilities, the Company could be adversely affected by the failure or inability to obtain such approval, changes in the standards applicable for such approval and possible delays and expenses associated with obtaining such approval. Several of the states in which the Company operates have imposed moratoriums on the issuance of CONs for new skilled nursing facility beds. Connecticut has imposed a moratorium on the addition of any new skilled nursing facility beds, including chronic and convalescent nursing facility beds and rest home beds with nursing supervision, until the year 2002. Massachusetts has imposed a moratorium on the addition of any new skilled nursing facility beds until the year 2000, except that an existing facility can add up to 12 beds without being subject to CON review. New Hampshire has imposed a moratorium on the addition of any new beds to skilled nursing facilities, intermediate care homes and rehabilitation homes until December 31, 1998. Legislation has been introduced in New Hampshire to extend this moratorium until the year 2001, or in the alternative until the year 2003. Ohio has imposed a moratorium until the year 1999 on the addition of any new skilled nursing facility beds. Rhode Island has imposed a moratorium on the issuance of any new initial licenses for skilled nursing facilities and on the increase in the licensed bed capacity of any existing licensed skilled nursing facility until July 1, 1999, except that an existing facility may increase its licensed bed capacity to the greater of ten beds or 10% of the facility's licensed bed capacity. The other states in which the Company conducts business do not currently have a moratorium on new skilled nursing facility beds in effect, but New Jersey only accepts applications for a CON when the state CON agency issues a call for additional long-term care beds. There is presently no such call for additional beds. These actions will restrict the Company's ability, and that of its competitors, to expand its existing facilities or construct new facilities in these states. In addition, in most states the reduction of the number of licensed beds or the closure of a facility requires the approval of the appropriate state regulatory agency and, if the Company were to seek to reduce the number of licensed beds at a facility or to close a facility, the Company could be adversely affected by a failure to obtain or a delay in obtaining such approval.

  The Company is also subject to federal and state laws that govern financial and other arrangements between healthcare providers. Federal laws, as well as the laws of certain states, prohibit direct or indirect payments or fee splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. A wide array of relationships and arrangements among healthcare providers, including ownership interests in a company by persons in a position to refer patients and personal service agreements have, under certain circumstances, been alleged to violate these provisions. A violation of the federal anti-kickback law could result in the loss of eligibility to participate in the Medicare or Medicaid programs, or in civil or criminal penalties for individuals or entities. Violation of state anti-kickback laws could lead to loss of licensure, significant fines and other penalties for individuals or entities.

  Federal and state authorities are devoting increased attention and resources to anti-fraud initiatives against healthcare providers. The BBA and the Healthcare Insurance Portability and Accountability Act of 1996 expanded the penalties for healthcare fraud, including broader provisions for the exclusion of healthcare providers from the Medicare and Medicaid programs. Further, under Operation Restore Trust, a major anti-fraud initiative of the Office of the Inspector General (the "OIG") of the U.S. Department of Health and Human

Services, the OIG has focused on detecting fraudulent billing practices committed by home health agencies, durable medical equipment suppliers, hospice programs and skilled nursing facilities in certain states participating in a demonstration project. The initial outcomes of Operation Restore Trust have led the OIG to expand the demonstration project to additional states. Currently, the Company has operations in three of the states participating in this project: Massachusetts, New Jersey and Ohio. While the Company believes that the Company's billing practices are consistent with the requirements of the Medicare and Medicaid programs, those criteria are subject to interpretation. There can be no assurance that such anti-fraud initiatives will not adversely affect the Company.

  The federal government has recommended that healthcare providers establish and implement an effective compliance program as one means of preventing or detecting violations of applicable healthcare laws. The federal government also has indicated that the maintenance of an effective compliance program may be a factor considered by the government in evaluating what sanctions to impose when violations of healthcare laws have been detected. Maintenance of an effective compliance program may serve to reduce any fines or penalties levied by the government for violation of law. The Company believes it has developed and implemented such a compliance program. The Company, as an ongoing matter, will continue to develop and refine its program. See "THE COMPANY--Sources of Revenues" and "--Governmental Regulation."

RISK OF ADVERSE EFFECT OF HEALTHCARE REFORM

  The Company is subject to extensive governmental healthcare regulation. In addition, there are generally numerous legislative and executive initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. Changes in laws, new interpretations of existing laws or changes in reimbursement methodologies could have a significant effect on certain or all of the Company's services which are eligible for reimbursement, the costs of providing such services and the amounts of reimbursement provided for the delivery of eligible services. It is not clear at this time which legislative proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. There can be no assurance that future changes in enacted legislation or the administrative practices required to interpret or administer governmental healthcare programs will not have a material adverse affect on the Company. See "THE COMPANY--Sources of Revenues" and "--Governmental Regulation."

COMPETITION

  The long-term care industry is highly competitive. The Company competes with other providers of long-term care on the basis of the scope and quality of services offered, the rate of positive medical outcomes, cost-effectiveness and the reputation and appearance of its long-term care facilities. The Company also competes in recruiting qualified healthcare personnel, in acquiring and developing additional facilities and in obtaining CONs. The Company's current and potential competitors include national, regional and local long-term care providers, some of whom have substantially greater financial and other resources and may be more established in their communities than the Company. The Company also faces competition from assisted living facility operators as well as providers of home healthcare. Certain competitors are operated by not-for-profit organizations and similar businesses which can finance capital expenditures and acquisitions on a tax-exempt basis or receive charitable contributions unavailable to the Company. In addition, consolidation in the long-term care industry has resulted in the Company being faced with larger competitors, many of whom have significant financial and other resources. The Company expects that competition for the acquisition of long-term care facilities may increase in the future as the demand for long-term care increases and as the industry trend of consolidation of providers continues.

  Construction of new (or the expansion of existing) long-term care facilities near the Company's facilities could adversely affect the Company's business. State regulations, however, generally require a CON before a new long-term care facility can be constructed or additional licensed beds can be added to existing facilities. CON legislation is in place in all states in which the Company operates or expects to operate, with the exception of Indiana which terminated its CON program as of June 30, 1998. The Company believes that these regulations reduce the possibility of overbuilding and promote higher utilization of existing facilities. However, a relaxation of CON requirements could lead to an increase in competition. In addition, as cost containment measures have reduced occupancy rates at acute care hospitals, a number of these hospitals have converted portions of their facilities into subacute units. In the states in which the Company currently operates, except in Indiana after June 30, 1998, these conversions are subject to state CON regulations. The Company believes that the application of the new Medicare prospective payment system rules will make such conversions less desirable. New Jersey recently enacted legislation permitting acute care hospitals to offer subacute care services under their existing hospital licenses subject to first obtaining CON approval pursuant to an expedited CON review process. Ohio has imposed a moratorium on the conversion of acute care hospital beds into long-term care beds through June 30, 1999. See "THE COMPANY--Governmental Regulation" and "--Competition."

STAFFING AND LABOR COSTS

  Staffing and labor costs represent the Company's largest expense. The Company competes with other healthcare providers in attracting and retaining qualified or skilled personnel. The long-term care industry in general, and the Company in particular, have, at times, experienced shortages of qualified personnel. In addition, the long-term care industry typically experiences high turnover of less skilled employees. A shortage of nurses or other trained personnel or general economic inflationary pressures may require the Company to enhance its wage and benefits package in order to compete with other employers. There can be no assurance that the Company's labor costs will not increase or, if they do, that they can be matched by corresponding increases in reimbursement. Failure by the Company to attract and retain qualified employees, to control its labor costs or to match increases in its labor expenses with corresponding increases in revenues could have a material adverse effect on the Company. Approximately 450 employees at five of the Company's facilities are covered by collective bargaining agreements. Although the Company believes that it maintains good working relationships with its employees and the unions that represent certain of its employees, it cannot predict the impact of continued or increased union representation or organizational activities on its future operations. See "THE COMPANY-- Employees."

LIABILITY, INSURANCE AND LEGAL PROCEEDINGS

  The Company's business entails an inherent risk of liability. In recent years, participants in the long-term care industry have been subject to lawsuits alleging malpractice or related legal theories, many of which involve large claims and significant legal costs. The Company expects that from time to time it may be subject to such suits as a result of the nature of its business. The Company currently maintains insurance policies in amounts and with coverage and deductibles it deems appropriate, based on the nature and risks of its business, historical experience and industry standards. There can be no assurance, however, that claims in excess of the Company's insurance coverage or claims not covered by insurance will not arise. A successful claim against the Company not covered by, or in excess of, its insurance coverage could have a material adverse effect on the Company. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect on the Company's business and reputation, may lead to increased insurance premiums and may require the Company's management to devote time and attention to matters unrelated to the Company's business. In addition, the Company's insurance policies must be renewed annually. There can be no assurance that the Company will be able to obtain liability insurance coverage in the future on acceptable terms. The Company is self-insured (subject to contributions by covered employees) with respect to most of the healthcare benefits and workers' compensation benefits available to its employees. The Company believes that it has adequate resources to cover any self-insured claims and the Company maintains excess liability coverage to protect it against unusual claims in these areas. However, there can be no assurance that the Company will continue to have such resources available to it or that substantial claims will not be made against the Company. See "THE COMPANY--Insurance" and "--Legal Proceedings."

ENVIRONMENTAL AND OCCUPATIONAL HEALTH AND SAFETY MATTERS

  The Company is subject to a wide variety of federal, state and local environmental and occupational health and safety laws and regulations. Among the types of regulatory requirements faced by healthcare providers such as the Company are: air and water quality control requirements, occupational health and safety requirements, waste management requirements, specific regulatory requirements applicable to asbestos, polychlorinated biphenyls and radioactive substances, requirements for providing notice to employees and members of the public about hazardous materials and wastes and certain other requirements. In its role as owner and/or operator of properties or facilities, the Company may be subject to liability for investigating and remediating any hazardous substances that have come to be located on the property, or such substances that may have migrated off of, or been emitted, discharged, leaked, escaped or transported from, the property. The Company's operations may involve the handling, use, storage, transportation, disposal and/or discharge of hazardous, infectious, toxic, radioactive, flammable and other hazardous materials, wastes, pollutants or contaminants. Such activities may harm individuals, property or the environment; may interrupt operations and/or increase their costs; may result in legal liability, damages, injunctions or fines; may result in investigations, administrative proceedings, penalties or other governmental agency actions; and may not be covered by insurance. The cost of any required remediation or removal of hazardous or toxic substances could be substantial and the liability of an owner or operator for any property is generally not limited under applicable laws and could exceed the property's value. Although the Company is not aware of any material liability of the Company under any environmental or occupational health and safety laws there can be no assurance that the Company will not encounter such liabilities in the future, which could have a material adverse effect on the Company. See "--Governmental Regulation."

IMPACT OF YEAR 2000 ISSUE

  The Year 2000 issue arises as the result of computer programs having been written, and systems having been designed, using two digits rather than four to define the applicable year. Consequently, such software has the potential to recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send bills for services or engage in similar normal business activities. The Company is preparing all of its software products and internal computer systems to be Year 2000 compliant. The Company has replaced its financial reporting and payroll systems with systems that are Year 2000 compliant. The Company is in the process of evaluating several clinical information software products, including one which is being installed in 13 of its facilities, with the expectation that it will identify a Year 2000 compliant standard clinical information and patient billing system which will be implemented at each of the Company's facilities. The Company currently estimates that it will complete the selection of the standard clinical information and patient billing software during 1998 and finalize the conversion of its existing systems to the new platform during 1999. Although the Company does not expect the cost of the conversion of its clinical and patient billing systems to have a material adverse effect on its business or future results of operations, there can be no assurance that the Company will not be required to incur significant unanticipated costs in relation to its compliance obligations. The Company currently estimates that full compliance will be achieved during 1999; however, there can be no assurance that the Company will be able to complete the conversion in a timely manner or that third party software suppliers will be able to provide Year 2000 compliant products for the Company to install. If the systems of the Company, businesses acquired by the Company in the future or other companies on whose services the Company depends or with whom the Company's systems interface are not Year 2000 compliant, there could be a material adverse effect on the Company's financial condition or results of operations.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following table sets forth selected consolidated balance sheet data of Harborside as of December 31, 1996 and 1997 and selected consolidated income statement data for each of the years in the three year period ended December 31, 1997 which have been derived from, and should be read in conjunction with, the audited consolidated financial statements of Harborside appearing elsewhere in this Proxy Statement/Prospectus. The selected consolidated balance sheet data as of March 31, 1998 and selected consolidated income statement data for the three months ended March 31, 1997 and March 31, 1998 have been derived from, and should be read in conjunction with, the unaudited consolidated financial statements of Harborside appearing elsewhere in this Proxy Statement/Prospectus. The following table also sets forth selected unaudited pro forma consolidated financial data of Harborside (A) under the caption "Pro Forma Before Merger" to give effect to (i) the asset acquisition of Access Rehabilitation, Inc. ("Access Rehabilitation") on July 1, 1997, the acquisition of four facilities in Massachusetts (the "Massachusetts Facilities") on August 1, 1997, the acquisition of three facilities in Dayton, Ohio (the "Dayton Facilities") on September 1, 1997 and the acquisition of five facilities in Connecticut (the "Connecticut Facilities") on December 1, 1997 (collectively, the "Completed 1997 Acquisitions"); and (ii) the acquisition of two facilities in Ohio (the "Briarfield Facilities") on April 1, 1998 and the acquisition of two facilities in Rhode Island (the "Rhode Island Facilities") on May 8, 1998 (collectively, the "Completed 1998 Acquisitions") and (B) under the caption "Pro Forma" to give effect to the Completed 1997 Acquisitions, the Completed 1998 Acquisitions, and the Merger. Such unaudited pro forma financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Consolidated Financial Statements, including the notes thereto, set forth under the caption "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION," and the audited consolidated financial statements of Harborside and the audited financial statements of the Massachusetts Facilities and the Dayton Facilities appearing elsewhere in this Proxy Statement/Prospectus. The unaudited pro forma balance sheet data reflects the transactions reflected therein as if they had occurred as of March 31, 1998. The unaudited pro forma statement of operations data reflects the transactions reflected therein as if they had occurred on January 1, 1997 and excludes nonrecurring items directly attributable to the Merger. The pro forma adjustments were applied to the historical financial statements of the Company to reflect and account for the Merger as a recapitalization. Accordingly, the historical basis of Harborside's assets and liabilities has not been affected by the Merger.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

                                        YEAR ENDED DECEMBER 31,                               THREE MONTHS ENDED MARCH 31,
                     --------------------------------------------------------------------  ------------------------------------
                                                                       1997                                     1998
                                                                     PRO FORMA                                PRO FORMA  1998
                                                                      BEFORE    1997 PRO                       BEFORE     PRO
                      1993     1994      1995      1996      1997     MERGER      FORMA      1997     1998     MERGER    FORMA
                     -------  -------  --------  --------  --------  ---------  ---------  --------  -------  --------- -------
                                        (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND OPERATING DATA)
STATEMENT OF
OPERATIONS DATA(1):
Total net
revenues...........  $75,101  $86,376  $109,425  $165,412  $221,777  $305,334   $305,365   $ 47,384  $72,454   $77,302  $77,310
                     -------  -------  --------  --------  --------  --------   --------   --------  -------   -------  -------
Expenses:
 Facility
 operating.........   57,412   68,951    89,378   132,207   176,404   242,864    242,864     37,452   57,381    61,212   61,212
 Management fees...      --       --        --        --        --      3,137      3,137        --       --        371      371
 General and
 administrative....    3,092    3,859     5,076     7,811    10,953    11,332     11,332      2,389    3,365     3,365    3,365
 Service charges
 paid to
 affiliate(2)......      746      759       700       700       708       708      1,908        177      313       313      613
 Special
 compensation and
 other.............      --       --        --      1,716       --        --         --         --       --        --       --
 Depreciation and
 amortization......    4,304    4,311     4,385     3,029     4,074     4,074      6,541        922    1,085     1,085    1,577
 Synthetic lease
 rent..............      --       --        --        --        511     4,286        --         --       450     1,100      --
 Facility rent.....      525    1,037     1,907    10,223    11,935    19,718     19,718      2,622    5,106     5,106    5,106
                     -------  -------  --------  --------  --------  --------   --------   --------  -------   -------  -------
 Total expenses....   66,079   78,917   101,446   155,686   204,585   286,119    285,500     43,562   67,700    72,552   72,244
                     -------  -------  --------  --------  --------  --------   --------   --------  -------   -------  -------
Income from
operations(2)......    9,022    7,459     7,979     9,726    17,192    19,215     19,865      3,822    4,754     4,750    5,066
Other:
 Net interest
 expense...........   (4,385)  (4,437)   (4,998)   (4,531)   (5,596)   (5,596)   (17,312)    (1,375)  (1,579)   (1,579)  (4,855)
 Amortization of
 debt issuance
 costs.............     (355)    (172)     (109)     (103)     (257)     (257)    (1,705)       (17)     (71)      (71)     (71)
                     -------  -------  --------  --------  --------  --------   --------   --------  -------   -------  -------
   Total interest
   expense, net....   (4,740)  (4,609)   (5,107)   (4,634)   (5,853)   (5,853)   (19,017)    (1,392)  (1,650)   (1,650)  (4,926)
 Loss on
 investment in
 limited
 partnership.......      --      (448)     (114)     (263)     (189)     (189)      (189)        31      (31)      (31)     (31)
 Gain on sale of
 facilities, net...      --       --      4,869       --        --        --         --         --       --        --       --
 Loss on
 refinancing of
 debt..............      --      (453)      --        --        --        --         --         --       --        --       --
 Minority interest
 in net income.....   (2,297)  (1,575)   (6,393)      --        --        --         --         --       --        --       --
                     -------  -------  --------  --------  --------  --------   --------   --------  -------   -------  -------
 Income before
 income taxes and
 extraordinary
 loss..............    1,985      374     1,234     4,829    11,150    13,173        659      2,461    3,073     3,069      109
 Income taxes......      --       --        --       (809)   (4,347)   (5,136)      (256)      (959)  (1,198)   (1,196)     (42)
                     -------  -------  --------  --------  --------  --------   --------   --------  -------   -------  -------
 Income before
 extraordinary
 loss..............    1,985      374     1,234     4,020     6,803     8,037        403      1,502    1,875     1,873       67
 Extraordinary
 loss on early
 retirement of
 debt, net of
 tax...............      --       --        --     (1,318)      --        --         --         --       --        --       --
                     -------  -------  --------  --------  --------  --------   --------   --------  -------   -------  -------
 Net income........  $ 1,985  $   374  $  1,234  $  2,702  $  6,803  $  8,037   $    403   $  1,502  $ 1,875   $ 1,873  $    67
                     =======  =======  ========  ========  ========  ========   ========   ========  =======   =======  =======
 Net income........  $ 1,985  $   374  $  1,234  $  2,702  $  6,803  $  8,037   $    403   $  1,502  $ 1,875   $ 1,873  $    67
 Preferred
 dividends(3)......      --       --        --        --        --        --      (5,020)       --       --        --    (1,351)
                     -------  -------  --------  --------  --------  --------   --------   --------  -------   -------  -------
 Net income (loss)
 available
 (attributable) to
 common
 stockholders......  $ 1,985  $   374  $  1,234  $  2,702  $  6,803  $  8,037   $ (4,617)  $  1,502  $ 1,875   $ 1,873  $(1,284)
                     =======  =======  ========  ========  ========  ========   ========   ========  =======   =======  =======
 Net income (loss)
 available
 (attributable) to
 common
 stockholders per
 share--basic......                                        $   0.85  $   1.00   $  (0.66)  $   0.19  $  0.23   $  0.23  $ (0.18)
 Net income (loss)
 available
 (attributable) to
 common
 stockholders per
 share--diluted....                                        $   0.84  $   0.99   $  (0.66)  $   0.19  $  0.23   $  0.23  $ (0.18)

                        [Table continued on next page]

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                                  (CONTINUED)

                                        YEAR ENDED DECEMBER 31,
                   -----------------------------------------------------------------------
                                                                         1997
                                                                       PRO FORMA
                                                                        BEFORE     1997
                    1993     1994       1995       1996       1997      MERGER   PRO FORMA
                   ------  ---------  ---------- ---------- ---------- --------- ---------
                         (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND OPERATING DATA)
Pro Forma Data:
 Historical
 income before
 income taxes and
 extraordinary
 loss............  $1,985  $     374  $   1,234  $   4,829
 Pro forma income
 taxes...........    (774)      (146)      (481)      (799)
                   ------  ---------  ---------- ----------
 Pro forma income
 before
 extraordinary
 loss............   1,211        228        753      4,030
 Extraordinary
 loss, net of
 tax.............     --         --         --      (1,318)
                   ------  ---------  ---------- ----------
 Pro forma net
 income..........  $1,211  $     228  $     753  $   2,712
                   ------  ---------  ---------- ----------
 Pro forma net
 income per share
 (basic and
 diluted):
 Pro forma income
 before
 extraordinary
 loss............          $    0.05  $    0.17  $    0.63
 Extraordinary
 loss............                --         --       (0.21)
                           ---------  ---------- ----------
 Pro forma net
 income..........          $    0.05  $    0.17  $    0.42
                           ---------  ---------- ----------
Weighted average
number of common
shares used in
per share
computations(4):
 Basic...........          4,425,000  4,425,000  6,396,142  8,037,026  8,037,026 7,027,517
 Diluted.........          4,425,000  4,425,000  6,396,142  8,138,793  8,138,793 7,027,517
OPERATING DATA
(AS OF END OF
YEAR):
Facilities
operated(5)......      17         19         20         30         45         49        49
Licensed
beds(5)..........   2,149      2,365      2,471      3,700      5,468      5,983     5,983
Average occupancy
rate(6)..........    93.7%      92.6%      92.5%      92.6%      92.3%
BALANCE SHEET
DATA (As of
Period End)(1):
 Working
 capital.........  $6,511  $  13,915  $  10,735  $  16,826  $  22,554
 Total assets....  85,472     93,876     92,632    141,799    168,562
 Total debt......  40,708     53,296     43,496     18,208     33,642
 Capital lease
 obligation......     --         --         --      57,277     56,285
 Exchangeable
 preferred stock,
 redeemable(3)...     --         --         --         --         --
 Stockholders'
 equity..........   4,918      2,866      4,130     44,880     51,783
                        THREE MONTHS ENDED MARCH 31,
                   -----------------------------------------
                                           1998
                                         PRO FORMA
                                          BEFORE   1998 PRO
                     1997       1998      MERGER     FORMA
                   ---------- ---------- --------- ---------
           (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND OPERATING DATA)
Pro Forma Data:
 Historical
 income before
 income taxes and
 extraordinary
 loss............
 Pro forma income
 taxes...........

 Pro forma income
 before
 extraordinary
 loss............
 Extraordinary
 loss, net of
 tax.............

 Pro forma net
 income..........

 Pro forma net
 income per share
 (basic and
 diluted):
 Pro forma income
 before
 extraordinary
 loss............
 Extraordinary
 loss............

 Pro forma net
 income..........

Weighted average
number of common
shares used in
per share
computations(4):
 Basic...........   8,024,746  8,058,548  8,058,548 7,027,517
 Diluted.........   8,028,203  8,303,703  8,303,703 7,027,517
OPERATING DATA
(AS OF END OF
YEAR):
Facilities
operated(5)......          31         45         49        49
Licensed
beds(5)..........       3,864      5,468      5,983     5,983
Average occupancy
rate(6)..........        92.3%      93.1%
BALANCE SHEET
DATA (As of
Period End)(1):
 Working
 capital.........   $  16,923  $  21,177  $  21,177 $  20,841
 Total assets....     145,430    172,441    172,441   248,958
 Total debt......      18,167     33,595     33,595   121,889
 Capital lease
 obligation......      57,080     56,270     56,270    56,270
 Exchangeable
 preferred stock,
 redeemable(3)...         --         --         --     40,000
 Stockholders'
 equity..........      46,382     53,681     53,681     1,904

--------
(1) In 1993, 1994 and 1995, financial and operating data combine the historical results of the Predecessor Entities (as defined below) that became subsidiaries of the Company through the IPO Reorganization (as defined under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Overview--General") that occurred immediately prior to the Company's initial public offering on June 14, 1996 (the "Offering"). Prior to the IPO Reorganization, the Predecessor Entities (primarily partnerships and subchapter S corporations) were not directly subject to Federal or state income taxation. In calculating net income, tax expense of 39% has been reflected for the periods prior to the IPO Reorganization as if the Company had always owned the Predecessor Entities.

(2) 1997 Pro Forma and 1998 Pro Forma include $1.2 and $0.3 million, respectively, of non-cash charges representing the amortization of prepaid management fees to Investcorp International, Inc., an affiliate of Investcorp.

(3) Dividends on the exchangeable preferred stock are calculated based on an assumed annual rate of 12%.

(4) In connection with the Offering, the Company issued 3,600,000 shares of common stock. Pro forma net income per share for 1994 and 1995 is calculated based on the 4,400,000 shares of common stock issued in connection with the IPO Reorganization. For 1996 pro forma net income per share is based on 4,400,000 shares outstanding for the entire year and the appropriate weighting for shares issued in connection with the Offering.

(5) "Facilities operated" and "Licensed beds" include two managed facilities with 178 total licensed beds.

(6) "Average occupancy rate" excludes managed facilities, and is computed by dividing the number of billed licensed bed days by the total number of available licensed bed days during each of the periods indicated.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

OVERVIEW

 GENERAL

  Harborside is a leading provider of high-quality long-term care and specialty medical services in the Eastern United States. The Company has focused on establishing strong local market positions with high-quality facilities in five principal regions: the Midwest (Ohio and Indiana), New England (Massachusetts and New Hampshire), the Northeast (Connecticut and Rhode Island), the Southeast (Florida) and the Mid-Atlantic (New Jersey and Maryland). As of June 30, 1998, the Company operated 49 long-term care facilities with 5,983 licensed beds. The Company provides a broad continuum of medical services including: (i) traditional skilled nursing care and (ii) specialty medical services, including a variety of subacute care programs such as orthopedic rehabilitation, CVA/stroke care, cardiac recovery, pulmonary rehabilitation and wound care, as well as distinct programs for the provision of care to Alzheimer's and hospice patients. As part of its subacute services, the Company provides physical, occupational and speech rehabilitation therapy services, both at Company-operated and non-affiliated facilities, through its wholly-owned subsidiary, Theracor.

  The Company was created in March 1996, in anticipation of an initial public offering (the "Offering"), in order to combine under its control the operations of various long-term care facilities and ancillary businesses (the "Predecessor Entities") which had conducted operations since 1988. The Company completed the Offering on June 14, 1996 and issued 3,600,000 shares of common stock at $11.75 per share. The owners of the Predecessor Entities contributed their interests in such Predecessor Entities to the Company and received in return an aggregate of 4,400,000 shares of the Company's common stock (the "IPO Reorganization").

  The Company's financial statements for periods prior to the Offering have been prepared by combining the historical financial statements of the Predecessor Entities, similar to a pooling of interests presentation. The Company's financial statements for periods prior to the date of the Offering do not include a provision for federal or state income taxes because the Predecessor Entities (primarily partnerships and subchapter S corporations) were not directly subject to federal or state income taxation. The Company's financial statements for periods prior to the date of the Offering do include a pro forma income tax expense for each period presented, as if the Company had always owned the Predecessor Entities. See Note L to the audited consolidated financial statements of the Company included elsewhere in this Proxy Statement/Prospectus.

  One of the Predecessor Entities was the general partner of the Krupp Yield Plus Limited Partnership ("KYP"), which owned seven facilities (the "Seven Facilities") until December 31, 1995. The Company held a 5% interest in KYP while the remaining 95% was owned by the limited partners of KYP (the "Unitholders"). As described in Note P to the audited consolidated financial statements of the Company included elsewhere in this Proxy Statement/Prospectus, effective December 31, 1995, KYP sold the Seven Facilities and a subsidiary of the Company began leasing the facilities from the buyer. Prior to December 31, 1995, the accounts of KYP were included in the Company's combined financial statements and the interest of the Unitholders was reflected as minority interest. The net gain of $4,869,000 recognized by KYP in connection with the sale of the Seven Facilities was allocated to the KYP Unitholders and is reflected in "minority interest in net income." In March 1996, a liquidating distribution was paid to the Unitholders.

  As described in Note D to the audited consolidated financial statements of the Company included elsewhere in this Proxy Statement/Prospectus, the Company accounts for its investment in one of its owned facilities using the equity method.

 REVENUES

  The Company's total net revenues include net patient service revenues, and beginning in 1995, rehabilitation therapy service revenues from contracts with non-affiliated long-term care facilities. The Company derives its net patient service revenues primarily from private pay sources, the federal Medicare program for certain elderly and disabled patients and state Medicaid programs for indigent patients. The Company's total net revenues are influenced by a number of factors, including: (i) the licensed bed capacity of its facilities; (ii) the occupancy rates of its facilities; (iii) the payor mix of its facilities and the rates of reimbursement among payor categories (private and other, Medicare and Medicaid); and (iv) the extent to which subacute and other specialty medical and ancillary services are utilized by patients and paid for by the respective payment sources. Private net patient service revenues are recorded at established per diem billing rates. Net patient service revenues to be reimbursed under contracts with third-party payors, primarily the Medicare and Medicaid programs, are recorded at amounts estimated to be realized under these contractual arrangements. The Company employs specialists to monitor reimbursement rules, policies and related developments in order to comply with all reporting requirements and to assist the Company in receiving reimbursements. The Company's rehabilitation service revenues are received directly from non- affiliated long-term care facilities, which in turn are reimbursed by Medicare or other payors.

 OPERATING EXPENSES

  The Company's facility operating expenses consist primarily of payroll and employee benefits related to nursing, housekeeping and dietary services provided to patients, as well as maintenance and administration of the facilities. Other significant facility operating expenses include the cost of rehabilitation therapy services, medical and pharmacy supplies, food, utilities, insurance and taxes. The Company's facility operating expenses also include the general and administrative costs associated with the operation of the Company's rehabilitation therapy business. The Company's general and administrative expenses include all costs associated with its regional and corporate operations.

POTENTIAL IMPACT OF MEDICARE PPS

  Regulations regarding the Medicare prospective payment system were published on May 12, 1998. (See "THE COMPANY--Government Regulation" for more information about the prospective payment system for skilled nursing facilities.) As the regulations were published recently, the Company has not been able to fully assess and quantify the potential impact of the regulations on the Company's consolidated financial position, results of operations or liquidity. Based on a preliminary assessment, the Company believes that the new regulations will result in a reduction of the Company's average Medicare per diem reimbursement rate, which the Company expects to be able to substantially offset primarily through reductions in facility operating costs. However, no assurance can be given that the Company will be able to reduce such costs.

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31,
1997

  Total Net Revenues. Total net revenues increased by $25,070,000, or 52.9%, from $47,384,000 in the first quarter of 1997 to $72,454,000 in the first quarter of 1998. This increase resulted primarily from the acquisition of the Harford Gardens facility on March 1, 1997, the Massachusetts Facilities on August 1, 1997, the Dayton Facilities on September 1, 1997 and the Connecticut Facilities on December 1, 1997. Additionally, total net revenues increased as a result of the generation of additional revenues from rehabilitation therapy services provided to non-affiliated long-term care facilities and increased net patient service revenues per patient day at the Company's "same store" facilities. Of such increase, $1,329,000, or 5.3% of the increase, resulted from the operation of the Harford Gardens facility; $4,848,000, or 19.3% of the increase, resulted from the operation of the Massachusetts Facilities; $3,769,000, or 15.0% of the increase, resulted from the operation of the Dayton Facilities, and $11,354,000, or 45.3% of the increase, resulted from the operation of the Connecticut Facilities. Revenues generated by providing rehabilitation therapy services to non-affiliated long-term care facilities increased $1,497,000, from $3,352,000 in the first quarter of 1997 to $4,849,000 in the first quarter of 1998. The remaining $2,273,000, or 9.1% of such increase was largely attributable to higher average net patient service revenues per patient day at the Company's "same store" facilities primarily resulting from increased levels of care provided to patients with medically complex conditions. Average net patient service revenues per patient day at "same store" facilities increased from $145.63 during the first quarter of 1997 to $151.77 during the first quarter of 1998. Occupancy at "same store" facilities increased from 92.3% during the first quarter of 1997 to 92.9% during the first quarter of 1998. The average occupancy rate at all of the Company's facilities increased from 92.3% during the first quarter of 1997 to 93.1% during the first quarter of 1998. The Company's quality mix (non-Medicaid revenues as a percentage of total net revenues) was 62.8% for the three months ended March 31, 1997 as compared to 59.0% in the same period of 1998. The decrease in quality mix was primarily attributable to dilution resulting from the acquisition of new facilities that generate a lower quality mix.

  Facility Operating Expenses. Facility operating expenses increased by $19,929,000, or 53.2%, from $37,452,000 in the first quarter of 1997 to
$57,381,000 in the first quarter of 1998. Facility operating expenses as a percentage of total net revenues increased from 79.0% in the first quarter of 1997 to 79.2% in the first quarter of 1998. Of the total increase in facility operating expenses, the operation of the Harford Gardens facility accounted for $1,064,000, or 5.3% of this increase, the operation of the Massachusetts Facilities accounted for $3,848,000 or 19.3% of this increase, the operation of the Dayton Facilities accounted for $3,061,000, or 15.4% of this increase, and the operation of the Connecticut Facilities accounted for $9,371,000, or 47.0% of this increase. Operating expenses associated with additional rehabilitation therapy services provided to non-affiliated long-term care facilities increased $957,000, accounting for 4.8% of the total increase in facility operating expenses. The remaining $1,628,000 of the increase in facility operating expenses was due to increases in the costs of labor, medical supplies and rehabilitation therapy services purchased from third parties at "same store" facilities.

  General and Administrative; Service Charges Paid to Affiliate. General and administrative expenses increased by $976,000, or 40.9%, from $2,389,000 in the first quarter of 1997 to $3,365,000 in the first quarter of 1998. This increase resulted primarily from the acquisition of new facilities that resulted in an increase in regional and corporate support, and additional travel, consulting and systems development expenses. As a percentage of total net revenues, general and administrative expenses decreased from 5.0% in the first quarter of 1997 to 4.6% in the first quarter of 1998. The Company reimburses an affiliate for rent and other expenses related to its corporate headquarters as well as for certain data processing and administrative services provided to the Company. During the first quarter of 1997, such reimbursements totaled $177,000 compared to $313,000 during the first quarter of 1998.

  Depreciation and Amortization. Depreciation and amortization increased from $922,000 in the first quarter of 1997 to $1,085,000 in the first quarter of 1998. The increase in depreciation and amortization was primarily due to building improvements and investment in new computers and software.

  Facility Rent. Facility rent expense increased by $2,934,000 from $2,622,000 in the first quarter of 1997 to $5,556,000 in the first quarter of 1998. The increase in facility rent expense was primarily the result of new acquisitions completed since the first quarter of 1997.

  Interest Expense, Net. Interest expense, net, increased from $1,392,000 in the first quarter of 1997 to $1,650,000 in the first quarter of 1998. This increase was primarily due to additional interest expense associated with the acquisition of Access Rehabilitation on July 1, 1997.

  Income Taxes. Income tax expense increased from $959,000 in the first quarter of 1997 to $1,198,000 in the first quarter of 1998.

  Net Income. Net income was $1,502,000 in the first quarter of 1997 as compared to net income of $1,875,000 in the first quarter of 1998.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Total Net Revenues. Total net revenues increased by $56,365,000, or 34.1%, from $165,412,000 in 1996 to $221,777,000 in 1997. This increase resulted primarily from the acquisition of four facilities in Ohio (the "1996 Ohio Facilities") on July 1, 1996, the Harford Gardens facility on March 1, 1997, the Massachusetts Facilities on August 1, 1997, the Dayton Facilities on September 1, 1997, and the Connecticut Facilities on December 1, 1997. Additionally, total net revenues increased as a result of the generation of additional revenues from rehabilitation therapy services provided to additional non-affiliated long-term care facilities and increased net patient service revenues per patient day at the Company's "same store" facilities. Of such increase, $19,147,000, or 34.0% of the increase, resulted from the operation of the 1996 Ohio Facilities for a full year in 1997; $6,245,000, or 11.1% of the increase, resulted from the operation of the Harford Gardens facility; $8,079,000, or 14.3% of the increase, resulted from the operation of the Massachusetts Facilities; $4,539,000, or 8.1% of the increase, resulted from the operation of the Dayton Facilities; and $3,871,000, or 6.9% of the increase, resulted from the operation of the Connecticut Facilities. Revenues generated by providing rehabilitation therapy services to non-affiliated long-term care facilities increased $7,333,000, from $10,295,000 in 1996 to $17,628,000 in 1997. The remaining $7,151,000, or 12.7% of such increase, was largely attributable to higher average net patient service revenues per patient day at the Company's "same store" facilities, primarily resulting from increased levels of care provided to patients with medically complex conditions. Average net patient service revenues per patient day at "same store" facilities increased from $138.31 in 1996 to $147.96 in 1997. Partially offsetting the increase in total net revenues was a reduction in occupancy at "same store" facilities from 92.6% in 1996 to 91.7% in 1997. The average occupancy rate at all of the Company's facilities decreased from 92.6% in 1996 to 92.3% in 1997. The Company's quality mix was 61.8% for the year ended December 31, 1996 as compared to 60.0% for the year ended December 31, 1997. The decrease in quality mix was primarily attributable to dilution resulting from the acquisition of new facilities that generated a lower quality mix.

  Facility Operating Expenses. Facility operating expenses increased by $44,197,000, or 33.4%, from $132,207,000 in 1996 to $176,404,000 in 1997. The operation of the 1996 Ohio Facilities for a full year in 1997 accounted for $13,499,000, or 30.5% of this increase; the operation of the Harford Gardens facility accounted for $4,726,000, or 10.7% of this increase; the operation of the Massachusetts Facilities accounted for $6,034,000, or 13.7% of this increase; the operation of the Dayton Facilities accounted for $3,442,000, or 7.8% of this increase; and the operation of the Connecticut Facilities accounted for $3,109,000, or 7.0% of this increase. Operating expenses associated with rehabilitation therapy services provided to non-affiliated long-term care facilities increased as a result of additional therapy contracts. Operating expenses associated with these contracts accounted for $6,394,000, or 14.5%, of the total increase in facility operating expenses. The remaining $6,993,000 of the increase in facility operating expenses was primarily due to increases in the costs of labor, medical supplies and rehabilitation therapy services purchased from third parties at "same store" facilities.

  General and Administrative; Service Charges Paid to Affiliate. General and administrative expenses increased by $3,142,000, or 40.2%, from $7,811,000 in 1996 to $10,953,000 in 1997. As a percentage of total net revenues, general administrative expenses increased from 4.7% in 1996 to 4.9% in 1997. This increase resulted from the acquisition of new facilities that resulted in an increase in regional and corporate support, and additional travel, consulting and systems development expenses. The Company reimburses an affiliate for rent and other expenses related to its corporate headquarters as well as for certain data processing and administrative services provided to the Company. Such reimbursements were not materially different in 1997 as compared with those in 1996.

  Special Compensation and Other. In connection with the Offering and IPO Reorganization, the Company recorded $1,716,000 of non-recurring charges in 1996. Of this amount, $1,524,000 consisted of compensation earned by key members of management as a result of the successful Offering and the IPO Reorganization.

  Depreciation and Amortization. Depreciation and amortization increased by $1,045,000 from $3,029,000 in 1996 to $4,074,000 in 1997. The increase in depreciation and amortization was primarily due to the acquisition of the 1996 Ohio Facilities on July 1, 1996.

  Facility Rent. Facility rent expense increased $2,223,000, from $10,223,000 in 1996 to $12,446,000 in 1997. The increase in facility rent expense was primarily due to the acquisition of new facilities.

  Interest Expense, Net. Interest expense, net, increased by $1,219,000, from $4,634,000 in 1996 to $5,853,000 in 1997. This increase was primarily due to additional interest expense resulting from the acquisition of the 1996 Ohio Facilities.

  Loss on Investment in Limited Partnership. The Company accounts for its investment in the Larkin Chase Center using the equity method. The Company recorded a loss of $263,000 in 1996 as compared to a loss of $189,000 in 1997 in connection with this investment.

  Extraordinary Loss on Early Retirement of Debt. During the second quarter of 1996, the Company repaid $25,000,000 of long-term debt using proceeds from the Offering. In connection with this early repayment, the Company recorded an extraordinary loss of $2,161,000 ($1,318,000, net of the related tax benefit) as the result of a prepayment penalty paid to the lender and the write-off of deferred financing costs.

  Income Taxes. Income tax expense increased by $3,538,000, from $809,000 in 1996 to $4,347,000 in 1997. Prior to the date of the Offering, the Company's financial statements did not include a provision for federal or state income taxes because the Predecessor Entities were not directly subject to federal or state income taxation. The provision for income taxes in 1996 consisted of a provision for income taxes for the period after the Offering less a tax benefit resulting from book-tax differences inherited as part of the IPO Reorganization.

  Net Income. Net income increased by $4,101,000, from $2,702,000 in 1996 to $6,803,000 in 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Total Net Revenues. Total net revenues increased by $55,987,000, or 51.2%, from $109,425,000 in 1995 to $165,412,000 in 1996. This increase resulted primarily from the acquisition of six New Hampshire facilities (the "New Hampshire Facilities") on January 1, 1996 and the 1996 Ohio Facilities on July 1, 1996, the generation of increased revenues from rehabilitation therapy services provided under contracts to additional non-affiliated long-term care facilities and increased net patient service revenues per patient day at the Company's "same store" facilities.

  Of the $55,987,000 increase in total net revenues, $23,245,000, or 41.5% of the increase, resulted from the operation of the New Hampshire Facilities, and $17,493,000, or 31.2% of the increase, resulted from the operation of the 1996 Ohio Facilities. Revenues generated from rehabilitation therapy services provided to non-affiliated long-term care facilities increased by $7,250,000, from $3,045,000 in 1995 to $10,295,000 in 1996, resulting primarily from additional therapy contracts. The remaining $7,999,000, or 14.3% of the increase in total net revenues, was attributable to higher average net patient service revenues per patient day at the Company's "same store" facilities, primarily resulting from increased levels of care provided to patients with higher acuity conditions. Average net patient service revenues per patient day at "same store" facilities increased by 4.0% from $132.99 in 1995 to $138.31 in 1996. The average occupancy rate at all of the Company's facilities increased from 92.5% in 1995 to 92.6% in 1996, also contributing to the increase in total net revenues. The Company's quality mix was 66.8% for the year ended December 31, 1995 as compared to 61.8% for the year ended December 31, 1996. The decrease in the quality mix percentage was primarily due to the acquisition of the New Hampshire Facilities, which at the time of their acquisition by the Company did not participate in the Medicare program.

  Facility Operating Expenses. Facility operating expenses increased by $42,829,000, or 47.9%, from $89,378,000 in 1995 to $132,207,000 in 1996.
Facility operating expenses as a percentage of total net revenues decreased from 81.7% in 1995 to 79.9% in 1996. The acquisition of the New Hampshire Facilities accounted for $17,909,000, or 41.8% of the increase in facility operating expenses while the 1996 Ohio Facilities accounted for $13,712,000, or 32.0% of this increase. Operating expenses associated with additional rehabilitation therapy services provided to non-affiliated long-term care facilities accounted for $4,922,000 or 11.5% of the total increase in facility operating expenses. The remaining $6,286,000 of the increase in facility operating expenses was due to increases in the costs of labor, medical supplies and rehabilitation therapy services purchased from third parties at "same store" facilities.

  General and Administrative; Service Charges Paid to Affiliate. General and administrative expenses increased by $2,735,000, or 53.9%, from $5,076,000 in 1995 to $7,811,000 in 1996. As a percentage of total net revenues, general and administrative expenses increased from 4.6% in 1995 to 4.7% in 1996. Approximately $787,000 of this increase resulted from the acquisition of the New Hampshire Facilities, and $290,000 resulted from the acquisition of the 1996 Ohio Facilities. Most of the remainder of this increase was associated with the expansion of regional and corporate support, increases in salaries, and additional travel and consulting expenses associated with the Company's growth. The Company reimburses an affiliate for rent and other expenses related to its corporate headquarters, as well as for certain data processing and administrative services provided to the Company. In 1995 and 1996, such reimbursements totaled $700,000.

  Special Compensation and Other. In connection with the Offering and IPO Reorganization, the Company recorded $1,716,000 of non-recurring charges in 1996. Of this amount, $1,524,000 consisted of compensation earned by key members of management as a result of the successful Offering and the corporate restructuring which preceded the Offering.

  Depreciation and Amortization. Depreciation and amortization decreased by $1,356,000, from $4,385,000 in 1995 to $3,029,000 in 1996. This decrease in depreciation and amortization was primarily due to the sale and subsequent leaseback of the Seven Facilities effective December 31, 1995 and the acquisition of the 1996 Ohio Facilities on July 1, 1996, which is accounted for as a capital lease.

  Facility Rent. Facility rent expense increased by $8,316,000 from $1,907,000 in 1995 to $10,223,000 in 1996. The increase in facility rent expense was primarily due to the sale and subsequent leaseback of the Seven Facilities and the acquisition of the New Hampshire Facilities pursuant to an operating lease financing.

  Interest Expense, Net. Interest expense, net, decreased by $473,000, from $5,107,000 in 1995 to $4,634,000 in 1996. This decrease was primarily due to the pay down of debt associated with the Seven Facilities, the repayment of $25,000,000 of long-term debt using proceeds from the Offering, partially offset by additional interest expense resulting from the acquisition of the 1996 Ohio Facilities.

  Loss on Investment in Limited Partnership. The Company accounts for its investment in the Larkin Chase Center using the equity method. The Company recorded a loss of $114,000 in 1995 as compared to a loss of $263,000 during 1996 in connection with this investment.

  Extraordinary Loss on Early Retirement of Debt. During the second quarter of 1996, the Company repaid $25,000,000 of long-term debt using proceeds from the Offering. In connection with this early repayment, the Company recorded an extraordinary loss of $2,161,000 ($1,318,000 net of the related tax benefit) as the result of a prepayment penalty paid to the lender and the write-off of deferred financing costs.

  Income Taxes. Prior to the date of the Offering, the Company's financial statements did not include a provision for income taxes because the Predecessor Entities were not directly subject to federal or state income taxation. The provision for income taxes in 1996 was $809,000 and consisted of a provision for income taxes for the period after the Offering less a tax benefit resulting from book-tax differences inherited as part of the IPO Reorganization.

  Net Income. Net income increased by $1,468,000, from $1,234,000 in 1995 to $2,702,000 in 1996. This increase in net income was primarily due to increased operating income in 1996 and the elimination of the minority interest charge resulting from the liquidation of KYP.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary cash needs are for acquisitions, capital expenditures, working capital, debt service and general corporate purposes. The Company has historically financed these requirements primarily through a combination of internally generated cash flow, mortgage financing and operating leases, in addition to funds borrowed under the Company's revolving credit facility. The Company's leased facilities are leased from either the owner of the facilities, from a real estate investment trust which has purchased the facilities from the owner, or through a trust established in conjunction with the Company's existing synthetic lease facility that was entered into in September 1997. In addition, in 1996 the Company financed the acquisition of the 1996 Ohio Facilities from the owner by means of a lease which is accounted for as a capital lease for financial reporting purposes. The Company's existing facility leases generally require it to make monthly lease payments, establish escrow funds to serve as debt service reserve accounts, and pay all property operating costs. The Company generally negotiates leases which provide for extensions beyond the initial lease term and an option to purchase the leased facility. In some cases, the option to purchase the leased facility is exercisable at a price based on the fair market value of the facility at the time the option is exercised. In other cases, the lease for the facility sets forth a fixed option purchase price which the Company believes is equal to the fair market value of the facility at the inception date of such lease, thus allowing the Company to realize the value appreciation, if any, of the facility while maintaining financial flexibility.

  The Company's operating activities during the first three months of 1997 used net cash of $480,000 as compared to $1,702,000 during the same period in 1998, an increase of $1,222,000. Most of the increase in cash used by operations was the result of increases in accounts receivable associated with the acquisition of new facilities, partially offset by an increase in accrued employee compensation and benefits attributable to these facilities. The Company's operating activities in 1996 generated net cash of $1,405,000 as compared to $5,621,000 in 1997, an increase of $4,216,000. Most of the increase in cash provided by operations was the result of increased net income.

  Net cash used by investing activities was $537,000 during the first three months of 1997 as compared to $4,060,000 used during the same period in 1998. The primary use of invested cash during these periods related to additions to property and equipment ($848,000 in 1997 compared to $3,419,000 in 1998), additions to intangible assets ($1,186,000 in 1997 compared to $404,000 in 1998) and transfers to restricted cash. Net cash used by investing activities was $4,050,000 during 1996 as compared to $19,487,000 used in 1997. The primary use of invested cash during these periods related to additions to property and equipment ($5,104,000 in 1996 compared to $5,274,000 in 1997), additions to intangible assets ($950,000 in 1996 compared to $6,301,000 in 1997) and a collateralized loan to the seller of $7,487,000 in connection with the acquisition of the Connecticut Facilities on December 1, 1997.

  Net cash used by financing activities during the first three months of 1997 was $950,000 as compared to $805,000 used during the same period in 1998. Net cash used by financing activities was $27,790,000 in 1996 as compared to $12,891,000 provided in 1997. The early retirement of debt and the incurrence of a related prepayment penalty required the use of $26,517,000 in 1996. During 1996, the Company received $37,160,000 in net proceeds from the Offering and a cash payment of $3,685,000 from the landlord of the New Hampshire Facilities in connection with the leasing of such Facilities. During 1996, the Company also received $803,000 from the sale of equity interests to an officer and a director of the Company. In March of 1996, a liquidating distribution of $33,727,000 was paid to the KYP Unitholders. During 1997, the Company borrowed $15,600,000 under its revolving credit facility. Such borrowings were primarily used to finance part of the acquisition of the Connecticut Facilities, as well as the asset acquisition of Access Rehabilitation, a therapy services company. In addition, during 1997 the Company made principal payments of $3,944,000 on its capital lease obligation, and received cash payments totaling $1,301,000 from its landlords in connection with the lease of the Massachusetts Facilities and the Dayton Facilities.

  At March 31, 1998, the Company had two mortgage loans outstanding in the aggregate amount of $17,995,000, in addition to $15,600,000 in advances outstanding under its revolving credit facility and $56,270,000 of capital lease obligations. One of the Company's mortgage loans had an outstanding principal balance of $16,421,000, of which $15,140,000 is due at maturity in 2004. This loan bears interest at an annual rate of 10.65% plus additional interest equal to 0.3% of the difference between the annual operating revenues of the four mortgaged facilities and the actual revenues of the four mortgaged facilities during the twelve-month base period. The Company's other mortgage loan, which encumbers a single facility, had an outstanding principal balance of $1,574,000, of which $1,338,000 is due in 2010. As of March 31, 1998, the
Company had $23,600,000 of borrowings drawn under its existing synthetic lease facility, and through June 30, 1998, the Company had increased the drawings under its existing synthetic lease facility by a total of $35,650,000 in order to finance the acquisition of the Briarfield and Rhode Island Facilities.

  The Company's existing synthetic leasing facility (the "Leasing Facility") is funded by the same group of banks that fund the Company's existing revolving credit facility. Under the Leasing Facility a master trust (the "Trust") acquires long-term care facilities which the Trust then leases to the Company. The Trust finances its acquisition by making an equity contribution of 3% or more of the related purchase price and obtaining bank loans for the remainder. The Company's rental payments to the Trust are determined based on the purchase price and an interest rate factor which is based on LIBOR (or at the Company's option, the agent bank's prime rate) and which varies with a leverage ratio of the Company. As of December 31, 1997 and March 31, 1998, the interest rates for amounts outstanding under the Leasing Facility were approximately 7.5% and 7.3%, respectively. The Company's Leasing Facility expires in August 2002, and the Company at that time will be required to either renew the Leasing Facility, exercise its option to purchase the facilities acquired through the Leasing Facility for an amount equal to the purchase price at the date of initial acquisition, or arrange for the sale of the facilities. Additionally, at any time during the term of the Leasing Facility, the Company may exercise its purchase option for the leased facilities. The Company's obligations under the lease are collateralized by a collateral pool which also collateralizes the Company's borrowings under its existing revolving credit facility. The Company believes that synthetic lease financing provides it with the flexibility of lease financing while offering it the ability to exercise fixed price purchase options at any time during the term of the Leasing Facility.

  At March 31, 1998, pro forma for the Merger Financings, the Company would have had approximately $178,159,000 of consolidated indebtedness outstanding, consisting of $100,000,000 of senior subordinated debt, $56,270,000 of capital lease obligations, $17,995,000 of mortgage loans, and approximately $3,894,000 in revolving credit borrowings under the new $250,000,000 senior secured credit facility, with no synthetic lease drawings outstanding. In addition, the Company would have had $40,000,000 of exchangeable preferred stock outstanding. While the Company will have approximately $246,106,000 available under the new senior secured credit facility (exclusive of outstanding letters of credit), borrowings under it will be subject to compliance with extensive financial covenants.

  The Company expects that its capital expenditures for 1998, excluding acquisitions of new long-term care facilities, will aggregate approximately $10,000,000, $3,400,000 of which had already been invested through March 31, 1998. The Company expects that its capital expenditures for 1999, excluding acquisitions of new long-term care facilities, will also aggregate approximately $10,000,000. The Company's expected capital expenditures will relate to, among other things, maintenance capital expenditures, system enhancements, special construction projects and other capital improvements. After the Merger, the Company expects that the majority of its facility acquisitions will be financed with borrowings under its new senior secured credit facility. However, the Company may be required to assume debt or to obtain other debt and/or equity financing to finance any significant acquisitions or real estate/construction projects in the future.

  After the Merger is consummated, the Company's principal sources of funds are expected to be cash flow from operations and borrowings under its senior secured credit facility. It is anticipated that these funds will be used to finance acquisitions, finance working capital, meet debt service and capital expenditure requirements, lease real estate and for general corporate purposes. In addition, a portion thereof will be available for the issuance of letters of credit. The Company believes that operating cash flow and availability under the new senior secured credit facility will be adequate to meet its liquidity needs for the foreseeable future, although no assurance can be given in this regard.

  In connection with the Merger and the Merger Financings, the Company will incur certain significant nonrecurring expenses (See "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION"). The Company will incur approximately $23,239,000 in estimated transaction fees and expenses as a result of the Merger, a $336,000 non-cash charge related to the forgiveness of employee loans, and a $897,000 non-cash charge associated with the elimination of deferred financing costs related to retired debt. The Company will also incur a compensation charge of approximately $7,871,000 relating to the conversion into cash of 648,923 stock options.

SEASONALITY

  The Company's earnings generally fluctuate from quarter to quarter. This seasonality is related to a combination of factors which include, among other things, the timing and amount of Medicaid rate increases, seasonal census cycles and the number of calendar days in a given quarter.

INFLATION

  The healthcare industry is labor intensive. Wages and other labor related costs are especially sensitive to inflation. In addition, suppliers pass along rising costs to the Company in the form of higher prices. When faced with increases in operating costs, the Company has generally increased its charges for services. The Company's operations could be adversely affected if it is unable to recover future cost increases or if the Company experiences significant delays in Medicaid and Medicare revenue sources increasing their rates of reimbursement.

YEAR 2000 DISCLOSURE

  The Company is preparing all of its software products and internal computer systems to be Year 2000 compliant. The Company has replaced its financial reporting and payroll systems with systems that are Year 2000 compliant. The Company is in the process of evaluating several clinical information software products, including one which is being installed in 13 of its facilities, with the expectation that it will identify a Year 2000 compliant standard clinical information and patient billing system which will be implemented at each of the Company's facilities. The Company currently estimates that it will complete the selection of the standard clinical information and patient billing software during 1998 and finalize the conversion of its existing systems to the new platform during 1999. Although the Company does not expect the cost of the conversion of its clinical and patient billing systems to have a material adverse effect on its business or future results of operations, there can be no assurance that the Company will not be required to incur significant unanticipated costs in relation to its compliance obligations. The Company currently estimates that compliance will be achieved during 1999; however, there can be no assurance that the Company will be able to complete the conversion in a timely manner or that third party software suppliers will be able to provide Year 2000 compliant products for the Company to install. The Company currently estimates the cost of replacing the clinical and billing systems at its existing facilities to be approximately $1,000,000. The Company will fund the costs associated with these system conversions through cash flows from operations or borrowings under its new senior secured credit facility. The Company's ongoing facility acquisition strategy will require it to evaluate acquisition candidates for Year 2000 compliance. See "RISK FACTORS--Impact of Year 2000 Issue."

NEW ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from the retained earnings and additional paid-in equity section of a statement of financial position. Additionally, in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which requires that an enterprise (a) report financial and descriptive information about its reportable operating segments, (b) report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets with reconciliations of such amounts to the enterprise's financial statements and (c) report information about revenues derived from the Company's products or services and information about major customers. These pronouncements are effective for financial statement periods beginning after December 15, 1997. The Company does not believe that these new pronouncements will have a material effect on its financial position or results of operations.

             PRICES OF HARBORSIDE COMMON STOCK AND DIVIDEND POLICY

  The Harborside Common Stock is listed and traded on the NYSE under the symbol "HBR." The following table shows, for the fiscal periods indicated, the high and low sale prices of a share of Harborside Common Stock on the NYSE Composite Transactions Tape. The Company completed its initial public offering on June 14, 1996.

                                                                 HIGH     LOW
                                                                ------- -------
   Fiscal 1996
     First Quarter (ended March 31, 1996)......................     --      --
     Second Quarter (ended June 30, 1996)...................... $11.000 $ 9.500
     Third Quarter (ended September 30, 1996).................. $10.750 $ 9.500
     Fourth Quarter (ended December 31, 1996).................. $12.250 $ 9.000
   Fiscal 1997
     First Quarter (ended March 31, 1997)...................... $12.875 $11.000
     Second Quarter (ended June 30, 1997)...................... $14.375 $11.125
     Third Quarter (ended September 30, 1997).................. $18.750 $14.250
     Fourth Quarter (ended December 31, 1997).................. $21.750 $16.750
   Fiscal 1998
     First Quarter (ended March 31, 1998)...................... $24.000 $18.000
     Second Quarter (ended June 30, 1998)...................... $24.063 $20.250

  On April 15, 1998, the last trading day before the public announcement of the execution of the Merger Agreement, the last sale price of Harborside Common Stock as reported on the NYSE Composite Transactions Tape was $21.50 per share.

  On June 30, 1998, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the last sale price of Harborside Common Stock as reported on the NYSE Composite Transactions Tape was $23.88 per share. Harborside stockholders should obtain current market prices for Harborside Common Stock.

  The Company has never declared or paid any dividends on Harborside Common Stock since its initial public offering in 1996. The Company does not anticipate paying cash dividends on Harborside Common Stock for the foreseeable future and intends to retain all of its earnings to provide funds for the operation and expansion of the Company's business and to repay outstanding indebtedness. The Company's debt agreements contain, and the agreements related to the Merger Financings are expected to contain, certain covenants restricting the payment of dividends on, or repurchases of, Harborside Common Stock. The Company's ability to pay dividends may also be limited by the terms of current (and possibly future) lease and financing arrangements that restrict, among other things, the ability of the Company's subsidiaries to distribute funds to the Company.

                                  THE COMPANY

GENERAL OVERVIEW

  Harborside is a leading provider of high-quality long-term care and specialty medical services in the Eastern United States. The Company has focused on establishing strong local market positions with high-quality facilities in five principal regions: the Midwest (Ohio and Indiana), New England (Massachusetts and New Hampshire), the Northeast (Connecticut and Rhode Island), the Southeast (Florida) and the Mid-Atlantic (New Jersey and Maryland). As of June 30, 1998, the Company operated 49 long-term care facilities with 5,983 licensed beds. The Company provides a broad continuum of medical services including: (i) traditional skilled nursing care and (ii) specialty medical services, including a variety of subacute care programs such as orthopedic rehabilitation, CVA/stroke care, cardiac recovery, pulmonary rehabilitation and wound care, and distinct programs for the provision of care to Alzheimer's and hospice patients. As part of its subacute services, the Company provides physical, occupational and speech rehabilitation therapy services, both at Company-operated and non-affiliated facilities, through its wholly-owned subsidiary, Theracor.

  During 1997 and 1998, the Company acquired 16 skilled nursing facilities with a total of 1,989 beds (including six assisted living beds), an assisted living facility with 115 beds and a rehabilitation services company. In particular, the acquisitions in 1997 consisted of five skilled nursing facilities in Connecticut with a total of 684 beds, four skilled nursing facilities in Massachusetts with a total of 401 beds, two skilled nursing facilities in Ohio with a total of 226 beds (including six assisted living beds), an assisted living facility in Ohio with 115 beds, a rehabilitation services company and a skilled nursing facility in Maryland with 163 beds. In addition, in 1997 the Company entered into contracts to manage two skilled nursing facilities in Massachusetts with a total of 178 beds. In 1998, the Company acquired two skilled nursing facilities in Rhode Island with a total of 267 beds and two skilled nursing facilities in Ohio with a total of 248 beds.

  Harborside was formed in March 1996, in anticipation of the Offering, in order to combine under its control the operations of various long-term care facilities and ancillary businesses which had operated since 1988. The Company completed the Offering on June 14, 1996 and issued 3,600,000 shares of common stock at $11.75 per share. Immediately prior to the Offering the owners of the Predecessor Entities contributed their interests in such Predecessor Entities to the Company and received in return an aggregate of 4,400,000 shares of the Company's common stock.

POST-MERGER BUSINESS STRATEGY

  The Company intends to continue achieving growth in revenues, earnings and margins while providing high quality long-term care and medical services through the following business strategies:

  Selectively Acquire Additional Long-Term Care Facilities. The Company believes that it will continue to have numerous acquisition opportunities due primarily to the highly fragmented nature of the long-term care industry and the inability of smaller, less sophisticated operators to effectively treat higher acuity patients and adapt to the increasing complexity of the reimbursement and regulatory environment. The Company will continue to focus primarily on acquiring facilities in its existing regions where it has established strong market positions. The Company will also selectively evaluate new geographic markets possessing favorable demographic and regulatory environments where it can establish strong market positions. The Company believes that concentrating its long-term care facilities within selected geographic regions provides it with greater local market share and more effective relationships with patient referral sources, as well as the ability to achieve operational efficiencies through economies of scale, greater leverage of corporate overhead, more effective regional management and marketing efficiencies. The Company's acquisition strategy is particularly focused on states with CON programs or similar regulations limiting the supply of new licensed beds. Since the beginning of 1996, the Company has expanded its number of licensed beds by over 140% through the completion of eight acquisitions representing a total of 29 long-term care facilities with 3,512 licensed beds.

  Expand High Acuity Specialty Medical Services. The provision of high acuity specialty medical services allows the Company to better serve its patient referral sources along a broader continuum of care, and take advantage of the continued increased flow of high acuity patients from hospital settings. The provision of such services also typically generates higher revenues and profits per patient day than traditional skilled nursing care services. The Company expects to continue to expand the range of specialty medical services provided at both its existing and acquired facilities, with an emphasis on expanding the number of its specialized subacute programs. Within its specialized subacute programs, the Company will continue to design and implement clinical pathways and protocols for its high acuity services. The Company also plans to continue to develop additional specialty medical programs for patients with Alzheimer's disease and hospice units for patients with terminal illnesses.

  Expand Ancillary and Other Businesses. The Company intends to seek contracts for the provision of its physical, occupational and speech rehabilitation therapy services with additional non-affiliated facilities. The Company is also evaluating opportunities to acquire additional ancillary businesses (such as institutional pharmacy and infusion therapy) which would allow the Company to provide these ancillary services directly to patients at its facilities and which the Company believes would allow it to reduce its facility operating costs. Additionally, these ancillary services could be provided to non-affiliated facilities. The Company will also selectively evaluate opportunities to acquire assisted living facilities and home health agencies in markets where it operates facilities. The Company believes that these opportunities would allow it to provide a broader continuum of care while leveraging its existing general and administrative expenses.

  Continue to Achieve High Occupancy Rates and a Strong Quality Mix. The Company seeks to continue to achieve high occupancy rates primarily by continuing to develop new and existing patient referral sources, enhance its marketing programs and closely monitor census information and other patient data at the corporate, regional and facility levels. In addition, the Company seeks to continue to achieve a strong quality mix primarily by continuing to expand the breadth and improve the quality of its specialty medical services. An integral part of the Company's acquisition strategy has been to acquire high-quality facilities from smaller, less sophisticated operators whose facilities tend to offer lower acuity services than those offered by the Company, thereby initially diluting the Company's quality mix. The Company subsequently implements an expanded range of specialty medical services at these facilities which typically improves its quality mix. For the year ended December 31, 1997 and three months ended March 31, 1998, the Company's occupancy rate was 92.3% and 93.1%, respectively, and its quality mix was 60.0% and 59.0%, respectively.

  Implement Cost Control Initiatives in Response to Medicare Prospective Payment System. Beginning January 1, 1999, the Company will be reimbursed for services it provides to Medicare patients under the Medicare Prospective Payment System ("Medicare PPS"), which will be phased in over a period of four years. Medicare PPS will result in the Company being reimbursed under an acuity-based per diem rate system rather than under the current cost-based reimbursement system. The Company believes that implementing cost control initiatives will enable it to maximize its profitability under Medicare PPS. Accordingly the Company has identified and intends to implement, among other things, programs designed to reduce its costs of providing nursing and therapy services while maintaining quality and outcomes. The Company already has significant experience providing quality, cost-effective services under acuity-based prospective payment systems, as 54% of its existing licensed beds are located in states with acuity-based Medicaid systems.

PATIENT SERVICES

 TRADITIONAL SKILLED NURSING CARE

  Traditional skilled nursing care is typically provided to elderly patients in long-term care facilities to assist with the activities of daily living and to provide general medical care. The Company provides 24-hour skilled nursing care by registered nurses, licensed practical nurses and certified nursing aides in all of its facilities. Each facility is managed by an on-site licensed administrator who is responsible for the overall operation of the facility, including the quality of care provided. The medical needs of patients are supervised by a medical director, who is a licensed physician. Although treatment of patients is the responsibility of their own attending physicians, who are not employed by the Company, the medical director for the facility monitors all aspects of delivery of care. The Company also provides support services, including dietary services, therapeutic recreational activities, social services, housekeeping and laundry services, pharmaceutical and medical supplies and routine rehabilitation therapy.

  Each facility offers a number of individualized therapeutic activities designed to enhance the quality of life of its patients. These activities include entertainment events, musical productions, trips, arts and crafts and volunteer and other programs that encourage community interaction.

 SPECIALTY MEDICAL SERVICES

  Specialty medical services are those services provided to patients with medically complex needs, who generally require more extensive treatment and a higher level of skilled nursing care. These services typically generate higher revenues per patient day than traditional skilled nursing care as a result of increased levels of care and the provision of ancillary services.

  Subacute Care. Subacute care is goal-oriented, comprehensive care designed for an individual who has had an acute illness, injury, or exacerbation of a disease process. Subacute care is typically rendered immediately after, or instead of, acute hospitalization in order to treat one or more specific, active, complex medical conditions or in order to administer one or more technically complex treatments. The Company provides subacute care services at all but two of its existing facilities in such areas as complex medical care, cardiac recovery, digestive care, immuno-suppressed disease care, post-surgical recovery, wound care, CVA/stroke care, hemodialysis, infusion therapy, diabetes management and pain management.

  In facilities that have shown strong demand for subacute services, the Company has developed distinct subacute programs marketed under the name "COMprehensive Patient Active Subacute System" or "COMPASS." COMPASS programs are specially staffed and equipped for the delivery of subacute care. COMPASS patients typically range in age from late teens to the elderly, and typically require high levels of nursing care and the services of physicians, therapists, dietitians, clinical pharmacists, clinical psychologists or social workers. Certain patients may also require life support or monitoring equipment. Because patient goals are generally rehabilitation-oriented, lengths of stay for COMPASS programs are generally expected to be less than 30 days each.

  The Company has designed clinical pathways for these COMPASS programs in the areas of orthopedic rehabilitation, CVA/stroke recovery, cardiac recovery, pulmonary rehabilitation and wound care management. These clinical pathways are designed to achieve specified measurable outcomes in an efficient, cost-effective and patient-friendly manner. The Company's COMPASS programs and the clinical pathways used by these programs are designed to attract commercial insurance and managed care organizations, such as HMOs and PPOs. The Company has personnel dedicated to actively marketing its COMPASS programs to commercial insurers and managed care organizations. The Company will continue to develop additional clinical pathways based on market opportunities.

  Alzheimer's and Hospice Care. The Company has also developed distinct units that provide care for patients with Alzheimer's disease and hospice units for patients with terminal illnesses. As of December 31, 1997, the Company operated dedicated Alzheimer's units at eight facilities. The Company also operates distinct hospice units at three of its facilities, where it provides care to terminally ill patients and counseling to their families.

  REHABILITATION THERAPY SERVICES

  The Company currently provides in-house rehabilitation services, including physical, occupational and speech therapy, at most of the Company's facilities through the Company's wholly-owned subsidiary, Theracor. As of June 30, 1998, Theracor also had contracted to provide rehabilitation services to 53 non-affiliated facilities. The Company also seeks to offer its rehabilitation therapy services through Theracor at newly acquired facilities.

OPERATIONS

  Facility Operations. Each of the Company's facilities is supervised by a licensed facility administrator who is responsible for all aspects of the facility's operations. The facility administrator oversees (i) a director of nursing who supervises a staff of registered nurses, licensed practical nurses and certified nursing aides, (ii) a director of admissions who is responsible for developing local marketing strategies and programs and (iii) various other departmental supervisors. The Company also contracts with one or more licensed physicians at each facility to serve as medical directors for the purpose of supervising the medical management of patients. Facilities with subacute or specialty medical units or programs may also contract with physician specialists to serve as rehabilitation or specialty program medical directors in areas such as physiatry (physical medicine), neurology or gero-psychology. Facilities may also employ or contract for additional clinical staff such as case managers, therapists and program directors. Department supervisors at each of the Company's facilities oversee personnel who provide dietary, maintenance, laundry, housekeeping, therapy and social services. In addition, a business office staff at each facility routinely performs administrative functions, including billing, payroll and accounts payable processing. The Company's corporate and regional staff provide support services such as quality assurance, management training, clinical consultation and support, management information systems, risk management, human resource policies and procedures, operational support, accounting and reimbursement expertise.

  Regional Operations. The Company seeks to cluster its long-term care facilities and therapy services in selected geographic regions to establish a strong competitive position as well as to position the Company as a healthcare provider of choice to managed care and private payors in these markets. The Company's facilities currently serve five principal geographic regions: the Midwest (Ohio and Indiana), New England (Massachusetts and New Hampshire), Northeast (Connecticut and Rhode Island), the Southeast (Florida) and the Mid-Atlantic (New Jersey and Maryland). The Company maintains regional operating offices in Clearwater, Florida; Indianapolis, Indiana; Topsfield, Massachusetts; West Hartford, Connecticut; and Peterborough, New Hampshire. Each region is supervised by a regional director of operations who directs the efforts of a team of professional support staff in the areas of clinical services, marketing, bookkeeping, human resources and engineering. Other Company staff, who are principally based in Boston and the above-mentioned regions, provide support and assistance to all of the Company's facilities in the areas of subacute services, managed care contracting, reimbursement services, risk management, data processing and training. Financial control is maintained through financial and accounting policies established at the corporate level for use at each facility. The Company has standardized operating policies and procedures and continually monitors operating performance to assure consistency and quality of operations. Theracor maintains offices in Palm Harbor, Florida and Framingham, Massachusetts.

  Continuous Quality Improvement Program. The Company has developed a continuous quality improvement program which is designed to monitor, evaluate and improve the delivery of patient care. The program is supervised by the Company's Vice President of Professional Services and consists of the standardization of policies and procedures, routine site visits and assessments and a quality control system for patient care and physical plant compliance. Pursuant to its quality control system, the Company routinely collects information from patients, family members, referral sources, employees and state survey agencies which is then compiled, analyzed and distributed throughout the Company in order to monitor the quality of care and services provided.

  The Company's continuous quality improvement program is modeled after guidelines for long-term care and subacute care facilities promulgated by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"), a nationally recognized accreditation agency for hospitals and other healthcare organizations. The Company believes that JCAHO accreditation is an important factor in gaining provider contracts from managed care and commercial insurance companies. Accordingly, in late 1995 the Company began a program to seek accreditation from JCAHO for the Company's facilities. As of June 30, 1998, 63% of the Company's facilities had received accreditation, and of these 35% had received accreditation "with Commendation." The Company has scheduled accreditation reviews for an additional 16% of its facilities during the remainder of 1998 and intends to seek accreditation for substantially all of its remaining non-accredited facilities in the near future.

MARKETING

  The Company's marketing program is designed to attract patients who will have a favorable impact on the Company's profits and quality mix. The Company establishes monthly occupancy and revenue goals for each of its facilities and maintains marketing objectives to be met by each facility. The Company's Vice President of Marketing is principally responsible for the development and implementation of the Company's marketing program. Regional marketing directors provide routine support to the facility-based admissions directors through the development of facility-based marketing strategies, competitive assessments and routine visits.

  The Company uses a decentralized marketing approach in order to capitalize on each facility's strengths and reputation in the community it serves. Admissions staff at each facility are primarily responsible for marketing traditional skilled nursing care and developing semi-annual marketing plans in consultation with the Company's regional marketing and operations staff. Traditional skilled nursing care is marketed to area physicians, hospital discharge planning personnel, individual patients and their families and community referral sources. Facility personnel also market the Company's specialty medical services to these sources. Corporate and regional personnel who specialize in subacute care, managed care and reimbursement also assist in the marketing of specialty medical services.

  The Company believes that its occupancy rates and quality mix demonstrate the effectiveness of its marketing program. The Company's quality mix was 60.0% for the fiscal year ended December 31, 1997. The Company's average annual occupancy rates for the fiscal years ended December 31, 1995, 1996 and 1997 were 92.5%, 92.6% and 92.3%, respectively. In comparison, a study of approximately 1,500 nursing facilities conducted by the U.S. Department of Health and Human Services found that in 1995 nursing facilities operated at approximately 87% of capacity. Since June 1994, the Company has maintained a dedicated managed care marketing group, led by the Senior Vice President of Marketing and Managed Care, whose primary purpose is to solicit managed care and commercial insurance contracts. The Company's regional and corporate staff attend trade shows and events for managed care, commercial insurance companies and case managers in order to broaden the Company's overall presence and recognition with these groups.

SOURCES OF REVENUES

  The Company derives its net patient service revenues primarily from private pay sources, the federal Medicare program for certain elderly and disabled patients and state Medicaid programs for indigent patients. The Company's revenues are influenced by a number of factors, including: (i) the licensed bed capacity of its facilities; (ii) the occupancy rates of its facilities;
(iii) the payor mix of its facilities and the rates of reimbursement among payor categories (private and other, Medicare and Medicaid); and (iv) the extent to which subacute and other specialty medical and ancillary services are utilized by patients and paid for by the respective payment sources. The Company employs specialists to monitor reimbursement rules, policies and related developments in order to comply with all reporting requirements and to assist the Company in receiving reimbursements.

  The table set forth below identifies the percentage of the Company's total net revenues attributable to each of its payor sources for each of the periods indicated. The increase in Medicaid revenues as a percentage of total net revenues during the periods indicated has resulted primarily from the acquisition of new facilities with a higher percentage of their net revenues derived from the Medicaid program. An integral part of the Company's acquisition strategy has been to acquire high-quality facilities from smaller, less sophisticated operators whose facilities tend to offer lower acuity services than those offered by the Company, thereby initially diluting the Company's quality mix. The Company subsequently implements an expanded range of specialty medical services at these facilities which typically leads to an improved quality mix. The Company believes that, over time, its facilities have experienced stable to increasing percentages of revenues derived from payor sources other than Medicaid following their acquisition by the Company.

                            TOTAL NET REVENUES (1)

                                                           THREE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,         MARCH 31,
                                -------------------------  ------------------
                                  1995     1996     1997      1997       1998
                                -------  -------  -------  ---------  ---------
   Private and other...........    35.1%    35.5%    34.1%      33.8%      32.4%
   Medicare....................    31.7     26.3     25.9       29.0       26.6
   Medicaid....................    33.2     38.2     40.0       37.2       41.0
                                -------  -------  -------  ---------  ---------
     Total.....................   100.0%   100.0%   100.0%     100.0%     100.0%
                                =======  =======  =======  =========  =========

--------
(1) Total net revenues exclude net revenues of the Larkin Chase Center which is owned by Bowie Center Limited Partnership ("Bowie L.P.") The Company owns a 75% partnership interest in Bowie L.P. but records its investment in Bowie L.P. using the equity method. See Note D to the Company's consolidated financial statements included elsewhere in this Offering Memorandum.

  Private and Other. Private and other net revenues include payments from individuals who pay directly for services without governmental assistance and payments from commercial insurers, HMOs, PPOs, Blue Cross organizations, workers' compensation programs, hospice programs and other similar payment sources. The Company's rates for private pay patients are typically higher than rates for patients eligible for assistance under state Medicaid programs. The Company's private pay rates vary from facility to facility and are influenced primarily by the rates charged by other providers in the local market and by the Company's ability to distinguish its services from those provided by its competitors. Although private pay rates are generally established on a facility-specific fee schedule, rates charged for individual cases may vary widely because, in the case of managed care, they are either negotiated on a case-by-case basis with the payor or are fixed by contract. Rates charged to private pay patients are not subject to regulatory control in any of the states in which the Company operates.

  Medicare. All but two of the Company's facilities are certified Medicare providers. The Company does not expect to seek Medicare certification for these two uncertified facilities because all of the patients currently at these facilities are private pay patients. Medicare is a federally funded and administered health insurance program primarily designed for individuals who are age 65 or over and are entitled to receive Social Security benefits. The Medicare program consists of two parts. The first part, Part A, covers inpatient hospital services and certain services furnished by other institutional healthcare providers, such as long-term care facilities. The second part, Part B, covers the services of doctors, suppliers of medical items and services and various types of outpatient services. Part B services include physical, speech and occupational therapy and durable medical equipment and other ancillary services of the type provided by long-term care or acute care facilities. Part A coverage, as applied to services delivered in a long-term care facility, is limited to skilled nursing and rehabilitative care related to a recent hospitalization and is limited to a specified term (generally 100 days per calendar year), requires beneficiaries to share some of the cost of covered services through the payment of a deductible and a co-insurance payment and requires beneficiaries to meet certain qualifying criteria. There are no limits on duration of coverage for Part B services, but there is a co-insurance requirement for most services covered by Part B.

  The method used in determining Medicare reimbursement for rehabilitation therapy services furnished in the Company's facilities currently depends on the type of therapy provided. The Medicare program currently applies salary equivalency guidelines to determine the reasonable cost of physical therapy services and respiratory therapy services provided on a contract basis, which is the cost that would be incurred if the therapist were employed at the facility, plus an amount designed to compensate the provider for certain general and administrative overhead costs. With respect to occupational therapy and speech language pathology, Medicare currently provides reimbursement for services on a reasonable cost basis, subject to the so-called "prudent buyer" rule for evaluating the reasonableness of the costs. During the first quarter of 1998, the Health Care Financing Administration ("HCFA") proposed rules which would establish new guidelines for reimbursement for rehabilitation therapy services provided at skilled nursing facilities. These new guidelines would revise the existing salary equivalency rules for physical and respiratory therapies and extend the salary equivalency methodology to speech and occupational therapy services as well. The Company does not believe that the proposed rules will have a material adverse effect on its operations. Further, the salary equivalency guidelines will not apply to skilled nursing facilities when the provisions of the BBA become effective. See "--Governmental Regulation."

  Under the Medicare Part A program, the Company is reimbursed under the existing cost-based reimbursement system for its allowable direct costs (which consist of routine, ancillary and capital expenses) plus an allocation of allowable indirect costs. The total of routine costs and the respective allocated overhead is subject to a regional routine cost limit. As the Company expands its subacute care and other specialty medical services, the costs of care for these patients have exceeded and are expected to continue to exceed the regional reimbursement routine cost limits. In order to recover these costs, the Company is required to submit routine cost limit exception requests to recover the excess costs from the Medicare program. There can be no assurance that the Company will be able to recover such excess costs under any pending or future requests. The failure to recover these excess costs in the future could materially adversely affect the Company. Under current regulations, new long-term care facilities are, in certain limited circumstances, able to apply for a three year exemption from routine cost limits. The Company has applied for, been denied and is now appealing such exemptions for two of its facilities. Unless and until such exemptions are granted, these facilities can only recover excess costs through routine cost limit exception requests. The BBA substantially amends the current Medicare reimbursement methodology and eliminates the process of applying for and receiving routine cost limit exceptions and exemptions.

  The BBA was enacted in August 1997 and significantly amends the reimbursement methodology of the Medicare program. In addition to offering new Medicare health plan options and increasing the penalties related to healthcare fraud and abuse, the BBA provides for a prospective payment system for skilled nursing facilities to be implemented for cost report periods beginning on or after July 1, 1998. The BBA also mandates a 10% reduction in Part B therapy costs for the period January 1, 1998 through July 1, 1998. Subsequent to July 1, 1998, skilled nursing facilities will be reimbursed for Part B therapy services which will be determined through fee schedules established by HCFA. The BBA further limits reimbursement for Part B therapy services by establishing annual limitations on Part B therapy charges per beneficiary.

  Since the Medicare prospective payment system will be all inclusive, the BBA requires skilled nursing facilities to institute "consolidated billing" for a variety of services and supplies. Under consolidated billing, the skilled nursing facility must submit all Medicare claims for all the services and supplies that its residents receive (both Part A and Part B), with the exception of mainly physicians' services. Payments for these services and supplies billed on a consolidated basis will be made directly to the skilled nursing facility, whether or not the services are provided directly by the skilled nursing facility or by others under a contractual arrangement. Among the services and goods which the skilled nursing facility will be responsible for billing are: physical therapy, occupational therapy, speech therapy, laboratory services, diagnostic x-rays, medical supplies, surgical dressings, prosthetic devices/ostomy, colostomy, enteral/parenteral nutrition, orthotics, limbs, etc., EKGs, vaccines, certain ambulance services and psychological services by a social worker. Examples of Part B services and goods which will not be billed by skilled nursing facilities are physicians' services, physician assistants under physician supervision, nurse practitioners, certified nurse-midwives, qualified psychologists, certified registered nurses, anesthetists, home dialysis supplies and equipment, self-care home dialysis support services and institutional dialysis services and supplies, erythropoietin for certain dialysis patients, hospice care related to a beneficiary's terminal illness, an ambulance trip to the skilled nursing facility from the initial admission or from the skilled nursing facility following a final discharge and transportation costs of electrocardiogram equipment (for 1998 only).

  In mid-April, 1998, HCFA issued a Program Memorandum to Medicare Intermediaries and Carriers with detailed instructions concerning consolidated billing. Under the Program Memorandum, skilled nursing facilities have the option of utilizing a transition period from July 1, 1998 through December 31, 1998 in cases where the skilled nursing facility will not have the systems and billing capability to submit claims to the intermediary for services and supplies rendered on or after July 1, 1998. Intermediaries are to use this transition period to educate providers regarding these new requirements through December 31, 1998. For those skilled nursing facilities utilizing the transition period, all claims for all services and supplies rendered on or after January 1, 1999 must be billed to the intermediary. There will be no extension of the transition period beyond January 1, 1999.

  Regulations regarding Medicare PPS were published on May 12, 1998. The regulations include (i) the unadjusted federal per diem rates to be applied to days of covered skilled nursing facility services furnished during the fiscal year, (ii) the case mix classification system to be applied with respect to such services during the fiscal year and (iii) the factors to be applied in making area wage adjustments with respect to such services. The regulations also contain provisions for skilled nursing facility consolidated billing of Medicare Part A and certain services and items furnished to residents of the skilled nursing facility under Part B. (See the discussion below under "-- Government Regulation" for more information about the prospective payment system for skilled nursing facilities.) As the regulations were published recently, the Company has not been able to fully assess and quantify the potential impact of the regulations on the Company's consolidated financial position, results of operations or liquidity. Based on a preliminary assessment, the Company believes that the new regulations will result in a reduction of the Company's average Medicare per diem reimbursement rate, which the Company expects to be able to substantially offset primarily through reductions in facility operating costs. However, no assurance can be given that the Company will be able to reduce such costs. See "THE COMPANY--Post-Merger Business Strategy."

  Medicaid. The Medicaid program includes the various state-administered reimbursement programs for indigent patients created by federal law. Although Medicaid programs vary from state to state, they are partially subsidized by federal funds, provided that the state has submitted an acceptable state plan for medical assistance. Although reimbursement rates are determined by the state, the federal government retains the right to approve or disapprove individual state plans. For Medicaid recipients, providers must accept reimbursement from Medicaid as payment in full for the services rendered, because the provider may not bill the patient for more than the amount of the allowable Medicaid payment. All but two of the Company's facilities participate in the Medicaid program of the states in which they are located. These two non-participating facilities are currently occupied solely by private pay patients.

  Under the Boren Amendment, a federal Medicaid statute, and related regulations, state Medicaid programs were required to provide reimbursement rates that were reasonable and adequate to cover the costs that would be incurred by efficiently and economically operated facilities while providing services in conformity with state and federal laws, regulations and quality and safety standards. Furthermore, payments were required to be sufficient to enlist enough providers so that services under a state's Medicaid plan were available to recipients at least to the extent that those services are available to the general population. In the past, several states' healthcare provider organizations and providers have initiated litigation challenging the Medicaid reimbursement methodologies employed in such states, asserting that reimbursement payments are not adequate to reimburse an efficiently operated facility for the costs of providing Medicaid covered services. The BBA repealed the Boren Amendment effective October 1, 1997 and allows the states to develop their own standards for determining Medicaid payment rates. The BBA provides certain procedural restrictions on the states' ability to amend state Medicaid programs by requiring that the states use a public process to establish payment methodologies including a public comment and review process. The repeal of the Boren Amendment provides states with greater flexibility to amend individual state programs and potentially reduce state Medicaid payments to skilled nursing facilities.

  The Medicaid programs in the states in which the Company operates pay a per diem rate for providing services to Medicaid patients based on the facility's reasonable allowable costs incurred in providing services, subject to cost ceilings applicable to patient care, other operating and capital costs. Some state Medicaid programs in states in which the Company currently operates currently include incentive allowances for providers whose costs are less than certain ceilings and who meet other requirements.

  There are generally two types of Medicaid reimbursement rates: retrospective and prospective, although many states have adopted plans that have both retrospective and prospective features. A retrospective rate is determined after completion of a cost report by the service provider and is designed to reimburse expenses. Typically, an interim rate, based upon historical cost factors and inflation is paid by the state during the cost reporting period and a cost settlement is made following an audit of the filed cost report. Such adjustments may result in additional payments being made to the Company or in recoupments from the Company, depending on actual performance and the limitations within an individual state plan.

  The more prevalent type of Medicaid reimbursement rate is the prospective rate. Under a prospective plan, the state sets its rate of payment for the period before services are rendered. Actual costs incurred by operators during a period are used by the state to establish the prospective rate for subsequent periods. The provider must accept the prospective rate as payment in full for all services rendered. Although there is usually no settlement based upon actual costs incurred subsequent to the cost report filing, subsequent audits may provide a basis for the state program to retroactively recoup monies.

  To date, adjustments from Medicaid audits have not had a material adverse effect on the Company. Although there can be no assurance that future adjustments will not have a material adverse effect on the Company, the Company believes that it has properly applied the various payment formulas and that it is not likely that audit adjustments would have a material adverse effect on the Company.

  Therapy Services to Non-Affiliates. The Company generates revenues through its rehabilitation therapy business by providing rehabilitation therapy services to patients at non-affiliated long-term care facilities. In general, payments for these services are received directly from the non-affiliated long-term care facilities, which in turn are reimbursed by the Medicare program or other payors. The revenues that the Company derives for these services are typically subject to adjustment in the event the facility is denied reimbursement by the Medicare program or any other applicable payor on the basis that the services provided by the Company were not medically necessary.

MANAGEMENT INFORMATION SYSTEMS

  With the exception of the Connecticut Facilities, which were acquired by the Company in December 1997, all of the Company's facilities are supported by a centralized, integrated financial reporting system which processes financial transactions and which enables Company personnel to monitor and respond on a timely basis to key operating and financial data and budget variances. The Company expects all newly acquired facilities to utilize the centralized financial reporting system beginning with, or shortly after, their date of acquisition. Additionally, the Company utilizes a payroll processing service company to process payroll for all of its facilities with the exception of the recently acquired Connecticut Facilities. The Company intends to convert the Connecticut Facilities to the Company's standard financial reporting and payroll systems during 1998. The Company's financial reporting and payroll systems are Year 2000 compliant.

  The Company's facilities utilize various clinical information and patient billing software packages, some of which are not Year 2000 compliant. The Company is in the process of evaluating several clinical information software products, including one which is being installed in 13 of its facilities, with the expectation that it will identify a Year 2000 compliant standard clinical information and patient billing system which will be implemented at each of the Company's facilities. The Company currently estimates that it will complete the selection of the standard clinical information and patient billing software during 1998 and finalize the conversion of its existing systems to the new platform during 1999. Although the conversion of the clinical information and patient billing systems is in some cases driven by the need for all of its systems to be Year 2000 compliant, the Company believes that the implementation of the Company-wide standard clinical information and patient billing system will offer significant advantages by facilitating the adherence to Company billing standards and by providing a consolidated database from which it can extract valuable clinical information. There can be no assurance that the Company will be able to complete this conversion in a timely manner. See "RISK FACTORS--Impact of Year 2000 Issue."

GOVERNMENTAL REGULATION

  The federal government and all states in which the Company operates regulate various aspects of the Company's business. In addition to the regulation of payment rates by governmental payor sources, the development and operation of long-term care facilities and the provision of long-term care services are subject to federal, state and local licensure and certification laws which regulate with respect to a facility, among other matters, the number of beds, the services provided, the distribution of pharmaceuticals, equipment, staffing requirements, patients' rights, operating policies and procedures, fire prevention measures, environmental matters and compliance with building and safety codes. There can be no assurance that federal, state or local governmental regulations will not change or be subjected to new interpretations that impose additional restrictions which might adversely affect the Company's business.

  All of the facilities operated by the Company are licensed under applicable state laws and possess the required CONs from responsible state authorities. As previously noted, all but two of the Company's facilities are certified or approved as providers under the Medicaid and Medicare programs. Both the initial and continuing qualification of a long-term care facility to participate in such programs depend upon many factors, including accommodations, equipment, services, non-discrimination policies against indigent patients, patient care, quality of life, patients' rights, safety, personnel, physical environment and adequacy of policies, procedures and controls. Licensing, certification and other applicable standards vary from jurisdiction to jurisdiction and are revised periodically. State agencies survey or inspect all long-term care facilities on a regular basis to determine whether such facilities are in compliance with the requirements for participation in government-sponsored third-party payor programs. In some cases, or upon repeat violations, the reviewing agency has the authority to take various adverse actions against a facility, including the imposition of fines, temporary suspension of admission of new patients to the facility, suspension or decertification from participation in the state Medicaid program or the Medicare program, offset of amounts due against future billings to the Medicare or Medicaid programs, denial of payments under the state Medicaid program for new admissions, reduction of payments, restrictions on the ability to acquire new facilities and, in extreme circumstances, revocation of a facility's license or closure of a facility.

  The Company believes that its facilities are in substantial compliance with all statutes, regulations, standards and requirements applicable to its business, including applicable Medicaid and Medicare regulatory requirements. However, in the ordinary course of its business, the Company from time to time receives notices of deficiencies for failure to comply with various regulatory requirements. In most cases, the Company and the reviewing agency will agree upon corrective measures to be taken to bring the facility into compliance. Although the Company has been subject to some fines, statements of deficiency and other corrective actions have not had a material adverse effect on the Company. There can be no assurance that future agency inspections and the actions taken by the reviewing agency based upon such inspections will not have a material adverse effect on the Company.

  Certificates of Need. All but one of the states in which the Company operates have adopted CON or similar laws that generally require that a state agency determine that a need exists prior to the construction of new facilities, the addition or reduction of licensed beds or services, the implementation of other changes, the incurrence of certain capital expenditures, the approval of certain acquisitions and changes in ownership or, in certain states, the closure of a facility. Indiana's CON program expired as of June 30, 1998. State CON approval is generally issued for a specific project or number of beds, specifies a maximum expenditure, is sometimes subject to an inflation adjustment, and requires implementation of the proposal within a specified period of time. Failure to obtain the necessary state approval can result in the inability of the facility to provide the service, operate the facility or complete the acquisition, addition or other change and can also result in adverse reimbursement action or the imposition of sanctions or other adverse action on the facility's license.

  Medicare and Medicaid. The BBA was enacted in August 1997 and significantly amends the reimbursement methodology of the Medicare program. In addition to offering new Medicare health plan options and increasing the penalties related to healthcare fraud and abuse, the BBA provides for a prospective payment system for skilled nursing facilities to be implemented for cost report periods beginning on or after July 1, 1998.

The BBA also mandates a 10% reduction in Part B therapy costs for the period January 1, 1998 through July 1, 1998. Subsequent to July 1, 1998, skilled nursing facilities will be reimbursed for Part B therapy services through fee schedules established by HCFA. The BBA also requires uniform coding specified by HCFA for skilled nursing facility Part B bills. The BBA further limits reimbursement for Part B therapy services by establishing annual limitations on Part B therapy charges per beneficiary.

  The BBA also requires skilled nursing facilities to institute "consolidated billing" for a variety of services and supplies. Under consolidated billing, the skilled nursing facility must submit all Medicare claims for all the services and supplies that its residents receive (both Part A and Part B services), with the exception of mainly physicians' services. Payments for these services and supplies billed on a consolidated basis will be made directly to the skilled nursing facility, whether or not the services were provided directly by the skilled nursing facility or by others under a contractual arrangement. The skilled nursing facility will be responsible for paying the provider of the services or the supplier. The payment to the skilled nursing facility for these services and supplies will be based upon the amounts allowable to the skilled nursing facility based on the Medicare PPS law and regulations.

  Medicare PPS will be phased in over a period of four years, beginning with skilled nursing facility cost reporting periods ending on or after July 1, 1998. "New facilities," which first received Medicare payments on or after October 1, 1995, move to the federal per diem rate effective with the cost report periods beginning on or after July 1, 1998 and do not have a transitional period. All other facilities will be "phased-in" by a formula effective with the cost report period beginning on or after July 1, 1998 and through which Medicare PPS will blend together facility-specific rates and federal industry per diems according to the following schedule: Year One--75% facility-specific, 25% federal per diem; Year Two--50% each; Year Three--25% facility-specific, 75% federal per diem; Year Four--100% federal per diem. As a result of Medicare PPS being effective for cost reports beginning on or after July 1, 1998, Medicare PPS will not directly impact the Company's Medicare reimbursement until the fiscal year beginning January 1, 1999. When fully implemented, Medicare PPS will result in each skilled nursing facility being reimbursed on a per diem rate basis with acuity-based per diem rates being established as applicable to all Medicare Part A beneficiaries who are residents of the skilled nursing facility. The per diem rates will be all-inclusive rates through which the skilled nursing facility is reimbursed for its routine, ancillary and capital costs. During the transition period, the per diem rates for each facility will consist of a blending of facility-specific costs and federal per diem rates. The unadjusted federal per diem rates to be applied to days of covered skilled nursing facility services furnished during the first year, the case mix classification system to be applied with respect to such services, and the factors to be applied in making area wage adjustments with respect to such services, are included in the Medicare PPS regulations.The federal Medicare PPS rates were developed by HCFA based on a blend of allowable costs from hospital-based and freestanding skilled nursing facility cost reports for reporting periods beginning in Federal Fiscal Year 1995 (i.e., October 1, 1994--September 30, 1995). The data used in developing the federal rates incorporate an estimate of the amounts payable under Part B for covered skilled nursing facility services furnished during Federal Fiscal Year 1995 to individuals who were residents of a facility and receiving Part A covered services. HCFA updated costs to the first year of Medicare PPS using a skilled nursing facility market basket index standardized for facility differences in case-mix and for geographic variations in wages. Providers that received "new provider" exemptions from the routine cost limits were excluded from the database used to compute the federal payment rates. In addition, costs related to payments for exceptions to the routine cost limits are excluded from the database used to compute the federal payment rates. The facility-specific portion will be based on each facility's Medicare cost report for cost reporting periods beginning in Federal Fiscal Year 1995, including routine cost limit exception and exemption payments up to 150% of the routine cost limit, the allowable costs to be updated under Medicare PPS for the skilled nursing facility market basket minus 1% through 1999 and the full skilled nursing facility market basket after 1999. A variety of other adjustments will be made in developing the Medicare PPS rates pursuant to the BBA and the regulations. As noted, except in the case of "new facilities," in the first year of the transition to Medicare PPS, the per diem rates will consist of a blend of 25% federal per diem rates and 75% facility-specific costs. Thereafter, the facility-specific cost portion will decrease by 25% per year until in the fourth year, the rate will be 100% federal per diem rates. "New facilities" will be on 100% federal per diem rates for cost reporting periods beginning on or after July 1, 1998.

  Details of the Medicare PPS, including the unadjusted federal per diem rates, were published in the Federal Register on May 12, 1998. As the regulations were published recently, the Company has not been able to fully assess and quantify the potential impact of the regulations on the Company's consolidated financial position, results of operations or liquidity. Based on a preliminary assessment, the Company believes that the new regulations will result in a reduction of the Company's average Medicare per diem reimbursement rate, which the Company expects to be able to substantially offset primarily through reductions in facility operating costs. However, no assurance can be given that the Company will be able to reduce such costs.

  Fee Splitting and Referrals. The Company is also subject to federal and state laws that govern financial and other arrangements between healthcare providers. Federal laws, as well as the laws of certain states, prohibit direct or indirect payments or fee splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. A wide array of relationships and arrangements, including ownership interests in a company by persons in a position to refer patients and personal service agreements have, under certain circumstances, been alleged to violate these provisions. Certain discount arrangements may also violate these laws. Because of the broad reach of these laws, the federal government has published certain "safe harbors," which set forth the requirements under which certain relationships will not be considered to violate such laws. A violation of the federal anti-kickback law could result in the loss of eligibility to participate in Medicare or Medicaid, or in criminal penalties. Violation of state anti-kickback laws could lead to loss of licensure, significant fines and other penalties.

  Various federal and state laws regulate the relationship between healthcare providers and physicians, including employment or service contracts and investment relationships. These laws include the broadly worded fraud and abuse provisions of the Medicaid and Medicare statutes, which prohibit various transactions involving Medicaid or Medicare covered patients or services. In particular, the Omnibus Budget Reconciliation Act of 1993 ("OBRA 93") contains provisions which greatly expand the federal prohibition on physician referrals to entities with which they have a financial relationship. Effective January 1, 1995, OBRA 93 prohibits any physician with a financial relationship (defined as a direct or indirect ownership or investment interest or compensation arrangement) with an entity from making a referral for "designated health services" to that entity and prohibits that entity from billing for such services. "Designated health services" do not include skilled nursing services but do include many services which long-term care facilities provide to their patients, including physical therapy, occupational therapy, infusion therapy and enteral and parenteral nutrition. Various exceptions to the application of this law exist, including one which protects the payment of fair market compensation for the provision of personal services, so long as various requirements are met. Violations of these provisions may result in civil or criminal penalties for individuals or entities and/or exclusion from participation in the Medicaid and Medicare programs. Various state laws contain analogous provisions, exceptions and penalties. The Company believes that in the past it has been, and in the future it will be, able to arrange its business relationships so as to comply with these provisions.

  Each of the Company's long-term care facilities has at least one medical director that is a licensed physician. The medical directors may from time to time refer their patients to the Company's facilities in their independent professional judgment. The physician anti-referral restrictions and prohibitions could, among other things, require the Company to modify its contractual arrangements with its medical directors or prohibit its medical directors from referring patients to the Company. From time to time, the Company has sought guidance as to the interpretation of these laws. However, there can be no assurance that such laws will ultimately be interpreted in a manner consistent with the practices of the Company.

  Potential Healthcare Reform. In addition to extensive existing governmental healthcare regulation, there are numerous legislative and executive initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. Aspects of certain of these proposals, such as reductions in funding of the Medicare and Medicaid programs, interim measures to contain healthcare costs such as a short-term freeze on prices charged by healthcare providers or changes in the administration of Medicaid at the state level, could materially adversely affect the Company. Additionally, the BBA repealed the Boren Amendment effective October 1, 1997 and allows the states to develop their own standards for determining Medicaid payment rates. The BBA provides certain procedural restrictions on the states' ability to amend state Medicaid programs by requiring that the states use a public process to establish payment methodologies including a public comment and review process. The repeal of the Boren Amendment provides states with greater flexibility to amend individual state programs and potentially reduce state Medicaid payments to skilled nursing facilities. There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have an adverse effect on the Company.

COMPETITION

  The long-term care industry is highly competitive. The Company competes with other providers of long-term care on the basis of the scope and quality of services offered, the rate of positive medical outcomes, cost-effectiveness and the reputation and appearance of its long-term care facilities. The Company also competes in recruiting qualified healthcare personnel, in acquiring and developing additional facilities and in obtaining CONs. The Company's current and potential competitors include national, regional and local long-term care providers, some of whom have substantially greater financial and other resources and may be more established in their communities than the Company. The Company also faces competition from assisted living facility operators as well as providers of home healthcare. In addition, certain competitors are operated by not-for-profit organizations and similar businesses which can finance capital expenditures and acquisitions on a tax-exempt basis or receive charitable contributions unavailable to the Company. In general, consolidation in the long-term care industry has resulted in the Company being faced with larger competitors, many of whom have significant financial and other resources. The Company expects that this continuing consolidation may increase the competition for the acquisition of long-term care facilities.

  The Company believes that state regulations which require a CON before a new long-term care facility can be constructed or additional licensed beds can be added to existing facilities reduce the possibility of overbuilding and promote higher utilization of existing facilities. CON legislation is currently in place in all states in which the Company operates or expects to operate with the exception of Indiana which terminated its CON program as of June 30, 1998. Several of the states in which the Company operates have imposed moratoriums on the issuance of CONs for new skilled nursing facility beds. Connecticut has imposed a moratorium on the addition of any new skilled nursing facility beds, including chronic and convalescent nursing facility beds and rest home beds with nursing supervision, until the year 2002. Massachusetts has imposed a moratorium on the addition of any new skilled nursing facility beds until the year 2000, except that an existing facility can add up to 12 beds without being subject to CON review. New Hampshire has imposed a moratorium on the addition of any new beds to skilled nursing facilities, intermediate care homes and rehabilitation homes until December 31, 1998. Legislation has been introduced in New Hampshire to extend this moratorium until the year 2001, or in the alternative until the year 2003. Ohio has imposed a moratorium until the year 1999 on the addition of any new skilled nursing facility beds. Rhode Island has imposed a moratorium on the issuance of any new initial licenses for skilled nursing facilities and on the increase in the licensed bed capacity of any existing licensed skilled nursing facility until July 1, 1999, except that an existing facility may increase its licensed bed capacity to the greater of 10 beds or 10% of the facility's licensed bed capacity. The other states in which the Company conducts business do not currently have a moratorium on new skilled nursing facility beds in effect, but New Jersey only accepts applications for a CON when the state CON agency issues a call for additional long-term care beds. There is presently no such call for additional beds. A relaxation of CON requirements could lead to an increase in competition. In addition, as cost containment measures have reduced occupancy rates at acute care hospitals, a number of these hospitals have converted portions of their facilities into subacute units. In the states in which the Company currently operates, these conversions are subject to state CON regulations. The Company believes that the application of the new Medicare PPS rules will make such conversions less desirable. New Jersey recently enacted legislation permitting acute care hospitals to offer subacute care services under their existing hospital licenses, subject to first obtaining CON approval pursuant to an expedited CON review process. Ohio has imposed a moratorium on the conversion of acute care hospital beds into long-term care beds through June 30, 1999. See "THE COMPANY--Government Regulation."

EMPLOYEES

  As of May 31, 1998, the Company employed approximately 9,000 facility-based personnel on a full- and part-time basis. The Company's corporate and regional staff consisted of approximately 100 persons as of such date. Approximately 450 employees at five of the Company's facilities are covered by collective bargaining agreements. The Company believes that it maintains good relationships with its employees and the unions that represent certain of its employees.

  The Company believes that the attraction and retention of dedicated, skilled and experienced nursing and other professional staff has been and will continue to be a critical factor in the successful growth of the Company. The Company believes that its wage rates and benefit packages for nursing and other professional staff are commensurate with market rates and practices.

  The Company competes with other healthcare providers in attracting and retaining qualified or skilled personnel. The long-term care industry in general, and the Company in particular, have, at times, experienced shortages of qualified personnel. In addition, the long-term care industry typically experiences high turnover of less skilled employees. A shortage of nurses or other trained personnel or general economic inflationary pressures may require the Company to enhance its wage and benefits package in order to compete with other employers. There can be no assurance that the Company's labor costs will not increase or, if they do, that they can be matched by corresponding increases in reimbursement. Failure by the Company to attract and retain qualified employees, to control its labor costs or to match increases in its labor expenses with corresponding increases in revenues could have a material adverse effect on the Company. See "RISK FACTORS--Staffing and Labor Costs."

INSURANCE

  The Company carries general liability, professional liability, comprehensive property damage and other insurance coverages that management considers adequate for the protection of its assets and operations based on the nature and risks of its business, historical experience and industry standards. There can be no assurance, however, that the coverage limits of such policies will be adequate or that insurance will continue to be available to the Company on commercially reasonable terms in the future. A successful claim against the Company not covered by, or in excess of, its insurance coverage could have a material adverse effect on the Company. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect on the Company's business and reputation, may lead to increased insurance premiums and may require the Company's management to devote time and attention to matters unrelated to the Company's business. The Company is self-insured (subject to contributions by covered employees) with respect to most of the healthcare benefits and workers' compensation benefits available to its employees. The Company believes that it has adequate resources to cover any self-insured claims and the Company maintains excess liability coverage to protect it against unusual claims in these areas. However, there can be no assurance that the Company will continue to have such resources available to it or that substantial claims will not be made against the Company.

PROPERTIES

  The following table summarizes certain information regarding the Company's existing facilities. For a description of the lease and other financing arrangements regarding the Company's facilities, see Notes D, H, I and J of the notes to the audited consolidated financial statements of the Company included elsewhere in this Proxy Statement/Prospectus. The following table also summarizes certain information regarding facilities in Attleboro and Newton Upper Falls, Massachusetts that are managed by the Company. The average occupancy rate for the Company's facilities during the years ended 1995, 1996 and 1997 was 92.5%, 92.6% and 92.3%, respectively. See Note 6 to the selected consolidated financial and operating data of the Company set forth under the caption "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA" appearing elsewhere in this Proxy Statement/Prospectus.

                             SUMMARY OF FACILITIES

                                                   OWNED/   PURCHASE
                                            YEAR   LEASED/   OPTION  LICENSED
LICENSED FACILITY      LOCATION           ACQUIRED MANAGED  PRICE(1)   BEDS
-----------------      --------           -------- -------  -------- --------
MIDWEST REGION
OHIO
  Beachwood            Beachwood            1996   Owned(2)   Fixed     274
  Broadview Heights    Broadview Heights    1996   Owned(2)   Fixed     159
  Dayton               Dayton               1997   Owned        --      100
  Defiance             Defiance             1993   Leased     Fixed     100
  Laurelwood           Dayton               1997   Owned        --      115(3)
  New Lebanon          New Lebanon          1997   Owned        --      126(3)
  Northwestern Ohio    Bryan                1993   Leased     Fixed     189
  Perrysburg           Perrysburg           1990   Owned        --      100
  Point Place          Toledo               1998   Owned        --       98
  Swanton              Swanton              1995   Leased    Market     100
  Sylvania             Sylvania             1998   Owned        --      150
  Troy                 Troy                 1989   Leased    Market     195
  Westlake I           Westlake             1996   Owned(2)   Fixed     153
  Westlake II          Westlake             1996   Owned(2)   Fixed     106
INDIANA
  Decatur              Indianapolis         1988   Owned        --       88
  Indianapolis         Indianapolis         1988   Leased    Market     104
  New Haven            New Haven            1990   Leased    Market     120
  Terre Haute          Terre Haute          1990   Owned        --      120
                                                                      -----
                                                                      2,397
                                                                      -----
NEW ENGLAND REGION
NEW HAMPSHIRE
  Applewood            Winchester           1996   Leased    Market      70
  Crestwood            Milford              1996   Leased    Market      82
  Milford              Milford              1996   Leased    Market      52
  Northwood            Bedford              1996   Leased    Market     147
  Pheasant Wood        Peterborough         1996   Leased    Market      99
  Westwood             Keene                1996   Leased    Market      87
MASSACHUSETTS
  Amesbury             Amesbury             1997   Leased    Market     120
  Bristol Nursing Home Attleboro            1997   Managed      --       72
  Cedar Glen           Danvers              1997   Leased    Market     100
  Danvers--Twin Oaks   Danvers              1997   Leased    Market     101
  North Shore          Saugus               1997   Leased    Market      80
  The Stone Institute  Newton Upper Falls   1997   Managed      --      106
                                                                      -----
                                                                      1,116
                                                                      -----
NORTHEAST REGION
CONNECTICUT
  Arden House          Hamden               1997   Leased     Fixed     360
  Governor's House     Simsbury             1997   Leased     Fixed      73
  Madison House        Madison              1997   Leased     Fixed      90
  The Reservoir        West Hartford        1997   Leased     Fixed      75
  Willows              Woodbridge           1997   Leased     Fixed      86
RHODE ISLAND
  Greenwood            Warwick              1998   Owned        --      136
  Pawtuxet Village     Warwick              1998   Owned        --      131
                                                                      -----
                                                                        951
                                                                      -----

                                               OWNED/   PURCHASE
                                        YEAR   LEASED/   OPTION
LICENSED FACILITY     LOCATION        ACQUIRED MANAGED  PRICE(1) BEDS
-----------------     --------        -------- -------  -------- -----
SOUTHEAST REGION
FLORIDA
  Brevard             Rockledge         1994   Leased    Market    100
  Clearwater          Clearwater        1990   Owned        --     120
  Gulf Coast          New Port Richey   1990   Owned        --     120
  Naples              Naples            1989   Leased    Market    120
  Ocala               Ocala             1990   Owned        --     120(4)
  Palm Harbor         Palm Harbor       1990   Owned        --     120
  Pinebrook           Venice            1989   Leased    Market    120
  Sarasota            Sarasota          1990   Leased    Market    120
  Tampa Bay           Oldsmar           1990   Owned        --     120
                                                                 -----
                                                                 1,060
                                                                 -----
MIDATLANTIC REGION
MARYLAND
  Harford Gardens     Baltimore         1997   Leased    Fixed     163
  Larkin Chase Center Bowie             1994   Owned(5)     --     120
NEW JERSEY
  Woods Edge          Bridgewater       1988   Leased    Market    176
                                                                 -----
                                                                   459
                                                                 -----
TOTAL                                                            5,983
                                                                 =====

--------
(1) Indicates, for each leased facility, if the Company's option price to acquire the facility is stated as a fixed amount in the lease ("Fixed") or is based on the fair market value of the facility at the option exercise date, which may be subject to a minimum price ("Market"). With regard to leases with a fixed purchase option price, the Company believes that the purchase option price stated in the lease is, in each case, equal to the fair market value of the facility at the inception date of such lease.
(2) Indicates an owned facility the acquisition of which has been accounted for as a capital lease.
(3) Includes 115 and 6 beds licensed for assisted living for the Laurelwood and New Lebanon facilities, respectively.
(4) Does not include a 60 bed addition currently under construction at this facility, which is expected to become operational in the third quarter of 1998.
(5) Owned by Bowie L.P., in which the Company owns a 75% interest. The Company's interest in Bowie L.P. is pledged to the facility's mortgage lender. The Company has guaranteed the indebtedness of Bowie L.P.

  The Company's corporate offices in Boston are subleased from an affiliate of one of its current principal stockholders. The Company has entered into a lease for new office space with an unaffiliated third party and expects to relocate its offices during the third or fourth quarter of 1998. In connection with such relocation, the Company is considering subleasing excess space at its new headquarters to an existing affiliate on a short-term basis. The Company also leases regional offices in Clearwater, Florida, Topsfield, Massachusetts, and Indianapolis, Indiana, and owns a regional office in Peterborough, New Hampshire. The Company's regional office in West Hartford, Connecticut is located in The Reservoir, a skilled nursing facility listed in the table above. Theracor leases offices in Palm Harbor, Florida and Framingham, Massachusetts. The Company considers its properties to be in good operating condition.

LEGAL PROCEEDINGS

  The Company is a party to claims and legal actions arising in the ordinary course of business. The Company does not believe that unfavorable outcomes in any such matters, individually or in the aggregate, would have a material adverse effect on the Company.

                              THE SPECIAL MEETING

MATTERS TO BE CONSIDERED

  The purpose of the Special Meeting is to vote upon (i) a proposal to approve and adopt the Merger Agreement entered into between MergerCo and Harborside, and to approve the transactions contemplated thereby, including the Merger, and (ii) the Amendment Proposal. If the Merger and the Amendment Proposal are approved by the stockholders of Harborside, MergerCo will merge with and into Harborside and the shares of Harborside Common Stock currently held by Harborside's existing stockholders will be converted, at the election of the holder thereof, into either (a) the right to receive $25.00 in cash or (b) the right to retain one Non-Cash Election Share, except that (i) as described in greater detail below, all stockholders who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock, (ii) an aggregate of 225,651 shares of Harborside Common Stock held by the Senior Management Stockholders will not be subject to the election described above and instead will be converted into the right to retain the same number of shares of Harborside Common Stock which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock, (iii) each other share of Harborside Common Stock held by the Senior Management Stockholders, constituting an aggregate of 106,663 shares of Harborside Common Stock, and each share of Harborside Common Stock held by certain other specified officers of the Company, constituting an aggregate of 3,846 shares of Harborside Common Stock, will not be subject to the election described above and instead will be converted into the right to receive $25.00 in cash, (iv) shares of Harborside Common Stock held by Harborside, its subsidiaries, MergerCo or any of its affiliates will be canceled and retired, and (v) shares of Harborside Common Stock with respect to which appraisal rights have been perfected will be treated as described herein.

  The shares of Harborside Class A Common Stock which are to be retained by existing Harborside stockholders will represent approximately 9% of the outstanding common stock, and will have approximately 9% of the voting power, of the Company. The shares of Harborside Class B Common Stock, Harborside Class C Common Stock and Harborside Class D Common Stock will collectively represent approximately 91% of the outstanding common stock of the Company after the Merger. Shares of Harborside Class D Common Stock will have approximately 91% of the voting power after the Merger and shares of Harborside Class B Common Stock and Harborside Class C Common Stock will not have voting rights. See "DESCRIPTION OF HARBORSIDE CAPITAL STOCK--Harborside's Capital Stock Following the Merger."

  A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Annex I. See "THE MERGER" and "MATERIAL PROVISIONS OF THE MERGER AGREEMENT." A copy of the proposed Restated Certificate of Incorporation of the Company is attached to this Proxy Statement/Prospectus as Annex V. For a description of the classes of common stock to be authorized pursuant to the proposed Restated Certificate of Incorporation, as well as a description of other changes to be effected by the Amendment Proposal, see "DESCRIPTION OF HARBORSIDE CAPITAL STOCK--Harborside's Capital Stock Following the Merger" and "--Changes to Terms of Harborside Common Stock." The Merger will not be effected unless the Amendment Proposal is approved, and the Amendment Proposal will not be effected unless the Merger is approved.

  The Board of Directors, and the independent members of the Board, have each unanimously approved the Merger Agreement and the Amendment Proposal and each recommend a vote FOR approval of the Merger Agreement, the Merger and the Amendment Proposal.

REQUIRED VOTES

  The approval of the Merger Agreement, the Merger and the Amendment Proposal will require the affirmative vote of the holders of a majority of the shares of Harborside Common Stock entitled to vote thereon. Pursuant to the Stockholder Agreement, the Subject Stockholders, who as of the Record Date owned and are entitled to vote an aggregate of approximately 54% of the Harborside Common Stock outstanding, have agreed, subject to certain conditions, to vote all shares of Harborside Common Stock held by them in favor of the Merger Agreement and the transactions contemplated thereby (which include the Amendment Proposal) and the Merger. Thus, the requisite vote of the holders of shares of Harborside Common Stock to approve and adopt the Merger Agreement and the Merger and to approve the Amendment Proposal is assured. The Subject Stockholders are The Berkshire Companies Limited Partnership, The Douglas Krupp 1994 Family Trust, The George Krupp 1994 Family Trust, Krupp Enterprises, L.P. and Messrs. Guillard and Dell'Anno. Douglas Krupp, who together with his brother George Krupp, controls The Berkshire Companies Limited Partnership (a real estate and financial services firm) and Krupp Enterprises, L.P. (a real estate investment firm), is a director of the Company. A copy of the Stockholder Agreement is attached as Annex II to this Proxy Statement/Prospectus. See "CERTAIN RELATED AGREEMENTS-- Stockholder Agreement."

  As of the Record Date, directors and executive officers of the Company and their affiliates held an aggregate of 3,765,160 shares of Harborside Common Stock (approximately 47% of the outstanding shares).

VOTING AND REVOCATION OF PROXIES

  Shares of Harborside Common Stock that are entitled to vote and are represented by a Proxy properly signed and received at or prior to the Special Meeting, unless subsequently properly revoked, will be voted in accordance with the instructions indicated thereon. If a Proxy is signed and returned without indicating any voting instructions, shares of Harborside Common Stock represented by such Proxy will be voted FOR the proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and FOR the Amendment Proposal. The Board of Directors is not currently aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act thereon in accordance with their best judgment, unless authority to do so is withheld in the Proxy. The persons appointed as proxies will not exercise their discretionary voting authority to vote any such Proxy in favor of any adjournments or postponements of the Special Meeting if instruction is given to vote against the approval of the Merger and the other proposals.

  Any Proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the shares represented by such Proxy are voted at the Special Meeting by (i) attending and voting in person at the Special Meeting, (ii) giving notice of revocation of the Proxy at the Special Meeting, or (iii) delivering to Scott D. Spelfogel, Secretary of Harborside (a) a written notice of revocation or (b) a duly executed Proxy relating to the same shares and matters to be considered at the Special Meeting, bearing a date later than the Proxy previously executed. Attendance at the Special Meeting will not in and of itself constitute a revocation of a Proxy. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Harborside Healthcare Corporation, 470 Atlantic Avenue, Boston, Massachusetts 02210, Attention: Scott D. Spelfogel, Secretary, and must be received before the taking of the votes at the Special Meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

  Only holders of Harborside Common Stock at the close of business on July 16, 1998, the Record Date, will be entitled to receive notice of and to vote at the Special Meeting. At the close of business on the Record Date, [8,011,164] shares of Harborside Common Stock were outstanding and entitled to vote, which were owned by approximately 1,500 stockholders of record. Shares of Harborside Common Stock represented by Proxies which are marked "abstain" or which are not marked as to any particular matter or matters will be counted as shares present for purposes of determining the presence of a quorum on all matters. Proxies relating to "street name" shares that are voted by brokers will be counted as shares present for purposes of determining the presence of a quorum on all matters, but will not be treated as shares having voted at the Special Meeting as to any proposal as to which authority to vote is withheld by the broker.

  The presence, in person or by proxy, at the Special Meeting of the holders of at least a majority of the votes entitled to be cast at the Special Meeting is necessary to constitute a quorum for the transaction of business.

Abstentions will be counted as present for the purposes of determining whether a quorum is present but will not be counted as votes cast in favor of the Merger Agreement or the Amendment Proposal. Because the vote on the Merger Agreement, the Merger and the Amendment Proposal requires the approval of a majority of the votes entitled to be cast by the holders of the outstanding shares of Harborside Common Stock, abstentions will have the same effect as a negative vote on these proposals.

STOCKHOLDERS' APPRAISAL RIGHTS

  Each stockholder of Harborside Common Stock has a right to dissent from the Merger, and, if the Merger is consummated, to receive "fair value" for his or her shares in cash by complying with the provisions of Delaware law, including
Section 262 of the DGCL. The dissenting stockholder must deliver to the Company, prior to the vote being taken on the Merger at the Special Meeting, a written demand for appraisal of such stockholder's shares of Harborside Common Stock and must not vote in favor of the Merger. Any stockholder voting in favor of the Merger will be deemed to have waived any available appraisal rights under Delaware law. The full text of Section 262 of the DGCL is attached as Annex IV hereto. See "STOCKHOLDERS' APPRAISAL RIGHTS" for a further discussion of such rights and the legal consequences of voting shares of Harborside Common Stock in favor of the Merger Agreement and the Merger.

SOLICITATION OF PROXIES

  The Company will bear the cost of the solicitation of Proxies and the cost of printing and mailing this Proxy Statement/Prospectus. In addition to solicitation by mail, the directors, officers and employees of the Company may solicit Proxies from stockholders of the Company by telephone, telegram or by personal interview. Such directors, officers and employees will not be additionally compensated for any such solicitation but may be reimbursed for reasonable out-of-pocket expenses in connection therewith. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons and the Company will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

  If you have any questions or require additional material, please call Harborside Investor Relations at (888) 742-7267.

  HOLDERS OF HARBORSIDE COMMON STOCK SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS, EXCEPT THAT HOLDERS OF HARBORSIDE COMMON STOCK WHO WISH TO MAKE A NON-CASH ELECTION ARE REQUIRED TO SEND STOCK CERTIFICATES WITH THEIR FORM OF ELECTION. HOLDERS OF HARBORSIDE COMMON STOCK WHO DO NOT MAKE A NON-CASH ELECTION (i.e., WHO ELECT TO RECEIVE CASH) WILL RECEIVE, BY MAIL, AFTER THE EFFECTIVE TIME OF THE MERGER, LETTERS OF TRANSMITTAL WITH WHICH SUCH STOCK CERTIFICATES SHOULD BE RETURNED. SEE "THE MERGER--NON-CASH ELECTION" AND "-- NON-CASH ELECTION PROCEDURE."

                                  THE MERGER

BACKGROUND OF THE MERGER

  During the third quarter of 1997, the Executive Committee (whose members are Stephen L. Guillard and Douglas Krupp) of the Board of Directors of the Company had several meetings to discuss the future direction of the Company and to evaluate options to maximize value for the Company's stockholders. Among the options considered was a possible merger of the Company with another long-term healthcare company. However, after preliminary discussions with that company, that company indicated that it was not interested in pursuing a business combination with the Company. During this same time period, the Executive Committee also evaluated various potential opportunities to acquire other larger long-term healthcare companies; however, the Executive Committee concluded that the Company lacked adequate capital to support a successful offer for a larger company. Other options evaluated by the Executive Committee included a possible equity and/or high yield debt offering and a sale of the Company. The Executive Committee met telephonically with the Company's Board of Directors to discuss these options. After evaluating the various options, the Board of Directors concluded that the value that possibly could be achieved through a sale or merger of the Company would likely be greater than that achieved through an equity or debt offering, and authorized the Executive Committee to engage an investment banking firm to begin a formal process of pursuing a possible sale of the Company.

  On October 20 and 21, 1997, the Executive Committee of the Board met at the offices of the Company's legal counsel in New York and began the process of interviewing a number of investment banking firms. Subsequent to this interview process, Schroders, one of the firms under consideration, was selected by the Board of Directors, based on a recommendation by the Executive Committee. By letter dated November 25, 1997, Schroders was formally engaged to act as the Company's exclusive financial advisor in connection with a possible transaction whereby control of the Company is changed or all or substantially all of the assets of the Company is acquired. Subsequent to the selection of Schroders, Company officials met with representatives of Schroders (i) to discuss various strategies that might maximize stockholder value, including merging the Company with logical strategic partners and selling the Company to a strategic or financial buyer, and (ii) to compile a list of those parties that represented appropriate candidates with whom to conduct discussions. At that time, approximately 15 prospective parties were identified, including five potential strategic buyers and ten financial organizations known to have an interest in investing in the long-term healthcare industry. Each of these prospective buyers was subsequently contacted to determine if there was any interest in consummating a transaction.

  The Company, with the assistance of Schroders, then prepared a confidential memorandum for distribution to the identified parties. Schroders commenced a process of meeting with the various parties identified as potential buyers in order to solicit indications of interest from them. A total of 11 of the contacted buyers indicated an interest in pursuing a transaction with the Company, signed confidentiality agreements through late November and were provided a copy of the confidential memorandum. Of these prospective buyers, five potential purchasers held meetings with management of the Company and a total of three of the potential purchasers submitted a written proposal to the Company. Of these three bidders, one was a strategic buyer in the healthcare industry that was significantly larger than the Company, one was a financial buyer interested in the healthcare industry and the third was Investcorp. Various meetings were arranged between those parties and representatives of the Company's management during the month of December. The chronology of this process is set forth below.

  On December 2, 1997, the Company held its initial meeting with representatives from Investcorp, which was conducted in New York. Schroders was also present at this meeting. Additional meetings were conducted with representatives of the Company's management and (i) other interested parties and (ii) Investcorp throughout the month of December. Meetings with Investcorp were held on December 8, 1997 in New York and on December 15, 1997 in Boston at which the Company's management provided Investcorp with information about the Company and responded to questions asked by Investcorp's staff. Throughout this period, Company representatives met with and responded to inquiries from other parties that had entered into confidentiality agreements, and provided additional information to these parties as well.

  On December 31, 1997, Schroders, on behalf of the Company, received a letter from Investcorp, on behalf of its affiliate, AIBC Finance, Ltd., indicating a preliminary indication of interest. In that correspondence, Investcorp indicated a willingness to consider an acquisition of all or substantially all of the outstanding shares of the Company (including the shares underlying any outstanding options) at a price per share of $22.00 to $26.00 in cash. The offer was subject to certain conditions regarding recapitalization accounting treatment, and set forth Investcorp's understanding as to levels of net debt then in effect for the Company. Investcorp requested a 45 day due diligence process and provided to the Company an outline of Investcorp's proposed activity relating thereto, including, but not limited to: (i) an analysis of the Company's financial statements and financial performance through December 31, 1997; (ii) an evaluation of competitive, environmental, and regulatory factors; (iii) a review of capital expenditure commitments; (iv) a review of arrangements with referral sources for patients; and (v) a review of the Company's management information systems, leases, permits, agreements, litigation, tax matters and other customary due diligence assessments. In addition, Investcorp indicated that the final purchase price determination was to be significantly affected by (1) a review of the Company's pipeline of pending acquisitions and the likelihood of achieving the projected acquisition volume; (2) the acquisition prices per unit and returns on investment as reflected in management's projections; (3) a review of the potential effect of governmental regulatory reform on the Company, and specifically the pro forma financial impact of the new Medicare reimbursement guidelines outlined in the Balanced Budget Act of 1997; and (4) a review of the Company's historical success at integrating completed acquisitions. Investcorp additionally indicated the importance of management continuing in their current positions, managing the Company under the proposed change in ownership, and entering into employment agreements satisfactory to Investcorp.

  On January 13, 1998, Schroders received a letter from a second bidder indicating a willingness to consider an all-cash purchase price of $26.00 per share plus assumption of net debt of $64.3 million in an offer that was not subject to financing but was contingent on due diligence. The second bidder subsequently indicated to Schroders orally that its bid also was subject to the bidder's successful completion of an unrelated acquisition. A third offer was received on January 14, 1998 indicating an offer of $22.50 in cash, subject to financing and other conditions. These proposals were thoroughly evaluated by representatives of the Company and Schroders. On January 16, 1998, a meeting of the Board of Directors of the Company was convened and the three proposals were reviewed and evaluated. The proposal submitted by the second bidder, although potentially offering a price per share at the high end of Investcorp's range, was deemed less attractive because it was conditioned on the completion of a significant contingency and thus put at risk the ultimate consummation of a transaction with this bidder. The proposal submitted by the third bidder was at an indicated price per share that was less than Investcorp's bid, was subject to conditions as to financing, which increased the uncertainty of consummating a transaction with this bidder, and thus was deemed less attractive as well. After full discussion with Schroders and management present at the meeting, the Board of Directors authorized management to pursue the Investcorp offer on the basis of (i) the indicated price range, (ii) the likelihood of a successful conclusion, (iii) Investcorp's reputation, and (iv) the timing of Investcorp's due diligence process. The Board also authorized management not to pursue further discussions with the other two bidders for the Company, if required by Investcorp.

  Investcorp and Schroders (on behalf of the Company) thereafter entered into a letter agreement, dated as of February 2, 1998, pursuant to which the Company agreed, among other things, that, until March 18, 1998, it would not, directly or indirectly, solicit or initiate discussions, proposals or offers from, or participate in any negotiations or discussions with, or enter into any type of agreement with, or provide any information to, any entity other than Investcorp relating to any proposal or offer for or inquiry about a sale of all or substantially all of the Company. The letter agreement did not prohibit the Company from taking any action authorized by its Board of Directors in response to an unsolicited offer or proposal received after the date of the letter agreement if the Company was advised by outside legal counsel that failure of the Board of Directors to authorize the taking of such action could reasonably constitute a breach of the Board's fiduciary duties. The Company also agreed to provide Investcorp with access to its facilities, personnel and to all information and data necessary for Investcorp to evaluate entering into an agreement with respect to the purchase of all or substantially all of the Company.

  On February 2, 1998, management and Investcorp met at the Company's offices in Boston to commence the due diligence process. Investcorp received access to a special data room set up by the Company and also had the opportunity to meet with management of the Company and to visit the Company's various facilities. On February 6, 1998, the Company made a formal presentation to Investcorp and certain of its consultants in a day long session in Boston, including an extensive question and answer period. On March 4, 1998, a second presentation was made by management to Investcorp, its legal counsel, investment bankers and others as part of the overall due diligence process. Schroders also was present at these meetings.

  While Investcorp was conducting its due diligence, the Company and Investcorp began negotiating the terms of the Merger Agreement. On March 16, 1998, Investcorp communicated to Schroders that, after completion of its due diligence, it was willing to proceed at $24.00 per share. Investcorp also raised a number of business terms, including a requirement that the Subject Stockholders agree to enter into the Stockholder Agreement. In addition, as a condition to agreeing to proceed with the transaction, Investcorp required that the transaction be structured in a manner that would permit the transaction to be accounted for as a recapitalization for financial reporting purposes. In order to meet the accounting treatment requirements, Investcorp required that the transaction be structured such that existing non-management Harborside stockholders would retain an ownership interest in the post-Merger company that aggregated 6%. Consistent with its investment policy that management of a company being acquired by Investcorp have an economic stake in the growth of the subject company, Investcorp also required that the Senior Management Stockholders agree to retain a portion of their equity interests in the Company. With respect to the 6% ownership interest in the post-Merger company required by Investcorp to be retained by existing stockholders, although Investcorp at first required that the Berkshire Stockholders agree to retain such 6% interest, the Company and the Berkshire Stockholders did not want the Berkshire Stockholders to be treated differently from the unaffiliated (non-management) stockholders of the Company, and thus insisted that each such stockholder be given the opportunity to participate, on a pro rata basis, with the Berkshire Stockholders' obligation to retain such 6% interest in the post-Merger company. After further negotiations between the Company and Investcorp regarding business terms of the Merger, between Investcorp and the Subject Stockholders regarding the Stockholder Agreement, and between Investcorp and the Berkshire Stockholders regarding the 6% retained interest in the post-Merger company, Investcorp reported to Schroders on March 18, 1998 that it was willing to revise its $24.00 per share bid, provided that certain closing conditions were included in the Merger Agreement. Representatives of the Company and Investcorp continued negotiations on March 19 and 20 and, on March 20, 1998, after having reached substantial agreement on the closing conditions to be included in the Merger Agreement, Investcorp advised Schroders that it was willing to proceed at a purchase price of $25.00 per share. During the following three weeks, the Company and Investcorp continued negotiations until they reached agreement on the other terms of the Merger Agreement. During this same time period, Investcorp and the Subject Stockholders reached agreement with respect to the terms of the Stockholder Agreement, Investcorp and the Senior Management Stockholders reached agreement with respect to the arrangements with the Senior Management Stockholders described elsewhere in this Proxy Statement/Prospectus, Investcorp and the Berkshire Stockholders reached agreement with respect to the 6% retained interest, and Investcorp and Messrs. Douglas Krupp and George Krupp reached agreement with respect to the Non-Compete Agreements.

  On April 15, 1998, a special meeting of the Board was held at which the Board, management and Schroders extensively discussed the Investcorp offer. At the meeting, legal counsel reviewed applicable legal principles and described in detail the terms of the Merger Agreement (a substantially final draft of which had been distributed to the Board a week prior to the meeting), the Stockholder Agreement, the compensation arrangements with management (which were discussed without the presence of Mr. Guillard, the sole management-director) and the other agreements relating to the proposed transaction. Schroders then made a full financial presentation and rendered to the Board its oral and written opinion that, as of such date and based upon and subject to certain matters stated in such opinion, the $25.00 per share cash consideration to be received by the Company's stockholders in the proposed Merger was fair, from a financial point of view, to such holders. Schroders extensively reviewed with the Board the financial analyses performed by Schroders in connection with its opinion (see "--Opinion of Schroders").

  On the basis of Schroders' opinion concerning the fairness of the consideration, and having determined that the Merger is in the best interests of the Company and its stockholders, based on the factors described below under "Recommendation of the Board of Directors; Reasons for the Merger," the Board of Directors, and the members of the Board of Directors other than Stephen L. Guillard and Douglas Krupp (who have certain interests in the Merger (see "--Interests of Certain Persons in the Merger")), each unanimously determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of the Company and its stockholders, and resolved to recommend to the Company's stockholders that they approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

RECOMMENDATION OF THE BOARD OF DIRECTORS; REASONS FOR THE MERGER

  At its meeting on April 15, 1998 the Board of Directors, and the independent members of the Board (Robert T. Barnum, David F. Benson, Robert M. Bretholtz and Sally W. Crawford), each unanimously determined, among other things, that the transactions contemplated by the Merger Agreement, including the Merger, are in the best interests of the stockholders of Harborside. The Board of Directors, and the independent members of the Board, each recommends that holders of Harborside Common Stock vote FOR the proposal to approve and adopt the Merger Agreement and the Merger.

  The recommendation by the Board, and the independent members of the Board, that the Company's stockholders approve and adopt the Merger Agreement and the Merger is not, and should not be considered to be, a recommendation as to whether stockholders should retain shares of Harborside Common Stock.

  In the course of reaching its decision to approve the Merger Agreement and the Merger, the Board consulted with the Company's legal counsel and Schroders and considered a number of factors, including, among others, the following material factors:

    (1) The opinion of Schroders delivered at the April 15, 1998 meeting of the Board to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review set forth in such opinion, the $25.00 per share consideration to be received by the holders of Harborside Common Stock in the Merger is fair to such stockholders from a financial point of view; and the presentation of Schroders at the April 15, 1998 meeting of the Board of Directors in connection with its opinion. See "THE MERGER--Opinion of Schroders."

    (2) The fact that Schroders, on behalf of the Company, had contacted a number of likely potential bidders, that the process by which such potential bidders were contacted (i.e., each of the potential bidders knew that the proposals were being solicited from other potential bidders at the same time) was designed to create a competitive environment that would tend to enhance stockholder value, and that Investcorp's proposal emerged as the most attractive proposal of those received in such process.

    (3) The fact that the $25.00 per share consideration to be received by holders of Harborside Common Stock in the Merger represented a premium over recent and historical trading prices of Harborside Common Stock.

    (4) The belief of the Board of Directors that, based on the advice of management and Schroders and the factors enumerated herein, the Merger constituted, as of the date of the determination of the Board, the best transaction reasonably available to maximize stockholder value.

    (5) The fact that the stockholders of the Company (other than the Restricted Management Stockholders) will have the right to elect to receive cash or to retain Harborside Common Stock (up to the Non-Cash Election Number of shares in the aggregate), subject to proration, which right the Board believed would provide the possibility of some flexibility to any of the Company's stockholders who might desire to retain more Harborside Common Stock after the Merger than would automatically be retained under a non-election based formula. This election would also provide the possibility that the Company's stockholders who desire to receive more cash for their shares than would be provided under a non-election based formula would receive such additional cash.

    (6) The fact that the Company may terminate the Merger Agreement in order to pursue another offer if the Board determines that doing so is required by its fiduciary duty to the stockholders of the Company,

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

  and that the break-up fee that may be payable under such circumstances was considered by the Board to be reasonable in the context of the entire transaction in light of the fact that Investcorp required that such break-up fee be payable under such circumstances and in light of the fact that, after consultation with Schroders, the amount of such fee was considered to be reasonable in relation to fees payable under comparable circumstances in comparable deals.

    (7) The fact that the Merger Agreement is not subject to a financing contingency, which increases the likelihood of consummating the Merger.

    (8) The fact that the Berkshire Stockholders, who hold approximately 50% of the outstanding shares of Harborside Common Stock, indicated to the Board that they believed that Investcorp's proposal and the consideration to be received in the Merger were attractive and in the best interests of the Company and its stockholders.

    (9) The fact that the representations and warranties made by the Company in the Merger Agreement will not survive the closing, as a result of which MergerCo will not have the contractual right to seek indemnification from the Company's stockholders in the event such representations and warranties prove not to have been true when made.

    (10) The terms of the Merger Agreement, including the representations, warranties and covenants of the parties and the conditions to their respective obligations set forth in the Merger Agreement.

    (11) The fact that stockholders who do not vote in favor of the Merger will have statutory appraisal rights.

    (12) The fact that the obligations of MergerCo under the Merger Agreement is guaranteed by Investcorp Bank E.C., an entity reported to have substantial assets.

  All of the foregoing factors were viewed by the Board as positive factors in determining to recommend that stockholders approve and adopt the Merger Agreement.

  The Board of Directors, without the presence of Stephen L. Guillard (who was excused from the meeting during the discussion of the management compensation arrangements), also considered the interests described under "THE MERGER-- Interests of Certain Persons in the Merger" that certain members of management have in the Merger. The Board concluded that Investcorp's requirement that the Senior Management Stockholders retain a portion of their equity interests in the Company, and not have the opportunity to elect to receive cash for such portion or to be pro-rated, was reasonable in the context of the entire transaction in light of the fact that the Company was advised by Investcorp that Investcorp believed that the Senior Management Stockholders should continue to have an economic stake in the growth of the post-transaction company. The new employment agreements expected to be entered into by management at the Effective Time of the Merger, and the new stock options expected to be granted to management at such time, each of which were negotiated between Investcorp and management (represented by counsel that was not also representing the Company in the Merger), were considered by the Board to be reasonable in the context of the entire transaction in light of the fact that the Company was advised by Investcorp that Investcorp believed such arrangements were necessary in order to provide incentives to management to continue to manage the Company successfully. The Board concluded that the fact that existing stock options previously granted to management will vest as a result of the Merger transaction, and that certain members of management will receive payments as a result of the Merger pursuant to the Change in Control Agreements, all as described under "THE MERGER--Interests of Certain Persons in the Merger," were reasonable given that the related stock option plan and such agreements had previously been approved by the Board of Directors of the Company prior to the proposed Merger transaction, and that such options would have been granted and such payments made in the event of the consummation of any similar transaction.

  The Board also considered the interests of the Berkshire Stockholders described under "THE MERGER--Interests of Certain Persons in the Merger" and "--Master Rights Agreement" (pursuant to which the Berkshire Stockholders will be granted certain "piggy-back" registration rights, rights to receive certain periodic financial information regarding the Company so long as the Berkshire Stockholders continue to own Harborside Common Stock representing at least 5% of the post-transaction company, and certain rights (which will be available to all holders of Harborside Common Stock) to participate in future equity financings under certain circumstances), and concluded such rights were reasonable in the context of the entire transaction in that they do not provide materially significant benefits to the Berkshire Stockholders than those granted or otherwise available to the non-affiliated stockholders. The Board also considered the 6% ownership interest in the post-transaction company to be retained by the Berkshire Stockholders (subject to proration to the extent other Harborside stockholders elect to retain shares), and concluded that such arrangement was reasonable in light of (i) Investcorp's requirement that the transaction be structured in such a manner in order to permit the transaction to be accounted for as a recapitalization for financial reporting purposes,
(ii) the fact that all (non-management) stockholders would have the opportunity to participate, on a pro rata basis, with the Berkshire Stockholders' obligation to retain the 6% interest and (iii) Investcorp's willingness to pay $25.00 per share to stockholders who elect to receive cash for, and not to retain, their shares of Harborside Common Stock.

  The Board considered the noncompete arrangements described under "THE MERGER--Interests of Certain Persons in the Merger," and concluded that the $250,000 payment to be paid to each of Messrs. Douglas Krupp and George Krupp was reasonable in the context of the entire transaction in relation to the non-competition covenants being made by such persons.

  The Board considered the termination of the Directors Retainer Fee Plan described under "THE MERGER--Interests of Certain Persons in the Merger," and concluded that such termination, and cash payment to three directors affected by such termination (Robert T. Barnum, David S. Benson and Sally W. Crawford), was reasonable in the context of the entire transaction in light of Investcorp's requirement that such plan be terminated, and in light of the fact that such payments did not represent a per share payment greater than that being offered to the other stockholders.

  The Board considered the fact that stockholders who elect to retain shares of Harborside Common Stock will have limited liquidity with respect to such shares as a result of the intention to delist the Harborside Common Stock after the Merger. In the Board's view, however, this negative factor was offset in part by the fact that no unaffiliated stockholder would be required to elect to retain shares of Harborside Common Stock and in part by provisions in the Company's post-Merger charter, which provide that, prior to an initial public offering by the Company, holders of Harborside Class A Common Stock will participate with holders of Harborside Class D Common Stock in any sales of common stock of Harborside pursuant to certain "tag-along" rights set forth in such charter. See "DESCRIPTION OF HARBORSIDE CAPITAL STOCK--Harborside's Capital Stock Following the Merger." In further considering the nature of the rights of a stockholder electing to retain shares of Harborside Common Stock (as set forth in the Company's post-Merger charter), the Board viewed it to be a positive factor that such charter provides that such stockholders are required to receive the same per share consideration as will be received by holders of Harborside Class B Common Stock, Harborside Class C Common Stock and Harborside Class D Common Stock in any merger or other sale of the Company. See "DESCRIPTION OF HARBORSIDE CAPITAL STOCK--Harborside's Capital Stock Following the Merger." This "fair treatment" provision had been included in the charter at the request of the Board.

  The Board of Directors considered the fact that no third party appraisal was requested or obtained by the Company with respect to the value of the retained shares, and that Schroders was not asked to give its opinion with respect to the fairness of such shares. Although this lack of valuation would make a stockholder's decision as to whether to elect to receive $25.00 per share or to retain shares more difficult, the Board decided not to request such a valuation or fairness opinion. This decision was based on a number of factors. As a condition to Investcorp's agreeing to enter into the Merger Agreement, Investcorp required that the transaction be structured such that 6% of the post-Merger company would be retained by existing (non-management) stockholders in order to enable the transaction to be treated as a recapitalization for financial reporting purposes. In connection therewith, Investcorp required that the Berkshire Stockholders agree to retain such 6% ownership. Because the recapitalization structure was a condition to Investcorp's willingness to proceed with the transaction, the Berkshire Stockholders agreed to retain such shares. However, because the value of those shares potentially could be greater than the $25.00 per share being offered to the other stockholders and because the Company and the Berkshire Stockholders did not want the Berkshire Stockholders to be treated differently from the other (non-affiliated) stockholders, the transaction was structured to provide such stockholders with the opportunity to participate, on a pro rata basis, with the Berkshire Stockholders' obligation to retain such ownership interest. In making its determination to not seek a valuation with respect to such shares, the Board took into account the fact that (i) no unaffiliated stockholder would be required to retain shares of the Company, (ii) any such valuation of or fairness opinion with respect to the retained shares would have been of limited value because such valuation would have been based on material assumptions regarding the capitalization of the Company (including the debt structure), which had not been definitely determined as the date of the Board meeting (and which still has not been finalized), and would therefore have been preliminary and subject to material change, (iii) obtaining such a valuation would have been costly and time consuming, and (iv) notwithstanding the fact that the unaffiliated stockholders would have the same opportunity to participate in the obligation of the Berkshire Stockholders to retain shares, the Board believed it unlikely that many of such stockholders would elect to retain shares and forego the opportunity to receive $25.00 per share in cash for their stock (based on the advice from Schroders as to the fairness of the price, from a financial point of view, and on the fact that such price represented a premium over recent trading prices of such stock). For all of the above reasons, the Board decided not to request such a valuation or fairness opinion.

  The Board of Directors also considered the terms of the Stockholder Agreement, described under "CERTAIN RELATED AGREEMENTS--Stockholder Agreement," pursuant to which, among other things, the Subject Stockholders have agreed to grant MergerCo an option to purchase their shares under the circumstances set forth in the Stockholder Agreement. The Board concluded that, given the ownership position of the Subject Stockholders, the Stockholder Agreement would make it very unlikely that a third party other than a MergerCo-affiliated entity would make a business combination proposal for the Company. In the Board's view, however, this negative factor was offset by (i) the fact that Investcorp had specifically stated that the lock-up of the Subject Stockholders was a condition of its entering into the Merger Agreement, (ii) the fact that, given that Investcorp had emerged as the most attractive bidder among a number of other potential bidders, it was unlikely that another party would appear at this point and be in a position to consummate a transaction on terms more attractive and on a faster time frame than those contemplated in the Merger Agreement, (iii) the fairness opinion of Schroders and (iv) the fact that the Subject Stockholders, which beneficially own more than 54% of the Company's stock, were willing to enter into the Stockholder Agreement.

  In considering the Merger and related transactions, the Board of Directors was not required to, and did not, appoint a Special Committee to consider the terms of the Merger on behalf of the Company. Four out of the six members of the Board are independent (in that none of such persons is an employee or, other than by reason of being a director, an affiliate of the Company), and were in a position to consider the terms of the Merger without having interests that differed in any material respect from the interests of the Harborside stockholders. With respect to the interests of Douglas Krupp, a director who also is an affiliate of the Berkshire Stockholders, and Stephen
L. Guillard, a director who is also a Senior Management Stockholder, such interests were fully disclosed to and considered by the Board. See "THE MERGER--Interests of Certain Persons in the Merger."

  The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but is believed to include all material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors. The independent members of the Board did not, as a group, engage in any separate analysis or have separate meetings apart from those described above with respect to the full Board (although, as described above, Stephen L. Guillard, the sole management-director, was not present during the Board's discussion of the management compensation arrangements). In the course of its deliberations, the Board did not establish a range of values for the Company; however, based on the factors outlined above and on the presentation and opinion of Schroders, the Board determined that the Merger Agreement and the Merger are in the best interests of the Company and its stockholders.

OPINION OF SCHRODERS

  On April 15, 1998, Schroders rendered its opinion to the Board of Directors of the Company to the effect that, as of the date of such opinion, the cash consideration of $25.00 per share (the "Consideration") to be received by the holders of shares of Harborside Common Stock (other than Dissenting Shares (as defined below), shares of Common Stock held in treasury, shares owned by MergerCo or any affiliate of MergerCo, and the 225,651 shares held by the Senior Management Stockholders) is fair, from a financial point of view, to the Company's stockholders.

  A COPY OF THE SCHRODERS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY SCHRODERS, IS ATTACHED AS ANNEX III TO THIS PROXY STATEMENT/PROSPECTUS. THE SCHRODERS OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CASH CONSIDERATION OF $25.00 PER SHARE TO BE RECEIVED BY THE HOLDERS OF HARBORSIDE COMMON STOCK IN THE MERGER. THE SCHRODERS OPINION DOES NOT ADDRESS THE FAIRNESS OF THE NON-CASH ELECTION SHARES TO BE RETAINED BY THE HOLDERS OF HARBORSIDE COMMON STOCK WHO ELECT NOT TO RECEIVE THE CONSIDERATION IN THE MERGER. THE SCHRODERS OPINION WAS PROVIDED AT THE REQUEST AND FOR THE INFORMATION OF THE COMPANY'S BOARD OF DIRECTORS IN EVALUATING THE CONSIDERATION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER CONCERNING WHETHER TO ELECT TO RECEIVE THE CONSIDERATION OR VOTE IN FAVOR OF TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THE SUMMARY OF THE SCHRODERS OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE SCHRODERS OPINION ATTACHED AS ANNEX III HERETO. STOCKHOLDERS OF HARBORSIDE SHOULD READ THE SCHRODERS OPINION CAREFULLY IN ITS ENTIRETY FOR INFORMATION WITH RESPECT TO THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY SCHRODERS IN RENDERING ITS OPINION. SCHRODERS HAS CONSENTED TO THE REFERENCES TO SCHRODERS AND THE SCHRODERS OPINION IN THIS PROXY STATEMENT/PROSPECTUS, AND TO THE ATTACHMENT OF THE SCHRODERS OPINION TO THIS PROXY STATEMENT/PROSPECTUS AS AN ANNEX HERETO.

  In arriving at the Schroders Opinion, Schroders: (i) reviewed the Merger Agreement; (ii) visited the executive offices and certain operations of the Company and participated in due diligence meetings with the Company and Investcorp; (iii) reviewed the Company's Annual Reports on Form 10-K filed with the Commission for the fiscal years ended December 31, 1996 and 1997;
(iv) reviewed projected financial statements of the Company prepared by management of the Company; (v) held discussions with management of the Company and Investcorp regarding the business, operations and prospects of the Company and the long-term care industry; (vi) performed various financial analyses, as Schroders deemed appropriate, of the Company using generally accepted analytical methodologies, including: (a) an analysis of premiums paid in recent public merger and acquisition transactions; (b) the application of the public trading multiples of companies that Schroders deemed comparable to the Company to the financial results of the Company; (c) the application of the multiples reflected in recent public mergers and acquisitions for businesses that Schroders deemed comparable to the Company to the financial results of the Company; and (d) a discounted projected cash flow analysis; (vii) reviewed the historical trading prices and volumes of the Common Stock on the NYSE; and
(viii) performed such other financial studies, analyses, inquiries and investigations as Schroders deemed appropriate.

  Schroders assumed and relied, without independent verification, upon the accuracy and completeness of all the information supplied or otherwise made available to Schroders by the Company or from other sources, and upon the assurance of the Company's management that they were not aware of any information or facts that would make the information provided to Schroders incomplete or misleading. Schroders did not undertake an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Schroders furnished with any such appraisals. With respect to the projected financial statements referenced in the preceding paragraph, Schroders was advised by the Company, and assumed without independent investigation, that they were reasonably prepared and reflected the best currently available estimates and judgements of the future results of operations and financial condition at and for the periods specified therein, and Schroders expressed no opinion with respect to such financial statements.

  No limitations were imposed by the Company on the scope of Schroders' investigation or the procedures to be followed by Schroders in rendering the Schroders Opinion. The Schroders Opinion was necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated by Schroders on the date of the Schroders Opinion. Schroders disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Schroders Opinion which might come or be brought to Schroders' attention after the date of the Schroders Opinion. The Schroders Opinion did not constitute a recommendation as to any action taken by the Board of Directors or the Company and did not constitute a recommendation to any stockholder with respect to whether to elect to receive the Consideration or vote in favor of the transactions contemplated by the Merger Agreement, and should not be relied upon by any stockholder as such. Schroders and the Company entered into a letter-form engagement agreement dated November 25, 1997 (the "Engagement Agreement"), pursuant to which Schroders was retained "solely as an advisor to the Company, and not as an advisor to or agent of any other person," to render the Schroders Opinion and act as the Company's exclusive financial advisor in connection with the Merger. The Engagement Agreement explicitly provided that "the Company's engagement of Schroders is not intended to confer any rights upon any person not a party hereto (including, among others, security holders, employees or creditors of the Company) as against Schroders, Schroders' affiliates or their respective directors, agents and employees." Accordingly, the Schroders Opinion stated Schroders' understanding that such opinion would be used by the Company's Board of Directors solely in connection with its consideration of the fairness of the Consideration to be received in the Merger by the stockholders of the Company and for no other purpose, and that in rendering the Schroders Opinion, Schroders specifically disclaimed being engaged as an agent or fiduciary of the Company's stockholders or any third party.

  By virtue of the foregoing provisions of the Engagement Agreement and the inclusion of such disclaimer in the Schroders Opinion, Schroders believes that the Company's stockholders cannot rely upon the Schroders Opinion to support any claims against Schroders arising under applicable state law. The availability of any such defense will, however, be resolved by a court of competent jurisdiction applying applicable state law to the relevant facts, and the resolution of the question of the availability of any such defense will have no effect on the rights and responsibilities of the Company's Board of Directors under applicable state law. Furthermore, the availability of such a state law defense to Schroders would have no effect on the rights and responsibilities of either Schroders or the Company's Board of Directors under the federal securities laws.

  The Schroders Opinion related solely to the fairness, from a financial point of view, of the Consideration to be received by the stockholders in the Merger, and Schroders expressed no opinion as to the structure, terms or effect of any other aspect of the Merger or the provisions of the Merger Agreement.

  The following is a summary of all of the material financial analyses performed by Schroders in arriving at the Schroders Opinion and was provided by Schroders for inclusion herein.

  Stock Trading History. Schroders reviewed the history of the trading prices and trading volume of Harborside Common Stock since its initial public offering on June 11, 1996 and the relative trading price of Harborside Common Stock over the prior twelve month, six month, three month and one month periods, respectively, in relation to the market prices of (i) the Standard & Poor's 500 Index (the "S&P 500"), (ii) the NASDAQ Composite Index (the "NASDAQ Composite") and (iii) an index of long-term care companies (the "Long-Term Care Index") consisting of the following companies: Advocat Inc., Beverly Enterprises, Inc., Centennial Healthcare, Inc., Genesis Health Ventures, Inc., Harborside Healthcare Corporation, Health Care & Retirement Corporation, Integrated Health Services, Inc., Manor Care, Inc., Mariner Health Group, Inc., Paragon Health Network, Inc., Summit Care Corporation, Sun Healthcare Group, Inc. and Vencor, Inc. Such review indicated that for the twelve months ended April 9, 1998, Harborside Common Stock outperformed the S&P 500, the NASDAQ Composite and the Long-Term Care Index. During the six month period ended April 9, 1998, Harborside Common Stock outperformed the NASDAQ Composite and Long-Term Care Index, but was outperformed by the S&P 500. During the three month and one month period ended April 9, 1998, Harborside Common Stock was outperformed by the S&P 500, the NASDAQ Composite and the Long-Term Care Index.

  The premiums paid analysis performed by Schroders reflected an implied value of $25.24 per share for Harborside based upon the price of Harborside Common Stock one day prior to the public announcement of the Merger, $26.05 based upon such price one week prior to such announcement, and $25.75 based upon such price four weeks prior to such announcement. Schroders noted that the Consideration approximated the foregoing implied values and considered also that the market price of Harborside Common Stock as at the reference dates had likely been affected by general speculation within the long-term care industry following the announcement on February 6, 1998 of the intention of Fountain View Affiliates to acquire Summit Healthcare. As noted below, in arriving at its opinion, Schroders considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis, factor or ratio considered by it.

  Selected Comparable Public Company Analysis. Schroders compared selected projected financial and operating data of Harborside to the corresponding data of a group of publicly traded companies that Schroders deemed to be similar to Harborside. In determining the appropriate comparable company universe for Harborside, Schroders considered a variety of factors including market capitalization, revenues, cash flow, business focus, and patient capacity. These companies included: Advocat Inc., Beverly Enterprises, Inc., Centennial Healthcare, Inc., Genesis Health Ventures, Inc., Health Care & Retirement Corporation, Integrated Health Services, Inc., Mariner Health Group, Inc., Paragon Health Network, Inc. and Sun Healthcare Group, Inc. (collectively, the "Comparable Companies"). Schroders calculated multiples of Adjusted Enterprise Value (defined as market value plus total debt plus capitalized rents (i.e., ten times rents) less cash and cash equivalents) to patient capacity (defined as total operating beds), to the latest twelve months ("LTM") revenues and LTM earnings before interest, taxes, depreciation, amortization and rent ("EBITDAR"). Schroders also calculated multiples of Enterprise Value (defined as market value plus total debt less cash and cash equivalents) to LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") and LTM earnings before interest and taxes ("EBIT"). Schroders also calculated multiples of the market value of equity to LTM earnings per share ("EPS"), projected 1998 EPS and projected 1999 EPS based on information provided by a variety of sources including analyst research reports and information published by First Call (an on-line data services which compiles estimates developed by research analysts). Finally, Schroders calculated multiples of the market value of equity to book value per share. The operating bed values ranged from $22,300 to $139,800, with mean and median values of $78,900 and $70,200, respectively (as compared to $64,600 for Harborside), implying a value of $30.62 per share for Harborside based upon the mean of the values for the comparable companies. The multiple of LTM revenues ranged from 1.2x to 2.6x, with mean and median multiples of 1.7x and 1.6x, respectively (as compared to 1.7x for Harborside), implying a value of $21.98 per share for Harborside based upon the mean of the multiples for the comparable companies. The multiple of LTM EBITDAR ranged from 7.0x to 14.4x, with mean and median multiples of 10.1x and 10.4x, respectively (as compared to 11.0x for Harborside), implying a value of $16.77 per share for Harborside on a similar basis. The multiple of LTM EBITDA ranged from 8.7x to 14.7x, with mean and median multiples of 10.7x and 11.0x, respectively (as compared to 11.5x for Harborside), implying a value of $18.39 per share for Harborside on a similar basis. The multiple of LTM EBIT ranged from 11.8x to 19.5x, with mean and median multiples of 14.7x and 14.6x, respectively (as compared to 14.2x for Harborside), implying a value of $21.48 per share for Harborside on a similar basis. The multiple of LTM EPS ranged from 13.4x to 28.7x, with mean and median multiples of 19.8x and 18.1x, respectively (as compared to 24.1x for Harborside), implying a value of $16.66 per share for Harborside on a similar basis. The multiple of 1998 EPS ranged from 11.4x to 24.1x, with mean and median multiples of 15.9x and 15.3x, respectively (as compared to 19.5x for Harborside), implying a value of $16.70 per share for Harborside on a similar basis. The multiple of 1999 EPS ranged from 10.1x to 20.3x, with mean and median multiples of 14.1x and 14.0x, respectively (as compared to 15.5x for Harborside), implying a value of $18.62 per share for Harborside on a similar basis. The multiple of market value of equity to book value of equity ranged from 1.5x to 13.1x, with mean and median multiple of 3.3x and 1.8x, respectively (as compared to 3.2x for Harborside), implying a value of $21.47 per share for Harborside on a similar basis.

  In applying the foregoing analyses to reach the conclusion expressed in the Schroders Opinion, Schroders noted that, except for the implied value per share of Harborside calculated on the basis of the mean of the operating bed values for the comparable companies, the Consideration to be received by the holders of shares of Harborside Common Stock exceeded each of the implied values based on the mean multiples for the comparable companies and fell within the range of multiples for the comparable companies. As noted below, in arriving at the Schroders Opinion, Schroders considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis, factor or ratio considered by Schroders.

  Comparable Transaction Analysis. Schroders considered the terms, to the extent publicly available, of selected transactions comparable to the Merger (the "Comparable Transactions") and sought to compare the Consideration with the considerations involved in such transactions. The Comparable Transactions and their pertinent dates were as follows: the announced acquisition of Paragon Health Network Inc. by Mariner Health Group, Inc. (announced April
1998); the announced acquisition by Fountain View, Inc. of Summit Care Corporation (announced February 1998); the acquisition by Integrated Health Services, Inc. of HealthSouth Corporation's skilled nursing facilities (completed December 1997); the acquisition by Extendicare Inc. of Arbor Health Care Company (completed December 1997); the acquisition by Sun Healthcare Group of Regency Health Services, Inc. (completed October 1997); the acquisition by Genesis Health Ventures, Inc. of The Multicare Companies, Inc. (completed October 1997); the announced acquisition by Sun Healthcare Group, Inc. of Retirement Care Associates, Inc. (announced February 1997); the acquisition by Paragon Health Network, Inc. of GranCare, Inc. (completed November 1997); the acquisition by Paragon Health Network, Inc. of Living Centers of America, Inc. (completed November 1997); the acquisition by HealthSouth Corporation of Horizon Healthcare Corporation (completed October
1997); the acquisition by Vencor, Inc. of TheraTx, Inc. (completed March
1997); the acquisition by Genesis Health Ventures, Inc. of Geriatric & Medical Companies, Inc. (completed October 1996); the acquisition by Vencor, Inc. of The Hillhaven Corporation (completed September 1995); the acquisition by GranCare, Inc. of Evergreen Healthcare, Inc. (completed July 1995); the acquisition by The Hillhaven Corporation of Nationwide Care, Inc. (completed July 1995); the acquisition by Living Centers of America, Inc. of The Brian Center Corporation (completed May 1995); and the acquisition by Sun Healthcare Group, Inc. of The Mediplex Group, Inc. (completed June 1994). Schroders reviewed the multiples of (i) Adjusted Enterprise Value to total operating beds, LTM revenues and LTM EBITDAR, (ii) Enterprise Value to LTM EBITDA and LTM EBIT and (iii) Market Value of Equity to Net Income and Book Value of Equity for each of the Comparable Transactions. The mean and median operating bed values were $84,600 and $74,500, respectively (as compared to $72,600 implied for Harborside). The operating bed values ranged from $39,500 to $165,500, with mean and median values of $84,600 and $74,500, respectively (as compared to $72,600 for Harborside), implying a value of $34.73 per share for Harborside based upon the mean of the values in the comparable transactions. The multiple of LTM revenues ranged from 1.2x to 2.5x, with mean and median multiples of 1.7x and 1.6x, respectively (as compared to 1.9x for Harborside), implying a value of $20.30 per share for Harborside based upon the mean of the multiples in the comparable transactions. The multiple of LTM EBITDAR ranged from 6.8x to 14.4x, with mean and median multiples of 10.1x and 9.6x, respectively (as compared to 12.3x for Harborside), implying a value of $16.99 per share for Harborside on a similar basis. The multiple of LTM EBITDA ranged from 5.1x to 16.3x, with mean and median multiples of 10.5x and 9.7x, respectively (as compared to 13.7x for Harborside), implying a value of $17.82 per share for Harborside on a similar basis. The multiple of LTM EBIT ranged from 6.5x to 30.8x, with mean and median multiples of 14.7x and 12.9x, respectively (as compared to 16.9x for Harborside), implying a value of $21.47 per share for Harborside on a similar basis. The multiple of LTM EPS ranged from 9.4x to 29.0x, with mean and median multiples of 21.2x and 22.2x, respectively (as compared to 24.1x for Harborside), implying a value of $17.79 per share for Harborside on a similar basis. The multiple of market value of equity to book value of equity ranged from 1.6x to 10.0x, with mean and median multiples of 3.6x and 2.7x, respectively (as compared to 4.0x for Harborside), implying a value of $23.43 per share for Harborside on a similar basis.

  In arriving at the fairness opinion, Schroders noted that except for the implied value per share of Harborside calculated on the basis of the mean of the operating bed values in the comparable transactions, the Consideration of $25.00 per share exceeded each of the implied values based on the mean multiples in the comparable transactions and fell within the range of multiples for the comparable transactions. As noted above and below, in arriving at its opinion, Schroders considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis, factor or ratio considered by it.

  In addition, Schroders reviewed and analyzed the premiums paid per share above market value in each of the Comparable Transactions and compared these premiums paid to the premium to be paid for Harborside implied by an assumed equity value of $25.00 per share of Harborside Common Stock as of April 9, 1998. For purposes of the following calculations, market value equals the per share closing stock price as of the relevant measuring date. Schroders analyzed the premiums paid in the Comparable Transactions at three different times prior to public announcement of the transactions. As of the date four weeks prior to announcement of the acquisitions, the premiums paid above market value ranged from 4.6% to 100.0% with a mean of 35.8% and a median of 31.3% (as compared to 5.0% for Harborside). As of the date one week prior to public announcement of the acquisitions, the premiums paid above market value ranged from 5.7% to 56.7% with a mean of 27.5% and a median of 24.6% (as compared to 19.4% for Harborside). As of the date one day prior to public announcement of the acquisitions, the premiums paid above market value ranged from -0.4% to 49.8% with a mean of 23.5% and a median of 22.6% (as compared to 22.3% for Harborside). Schroders noted that on February 6, 1998 a significant increase in the Company's share price and trading volume occurred following the announcement of the acquisition of Summit Care Corporation by Fountain View, Inc.

  Discounted Cash Flow Analysis. Schroders performed discounted cash flow analyses of the projected free cash flows of Harborside for the fiscal years 1998 through 2002 based on projections prepared by management. The discounted cash flow analyses of Harborside were determined by (i) adding (a) the present value of the projected free cash flows of Harborside for its base portfolio of facilities (the "Base Business") over the five-year period from 1998 to 2002,
(b) the present value of the projected free cash flows of Harborside for its anticipated acquisition growth plans (the "Growth Component") over the five-year period from 1998 to 2002, (c) the present value of the estimated terminal value of the Base Business at the end of 2003 and (d) the present value of the estimated terminal value of the Growth Component at the end of 2003 and (ii) subtracting the current net debt outstanding of Harborside. The range of estimated terminal values at the end of the five-year period was calculated by applying terminal multiples ranging from 8.0x and 10.0x to the projected 2003 EBITDA for the Base Business and to the Growth Component. Estimated cash flows and terminal values were discounted to present value using discount rates ranging from 11.5% to 13.5% for the Base Business, with particular focus on 12.5% and discount rates ranging from 25.0% to 30.0% for the Growth Component, with particular focus on 27.5%. Based on such terminal value multiples and discount rates, the sum of the Base Business and the Growth Component resulted in equity reference ranges for Harborside of approximately $18.72 to $28.81.

  In reaching the conclusion expressed in the Schroders Opinion, Schroders observed that the Consideration fell within the foregoing reference range of $18.72 to $28.81 per share of Harborside Common Stock. As noted above and below, however, Schroders considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis, factor or ratio considered by Schroders.

  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Schroders considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis, factor or ratio considered by it. Subject to the matters set forth in the Schroders Opinion, the judgments made by Schroders as to its analyses and the factors considered by Schroders caused Schroders to be of the opinion, as of the date of the Schroders Opinion, that the Consideration was fair, from a financial point of view, to the holders of the Company's Common Stock. Schroders' analyses must be considered as a whole and considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Schroders Opinion. In performing its analyses, Schroders made numerous assumptions with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Schroders' analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Estimated values do not purport to be appraisals or to reflect the prices at which businesses or companies may be sold in the future and such estimates are inherently subject to uncertainty.

  Schroders is an internationally-recognized investment banking firm with experience in the valuation of businesses and their securities in connection with mergers, acquisitions, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The extensive experience of Schroders' health care investment banking group in providing corporate finance and advisory services to companies in the long-term care industry was a significant factor in the Company's decision to select Schroders to be its financial advisor for the Merger.

  Schroders has performed investment banking and financial advisory services for the Company from time to time. In the ordinary course of business, Schroders actively trades the securities of the Company for its own account and the accounts of its customers and, accordingly, may at any time hold a long or a short position in such securities. Schroders may provide investment banking or financial advisory services to the Company or Investcorp in the future.

  Pursuant to the Engagement Letter, Harborside paid Schroders a fee of $250,000 (the "Fairness Opinion Fee") upon delivery of the Schroders Opinion and has agreed to pay, contingent upon consummation of the Merger, an additional fee (the "Transaction Fee") of approximately $2,250,000, equal to 0.75% of the aggregate consideration involved in the Merger, determined after including the amount of all indebtedness assumed or retired in connection with the Merger, and after deducting the amount of the Fairness Opinion Fee. Harborside has also agreed to reimburse Schroders for its out-of-pocket expenses incurred by it in connection with its engagement, including all fees and expenses of its counsel, not to exceed $25,000. In addition, Harborside has agreed to indemnify Schroders against certain expenses and liabilities in connection with its engagement. The Fairness Opinion Fee was not conditioned upon the conclusion reached by Schroders as to the fairness of the Consideration, nor upon the ultimate consummation of the Merger.

MERGER CONSIDERATION

  Subject to certain provisions as described herein with respect to fractional shares and Dissenting Shares, each issued and outstanding share of Harborside Common Stock will be converted, at the election of the holder thereof, into either (a) the right to receive $25.00 in cash or (b) the right to retain one share of Harborside Common Stock which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock and will have certain additional rights, powers, privileges and restrictions described in this Proxy Statement/Prospectus under the caption "DESCRIPTION OF HARBORSIDE CAPITAL STOCK--Harborside's Capital Stock Following the Merger" (which will relate primarily to the relationship between the Harborside Class A Common Stock and the other classes of capital stock to be authorized in connection with the Merger), except that (i) as described in greater detail below, all stockholders who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock,
(ii) an aggregate of 225,651 shares of Harborside Common Stock held by the Senior Management Stockholders will not be subject to the election described above and instead will be converted into the right to retain the same number of shares of Harborside Common Stock which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock, (iii) each other share of Harborside Common Stock held by the Senior Management Stockholders, constituting an aggregate of 106,663 shares of Harborside Common Stock, and each share of Harborside Common Stock held by certain other specified officers of the Company, constituting an aggregate of 3,846 shares of Harborside Common Stock, will not be subject to the election described above and instead will be converted into the right to receive $25.00 in cash, and (iv) shares of Harborside Common Stock held by Harborside, its subsidiaries, MergerCo or any of its affiliates will be canceled and retired.

  In addition, as of the Effective Time, the shares of MergerCo's Class B Stock, Class C Stock and Class D Stock issued and outstanding immediately prior to the Effective Time shall be converted into shares of Class B Common Stock, Class C Common Stock and Class D Common Stock, respectively, of the Company.

  The Merger Agreement requires that a number of shares of Harborside Common Stock equal to the Non-Cash Election Number be retained by existing Harborside stockholders (excluding Management Rollover Shares), and that each other share held by existing Harborside stockholders (excluding Management Rollover Shares) be converted into cash, as described above.

  The Non-Cash Election Number is a calculated number which will not be less than 361,500 nor more than 500,600, and will represent 6% of the total number of shares of all classes of the Company's common stock to be issued and outstanding immediately after giving effect to the Merger. The Non-Cash Election Number is calculated as the product (rounded to the nearest whole number) of (i) the sum of (A) the total number of shares of Common Stock (if any), Class A Stock (if any), Class B Stock, Class C Stock and Class D Stock of MergerCo outstanding immediately prior to the Effective Time of the Merger and (B) the Management Rollover Shares, multiplied by (ii) 0.06383, subject to the limitation that the Non-Cash Election Number shall not be less than 361,500 nor more than 500,600. The actual Non-Cash Election Number will depend on how many shares of the Class B Stock, Class C Stock and Class D Stock of MergerCo will be outstanding immediately prior to the Merger, which will depend on the aggregate amount of cash that MergerCo will need to raise from certain affiliates of Investcorp and other international investors through their purchase of such shares, at a price of $25.00 per share. The aggregate amount of cash that MergerCo will need to raise through its sale of common stock, and hence the number of shares that it will issue, will depend on the aggregate amount of proceeds raised in offerings of preferred stock and subordinated debt to institutional investors currently planned by MergerCo to provide part of the financing for the Merger. The amount of proceeds of these offerings will depend on market conditions at the time of the offerings. See "The MERGER--Merger Financings" and "DESCRIPTION OF CAPITAL STOCK-- Harborside's Capital Stock Following the Merger." It is expected that the Non-Cash Election Number will be determined shortly before the Special Meeting.

  The Berkshire Stockholders have committed to elect to retain a number shares of Harborside Common Stock equal to the Non-Cash Election Number. Thus, all stockholders who do not elect to retain Harborside Common Stock will be assured that they will receive $25.00 in cash for each share held by such stockholders, and all stockholders who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock. With respect to certain risks related to the retention of Harborside Common stock, see "RISK FACTORS" above.

  The following examples illustrate the potential effects of proration. The examples assume that the Non-Cash Election Number will be 361,500.

  A. HOLDER A OWNS 100 SHARES AND DOES NOT ELECT TO RETAIN ANY SHARES.

  Because the Berkshire Stockholders have committed to elect to retain an amount of shares of Harborside Common Stock equal to the Non-Cash Election Number (which, in this example, is 361,500), all stockholders who do not elect to retain shares of Harborside Common Stock will be assured that their shares will be converted into cash. Therefore, Holder A will receive $2,500 for its 100 shares in the Merger.

  B. HOLDER B OWNS 100 SHARES AND ELECTS TO RETAIN ALL ITS SHARES.

  Because the Berkshire Stockholders have committed to elect to retain an amount of shares of Harborside Common Stock equal to the Non-Cash Election Number (which, in this example, is 361,500), Holder B will not be able to retain all its shares and will be required to receive some cash. This is because the Non-Cash Election Number requirement has been exceeded and thus the number of shares which have been elected to be retained must be reduced in order to meet exactly the Non-Cash Election Number requirement. For example, if stockholders (including the Berkshire Stockholders) elect to retain 3,615,000 shares in the aggregate, then each holder, including Holder B, would be able to retain only 10% of such holder's shares in order to reduce the number of retained shares to 361,500 to meet the Non-Cash Election Number requirement. Therefore, Holder B would be able to retain only 10 shares (or 10% of its 100 shares) and would receive $2,250 in cash (90 shares at $25.00 per share). In the case of maximum proration (i.e., all stockholders elect to retain all their shares), Holder B would be able to retain only 4 shares and would receive $2,400 in cash.

  C. HOLDER C OWNS 100 SHARES AND ELECTS TO RETAIN 50 SHARES AND CONVERT 50 SHARES TO CASH.

  Because the Berkshire Stockholders have committed to elect to retain an amount of shares of Harborside Common Stock equal to the Non-Cash Election Number (which, in this example, is 361,500), all stockholders, including Holder C, who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock. Therefore, Holder C will not be able to retain 50 shares, as elected. Again, this is because the Non-Cash Election Number requirement has been exceeded and thus the number of shares which have been elected to be retained must be reduced in order to meet exactly the Non-Cash Election Number requirement. For example, if stockholders elected to retain 3,615,000 shares in the aggregate, then each holder, including Holder C, would be able to retain only 10% of the shares such holder elected to retain in order to reduce the number of retained shares to 361,500 to meet the Non-Cash Election Number requirement. Therefore, Holder C would be able to retain only 5 shares (or 10% of the 50 shares he elected to retain) and would receive $1,125 in cash (45 shares at $25.00 per share) for the remaining shares Holder C sought to retain, plus $1,250 in cash for 50 of the shares Holder C elected to convert to cash. If the stockholders elected to retain more than 3,615,000 shares in the aggregate, Holder C would receive fewer shares than in the example above, but would receive a commensurately greater amount of cash.

  The above examples assume that the Non-Cash Election Number will be 361,500. If the Non-Cash Election Number is greater, then for the purposes of the above examples (i) Holder A would receive the same treatment under the Merger and
(ii) Holders B and C would receive a greater number of shares, but would receive a commensurately smaller amount of cash.

  Fractional shares of Harborside Common Stock will not be issued in the Merger. Holders of Harborside Common Stock otherwise entitled to a fractional share of Harborside Common Stock following the Merger will be paid cash in lieu of such fractional share determined and paid as described under "-- Fractional Shares" below.

  Under Section 262 of the DGCL, a stockholder of the Company may dissent from the Merger and obtain payment for the fair value of such stockholder's shares of Harborside Common Stock. In order to properly dissent, (i) the dissenting stockholder must deliver to the Company, prior to the vote being taken on the Merger at the Special Meeting, a written demand for appraisal of such stockholder's shares of Harborside Common Stock if the Merger is effected and
(ii) the dissenting stockholder must not vote in favor of the Merger. See "STOCKHOLDERS' APPRAISAL RIGHTS" and Annex IV.

NON-CASH ELECTION

  Record holders of shares of Harborside Common Stock (other than the Restricted Management Stockholders) will be entitled to make a Non-Cash Election on or prior to the Election Date (as defined below under "--Non-Cash Election Procedure") to retain Non-Cash Election Shares. If the number of Electing Shares exceeds the Non-Cash Election Number, however, then (i) the number of Electing Shares covered by each Non-Cash Election to be converted into the right to retain Non-Cash Election Shares will be determined by multiplying the total number of Electing Shares covered by such Non-Cash Election by a proration factor (the "Non-Cash Proration Factor") determined by dividing the Non-Cash Election Number by the total number of Electing Shares and (ii) such number of Electing Shares will be so converted. All Electing Shares, other than those shares converted into the right to retain Non-Cash Election Shares as described in the immediately preceding sentence, will be converted into cash (on a consistent basis among stockholders who made the election to retain Non-Cash Election Shares, pro rata on the basis of the number of shares as to which they made such election) as if such shares were not Electing Shares.

  Because the Berkshire Stockholders have committed to elect to retain a number of shares of Harborside Common Stock equal to the Non-Cash Election Number, all stockholders who do not elect to retain Harborside Common Stock will be assured that they will receive $25.00 in cash for each share held by such stockholder, and all stockholders who elect to retain Harborside Common Stock will experience proration of such shares, resulting in their retaining only a portion of the shares of Harborside Common Stock they elect to retain and receiving $25.00 per share in cash for each of their other shares of Harborside Common Stock. A stockholder who receives cash and retains a portion of such stockholder's Harborside Common Stock may, depending on the particular circumstances of the stockholder, be required to treat the receipt of a portion of any cash received in the Merger as a distribution by the Company that is taxable to the stockholder as ordinary dividend income to the extent of the Company's current and accumulated earnings and profits dividend (rather than as the receipt of proceeds from the sale or exchange of the Harborside Common Stock, which would generally receive capital gain treatment). See "THE MERGER--Material Federal Income Tax Consequences--Stockholders Receiving Cash and Retaining a Portion of Their Stock."

  Upon consummation of the Merger, the Non-Cash Election Shares will be designated as shares of Harborside Class A Common Stock and will have the rights, powers, privileges and restrictions specified in the Restated Certificate of Incorporation of Harborside and described in this Proxy Statement/Prospectus. See Annex V attached hereto and "DESCRIPTION OF HARBORSIDE CAPITAL STOCK--Harborside Capital Stock Following the Merger." These rights, powers, privileges and restrictions will differ in certain respects from those of the Harborside Common Stock prior to the Merger. These differences will primarily relate to the rights, powers, privileges and restrictions of the Harborside Class A Common Stock relative to the other classes of capital stock of Harborside that will be authorized in connection with the Merger, including rights, powers, privileges and restrictions in connection with any merger of Harborside with another entity (other than the Merger) or any resale of shares of Harborside Class D Common Stock.

  The Harborside Class A Common Stock will differ from the Harborside Common Stock in the following respects. The rights of the holders of Harborside Class A Common Stock to receive dividends and distributions will be subject to the rights of the holders of the Harborside preferred stock to be authorized in connection with the Merger and will be co-equal to the rights of the holders of the other classes of common stock to be authorized in connection with the Merger. In the event of any stock dividend, subdivision, combination or reclassification of any other class of common stock, a corresponding change will be made to the Harborside Class A Common Stock so that it is not adversely affected. In the event of an initial public offering or sale of Harborside, the outstanding shares of Harborside Class A Common Stock (as well as the outstanding shares of Class B Common Stock, Class C Common Stock and Class D Common Stock of Harborside) will automatically be converted into shares designated as "Common Stock" of Harborside (without any separate class designation). In the event of the merger of Harborside with another entity (other than the Merger), the holders of Harborside Class A Common Stock will be entitled to receive the same per share consideration as is received by the holders of the other classes of common stock unless the holders of the Harborside Class A Common Stock agree otherwise. The holders of Harborside Class A Common Stock will have the right to "tag-along" in connection with any resale of Harborside Class D Common Stock by selling to the proposed purchaser up to the same percentage of their shares of Harborside Class A Common Stock as the percentage of the total number of shares of Harborside Class D Common Stock being sold in the transaction. The Harborside Class A Common Stock will be subject to mandatory redemption by Harborside if and to the extent that the holders thereof elect not to "tag-along" in connection with any such resale of Harborside Class D Common Stock. For a discussion of how the mandatory redemption provisions affect holders of Harborside Class A Common Stock, see "RISK FACTORS--Terms of Harborside Common Stock--Mandatory Redemption."

  With respect to certain risks related to the retention of Harborside Common Stock, see "RISK FACTORS."

NON-CASH ELECTION PROCEDURE

  The form for making a Non-Cash Election (the "Form of Election") is being mailed to holders of record of Harborside Common Stock concurrently with this Proxy Statement/Prospectus. FOR A FORM OF ELECTION TO BE EFFECTIVE, HOLDERS OF HARBORSIDE COMMON STOCK MUST PROPERLY COMPLETE SUCH FORM OF ELECTION, AND SUCH FORM OF ELECTION, TOGETHER WITH ALL CERTIFICATES FOR SHARES OF HARBORSIDE COMMON STOCK HELD BY SUCH HOLDER, DULY ENDORSED IN BLANK OR OTHERWISE IN FORM ACCEPTABLE FOR TRANSFER ON THE BOOKS OF THE COMPANY (OR BY APPROPRIATE GUARANTEE OF DELIVERY AS SET FORTH IN SUCH FORM OF ELECTION), MUST BE RECEIVED BY THE BANK OF NEW YORK (THE "EXCHANGE AGENT") AT ONE OF THE ADDRESSES LISTED ON THE FORM OF ELECTION AND NOT WITHDRAWN, BY 5:00 P.M., EASTERN TIME, ON THE SECOND BUSINESS DAY (THE "ELECTION DATE") PRECEDING THE DATE OF THE SPECIAL MEETING.

  The determinations of the Exchange Agent as to whether or not Non-Cash Elections have been properly made or revoked, and when such election or revocations were received, will be binding.

EFFECTIVE TIME OF THE MERGER

  The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such later time within 24 hours after such filing as the Company and MergerCo may agree to be specified in such Certificate of Merger. The filing of the Certificate of Merger will occur on the date of the Closing. Subject to certain limitations, the Merger Agreement may be terminated by either MergerCo or the Company if, among other reasons, the Merger has not been consummated on or before January 10, 1999. See "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger" and "--Termination."

CONVERSION/RETENTION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

  The conversion of shares of Harborside Common Stock (other than Dissenting Shares) into the right to receive cash or the right to retain shares of Harborside Common Stock (which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock) will occur at the Effective Time.

  As soon as practicable as of or after the Effective Time, the Exchange Agent will send a letter of transmittal to each holder of Harborside Common Stock (other than holders of Harborside Common Stock making a Non-Cash Election with respect to all of such holders' shares who have properly submitted Forms of Election and share certificates to the Exchange Agent). The letter of transmittal will contain instructions with respect to the surrender of certificates representing shares of Harborside Common Stock in exchange for cash.

  EXCEPT FOR HARBORSIDE COMMON STOCK CERTIFICATES SURRENDERED WITH A FORM OF ELECTION AS DESCRIBED ABOVE UNDER "--NON-CASH ELECTION PROCEDURE," STOCKHOLDERS OF THE COMPANY SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL.

  After the Effective Time, each holder of an outstanding certificate or certificates which prior thereto represented shares of Harborside Common Stock shall, upon surrender to the Exchange Agent of such certificate or certificates and acceptance thereof by the Exchange Agent, be entitled to the amount of cash, if any, into which the number of shares of Harborside Common Stock previously represented by such certificate or certificates surrendered shall have been converted pursuant to the Merger Agreement and a certificate or certificates representing the number of full shares of Harborside Common Stock, if any, to be retained by the holder thereof pursuant to the Merger Agreement which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock. The Exchange Agent will accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there will be no further transfer on the

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

records of the Company or its transfer agent of certificates representing shares of Harborside Common Stock which have been converted, in whole or in part, pursuant to the Merger Agreement into the right to receive cash, and if such certificates are presented to the Company for transfer, they will be canceled against delivery of cash and, if appropriate, certificates for retained Harborside Common Stock which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock. Until surrendered as contemplated by the Merger Agreement, each certificate for shares of Harborside Common Stock will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration contemplated by the Merger Agreement. No interest will be paid or will accrue on any cash payable as consideration in the Merger or in lieu of any fractional shares of retained Harborside Common Stock.

  No dividends or other distributions with respect to retained Harborside Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate for shares of Harborside Common Stock with respect to the shares of retained Harborside Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to the Merger Agreement until the surrender of such certificate in accordance with the Merger Agreement. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the holder of the certificate representing whole shares of retained Harborside Common Stock issued in connection therewith, without interest, (i) at the time of such surrender or as promptly thereafter as practicable, the amount of any cash payable in lieu of a fractional share of retained Harborside Common Stock to which such holder is entitled pursuant to the Merger Agreement and the proportionate amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such whole shares of retained Harborside Common Stock, and (ii) at the appropriate payment date, the proportionate amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of retained Harborside Common Stock.

FRACTIONAL SHARES

  No certificates or scrip representing fractional shares of retained Harborside Common Stock will be issued in connection with the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Company after the Merger. Each holder of shares of Harborside Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of retained Harborside Common Stock (after taking into account all shares of Harborside Common Stock delivered by such holder) will receive, in lieu thereof, a cash payment (without interest) equal to such fraction multiplied by $25.00.

CONDUCT OF BUSINESS PENDING THE MERGER

  Pursuant to the Merger Agreement, the Company has agreed to conduct its business and that of its subsidiaries prior to the Effective Time only in the ordinary course of business and in compliance with applicable law. See "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--Certain Pre-Closing Covenants."

CONDITIONS TO THE CONSUMMATION OF THE MERGER

  The obligations of Harborside and MergerCo to consummate the Merger are subject to various conditions, including, without limitation, obtaining requisite Harborside stockholder approval, obtaining certain regulatory approvals and third-party consents required in connection with and as a result of the Merger, the absence of any injunction or other legal restraint or prohibition preventing the consummation of the Merger and the absence of the occurrence of an event that has had or is reasonably likely to have a material adverse effect with respect to the Company. See "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison, special counsel to the Company, as to the material United States federal income tax consequences of the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, Treasury

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

Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This discussion does not address all the tax consequences that may be relevant to a particular stockholder in light of the stockholder's particular circumstances and it is not intended to be applicable in all respects to all categories of stockholders, some of whom--such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities or currencies, persons that hold Harborside Common Stock received in the exchange as a position in a "straddle," as part of a "synthetic security," "hedge," "conversion transaction" or other integrated investment, persons who received Harborside Common Stock as compensation or persons whose functional currency is other than United States dollars-- may be subject to different rules not discussed below. In addition, this discussion does not address any state, local or foreign tax considerations that may be relevant to a stockholder's decision whether to retain Harborside Common Stock pursuant to the Merger. This discussion addresses only Harborside Common Stock held as capital assets within the meaning of Section 1221 of the Code.

  ALL HOLDERS OF HARBORSIDE COMMON STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

  Characterization of the Merger for U.S. Federal Income Tax Purposes. For United States federal income tax purposes, MergerCo will be viewed as a transitory entity and therefore disregarded, and the Merger of MergerCo with and into the Company will be treated as a sale of a portion of a tendering stockholder's Harborside Common Stock to the stockholders of MergerCo and as a redemption of a portion of the stockholder's Harborside Common Stock by the Company. There is no published authority directly addressing how proceeds should be allocated between the sale and redemption. In view of such lack of authority, the Company intends to take the position that the percentage of a stockholder's Harborside Common Stock disposed of by the stockholder pursuant to the Merger which will be treated as sold to the stockholders of MergerCo will be a percentage of such Stock equal to (a) the amount contributed to MergerCo by the stockholders of MergerCo in exchange for MergerCo stock divided by (b) the aggregate amount of cash paid to stockholders pursuant to the Merger. The remainder of the stockholder's Harborside Common Stock disposed of in the Merger will be treated as redeemed by the Company. The Internal Revenue Service (the "IRS") could, however, adopt a different approach in determining the portion, if any, of a stockholder's Stock which is treated as redeemed by the Company. See "--Stockholders Receiving Cash" below for a discussion of the consequences of cash being deemed paid in redemption of Harborside Common Stock.

  As described more fully below, the United States federal income tax consequences of the Merger with respect to a particular stockholder will depend upon, among other things, (i) whether the stockholder retains any Harborside Common Stock pursuant to the Merger, (ii) the extent to which a stockholder is deemed to have sold its Harborside Common Stock to the stockholders of MergerCo or is deemed to have had its Harborside Common Stock redeemed by the Company and (iii) whether the redemption of a holder's Harborside Common Stock by the Company will qualify as a sale or exchange under Section 302 of the Code.

  Stockholders Receiving Cash and Retaining No Stock. To the extent that a stockholder is treated as having sold Harborside Common Stock to the stockholders of MergerCo, such stockholder will recognize capital gain or loss (assuming the Harborside Common Stock is held by such stockholder as a capital asset) equal to the difference between the amount realized on its deemed sale of Harborside Common Stock to the stockholders of MergerCo (i.e., the cash proceeds properly allocated to such sale) and the stockholder's adjusted tax basis in such Harborside Common Stock. The remainder of such stockholder's Harborside Common Stock is treated as being redeemed by the Company.

  A stockholder that receives cash and retains no Harborside Common Stock will recognize capital gain or loss on the redemption by the Company of such stockholder's Harborside Common Stock if the stockholder satisfies the requirements of the "termination of shareholder's interest" test of Section 302 of the Code. Under Section 302 of the Code, a redemption that completely terminates a stockholder's equity interest in a corporation

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

is treated as a sale or exchange of the redeemed stock. In applying the termination of shareholder's interest test, the constructive ownership rules of Section 318 of the Code apply. (See "--Stockholders Receiving Cash and Retaining a Portion of Their Stock" below for a more detailed discussion of the constructive ownership rules.) If a stockholder could meet the termination of shareholder's interest test except for attribution from family members, such attribution can be waived if a number of requirements are met, including the timely filing of an agreement with the IRS. Under certain circumstances, sales of Harborside Common Stock by a stockholder that are contemporaneous with the redemption by the Company of such stockholder's Harborside Common Stock for cash may be taken into account in determining whether the termination of shareholder's interest test is met. In the case of a stockholder that does not meet the termination of shareholder's interest test, see the discussion of Section 302 of the Code in "--Stockholders Receiving Cash and Retaining a Portion of Their Stock" below. Each stockholder should consult his or her own tax advisor as to the application of these rules to such stockholder's particular situation.

  Capital gain or loss recognized by the stockholder will be long-term capital gain or loss if the Harborside Common Stock was held by the stockholder for more than one year. Calculation of gain or loss must be made separately for each block of Harborside Common Stock owned by a stockholder (i.e., Harborside Common Stock acquired in a single transaction).

  Stockholders Receiving Cash and Retaining a Portion of Their Stock. First, to the extent that a stockholder is considered to have sold Harborside Common Stock to the stockholders of MergerCo, such stockholder will recognize either capital gain or loss (assuming the Harborside Common Stock is held by such stockholder as a capital asset) equal to the difference between the amount realized on its deemed sale of Harborside Common Stock to the stockholders of MergerCo (i.e., the cash proceeds properly allocated to such sale) and the stockholder's adjusted tax basis in such Harborside Common Stock. Such gain or loss generally will be long-term capital gain or loss if the Harborside Common Stock is held as a capital asset by the stockholder for more than one year. Second, a stockholder receiving cash and retaining Harborside Common Stock also will recognize either capital gain or loss to the extent that the portion of such stockholder's Harborside Common Stock that is treated as redeemed by the Company is treated as having been sold or exchanged under Section 302 of the Code with respect to such stockholder. In the case of a stockholder who receives cash and retains Harborside Common Stock, a redemption of Harborside Common Stock pursuant to the Merger will, as a general rule, be treated under
Section 302 of the Code as a sale or exchange, provided that at least one of the following tests is met: (a) there results from the exchange a "substantially disproportionate" reduction of the stockholder's equity interest in the Company; or (b) the receipt of cash in exchange for the stockholder's Harborside Common Stock is not "essentially equivalent to a dividend."

  In applying the foregoing tests, the constructive ownership rules of Section 318 of the Code apply. Thus, a stockholder generally takes into account Harborside Common Stock actually owned by the stockholder as well as Harborside Common Stock actually (and in some cases constructively) owned by others, but which the stockholder is treated as owning by reason of the application of the constructive ownership rules. Pursuant to the constructive ownership rules, a stockholder will be considered to own Harborside Common Stock owned, directly or indirectly, by certain members of the stockholder's family and certain related entities (such as corporations, partnerships, trusts and estates) in which the stockholder has an interest, as well as Harborside Common Stock which the stockholder has an option to purchase. Under certain circumstances, sales of Harborside Common Stock by a stockholder which are contemporaneous with such stockholder's exchange of Harborside Common Stock for cash pursuant to the Merger may be taken into account in determining whether any of the above tests are satisfied.

  A "substantially disproportionate" reduction will occur if the stockholder's percentage interest in each of the voting and common stock of the Company immediately after the exchange is less than 80% of such stockholder's percentage interest in the voting and common stock of the Company immediately before the exchange, and immediately after the exchange the stockholder owns less than 50% of the voting power of the Company.


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

  The receipt of cash by a stockholder pursuant to the Merger may not be "essentially equivalent to a dividend" if, as a result of the exchange, the stockholder has had a "meaningful reduction" in its proportionate equity interest in the Company. The IRS has stated that the "meaningful reduction" test is generally met by a minority stockholder with a minimal interest when there is any reduction in such a stockholder's interest, so long as such stockholder does not exercise any control over the affairs of the Company. Each stockholder should consult his or her own tax advisor as to the application of these rules to such stockholder's particular situation.

  To the extent that an exchange of Harborside Common Stock for cash pursuant to the Merger is treated as a sale because a stockholder meets any of the above tests, the stockholder will recognize gain or loss on the exchange in an amount equal to the difference between the amount of cash received allocable to the redemption of such stockholder's Harborside Common Stock by the Company and such stockholder's tax basis in such redeemed Harborside Common Stock. Provided the stockholder holds the Harborside Common Stock as a capital asset, such gain or loss will be a capital gain or loss and will be long-term capital gain or loss if the Harborside Common Stock was held more than one year. Calculation of gain or loss must be made separately for each block of Harborside Common Stock owned by a stockholder (i.e., Harborside Common Stock acquired in a single transaction). A stockholder may be able to designate which blocks and the order of such blocks of Harborside Common Stock to be tendered pursuant to the Merger.

  If a stockholder's exchange of Harborside Common Stock for cash pursuant to the Merger satisfies none of the foregoing tests under Section 302 of the Code, the receipt of cash by the stockholder will be treated as a distribution from the Company and will be taxed to the stockholder as ordinary dividend income to the extent of the Company's current and accumulated earnings and profits. Because such dividend treatment is determined by the particular facts and circumstances of the stockholder, it is uncertain whether or to what extent such dividend treatment will be required with respect to any particular stockholder who retains a portion of such stockholder's Harborside Common Stock. As a result, no opinion is being given as to whether or to what extent dividend treatment will be required. Any portion of such a distribution that is not taxed to the stockholder as a dividend will be treated first as a tax-free return of capital to the stockholder, reducing the tax basis of the stockholder's Harborside Common Stock by the amount of such portion of the distribution (but not below zero), with any amount in excess of the stockholder's tax basis taxable as capital gain (assuming the Harborside Common Stock was held as a capital asset).

  The Merger will have no tax consequences to a stockholder (and thus a stockholder will not incur any tax liability as a result of the consummation of the Merger), with respect to Harborside Common Stock retained by the stockholder.

  Backup Federal Income Tax Withholding. Payments in connection with the Merger may be subject to "backup withholding" at a 31% rate. Backup withholding generally applies if the stockholder (i) fails to furnish such stockholder's social security number or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) fails to properly report to the IRS interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such stockholder's current number and that such stockholder is not subject to backup withholding. To prevent backup withholding, each stockholder should complete the substitute IRS Form W-9 included in the Letter of Transmittal or the Non-Cash Election Form, as applicable. Certain persons generally are exempt from backup withholding, including corporations, financial institutions and certain foreign stockholders. In order to qualify for an exemption from backup withholding, a foreign stockholder must submit a properly executed IRS Form W-8 to the Company.

  Withholding for Non-U.S. Stockholders. Although a non-U.S. stockholder may be exempt from U.S. federal backup withholding, certain payments to non-U.S. stockholders are subject to U.S. withholding tax at a rate of 30%. The Company will withhold the 30% tax from the amount of gross cash payments made to non-U.S. stockholders pursuant to the Merger which is allocable to the redemption of such non-U.S. stockholder's Harborside Common Stock unless the Company determines that a non-U.S. stockholder is either exempt from the withholding tax or entitled to a reduced withholding rate under an income tax treaty. For purposes of this discussion, a "non-U.S. stockholder" means a stockholder who is not (i) a citizen or resident of the United

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

States, (ii) a corporation or partnership created or organized in the United States or under the law of the United States or of any State or political subdivision of the foregoing, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or
(iv) a "United States Trust." A United States Trust is generally any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. trustees have the authority to control all substantial decisions of the trust, or in the case of certain trusts, a trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. A non-U.S. stockholder will not be subject to the withholding tax if the payment from the Company is effectively connected with the conduct of a trade or business in the United States by such non-U.S. stockholder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. stockholder) and the non-U.S. stockholder has furnished the Company with a properly executed IRS Form 4224 prior to the time of payment. In addition, a non-U.S. stockholder, upon a proper showing to the Company, will not be subject to the withholding tax to the extent the payment is treated as being made for the sale or exchange of the non-U.S. stockholder's Harborside Common Stock, such payment is not effectively connected with a trade or business of the non-U.S. stockholder in the United States, and the non-U.S. stockholder was not present in the United States for a total of 183 days or more during the taxable year. A non-U.S. stockholder who is eligible for a reduced rate of withholding pursuant to a U.S. income tax treaty must certify such to the Company by providing to the Company a properly executed IRS Form 1001 prior to the time payment is made. A non-U.S. stockholder may be eligible to obtain from the IRS a refund of tax withheld if such non-U.S. stockholder is able to establish that no tax (or a reduced amount of tax) is due.

  THOUGH THE FOREGOING ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE MERGER, THE DISCUSSION DOES NOT ADDRESS EVERY FEDERAL INCOME TAX CONCERN WHICH MAY BE APPLICABLE TO A PARTICULAR STOCKHOLDER. EACH STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO SUCH STOCKHOLDER, IN THE LIGHT OF SUCH STOCKHOLDER'S PARTICULAR CIRCUMSTANCES, OF THE DISPOSITION OF STOCK PURSUANT TO THE MERGER.

ACCOUNTING TREATMENT

  The Merger will be accounted for as a recapitalization for financial reporting purposes. Accordingly, the historical basis of the Company's assets and liabilities will not be impacted by the transaction.

TREATMENT OF EXISTING COMPANY STOCK OPTIONS

  Pursuant to the stock option plan governing the Company Stock Options, all issued and outstanding Company Stock Options (which, as of June 30, 1998, had been granted to approximately 60 persons who are directors, officers and/or employees of the Company, including directors Messrs. Barnum, Benson, Bretholtz and Guillard and Ms. Crawford, and executive officers Messrs. Beardsley, Dell'Anno, Raso and Stephan) will automatically become vested and exercisable at the Effective Time. The Merger Agreement provides that each Company Stock Option issued and outstanding immediately prior to the Effective Time will be converted, at the election of the holder thereof and subject to the terms and conditions described in the Merger Agreement, into (i) the right to retain a fully vested and immediately exercisable option for the Elected Portion of the number of shares of Harborside Common Stock subject to such Company Stock Option immediately prior to the Effective Time at an exercise price per share equal to the exercise price of such Company Stock Option immediately prior to the Effective Time, and/or (ii) the right to receive an amount in cash equal to (a) the excess, if any, of $25.00 over the per share exercise price of such Company Stock Option, multiplied by (b) the number of shares of Harborside Common Stock which are subject to such Company Stock Option immediately prior to the Effective Time but which are not part of the Elected Portion thereof (if any), reduced by (c) any applicable withholding taxes. As a result of the automatic vesting described above, Company Stock Options representing an aggregate of 380,417 shares of Harborside Common Stock (at a weighted average exercise price of $14.53 per share) which

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

were not previously vested will become vested and exercisable at the Effective Time in connection with the Merger. Based on the $25.00 per share cash consideration being offered for each share of Harborside Common Stock, the aggregate value of the benefit of such automatic vesting, assuming all option holders were to elect to receive cash for their shares, would be $3,982,966.

DIRECTORS RETAINER FEE PLAN

  The Company currently has in effect a Directors Retainer Fee Plan pursuant to which independent directors (currently Messrs. Barnum, Benson and Bretholtz and Ms. Crawford) may elect to (i) receive certain fees relating to their service as directors in cash or in shares of Harborside Common Stock or (ii) defer payment of such fees and credit such fees to a Share Unit Account consisting of Share Units that are equivalent in value to shares of Harborside Common Stock. The Merger Agreement provides that each Share Unit outstanding immediately prior to the Effective Time will be canceled in exchange for the right of the holder thereof to receive an amount in cash equal to the product of (i) the number of Share Units in such holder's Share Unit Account outstanding immediately prior to the Effective Time and (ii) $25.00. Based on the total number of Share Units outstanding as of June 30, 1998, such cash amount would equal approximately $62,110, in the case of Robert T. Barnum, approximately $59,110, in the case of David F. Benson, and approximately $14,110, in the case of Sally W. Crawford. As of June 30, 1998, Mr. Bretholtz had no outstanding Share Units in his Share Unit Account.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain directors and executive officers of the Company have interests, described herein, that may present them with conflicts of interest in connection with the Merger. The Board of Directors (including the independent members of the Board) is aware of the interests described below and considered them in addition to the other matters described under "THE MERGER-- Recommendation of the Board of Directors; Reasons for the Merger" when it approved the Merger Agreement and recommended that stockholders vote in favor of the Merger. As more fully described under "The MERGER--Recommendation of the Board of Directors; Reasons for the Merger," the Board concluded that the Merger Agreement, and the transactions contemplated thereby, do not provide for material differences between the treatment of unaffiliated stockholders and affiliated stockholders, and that the interests of the management directors and officers are reasonable in the context of the entire transaction.

  Pursuant to the Merger Agreement, 177,688, 47,563 and 400 shares of Harborside Common Stock held by Messrs. Guillard, Dell'Anno and Stephan, respectively, will not be subject to the election to receive cash or retain stock available generally to other stockholders and instead will be converted into the right to retain the same number of shares of Harborside Common Stock, which will be denominated as shares of Company Class A Common Stock as of the Effective Time (the same denomination as the shares of Harborside Common Stock to be retained by other existing Harborside stockholders). Each Management Cash-Out Share also will not be subject to such election and instead will be converted into the right to receive $25.00 in cash from the Company following the Merger. Shares of Harborside Common Stock held by officers and directors of Harborside (other than the shares referred to in the preceding two sentences) will be subject to the same election as will be available generally to other stockholders.

  After giving effect to the Merger, the percentage of common stock of the Company (not including stock options, which are discussed below) to be owned by Mr. Guillard will range from 2.1% (assuming the Non-Cash Election Number equals 500,600) to 2.9% (assuming the Non-Cash Election Number equals 361,500). The percentage of common stock of the Company to be owned by Messrs. Stephan and Dell'Anno will, regardless of the Non-Cash Election Number, be less than 1% after giving effect to the Merger.

  Douglas Krupp, a director of the Company, is an affiliate of three out of the four entities that constitute the Berkshire Stockholders and, as a result of his affiliate status, is deemed to beneficially own approximately 42% of the Company's shares. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." Pursuant to the Stockholder Agreement, the Berkshire Stockholders have agreed to make

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

Non-Cash Elections with respect to an amount of Harborside Common Stock equal to the Non-Cash Election Number, a calculated number which will represent 6% of the total number of shares of common stock of the Company after giving effect to the Merger. Assuming no other Harborside stockholder other than the Berkshire Stockholders elects to receive Non-Cash Election Shares in connection with the Merger, the Berkshire Stockholders will own 6% of Company's common stock after giving effect to the Merger and Mr. Krupp, by virtue of his affiliate status, will be deemed to beneficially own approximately 3% of the Company's common stock. If other Harborside stockholders elect to retain shares in connection with the Merger, the amount of shares to be retained by the Berkshire Stockholders will be subject to proration, and the percentage of the Company's common stock deemed to be owned by Mr. Krupp will be reduced accordingly. The aggregate cash consideration that the Berkshire Stockholders who are affiliates of Mr. Krupp will receive for their 3,382,305 shares (representing approximately 42% of the shares of Harborside Common Stock outstanding as of the Record Date) in connection with the Merger will depend on the actual Non-Cash Election Number and the number of shares as to which other Harborside stockholders make a Non-Cash Election. Assuming that no Harborside stockholder other than the Berkshire Stockholders elects to receive Non-Cash Election Shares in connection with the Merger, the aggregate cash consideration that such Berkshire Stockholder affiliates will receive for their shares in connection with the Merger will range from $72,042,625 (assuming the Non-Cash Election Number equals 500,600) to $75,520,125 (assuming the Non-Cash Election Number equals 361,500). If other Harborside stockholders elect to retain shares in connection with the Merger, the amount of shares to be retained by such Berkshire Stockholder affiliates will be subject to proration, and any shares not retained by such Berkshire Stockholder affiliates as a result of such proration will be converted into the right to receive $25.00 in cash.

  All of the Company Stock Options issued to directors and other employees that have not as of yet vested will vest as a result of the Merger transaction, and be treated as described in "--Treatment of Existing Company Stock Options" above. The following table reflects the maximum cash amount that directors and executive officers of the Company may elect to receive in respect of their Company Stock Options upon consummation of the Merger.

                                                                      NET OPTION
   NAME                                                                PROCEEDS
   ----                                                               ----------
   Robert T. Barnum.................................................. $  264,585
   Bruce J. Beardsley(1).............................................    435,378
   David F. Benson...................................................    264,585
   Robert M. Bretholtz...............................................    264,585
   Sally W. Crawford.................................................    264,585
   Damian N. Dell'Anno(2)............................................    916,643
   Michael E. Gomez, R.P.T...........................................    448,906
   Stephen L. Guillard...............................................  1,854,500
   Kenneth Montgomery................................................    249,500
   Steven V. Raso(1).................................................    278,800
   William H. Stephan(1).............................................    432,506
                                                                      ----------
     Total........................................................... $5,674,573
                                                                      ==========

--------
(1) Messrs. Beardsley, Raso and Stephan are expected to elect to retain certain of their Company Stock Options which are exercisable into an aggregate of 39,162, 15,850 and 38,332 shares of Harborside Common Stock, respectively, because the grant of new stock options to them under the Company's new Stock Option Plan is contingent upon such elections. The amounts reflected under "Net Option Proceeds" assume that such options will be retained. After giving effect to the Merger, such options will, in each case, represent less than 1% of the common stock of the Company on a fully diluted basis.
(2) Pursuant to a letter agreement, dated April 15, 1998, with the Company, Mr. Dell'Anno has agreed to retain certain of his Company Stock Options which are exercisable into an aggregate of 10,560 shares of Harborside Common Stock. The amounts reflected under "Net Option Proceeds" assume that such options will be retained. After giving effect to the Merger, such options will represent less than 1% of the common stock of the Company on a fully diluted basis.

  Harborside and Messrs. Guillard, Dell'Anno, Stephan, Beardsley and Raso intend to enter into employment agreements following the Effective Time (collectively, the "Employment Agreements"). Under the terms of the Employment Agreements, Mr. Guillard will serve as President and Chief Executive Officer of the Company and will receive a minimum base salary payable at an annual rate of $345,000, Mr. Dell'Anno will serve as Executive Vice President and Chief Operating Officer of Harborside and will receive a minimum base salary payable at an annual rate of $225,000, Mr. Stephan will serve as Senior Vice President and Chief Financial Officer of Harborside and will receive a minimum base salary payable at an annual rate of $190,000, Mr. Beardsley will serve as Senior Vice President of Acquisitions of Harborside and will receive a minimum base salary payable at an annual rate of $200,000 and Mr. Raso will serve as Senior Vice President of Reimbursement of Harborside and will receive a minimum base salary payable at an annual rate of $135,000. These salaries will be payable retroactively from April 1, 1998. The salaries of Messrs. Guillard, Dell'Anno, Stephan, Beardsley and Raso will be increased to $375,000, $240,000, $200,000, $215,000 and $145,000, respectively, effective April 1,
1999. Under the terms of these Employment Agreements, the salaries of each officer will be subject to further adjustment at the discretion of the Compensation Committee of the Board of Directors of the Company.

  The Employment Agreements also will provide (i) for an annual bonus to be paid to Messrs. Guillard, Dell'Anno, Stephan, Beardsley and Raso, part of which will be based upon achievements of specific performance targets and part of which will be discretionary, in maximum amounts of 120% of base salary, 96% of base salary, 78% of base salary, 78% of base salary and 78% of base salary, respectively, and (ii) that upon termination of employment prior to an initial public offering, the Company will have certain rights to call from such officers shares of Harborside capital stock owned by such officers (including shares underlying then-exercisable stock options), and such officers will have certain rights to put such shares to an affiliate of Investcorp (subject to a right of first refusal in favor of the Company).

  Each officer will have the right to terminate his Employment Agreement on 30 days notice. The Company will have the right to terminate an Employment Agreement without obligation for severance only for "Good Cause." The Employment Agreements will provide for severance benefits to be paid in the event an officer's employment is terminated if such termination is, in the case of termination by the Company, without Good Cause, or, in the case of termination by an officer, for "Good Reason." If the Company terminates the employment of an officer without Good Cause or the officer terminates his employment for Good Reason, the officer will be entitled to receive severance benefits which will include (i) the vesting of the pro rata portion of stock options subject to vesting in the then current year attributable to the part of the year that the officer was employed, if the applicable performance targets are met, (ii) the ability to exercise vested stock options for the period ending on the earlier of the date that is 180 days from the date his employment is terminated or the specific expiration date stated in the options, and (iii) in the case of Mr. Guillard, for the period ending 24 months after termination, and in the case of Messrs. Dell'Anno, Stephan, Beardsley and Raso, for the period ending 12 months after termination, payment of the officer's compensation at the rate most recently in effect; subject to such officer's compliance with noncompetition and nonsolicitation covenants for such 12 or 24 month period, as applicable.

  "Good Cause" will be defined as (i) the officer's conviction of a felony,
(ii) commission of an act of fraud involving dishonesty for personal gain which is injurious to the Company, (iii) willful engagement in gross misconduct injurious to the Company, or (iv) willful and continuous failure to substantially perform assigned duties consistent with the officer's position, provided that the officer is given notice and the opportunity to cure such failure.

  "Good Reason" will exist if (i) the Company reduces salary or bonus opportunities, (ii) there is an adverse change in the officer's duties, (iii) the Company forces the officer to relocate, (iv) in the case of Mr. Guillard, Mr. Guillard is not elected to the Board of Directors of the Company, or (v) the Company commits a material breach of the Employment Agreement and does not cure such breach within 30 days after being notified by the officer of such breach, provided the officer has given to the Company within 30 days of first becoming aware of the facts constituting such breach.

  Following the Effective Time, the Company intends to adopt the Stock Option Plan. The number of shares that will be available to be awarded under the Stock Option Plan will be approximately 10% of the shares of common stock of Harborside outstanding immediately after the Effective Time, determined after giving effect to the exercise of the options issued or issuable under the Stock Option Plan. Options to purchase approximately 7.7% of such shares (determined on such basis) are expected to be granted to current members of Harborside's management upon consummation of the Merger. Options for the remaining approximately 2.3% of the shares of capital stock of Harborside (determined on such basis) will be reserved for grant to current or future officers and employees of the Company. Messrs. Guillard, Dell'Anno, Stephan, Beardsley and Raso are expected to receive seven-year options to purchase 2.06%, 1.34%. 0.93%, 0.93% and 0.65%, respectively, of the shares of common stock of the Company outstanding immediately after the Effective Time, determined after giving effect to the exercise of the options issued or issuable under the Stock Option Plan, at a price of $25.00 per share, contingent in the cases of Messrs. Dell'Anno, Stephan, Beardsley and Raso upon their electing in connection with the Merger to retain Company Stock Options previously granted to them with respect to 10,560, 38,332, 39,162 and 15,580 shares, respectively, rather than electing to receive cash for their options with respect to such shares. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "THE MERGER--Treatment of Existing Company Stock Options."

  The Stock Option Plan will be administered by Harborside's Board of Directors or a committee designated by the Board. The Board will designate which employees of the Company will be eligible to receive awards under the Stock Option Plan, and the amount, timing and other terms and conditions applicable to such awards. Options will be exercisable in accordance with the terms established by the Board. Options will expire on the date determined by the Board, which will not be later than 30 days after the seventh anniversary of the grant date. An optionee will have certain rights to put to the Company, and the Company will have certain rights to call from the optionee, vested stock options issued to the optionee under the Stock Option Plan upon termination of the optionee's employment with the Company prior to an initial public offering.

  Directors of the Company who have previously deferred certain director fees pursuant to the Company's Directors Retainer Fee Plan will, as a result of the Merger transaction, receive cash in exchange for such deferred compensation. See "--Directors Retainer Fee Plan," above.

  Pursuant to Change in Control Agreements dated as of January 15, 1998, at the Effective Time each of Messrs. Guillard, Dell'Anno, Stephan, Beardsley and Raso will receive a payment equal to his annual salary, except for Mr. Guillard who will receive a payment equal to 1.5 times his annual salary. The amounts of such payments will be as follows: Mr. Guillard, $517,500; Mr. Dell'Anno, $225,000; Mr. Stephan, $190,000; Mr. Beardsley, $200,000; and Mr.
Raso, $135,000. In addition, the Change in Control Agreements provide that all outstanding loans made by the Company to such officers for the purchase of stock will be forgiven as of the Effective Time. Messrs. Guillard and Dell'Anno have such outstanding loans from the Company which, as of March 31, 1998, had a remaining balance of $225,660 and $110,184, respectively. The purpose of the Change in Control Agreements was to induce such officers to remain in the employ of the Company and to assure them of fair severance should their employment terminate in specified circumstances following a change in control of the Company. Such officers are entitled to the payments and loan forgiveness described above because the Merger constitutes a "change in control" under the terms of the Change in Control Agreements. The Change in Control Agreements also provide that if such officer's employment with the Company is terminated by the Company for any reason other than cause within 12 months following a change in control, (i) such officer is entitled to receive all accrued but unpaid salary and bonus amounts plus a lump-sum cash payment equal to the amount of such officer's base salary (1.5 times the base salary in the case of Mr. Guillard) at the rate in effect immediately prior to the date of termination or at the rate immediately prior to the change in control, whichever is higher, (ii) any unvested stock options previously granted to such officer will automatically vest, (iii) subject to certain exceptions, the Company will provide such officer with continued participation in its benefit plans for two years,

(iii) the Company will take all steps necessary to fully vest such officer in the Supplemental Executive Retirement Plan dated as of September 15, 1995 and the Company's 401(k) Plan, (iv) the Company will reimburse such officer for outplacement services up to a maximum reimbursement of $15,000 and (v) the Company will reimburse such officer for any legal fees incurred as a result of such termination. The Change in Control Agreements are expected to be terminated by mutual agreement of the parties as of the Effective Time, except that the Company will comply with its obligations under the provisions described in the first sentence of this paragraph.

  The Merger Agreement provides that, at the Effective Time, the Company will enter into a master rights agreement for the benefit of the Berkshire Stockholders and the investors in MergerCo, which agreement will provide, among other things, for the following: (i) certain rights to participate in future equity financings (which rights will be available to all stockholders of the Company who retain shares of Harborside Common Stock in connection with the Merger); (ii) certain registration rights; and (iii) certain rights to receive periodic information regarding the Company. See "THE MERGER AGREEMENT--Master Rights Agreement."

  The Company has entered into a Non-Compete Agreement, dated as of April 15, 1998, with each of Douglas Krupp, a director and beneficial stockholder of the Company, and George Krupp, a beneficial stockholder of the Company, pursuant to which each such individual has agreed for a one-year period commencing at the Effective Time not to engage in certain business activities or to own certain equity interests in any person or entity that engages in such business activities. Pursuant to such agreements, the Company has agreed to pay $250,000 to each of such individuals at the Effective Time.

  Pursuant to the Merger Agreement, the Company has agreed that for six years after the Effective Time, it will indemnify all current and former directors, officers, employees and agents of the Company and its subsidiaries and will, subject to certain limitations, maintain for six years a directors' and officers' insurance and indemnification policy containing terms and conditions which are not less advantageous than the policy in effect as of the date of the Merger Agreement. See "MATERIAL PROVISIONS OF THE MERGER AGREEMENT-- Indemnification and Insurance."

AGREEMENTS WITH CERTAIN STOCKHOLDERS

  See "CERTAIN RELATED AGREEMENTS" for a description of the Stockholder Agreement among MergerCo and the Subject Stockholders and the Non-Compete Agreements between the Company and each of Douglas Krupp and George Krupp.

EXECUTIVE OFFICERS AND DIRECTORS OF MERGERCO

  Because MergerCo is an acquisition vehicle established solely to consummate the Merger, it does not have any executive officers other than Christopher J. O'Brien, who has been appointed as President and Secretary in order to effect the consummation of the Merger. Mr. O'Brien will not be an officer of Harborside after the Merger and has no interest in the Merger other than as an executive and employee of Investcorp. In addition, Mr. O'Brien currently serves as the sole director of MergerCo and will continue as a director of Harborside after the Merger. Immediately prior to the Merger, the Senior Management Stockholders are expected to become directors of MergerCo and will continue as directors of Harborside after the Merger. They will not receive any compensation for serving as such. See, however, "--Interests of Certain Persons in the Merger." In addition, immediately prior to the Merger, Charles
J. Philippin, Christopher J. Stadler and Savio W. Tung are expected to become directors of MergerCo and will continue as directors of Harborside after the Merger. They will not receive any compensation for serving as such and will have no interests in the Merger other than as executives or employees of Investcorp.

DELISTING OF HARBORSIDE COMMON STOCK FROM NYSE

  As a result of the Merger, it is likely that the Harborside Common Stock will no longer meet the listing requirements of the NYSE and the NYSE may unilaterally act to delist the Harborside Common Stock from the

NYSE. Even if the NYSE does not act unilaterally to delist the Harborside Common Stock, it is MergerCo's intention that, after the Effective Time, the Harborside Common Stock will not be listed on the NYSE or any other national securities exchange. Harborside and MergerCo have each agreed, pursuant to the Merger Agreement, to cooperate in taking, or causing to be taken, all actions necessary to delist the Harborside Common Stock from the NYSE. The delisting of the Harborside Common Stock is likely to have a material adverse effect on the trading market for, and the value of, the Harborside Common Stock and there can be no assurance that any trading market will exist for the Harborside Common Stock after the Merger.

TERMINATION OF SEC REPORTING

  As a result of the Merger, it is expected that the shares of Harborside Common Stock will be held by fewer than 300 stockholders of record. In such a case, the Company will deregister the Harborside Common Stock from the reporting requirements of the Exchange Act. If the Harborside Common Stock is so deregistered, the Company will not be required to comply with the proxy or periodic reporting requirements of the Exchange Act and does not plan to provide any reports or information to its public stockholders other than pursuant to the right to inspect the books and records of Harborside as required by Delaware law. As a result, the information available to stockholders on the business and financial condition of the Company would be reduced, which could have a material adverse effect on the value of the Harborside Common Stock. Although Harborside currently plans to register certain debt securities and exchangeable preferred stock under the Securities Act, Harborside will remain subject to the reporting requirements of the Exchange Act only for a limited period of time and will remain subject to the applicable reporting requirements of the terms of such securities only until such securities are repaid or redeemed. In addition, under the terms of such securities, the Company will be required to deliver reports only to the holders of such securities and not to holders of Harborside Common Stock.

RESALE OF RETAINED HARBORSIDE COMMON STOCK FOLLOWING THE MERGER

  The Harborside Common Stock to be retained in connection with the Merger will be freely transferable, except that shares retained by any stockholder who may be deemed to be an "affiliate" (as defined under the Securities Act and generally including, without limitation, directors, certain executive officers and beneficial owners of 10% or more of a class of capital stock) of the Company for purposes of Rule 145 under the Securities Act will not be transferable except in compliance with the Securities Act. This Proxy Statement/Prospectus does not cover sales of Harborside Common Stock retained by any person who may be deemed to be an affiliate of the Company.

MERGER FINANCINGS

  At the time of the Merger, MergerCo expects to have received common equity contributions of approximately $160 million from affiliates of Investcorp and certain other international investors, including the companies identified as stockholders under the caption "HH ACQUISITION CORP," at a price of $25.00 per share. In addition, at the Effective Time, Harborside currently intends to issue an aggregate of approximately $100 million in gross proceeds of subordinated debt and an aggregate of approximately $40 million in gross proceeds of exchangeable preferred stock in either the public or private markets, and enter into a senior secured credit facility for approximately $250 million (which amount will be available for, among other things, synthetic lease financings). These financing arrangements will be in addition to the Company's existing capital lease obligations and mortgage loans. The subordinated debt securities are expected to be in the form of senior subordinated notes due in approximately ten years. The exchangeable preferred stock is expected to be non-voting except in certain circumstances, subject to mandatory redemption in approximately 12 years and exchangeable at the option of the Company into subordinated debt under certain circumstances. The proceeds of the new debt and preferred stock issuances, the funds available under the new senior secured credit facility and the common equity contributions will be used to finance the conversion into cash, in the Merger, of approximately 91% of the Harborside Common Stock currently outstanding, to refinance certain existing indebtedness of Harborside, to pay the fees and expenses associated with the Merger and the Merger Financings, to finance the working capital needs of Harborside, to finance acquisitions and for general corporate purposes. It is currently expected that less than $15 million of borrowings and lease financings will be outstanding under the new senior secured credit facility upon consummation of the Merger. See "RISK FACTORS--Substantial Leverage; Liquidity."

  The actual financing arrangements as well as the expected level of outstanding borrowings under the new senior secured credit facility will not be determined until shortly before the Effective Time and may be different from those outlined above based on market conditions and whether the Company chooses to refinance certain existing indebtedness. Depending on pricing and other market conditions at the time of the offering of subordinated debt and exchangeable preferred stock, MergerCo may determine that in order to have the optimal financing for MergerCo under those conditions, the actual gross proceeds of such offering should be higher or lower than $140 million. To the extent that the amount of such gross proceeds differs from $140 million, the amount of the common equity contributions and/or the amount of borrowings under the new senior secured credit facility will be adjusted, or other financing arrangements will be made, in order to result in the same total proceeds from such offering and other sources in the aggregate. However, MergerCo has agreed in the Merger Agreement that the common equity contributions from investors in MergerCo will not be less than $135 million.

  Consummation of these financing arrangements are not conditions to the consummation of the Merger. The Merger Agreement contains a representation and warranty from MergerCo that it will have sufficient funds available to consummate the Merger. Investcorp Bank E.C., an affiliate of Investcorp, has agreed to cause MergerCo to perform its obligations under the Merger Agreement and to be liable in the event MergerCo fails to perform any of such obligations.

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following unaudited pro forma consolidated financial information (the "Pro Forma Financial Information") is based on the audited historical financial statements of the Company and the unaudited historical financial statements of Access Rehabilitation, the Massachusetts Facilities, the Dayton Facilities, the Connecticut Facilities, the Briarfield Facilities and the Rhode Island Facilities. The Pro Forma Financial Information and accompanying notes should be read in conjunction with the historical financial statements included elsewhere herein pertaining to the Company, the Massachusetts Facilities and the Dayton Facilities, in addition to the other financial information included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The unaudited pro forma consolidated statements of operations for the year ended December 31, 1997 and the three months ended March 31, 1998 have been prepared to give effect to: (i) the Completed 1997 Acquisitions; (ii) the Completed 1998 Acquisitions; and (iii) the Merger, as if each had occurred on January 1, 1997; and exclude non-recurring items directly attributable to the Merger. The unaudited pro forma consolidated balance sheet as of March 31, 1998 has been prepared as if each such transaction not yet consummated on March 31, 1998 had occurred on that date.

  The unaudited pro forma adjustments are based upon available information and certain assumptions and adjustments described in the accompanying notes. The Pro Forma Financial Information is not necessarily indicative of either future results of operations or the results that might have been achieved if the transactions reflected therein had been consummated on the indicated dates.

  For the purpose of presenting the unaudited pro forma consolidated statements of operations, "Completed 1997 Acquisitions Combined" refers to the historical results of operations of the entities acquired as part of the Completed 1997 Acquisitions, as adjusted, and "Completed 1998 Acquisitions Combined" refers to the historical results of operations of the entities acquired as part of the Completed 1998 Acquisitions, as adjusted.

  For the purpose of presenting the unaudited pro forma consolidated balance sheet, "Completed 1998 Acquisitions" refers to the historical balance sheets of the entities acquired as part of the Completed 1998 Acquisitions, as adjusted.

  As used in the Unaudited Pro Forma Consolidated Financial Information, (i) "Pro Forma Before Completed 1998 Acquisitions" gives pro forma effect to the Completed 1997 Acquisitions, (ii) "Pro Forma Before Merger" gives pro forma effect to the Completed 1997 Acquisitions and the Completed 1998 Acquisitions, and (iii) "Pro Forma" gives pro forma effect to each of the foregoing acquisitions and the Merger.

                       HARBORSIDE HEALTHCARE CORPORATION

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                                        FOR THE YEAR ENDED DECEMBER 31, 1997
                             ---------------------------------------------------------------------------------------------------
                                                       PRO FORMA
                             HARBORSIDE   COMPLETED      BEFORE     COMPLETED
                             HEALTHCARE      1997      COMPLETED       1998     PRO FORMA    MERGER
                             CORPORATION ACQUISITIONS     1998     ACQUISITIONS  BEFORE    ADJUSTMENTS    PRO FORMA
                                 (A)     COMBINED (B) ACQUISITIONS COMBINED (C)  MERGER        (D)           (N)
                             ----------- ------------ ------------ ------------ ---------  -----------    ----------
                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Total net revenues.......     $ 221,777    $63,684      $285,461     $19,873    $ 305,334   $     31 (E)  $  305,365
Expenses:
 Facility operating......       176,404     51,155       227,559      15,305      242,864        --          242,864
 Management fees.........           --       1,384         1,384       1,753        3,137        --            3,137
 General and
  administrative.........        10,953        379        11,332         --        11,332        --           11,332
 Service charges paid to
  affiliates.............           708        --            708         --           708      1,200 (F)       1,908
 Depreciation and
  amortization...........         4,074        --          4,074         --         4,074      2,467 (G)       6,541
 Synthetic lease rent....           511      1,173         1,684       2,602        4,286     (4,286)(H)         --
 Facility rent...........        11,935      7,783        19,718         --        19,718        --           19,718
                              ---------    -------      --------     -------    ---------   --------      ----------
 Total expenses..........       204,585     61,874       266,459      19,660      286,119       (619)        285,500
                              ---------    -------      --------     -------    ---------   --------      ----------
Income from operations...        17,192      1,810        19,002         213       19,215        650          19,865
Other:
 Interest expense, net...        (5,853)       --         (5,853)        --        (5,853)   (13,164)(I)     (19,017)
 Loss on investment in
  limited partnership....          (189)       --           (189)        --          (189)       --             (189)
                              ---------    -------      --------     -------    ---------   --------      ----------
Income before income
 taxes...................        11,150      1,810        12,960         213       13,173    (12,514)            659
Income taxes.............        (4,347)      (706)       (5,053)        (83)      (5,136)     4,880 (J)        (256)
                              ---------    -------      --------     -------    ---------   --------      ----------
Net income...............     $   6,803    $ 1,104      $  7,907     $   130    $   8,037   $ (7,634)     $      403
                              =========    =======      ========     =======    =========   ========      ==========
Net income...............     $   6,803                                         $   8,037                 $      403
Preferred dividends......           --                                                --                      (5,020)(K)
                              ---------                                         ---------                 ----------
Net income (loss)
 available (attributable)
 to common stockholders..     $   6,803                                         $   8,037                 $   (4,617)
                              =========                                         =========                 ==========
Net income (loss) available
 (attributable) to common
 stockholders per share:
 Basic...................     $    0.85                                         $    1.00                 $    (0.66)
                              =========                                         =========                 ==========
 Diluted.................     $    0.84                                         $    0.99                 $    (0.66)
                              =========                                         =========                 ==========
Weighted average number
 of common shares used in
 per share computations:
 Basic...................     8,037,026                                         8,037,026                  7,027,517
 Diluted.................     8,138,793                                         8,138,793                  7,027,517

    See Accompanying Notes to Unaudited Pro Forma Consolidated Statements of
                                   Operations

                       HARBORSIDE HEALTHCARE CORPORATION

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                            FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             -----------------------------------------------------------
                             HARBORSIDE   COMPLETED
                             HEALTHCARE      1998     PRO FORMA    MERGER
                             CORPORATION ACQUISITIONS  BEFORE    ADJUSTMENTS   PRO FORMA
                                 (L)     COMBINED (M)  MERGER        (D)          (N)
                             ----------- ------------ ---------  -----------   ---------
                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Total net revenues.........   $  72,454    $ 4,848    $  77,302    $     8 (E) $  77,310
Expenses:
 Facility operating........      57,381      3,831       61,212        --         61,212
 Management fees...........         --         371          371        --            371
 General and
  administrative...........       3,365        --         3,365        --          3,365
 Service charges paid to
  affiliates...............         313        --           313        300 (F)       613
 Depreciation and
  amortization.............       1,085        --         1,085        492 (G)     1,577
 Synthetic lease rent......         450        650        1,100     (1,100)(H)       --
 Facility rent.............       5,106        --         5,106        --          5,106
                              ---------    -------    ---------    -------     ---------
 Total expenses............      67,700      4,852       72,552       (308)       72,244
                              ---------    -------    ---------    -------     ---------
Income from operations.....       4,754         (4)       4,750        316         5,066
Other:
 Interest expense, net.....      (1,650)       --        (1,650)    (3,276)(I)    (4,926)
 Loss on investment in
  limited partnership......         (31)       --           (31)       --            (31)
                              ---------    -------    ---------    -------     ---------
Income before income
 taxes.....................       3,073         (4)       3,069     (2,960)          109
Income taxes...............      (1,198)         2       (1,196)     1,154 (J)       (42)
                              ---------    -------    ---------    -------     ---------
Net income.................   $   1,875    $    (2)   $   1,873    $(1,806)    $      67
                              =========    =======    =========    =======     =========
Net income.................   $   1,875               $   1,873                $      67
Preferred dividends........         --                      --                    (1,351)(K)
                              ---------               ---------                ---------
Net income (loss) available
 (attributable) to common
 stockholders..............   $   1,875               $   1,873                $  (1,284)
                              =========               =========                =========
Net income (loss) available
 (attributable) to common
 stockholders per share:
 Basic.....................   $    0.23               $    0.23                $   (0.18)
                              =========               =========                =========
 Diluted...................   $    0.23               $    0.23                $   (0.18)
                              =========               =========                =========
Weighted average number of
 common shares used in per
 share computations:
 Basic.....................   8,058,548               8,058,548                7,027,517
 Diluted...................   8,303,703               8,303,703                7,027,517


    See Accompanying Notes to Unaudited Pro Forma Consolidated Statements of
                                   Operations

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(A) Represents the historical audited consolidated statement of operations of the Company for the year ended December 31, 1997.
(B) During 1997, the Company acquired several facilities by entering into operating leases for those facilities, with the exception of Access Rehabilitation whose assets were acquired. To reflect the pro forma effect of these acquisitions on Harborside's operations, the schedule below presents the unaudited historical combined statements of operations of Access Rehabilitation, the Massachusetts Facilities, the Dayton Facilities and the Connecticut Facilities for the period from January 1, 1997 until their respective acquisitions. Specifically, Access Rehabilitation, the Massachusetts Facilities, the Dayton Facilities and the Connecticut Facilities were acquired on July 1, August 1, September 1 and December 1, 1997, respectively:

                                 ACCESS        MASSACHUSETTS   DAYTON FACILITIES    CONNECTICUT
                           REHABILITATION FOR  FACILITIES FOR       FOR THE      FACILITIES FOR THE                COMPLETED
                             THE SIX MONTHS   THE SEVEN MONTHS   EIGHT MONTHS      ELEVEN MONTHS                      1997
                                 ENDED             ENDED       ENDED AUGUST 31,        ENDED         PRO FORMA    ACQUISITIONS
                             JUNE 30, 1997     JULY 31, 1997         1997        NOVEMBER 30, 1997  ADJUSTMENTS     COMBINED
                           ------------------ ---------------- ----------------- ------------------ -----------   ------------
                                                                    (IN THOUSANDS)
   Total net revenues....        $4,310           $11,102           $8,600            $39,507         $   165 (1)   $63,684
   Expenses:
    Facility operating...         4,232             9,122            6,921             30,880             --         51,155
    Management fees......           --                --               432                952             --          1,384
    General and adminis-
     trative.............           --                379              --                 --              --            379
    Depreciation and
     amortization........             8               172              361                831          (1,372)(2)       --
    Synthetic lease
     rent................           --                --               --                 --            1,173 (2)     1,173
    Facility rent........             8               --               --               5,316           2,459 (2)     7,783
                                 ------           -------           ------            -------         -------       -------
      Total expenses.....         4,248             9,673            7,714             37,979           2,260        61,874
                                 ------           -------           ------            -------         -------       -------
   Income from opera-
    tions................            62             1,429              886              1,528          (2,095)        1,810
   Other:
    Interest expense,
     net.................           (16)              (68)            (544)            (1,057)          1,685 (2)       --
                                 ------           -------           ------            -------         -------       -------
   Income before income
    taxes................            46             1,361              342                471            (410)        1,810
   Income taxes..........           --                --               --                 --             (706)(3)      (706)
                                 ------           -------           ------            -------         -------       -------
   Net income............        $   46           $ 1,361           $  342            $   471         $(1,116)      $ 1,104
                                 ======           =======           ======            =======         =======       =======

  -------
  (1) In Ohio, a portion of a facility's Medicaid reimbursement rate is related to the capital costs incurred to finance the facility. As facility financing changes as the result of an acquisition, the reimbursement of such capital costs (and accordingly a facility's net revenues) is affected as well. This adjustment represents the aggregate increase in revenue that is directly attributable to the Company's acquisition of the Dayton Facilities and the related financing. The adjustment, which can occur upon a change of facility ownership, is computed in accordance with the state Medicaid program cost reporting rules and regulations by substituting the effects of the Company's financing for the amounts included in the historical Medicaid cost reports.
  (2) Reflects the following adjustments related to the financing of these acquisitions through operating leases rather than through asset acquisitions: (a) the elimination of historical combined amounts recorded by the acquired facilities for depreciation and amortization expense which had been recorded as a result of the ownership of the underlying assets; (b) the elimination of historical combined amounts recorded by the acquired facilities for interest expense as the Company did not assume the related indebtedness; (c) the elimination of historical facility rent expense of Access Rehabilitation and the Connecticut Facilities; and (d) the synthetic lease and facility rent expense that the Company would have incurred had the Completed 1997 Acquisitions occurred on January 1, 1997. Specifically, the current operating and synthetic lease terms for the acquired facilities, based on executed agreements, are as follows:

                                                                     COMPLETED
                                                                        1997
                                      FACILITY RENT SYNTHETIC LEASE ACQUISITIONS
                                        PER MONTH   RENT PER MONTH    COMBINED
                                      ------------- --------------- ------------
                                                    (IN THOUSANDS)
     Dayton Facilities (i)...........    $  --          $  147        $  1,173
                                                                      ========
     Massachusetts Facilities........    $  131            --         $    917
     Connecticut Facilities..........    $  624            --            6,866
                                                                      --------
                                                                      $  7,783
                                                                      ========

    -------
    (i) Based on a $23.6 million purchase price financed at 7.5%.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

  (3) Reflects the adjustment to the provision for federal and state income taxes which the Company would have recorded (based on the Company's historical effective tax rate of 39%) had the Completed 1997 Acquisitions occurred on January 1, 1997.

(C) During 1998, the Company acquired the Briarfield and Rhode Island Facilities through synthetic lease financings. To reflect the pro forma effect of these acquisitions on Harborside's operations, the schedule below presents the unaudited historical statements of operations of the Briarfield Facilities and the Rhode Island Facilities, which were acquired on April 1, 1998 and May 8, 1998, respectively, for the period from January 1, 1997 through December 31, 1997.

                                                                        COMPLETED
                                            RHODE ISLAND                   1998
                               BRIARFIELD    FACILITIES   PRO FORMA    ACQUISITIONS
                             FACILITIES (1)     (2)      ADJUSTMENTS     COMBINED
                             -------------- ------------ -----------   ------------
                                                (IN THOUSANDS)
   Total net revenues......      $9,290       $10,105      $  478 (3)    $19,873
   Expenses:
     Facility operating....       7,095         8,210         --          15,305
     Management fees.......         986           767         --           1,753
     Depreciation and amor-
      tization.............         335           177        (512)(4)        --
     Synthetic lease rent..         --            --        2,602 (4)      2,602
                                 ------       -------      ------        -------
       Total expenses......       8,416         9,154       2,090         19,660
                                 ------       -------      ------        -------
   Income from operations..         874           951      (1,612)           213
   Other:
     Interest expense,
      net..................        (618)          (88)        706 (4)        --
                                 ------       -------      ------        -------
   Income before income
    taxes..................         256           863        (906)           213
   Income taxes............         --            --          (83)(5)        (83)
                                 ------       -------      ------        -------
   Net income..............      $  256       $   863      $ (989)       $   130
                                 ======       =======      ======        =======

  --------
  (1) Reflects the unaudited historical statements of operations of the Briarfield Facilities for the year ended December 31, 1997.
  (2) Reflects the unaudited historical statements of operations of the Rhode Island Facilities for the year ended December 31, 1997.
  (3) In Ohio and Rhode Island, a portion of a facility's Medicaid reimbursement rate is related to the capital costs incurred to finance the facility. As facility financing changes as a result of an acquisition, the reimbursement of such capital costs (and accordingly, a facility's net revenues) is affected as well. This adjustment represents the aggregate increase in revenue that is directly attributable to the Company's acquisition of the Briarfield and Rhode Island Facilities and the related financings. The adjustment, which can occur upon a change of facility ownership, is computed in accordance with the state Medicaid program cost reporting rules and regulations by substituting the effects of the Company's financing for the amounts included in the historical Medicaid cost reports.
  (4) Reflects the following adjustments related to the financing of these acquisitions through synthetic leases rather than through asset acquisitions: (a) the elimination of historical combined amounts recorded by the Briarfield and Rhode Island Facilities for depreciation and amortization expense which had been recorded as a result of the ownership of the underlying assets; (b) the elimination of historical combined amounts recorded by the Briarfield and Rhode Island Facilities for interest expense as the Company did not assume the related indebtedness; and (c) the synthetic lease rent that the Company would have incurred had the Completed 1998 Acquisitions occurred on January 1, 1997. Specifically, the current synthetic lease terms for the Briarfield and Rhode Island Facilities, based on executed agreements, are as follows:

                                                                     COMPLETED
                                                                        1998
                                                    SYNTHETIC LEASE ACQUISITIONS
                                                    RENT PER MONTH    COMBINED
                                                    --------------- ------------
                                                           (IN THOUSANDS)
       Briarfield Facilities (i)...................      $106          $1,277
       Rhode Island Facilities (ii)................       110           1,325
                                                                       ------
                                                                       $2,602
                                                                       ======

      --------
       (i) Based on a $17.5 million purchase price financed at 7.3%.
      (ii) Based on an $18.15 million purchase price financed at 7.3%.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

  (5) Reflects the adjustment to the provision for federal and state income taxes which the Company would have recorded (based on the Company's historical effective tax rate of 39%) had the Completed 1998 Acquisitions occurred on January 1, 1997.

(D) The Merger Adjustments give effect to the Merger (see "SUMMARY--The Merger--Effect of the Merger") and certain Merger Financings which are expected to occur in connection with the Merger. Although the specific nature and amounts of the financings will be subject to change as a result of a number of factors, including market conditions, the Merger Financings are expected to include the following (see "'THE MERGER--Merger Financings"): (i) the receipt of cash equity contributions of $159.5 million; (ii) the issuance of $40.0 million of exchangeable preferred stock; (iii) the issuance of the subordinated debt, yielding gross proceeds of $100.0 million; and (iv) the borrowing of $3.9 million under the $250.0 million senior secured credit facility (which amount will be available, among other things, for synthetic lease financings).

  A portion of the net proceeds from the issuance of the senior subordinated debt and borrowings under the senior secured credit facility are expected to be used to refinance all borrowings under the Company's existing revolving credit facility and to finance the purchase of certain of the Company's facilities, which are currently leased through the Company's existing synthetic leasing facility.

  The unaudited pro forma consolidated statements of operations exclude the following non-recurring items that are directly attributable to the Merger:
  (i) $23.6 million of estimated fees and expenses to be incurred by the Company in connection with the Merger, and a related income tax benefit of $1.9 million; (ii) the write-off of $0.9 million of net debt issuance costs related to debt retired in connection with the Merger, and a related income tax benefit of $0.3 million; and (iii) a $7.9 million compensation charge resulting from the conversion of outstanding stock options in connection with the Merger, and a related income tax benefit of $3.1 million.

(E) In connection with the Merger, the existing synthetic leased financings related to the Dayton Facilities, the Briarfield Facilities and the Rhode Island Facilities are assumed to be eliminated and the Company is assumed to purchase these facilities through the exercise of existing purchase options using cash available to the Company through the issuance of subordinated debt. In Ohio and Rhode Island, a portion of a facility's Medicaid reimbursement rate is related to the capital costs incurred to finance the facility. As facility financing changes as a result of an acquisition, the reimbursement of such capital costs (and accordingly, a facility's net revenue) is affected as well. This adjustment represents the following aggregate increases (decreases) in total net revenues that are directly attributable to the acquisition and related refinancing of the following facilities at the time of the Merger:

                                                 FOR THE           FOR THE
                                               YEAR ENDED     THREE MONTHS ENDED
                                            DECEMBER 31, 1997   MARCH 31, 1998
                                            ----------------- ------------------
                                                       (IN THOUSANDS)
     Dayton Facilities.....................       $ 88               $ 22
     Briarfield Facilities.................        (87)               (22)
     Rhode Island Facilities...............         30                  8
                                                  ----               ----
                                                  $ 31               $  8
                                                  ====               ====

(F) Reflects the amortization of prepaid management advisory and consulting services fees to be paid to III as described under "HH ACQUISITION CORP."

(G) Depreciation expense related to the purchase of the Dayton Facilities, the Briarfield Facilities and the Rhode Island Facilities is estimated using the straight-line method. The estimates are calculated using the following estimated useful lives:

       Buildings and improvements...................................... 35 years
       Furniture and equipment.........................................  7 years

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

  The following schedule presents the estimated purchase price and allocation for the Dayton, Briarfield and Rhode Island Facilities:

                                            BUILDINGS AND FURNITURE AND
                                      LAND  IMPROVEMENTS    EQUIPMENT    TOTAL
                                     ------ ------------- ------------- --------
                                                   (IN THOUSANDS)
     Dayton Facilities.............. $  462   $ 21,430       $ 1,708    $ 23,600
     Briarfield Facilities..........    626     15,581         1,293      17,500
     Rhode Island Facilities........  2,280     15,630           240      18,150
                                     ------   --------       -------    --------
       Total........................ $3,368   $ 52,641       $ 3,241    $ 59,250
                                     ======   ========       =======    ========

  Had the Dayton Facilities, the Briarfield Facilities and the Rhode Island Facilities been purchased on January 1, 1997, the resulting depreciation and amortization would have been approximately $1,967 and $492 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. In addition, in conjunction with the Merger, the two current principal beneficial stockholders of the Company will have entered into one-year non-compete agreements with the Company as described under "CERTAIN RELATED AGREEMENTS." To reflect the one-year term, amortization of the related $500 non-compete payment has been fully reflected only for the year ended December 31, 1997.

(H) Reflects the elimination of synthetic lease rent as a result of the elimination of the existing synthetic lease financings for the Dayton Facilities, the Briarfield Facilities and the Rhode Island Facilities. In connection with the Merger, the Company is assumed to purchase these facilities for $59,250 through the exercise of existing purchase options. See notes (E) and (G) above.

(I) In connection with the Merger, the Company's borrowings under its existing revolving credit facility are expected to be refinanced using the proceeds of the Merger Financings. The adjustments to the Company's interest expense, net, to reflect the refinancing of this debt as of January 1, 1997 are as follows:

                                               FOR THE           FOR THE
                                             YEAR ENDED     THREE MONTHS ENDED
                                          DECEMBER 31, 1997   MARCH 31, 1998
                                          ----------------- ------------------
                                                     (IN THOUSANDS)
   Elimination of the historical
    interest expense related to the
    existing revolving credit facility
    and the historical amortization of
    debt issuance costs related to the
    Company's debt and synthetic lease
    arrangements to be retired in
    connection with the Merger..........       $  (420)           $ (324)
   Interest resulting from $3.9 million
    of borrowings under the $250.0
    million new senior secured credit
    facility at an assumed interest rate
    of LIBOR (5.65%) plus 2.25% (7.90%)
    (1).................................         1,538               385
   Interest resulting from $100 million
    of debt securities to be issued in
    connection with the Merger
    Financings, at an assumed interest
    rate of 10.25% (2)..................        10,513             2,832
   Amortization of debt issuance costs
    of $12.0 million associated with the
    debt securities and the new senior
    secured credit facility over the
    respective terms of indebtedness....         1,533               383
                                               -------            ------
                                               $13,164            $3,276
                                               =======            ======

  --------
  (1) Interest expense is calculated assuming an outstanding balance under the new senior secured credit facility of $3.9 million plus a 0.5% fee on the unused portion.
  (2) A 25 basis point increase or decrease in the assumed average interest rate on the subordinated debt would change the pro forma annual interest expense by approximately $ 0.3 million and the pro forma net income by approximately $0.2 million.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(J) Reflects the adjustment to the provision for the federal and state income taxes which the Company would have recorded (based on the Company's historical effective tax rate of 39%) had the matters described in notes
    (E) through (I) occurred on January 1, 1997.

(K) Dividends on the exchangeable preferred stock are calculated based on an assumed annual rate of 12.00%.


(L) Represents the unaudited consolidated statement of operations of the Company for the three months ended March 31, 1998.

(M) During 1998, the Company acquired the Briarfield and Rhode Island Facilities through synthetic lease financing. To reflect the pro forma effect of those acquisitions on Harborside's operations, the schedule below presents the unaudited historical statements of operations of the Briarfield Facilities and the Rhode Island Facilities, which were acquired on April 1, 1998 and May 8, 1998, respectively, for the period from January 1, 1998 through March 31, 1998.

                                                                       COMPLETED
                                            RHODE ISLAND                  1998
                               BRIARFIELD    FACILITIES   PRO FORMA   ACQUISITIONS
                             FACILITIES (1)     (2)      ADJUSTMENTS    COMBINED
                             -------------- ------------ -----------  ------------
                                                (IN THOUSANDS)
   Total net revenues......      $2,296        $2,432       $ 120 (3)    $4,848
   Expenses:
     Facility operating....       1,786         2,045         --          3,831
     Management fees.......         166           205         --            371
     Depreciation and amor-
      tization.............          87            41        (128)(4)       --
     Synthetic lease rent..         --            --          650 (4)       650
                                 ------        ------       -----        ------
       Total expenses......       2,039         2,291         522         4,852
                                 ------        ------       -----        ------
   Income from operations..         257           141        (402)           (4)
   Other:
     Interest expense,
      net..................        (166)          (20)        186 (4)       --
                                 ------        ------       -----        ------
   Income before income
    taxes..................          91           121        (216)           (4)
   Income taxes............         --            --            2 (5)         2
                                 ------        ------       -----        ------
   Net income..............      $   91        $  121       $(214)       $   (2)
                                 ======        ======       =====        ======

  --------
  (1) Reflects the unaudited historical statements of operations of the Briarfield Facilities for the three months ended March 31, 1998.

  (2) Reflects the unaudited historical statements of operations of the Rhode Island Facilities for the three months ended March 31, 1998.

  (3) In Ohio and Rhode Island, a portion of a facility's Medicaid reimbursement rate is related to the capital costs incurred to finance the facility. As facility financing changes as a result of an acquisition, the reimbursement of such capital costs (and accordingly, a facility's net revenues) is affected as well. This adjustment represents the aggregate increase in revenue that is directly attributable to the Company's acquisition of the Briarfield and Rhode Island Facilities and the related financings. The adjustment, which can occur upon a change of facility ownership, is computed in accordance with the state Medicaid program cost reporting rules and regulations by substituting the effects of the Company's financing for the amounts included in the historical Medicaid cost reports.

  (4) Reflects the following adjustments related to the financing of these acquisitions through synthetic leases rather than through asset acquisitions: (a) the elimination of historical combined amounts recorded by the Briarfield and Rhode Island Facilities for depreciation and amortization expense which had been recorded as a result of the ownership of the underlying assets; (b) the elimination of historical combined amounts recorded by the Briarfield and Rhode Island Facilities for interest expense as the

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

     Company did not assume the related indebtedness; and (c) the synthetic lease rent expense that the Company would have incurred had the Completed 1998 Acquisitions occurred on January 1, 1997. Specifically, the current synthetic lease terms for the Briarfield and Rhode Island Facilities, based on executed agreements, are as follows:

                                                                     COMPLETED
                                                                        1998
                                                    SYNTHETIC LEASE ACQUISITIONS
                                                    RENT PER MONTH    COMBINED
                                                    --------------- ------------
                                                           (IN THOUSANDS)
       Briarfield Facilities (i)...................      $106           $319
       Rhode Island Facilities (ii)................       110            331
                                                                        ----
                                                                        $650
                                                                        ====

      --------
       (i) Based on a $17.5 million purchase price financed at 7.3%.
      (ii) Based on an $18.15 million purchase price financed at 7.3%.

  (5) Reflects the adjustment to the provision for federal and state income taxes which the Company would have recorded (based on the Company's historical effective tax rate of 39%) had the Completed 1998 Acquisitions occurred on January 1, 1997.

(N) The pro forma financial results exclude the effects of the elimination of certain contracts terminated as a condition to closing certain of the Completed 1997 Acquisitions and the Completed 1998 Acquisitions. On a pro forma basis, the Company would have realized net cost reductions of $2,384 and $371 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively, as a result of the elimination of historical contracts. On a pro forma basis, assuming the elimination of these contracts in connection with such acquisitions on January 1, 1997, the facility operating, management fees and general and administrative expenses would have been as follows:

                                                     YEAR ENDED   THREE MONTHS
                                                    DECEMBER 31, ENDED MARCH 31,
                                                        1997          1998
                                                    ------------ ---------------
       Facility operating (1)......................   $242,704       $61,212
       Management fees (2).........................        --            --
       General and administrative (3)..............     12,245         3,365

  (1) Reflects the $160 effect for the year ended December 31, 1997 of the elimination of a consulting contract terminated as a condition to closing the Company's acquisition of Access Rehabilitation, assuming such acquisition had occurred on January 1, 1997.

  (2) Reflects the $3,137 and $371 effects for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively, of the elimination of historical management fees paid under contracts with related parties and terminated as a condition to closing the Company's acquisition of the Dayton, Connecticut, Briarfield and Rhode Island Facilities, assuming such acquisitions had occurred on January 1, 1997. Subsequent to the dates of such acquisitions, no services were provided to the Company by these related parties.

  (3) Reflects the $913 effect for the year ended December 31, 1997 of the addition of general and administrative expenses that the Company expects it would have incurred had the Company's acquisition of the Dayton, Connecticut, Briarfield and Rhode Island Facilities occurred on January 1, 1997.

                       HARBORSIDE HEALTHCARE CORPORATION

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1998

                          HARBORSIDE   COMPLETED     PRO
                          HEALTHCARE      1998      FORMA
                          CORPORATION ACQUISITIONS  BEFORE    MERGER
                              (A)     COMBINED (B)  MERGER  ADJUSTMENTS    PRO FORMA
                          ----------- ------------ -------- -----------    ---------
                                                  (IN THOUSANDS)
         ASSETS
Current Assets:
 Cash and cash
  equivalents...........   $  2,180       $--      $  2,180  $    -- (C)   $  2,180
 Accounts receivable,
  net...................     39,286        --        39,286       --         39,286
 Prepaid expenses and
  other.................      6,590        --         6,590      (336)(D)     6,254
 Prepaid income taxes...        757        --           757       --            757
 Deferred income
  taxes.................      2,150        --         2,150       --          2,150
                           --------       ----     --------  --------      --------
   Total current
    assets..............     50,963        --        50,963      (336)       50,627
Restricted cash.........      5,782        --         5,782       --          5,782
Investment in limited
 partnership............         36        --            36       --             36
Property and equipment,
 net....................     99,361        --        99,361    59,250 (E)   158,611
Intangible assets, net..      8,741        --         8,741    17,603 (F)    26,344
Note receivable.........      7,487        --         7,487       --          7,487
Deferred income taxes...         71        --            71       --             71
                           --------       ----     --------  --------      --------
   Total assets.........   $172,441       $--      $172,441  $ 76,517      $248,958
                           ========       ====     ========  ========      ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current Liabilities:
 Current maturities of
  long-term debt........   $    199       $--      $    199       --       $    199
 Current portion of
  capital lease
  obligation............      4,123        --         4,123       --          4,123
 Accounts payable.......      5,868        --         5,868       --          5,868
 Employee compensation
  and benefits..........     14,231        --        14,231       --         14,231
 Other accrued
  liabilities...........      4,510        --         4,510       --          4,510
 Accrued interest.......        246        --           246       --            246
 Current portion of
  deferred income.......        609        --           609       --            609
                           --------       ----     --------  --------      --------
   Total current
    liabilities.........     29,786        --        29,786       --         29,786
Long-term portion of de-
 ferred income..........      3,431        --         3,431       --          3,431
Long-term debt..........     33,396        --        33,396    88,294 (G)   121,690
Long-term portion of
 capital lease obliga-
 tion...................     52,147        --        52,147       --         52,147
                           --------       ----     --------  --------      --------
   Total liabilities....    118,760        --       118,760    88,294       207,054
                           --------       ----     --------  --------      --------
Exchangeable preferred
 stock, redeemable......        --         --           --     40,000 (H)    40,000
Stockholders' Equity:
 Common stock...........         80        --            80        64 (I)       144
 Additional paid-in
  capital...............     48,463        --        48,463   159,441 (I)   207,904
 Treasury stock, at
  cost..................        --         --           --   (184,232)(I)  (184,232)
 Retained earnings......      5,138        --         5,138   (27,050)(I)   (21,912)
                           --------       ----     --------  --------      --------
   Total stockholders'
    equity..............     53,681        --        53,681   (51,777)        1,904
                           --------       ----     --------  --------      --------
   Total liabilities and
    stockholders'
    equity..............   $172,441       $--      $172,441  $ 76,517      $248,958
                           ========       ====     ========  ========      ========

    See Accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(A) Represents the historical audited consolidated balance sheet of the Company as of March 31, 1998.

(B) The schedule below presents the historical unaudited balance sheets of the combined Briarfield Facilities and the combined Rhode Island Facilities as of March 31, 1998 and gives pro forma effect to the acquisitions of the Briarfield Facilities and the Rhode Island Facilities, which were consummated on April 1, 1998 and May 8, 1998, respectively, as if such acquisitions had occurred on March 31, 1998.

                                                                            COMPLETED
                                                                               1998
                               BRIARFIELD    RHODE ISLAND     PRO FORMA    ACQUISITIONS
                             FACILITIES (1) FACILITIES (2) ADJUSTMENTS (3)   COMBINED
                             -------------- -------------- --------------- ------------
                                                   (IN THOUSANDS)
            ASSETS
   Current Assets:
     Cash and cash
      equivalents..........      $   27         $  288        $   (315)        $--
     Accounts receivable,
      net..................         334          2,446          (2,780)         --
     Prepaid expenses and
      other................         (37)            28               9          --
                                 ------         ------        --------         ----
       Total current
        assets.............         324          2,762          (3,086)         --
   Property and equipment,
    net....................       8,046          1,648          (9,694)         --
   Intangible assets, net..         209              6            (215)         --
   Note receivable.........          73            --              (73)         --
   Other assets............         --           1,252          (1,252)         --
                                 ------         ------        --------         ----
       Total assets........      $8,652         $5,668        $(14,320)        $--
                                 ======         ======        ========         ====
       LIABILITIES AND
     STOCKHOLDERS' EQUITY
   Current Liabilities:
     Current maturities of
      long-term debt.......      $  328         $  --         $   (328)        $--
     Current portion of
      capital lease
      obligation...........          21            --              (21)         --
     Accounts payable......          33            325            (358)         --
     Employee compensation
      and benefits.........         216            203            (419)         --
     Other accrued
      liabilities..........          64            232            (296)         --
     Accrued interest......          40            --              (40)         --
                                 ------         ------        --------         ----
       Total current
        liabilities........         702            760          (1,462)         --
   Long-term debt..........       8,640            --           (8,640)         --
   Long-term portion of
    capital lease
    obligation.............          40            --              (40)         --
   Mortgage payable........         --             944            (944)         --
                                 ------         ------        --------         ----
       Total liabilities...       9,382          1,704         (11,086)         --
                                 ------         ------        --------         ----
   Stockholders' Equity
    (Deficit):
     Common stock..........          11             91            (102)         --
     Additional paid-in
      capital..............         356            --             (356)         --
     Retained earnings
      (deficit)............      (1,097)         3,873          (2,776)         --
                                 ------         ------        --------         ----
       Total stockholders'
        equity (deficit)...        (730)         3,964          (3,234)         --
                                 ------         ------        --------         ----
       Total liabilities
        and stockholders'
        equity.............      $8,652         $5,668        $(14,320)        $--
                                 ======         ======        ========         ====

  --------
  (1) Reflects the historical unaudited balance sheets of the Briarfield Facilities as of March 31, 1998.

  (2) Reflects the historical unaudited balance sheets of the Rhode Island Facilities as of March 31, 1998.

  (3) The adjustments give effect to the elimination of all assets and liabilities of the Briarfield and Rhode Island Facilities. The Company has recorded the acquisitions as synthetic leases and, in connection with such acquisitions, did not acquire any of the operating assets or liabilities of the respective facilities.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(C)Reflects the following sources and uses of funds in connection with the Merger and the Merger Financings:

     Total sources:
       Proceeds of the debt securities.............................  $ 100,000
       Proceeds from the issuance of 6,380,215 shares of common
        stock at $25 per share(1)..................................    159,505
       Borrowings under the new senior secured credit facility.....      3,894
       Proceeds from the issuance of exchangeable preferred stock..     40,000
                                                                     ---------
                                                                     $ 303,399
                                                                     =========
     Total uses:
       Redemption of existing 7,369,275 shares of Harborside Common
        Stock at $25 per share.....................................  $ 184,232
       Conversion to cash of 648,923 options at a weighted average
        exercise price of $12.87...................................      7,871
       Exercise of existing purchase options for leased facilities.     59,250
       Refinancing of existing revolving credit facility...........     15,600
       Estimated transaction fees and expenses of the Merger(2)....     36,446
                                                                     ---------
                                                                     $ 303,399
                                                                     =========
(D)Reflects forgiveness of loans associated with the change of control.

(E)Reflects the exercise of existing purchase options of the Dayton Facilities, the Briarfield Facilities and the Rhode Island Facilities

(F)Reflects the following:
       Estimated debt issuance costs related to the debt securities and the new senior secured credit facility which will be
        amortized over the respective terms of indebtedness........  $  12,000
       Management fees prepaid to Investcorp International Inc. in
        connection with the Merger.................................      6,000
       Payments related to the Non-Compete Agreements which will be
        amortized over the one-year term...........................        500
       Elimination of debt issuance costs related to retired debt..       (897)
                                                                     ---------
                                                                     $  17,603
                                                                     =========

(G)Reflects the following:
       Refinancing of revolving credit facility....................  $ (15,600)
       Borrowings under new senior secured credit facility.........      3,894
       Proceeds of debt securities (assumed interest rate of
        10.50%)....................................................    100,000
                                                                     ---------
                                                                     $  88,294
                                                                     =========
(H)Reflects the issuance of exchangeable preferred stock.

(I) Reflects the following:
       Issuance of 6,380,215 shares of common stock par value
        $.01(1)....................................................  $      64
       Issuance of 6,380,215 shares of common stock at $25 per
        share, additional paid-in-capital(1).......................    159,441
       Redemption of existing 7,369,275 shares of Harborside Common
        Stock at $25 per share.....................................   (184,232)
       Conversion to cash of 648,923 options at an average exercise
        price of $12.87............................................     (7,871)
       Estimated fees and expenses to be paid by the Company in
        connection with the Merger and the Merger Financings(3)....    (24,472)
       Tax benefit of management transaction bonuses, standby
        commitment fees, conversion of options, and writeoff of
        deferred issuance costs associated with retired debt.......      5,293
                                                                     ---------
                                                                     $ (51,777)
                                                                     =========

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

--------
(1) These shares consist of 5,720,215 shares of Harborside Class B Common Stock, 640,000 shares of Harborside Class C Common Stock and 20,000 shares of Harborside Class D Common Stock to be exchanged on a one-for-one basis in the Merger for shares of Class B Stock, Class C Stock, and Class D Stock, respectively, of MergerCo. The numbers of shares are based on the assumption that the amount of the common equity contribution to MergerCo in exchange for its Class B Stock, Class C Stock and Class D Stock will be $159.5 million. The actual amount of the equity contribution, and therefore the respective numbers of shares, will not be known until shortly before the Effective Time. The price is fixed at $25.00 per share. See "DESCRIPTION OF HARBORSIDE CAPITAL STOCK-- Harborside's Capital Stock Following the Merger" and "THE MERGER--Merger Financings." Shares of Harborside Class B Common Stock and Harborside Class C Common Stock will be non-voting, while the shares of Harborside Class D Common Stock will have 319 votes per share.
(2) The $36.4 million of estimated fees and expenses includes $12.0 million of estimated debt issuance costs for the Merger Financings, $6.0 million of management fees prepaid to III in connection with the Merger, a $0.5 million payment related to the Non-Compete Agreements and $23.2 million of estimated fees and expenses to be paid in connection with the Merger, less $5.3 million related to the income tax benefits related to certain of such fees and expenses, conversion of options, and the write-off of deferred issuance costs associated with retired debt. The $23.2 million of estimated fees and expenses to be paid in connection with the Merger includes standby commitment fees, legal and accounting fees, and compensation and other charges associated with the Merger.
(3) Represents $23.2 million in estimated fees and expenses to be incurred in connection with the Merger, $0.4 million non-cash charge related to the forgiveness of loans, and $0.9 million associated with the elimination of deferred financing costs related to retired debt.

                    DESCRIPTION OF HARBORSIDE CAPITAL STOCK

HARBORSIDE'S EXISTING CAPITAL STOCK

  General. Harborside is authorized by its existing Certificate of Incorporation to issue an aggregate of 30,000,000 shares of Harborside Common Stock and 1,000,000 shares of preferred stock, par value $.01 per share. There are no shares of Harborside preferred stock issued or outstanding. The following is a summary of certain of the current rights and privileges pertaining to Harborside Common Stock. For a full description of Harborside Common Stock, reference is made to the Company's existing Certificate of Incorporation and By-Laws, as amended, as currently in effect, copies of which are on file with the Commission.

  Voting Rights of Common Stock. Holders of Harborside Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Approval of matters brought before the stockholders requires the affirmative vote of a majority of shares present and voting, except as otherwise required by law. Director nominations may be made by stockholders in accordance with the Company's By-Laws, as amended.

  Dividend Rights of Common Stock. Holders of Harborside Common Stock are entitled to participate in dividends as and when declared by the Board out of funds legally available therefor. The Company's ability to pay cash dividends is subject to certain restrictions.

  Liquidation Rights of Common Stock. Subject to the rights of creditors and holders of preferred stock, if any, holders of Harborside Common Stock are entitled to share ratably in a distribution of assets of the Company upon any liquidation, dissolution or winding-up of the Company.

  Preferred Stock. The Board of Directors of the Company is authorized to issue, by resolution and without any action by stockholders, up to 1,000,000 shares of Harborside preferred stock and may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of Harborside preferred stock, including rights that could adversely affect the voting power of the holders of Harborside Common Stock. No shares of Harborside preferred stock are currently outstanding.

HARBORSIDE'S CAPITAL STOCK FOLLOWING THE MERGER

  Introduction. Assuming the Merger and the Amendment Proposal are approved by the requisite vote of the stockholders of Company Common Stock at the Special Meeting, at the Effective Time the current Certificate of Incorporation of MergerCo will be replaced by the Restated Certificate of Incorporation substantially in the form of Annex V attached hereto, which will then become the certificate of incorporation of the Company following the Merger. The Restated Certificate will authorize various classes of common stock and establish the rights and privileges of such classes in accordance with the terms of the Merger Agreement. In addition, the Restated Certificate will not contain certain provisions of the Company's existing Certificate of Incorporation that are not typically included in a charter of a substantially privately-held company, which the Company is expected to become upon consummation of the Merger.

  The following is a summary of certain of the rights and privileges pertaining to Harborside's capital stock as it is expected to exist immediately after giving effect to the Merger, as set forth in the Restated Certificate of Incorporation. For a full description of such capital stock, reference is made to Annex V attached hereto.

  General. Harborside will be authorized to issue an aggregate of 19,500,000 shares of capital stock, consisting of 500,000 shares of preferred stock with a par value of $0.01 per share (the "Harborside Preferred Stock") and 19,000,000 shares comprised of the five classes of common stock described below, each with a par value of $0.01 (these five classes are sometimes referred to collectively as the "Harborside Stock").

  Harborside Preferred Stock. For a description of the expected terms of the series of Harborside Preferred Stock to be authorized in connection with the Merger, see "THE MERGER--Merger Financings." The expected number of shares of such series of Harborside Preferred Stock to be outstanding immediately following the Effective Time is 40,000. The Board of Directors of the Company will be authorized, without further action by the stockholders, but subject to the limitations set forth in the certificate of designation of such series of Harborside Preferred Stock, to provide for the issue of additional shares of Harborside Preferred Stock, in one or more additional series, and to fix for each such additional series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors of the Company providing for the issue of such series and as may be permitted by the DGCL.

  Harborside Stock. The Harborside Stock will consist of Class A Common Stock ("Harborside Class A Common Stock"), Class B Common Stock ("Harborside Class B Common Stock"), Class C Common Stock ("Harborside Class C Common Stock"), Class D Common Stock ("Harborside Class D Common Stock") and Common Stock ("Common Stock"). The number of authorized shares of Harborside Class A Common Stock, Harborside Class B Common Stock, Harborside Class C Common Stock, Harborside Class D Common Stock and Common Stock will be 1,200,000, 6,700,000, 1,580,000, 20,000 and 9,500,000, respectively.

  The precise numbers of shares of the various classes of Harborside Stock to be outstanding immediately following the Effective Time will not be known until shortly before the Effective Time, because the total amount of the common equity contribution to MergerCo in exchange for its Class B Stock, Class C Stock and Class D Stock (which will be converted on a one-for-one basis into Harborside Class B Common Stock, Harborside Class C Common Stock and Harborside Class D Common Stock, respectively, at the Effective Time) will not be known until shortly before the Effective Time (See "THE MERGER--Merger Financings), but the purchase price per share of Class B Stock, Class C Stock and Class D Stock of MergerCo is fixed at $25.00 to correspond to the cash consideration per share of Harborside Common Stock being paid in the Merger. Since the aggregate number of shares of Harborside Class A Common Stock is derived from the Non-Cash Election Number, which in turn is derived from the aggregate number of shares of Class B Stock, Class C Stock and Class D Stock of MergerCo, the fact that the equity contribution to MergerCo will not be known until shortly before the Effective Time also results in the number of shares of Harborside Class A Common Stock to be outstanding immediately following the Effective Time not being known until shortly before the Effective Time.

  As discussed above under the caption "THE MERGER--Merger Financings," the expected aggregate common equity contribution to MergerCo in exchange for its Class B Stock, Class C Stock and Class D Stock is approximately $160 million. The following discussion of the Harborside Stock assumes for purposes of illustration that the amount of this equity contribution will be $159.5 million, which results in a Non-Cash Election Number of 421,651. Based on this assumption, the number of shares to be outstanding immediately following the Effective Time for each of the five classes of Harborside Stock would be as follows:

                                                          AUTHORIZED OUTSTANDING
       TITLE                                                SHARES     SHARES
       -----                                              ---------- -----------
   Harborside Class A Common Stock(1)....................  1,200,000    647,302
   Harborside Class B Common Stock.......................  6,700,000  5,720,215
   Harborside Class C Common Stock.......................  1,580,000    640,000
   Harborside Class D Common Stock.......................     20,000     20,000
   Common Stock..........................................  9,500,000        --
                                                          ----------  ---------
     Total............................................... 19,000,000  7,027,517
                                                          ==========  =========

--------
(1) The payment of cash in lieu of fractional shares pursuant to the terms of the Merger Agreement, as described under "THE MERGER--Fractional Shares," could result in the number of shares of Harborside Class A Common Stock outstanding as of the Effective Time being slightly different than 647,302.

  Harborside may, by an amendment to the Restated Certificate of Incorporation duly adopted, increase or decrease at any time, and from time to time (but not below the number of shares of Harborside Class A Common Stock, Harborside Class B Common Stock, Harborside Class C Common Stock, Harborside Class D Common Stock or Common Stock then outstanding), the number of authorized shares of Harborside Class A Common Stock, Harborside Class B Common Stock, Harborside Class C Common Stock, Harborside Class D Common Stock or Common Stock, as the case may be.

  Voting. Holders of shares of Harborside Class A Common Stock and Common Stock shall be entitled to one vote per share on all matters as to which stockholders may be entitled to vote pursuant to the DGCL. Holders of Harborside Class D Common Stock as of the Effective Time shall be entitled in the aggregate to a number of votes equal to the total number of outstanding shares of Harborside Class B Common Stock, Harborside Class C Common Stock and Harborside Class D Common Stock as of the Effective Time. Using the numbers of shares expected to be outstanding as of the Effective Time shown in the table above, which numbers are based on the assumption that the aggregate common equity contribution to MergerCo in exchange for its Class B Stock, Class C Stock and Class D Stock will be $159.5 million as discussed above, holders of shares of Harborside Class D Common Stock would be entitled to 319 votes per share on all matters as to which stockholders may be entitled to vote pursuant to the DGCL.

  Holders of Harborside Class B Common Stock or Harborside Class C Common Stock shall not have any voting rights, except that the holders of the Harborside Class B Common Stock and Harborside Class C Common Stock shall have the right to vote as a class to the extent required under the laws of the State of Delaware.

  Any amendment, alteration or repeal of any provision of the Restated Certificate of Incorporation of Harborside, whether by merger, consolidation or otherwise, that would alter or change the relative powers, preferences, or special rights of any class of capital stock so as to affect the holders of Harborside Class A Common Stock materially and adversely, will require, in addition to any other approvals required by the DGCL and the Restated Certificate of Incorporation, the approval by the holders of a majority of the then outstanding shares of Harborside Class A Stock.

  Liquidation; Dividends; Certain Adjustments; Merger. Subject to the rights of the holders of any shares of then outstanding Harborside Preferred Stock, any distribution made upon the liquidation, dissolution or winding up of the affairs of Harborside, whether voluntary or involuntary, shall be allocated pro rata based upon the number of shares of Harborside Stock held by each stockholder.

  Subject to the rights of the holders of any shares of then outstanding Preferred Stock, holders of Harborside Class A Common Stock, Harborside Class B Common Stock, Harborside Class C Common Stock and Harborside Class D Common Stock shall be entitled to share ratably as a single class in all dividends and other distributions of cash or any other right or property as may be declared thereon by the Company's Board of Directors from time to time out of assets or funds of the Company legally available therefor.

  Whenever, during the period that shares of Harborside Class A Common Stock shall be outstanding, the Company shall (i) declare a dividend on shares of any class of Harborside Stock in shares of such class of Harborside Stock or in securities convertible into or exchangeable for shares of such class of Harborside Stock, (ii) subdivide the outstanding shares of any class of Harborside Stock, (iii) combine the outstanding shares of any class of Harborside Stock into a smaller number of shares, or (iv) issue any shares of any class of Harborside Stock upon reclassification of such shares, a corresponding dividend, subdivision, combination or other adjustment shall be made with respect to the shares of the other class or classes of Harborside Stock if and to the extent necessary to prevent the interests of the holders of Harborside Class A Common Stock from being materially and adversely affected.

  In the event of a merger or consolidation of the Company with or into another entity (whether or not the Company is the surviving entity), the holders of each share of Harborside Class A Common Stock shall be entitled to receive not less than the same per share consideration as the per share consideration, if any, received by the holders of Harborside Class B Common Stock, Harborside Class C Common Stock and Harborside Class D Common Stock in such merger or consolidation (unless, in addition to such other approvals, if any, as may be required by the DGCL and the Restated Certificate of Incorporation, a different treatment is approved by holders of a majority of the then outstanding shares of the Harborside Class A Common Stock).

  Tag-along Rights; Mandatory Redemption. If, other than in connection with an initial public offering of the Company, any Harborside Class D Common Stockholder or Stockholders (for purposes of this provision, singularly or collectively, the "Proposed Transferor"), at any time or from time to time in one transaction or in a series of transactions, desires to enter into an agreement (whether oral or written) to Transfer its shares of Harborside Class D Common Stock or any part thereof in a transaction which is a sale to any Person (as defined) other than a Permitted Transferee (the "Proposed Transferee"), such proposed Transfer shall be deemed a "Tag-Along Transfer" and each of the Harborside Class A Stockholders, Harborside Class B Common Stockholders and Harborside Class C Common Stockholders (collectively, the "Other Harborside Stockholders") shall have the right, but not the obligation, as a condition to such Tag-Along Transfer, to sell to the Proposed Transferee up to the same percentage of its shares (the "Tag-Along Pro Rata Amount") of Harborside Class A Common Stock, Harborside Class B Common Stock or Harborside Class C Common Stock as the percentage of the total number of shares of Harborside Class D Common Stock that the Proposed Transferor proposes to Transfer in the "Tag-Along Transfer" (the "Proposed Purchase Amount"). All Tag-Along Transfers by Other Harborside Stockholders shall be on the same terms and conditions as the proposed Tag-Along Transfer by the Proposed Transferor, provided that no Other Harborside Stockholder may be required to make any representation or warranty in connection with the Tag-Along Transfer other than as to its ownership and authority to Transfer the shares of Harborside Stock to be Transferred by it, free and clear of any and all liens and encumbrances and in compliance with all applicable laws. Each Proposed Transferor and each Other Harborside Stockholder whose shares are sold in a Tag-Along Transfer shall be required to bear its pro rata share, based on the number of shares included in such Tag-Along Transfer, of the expenses of the transaction.

  The number of shares of Harborside Class A Common Stock, Harborside Class B Common Stock or Harborside Class C Common Stock equal to the difference between (i) the number of shares that the Harborside Class A Common Stockholder, Harborside Class B Common Stockholder or Harborside Class C Common Stockholder elected to include in the Tag-Along Transfer pursuant to the foregoing Tag-Along Transfer provisions and (ii) the Tag-Along Pro Rata Amount (the number of shares such holder was entitled to include in the Tag-Along Transfer) for each such Harborside Class A Common Stockholder, Harborside Class B Common Stockholder or Harborside Class C Common Stockholder shall be redeemed by Harborside, to the extent it is lawfully permitted to do so, at a redemption price (the "Tag-Along Redemption Price") per share equal to the per share price paid for the Harborside Class D Common Stock by the Proposed Transferee less such Other Harborside Stockholder's pro rata share of the expenses of the Tag-Along Transfer. After such redemption, Harborside shall issue to the Proposed Transferee shares of Harborside Class A Common Stock, Harborside Class B Common Stock and Harborside Class C Common Stock in amounts equal to the respective numbers of shares of such classes of Harborside Stock so redeemed, and the Proposed Transferee shall pay to Harborside for each such share a purchase price equal to the Tag-Along Redemption Price. If the Proposed Transferee does not purchase all of the shares of Harborside Stock of the Proposed Transferor, all of the shares that the Other Harborside Stockholders elect to include in such proposed Tag-Along Transfer, and all of the shares to be issued by Harborside in amounts equal to the numbers of redeemed shares, then the proposed Tag-Along Transfer to such Proposed Transferee shall be prohibited and any attempt to consummate the proposed Tag-Along Transfer shall be null and void and of no force and effect.

  Conversion. Upon the occurrence at any future date of a sale of 100% of the outstanding equity securities or substantially all of the assets of the Company or a public offering of any equity securities of the Company, each share of Harborside Class A Common Stock, Harborside Class B Common Stock, Harborside Class C Common Stock and Harborside Class D Common Stock not otherwise redeemed by the Company pursuant to the mandatory redemption provisions described above will convert into one share of Common Stock of the Company.

CHANGES TO TERMS OF HARBORSIDE COMMON STOCK

  General. The Harborside Common Stock will be denominated as Harborside Class A Common Stock following the Merger. The Harborside Class A Common Stock will have the rights, powers, privileges and restrictions specified in the Restated Certificate of Incorporation of Harborside and described above. These rights, powers, privileges and restrictions will differ in certain respects from those of the Harborside Common Stock prior to the Merger. These differences relate primarily to the rights, powers, privileges and restrictions of the Harborside Class A Common Stock relative to the other classes of common stock of Harborside and the Harborside Preferred Stock authorized in connection with the Merger, including rights, powers, privileges and restrictions in connection with a merger of Harborside with another entity (other than the Merger) or a proposed resale of shares of Harborside Class D Common Stock. The following is a summary of these differences. This summary is qualified in its entirety by reference to the information set forth above under "--Harborside's Existing Capital Stock" and "--Harborside's Capital Stock Following the Merger," and to Harborside's existing Certificate of Incorporation and By-Laws in the case of the Harborside Common Stock and the Restated Certificate of Incorporation of Harborside in the case of the Harborside Class A Common Stock.

  Relative Rights Generally. The Harborside Common Stock will no longer be the only class of capital stock of Harborside following the Merger. It will instead be one of five classes of common stock, and there will also be a class of preferred stock outstanding. Immediately following the Merger, the outstanding shares of Harborside Common Stock will be designated as Harborside Class A Common Stock and will constitute approximately 9% of the outstanding voting stock of Harborside. The outstanding shares of Harborside Class D Common Stock will constitute approximately 91% of the outstanding voting stock of Harborside following the Merger, and the other outstanding shares of common stock of Harborside (shares of Harborside Class B Common Stock and Harborside Class C Common Stock) will generally have no voting rights. The rights of the holders of Harborside Class A Common Stock to receive dividends and distributions will be subject to the rights of the holders of the preferred stock and will be co-equal to the rights of the holders of the other classes of common stock. In the event of any stock dividend, subdivision, combination or reclassification of any other class of common stock, a corresponding change will be made to the Harborside Class A Common Stock so that it is not adversely affected. In the event of an initial public offering or sale of Harborside, the outstanding shares of Harborside Class A Common Stock (as well as the outstanding shares of all other classes of common stock of Harborside) will automatically convert into shares of "Common Stock" of Harborside upon the closing of such offering or sale.

  Relative Rights Upon Merger or Resale of Class D Common Stock. The Harborside Class A Common Stock will also have certain rights, powers, privileges and restrictions in connection with a merger of Harborside with another entity (other than the Merger) or a proposed resale of shares of Harborside Class D Common Stock. In the event of the merger of Harborside with another entity (other than the Merger), the holders of Harborside Class A Common Stock will be entitled to receive the same per share consideration as is received by the holders of the other classes of common stock unless the holders of the Harborside Class A Common Stock agree otherwise. The holders of Harborside Class A Common Stock will have the right to "tag-along" in connection with any resale of Harborside Class D Common Stock by selling to the proposed transferee up to the same percentage of their shares of Harborside Class A Common Stock as the percentage of the total number of shares of Harborside Class D Common Stock being sold in the transaction. The Harborside Class A Common Stock will be subject to mandatory redemption by Harborside if and to the extent that the holders thereof elect not to "tag-along" in connection with any such resale of Harborside Class D Common Stock. The effect of the mandatory redemption provision is that holders of Harborside Class D Common Stock can cause holders of Harborside Class A Common Stock to sell their Harborside Class A Common Stock at the time (and upon the same terms) as holders of Harborside Class D Common Stock propose to sell their Harborside Class D Common Stock, which may not be at a time or at a price that such holders of Harborside Class A Common Stock desire to sell their shares.

  Other Changes. The Restated Certificate of Incorporation will not contain certain provisions that are currently in the Company's existing charter (i) prohibiting the taking of stockholder action by written consent, (ii) providing for a staggered board and (iii) providing that directors may only be removed for cause. These provisions are not typically included in a charter of a substantially privately-held company, which the Company is expected to become upon consummation of the Merger. In addition, the Restated Certificate of Incorporation will contain certain modifications to the indemnification provisions in the Company's existing charter, which will not materially change such provisions from those in the existing charter.

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

                  MATERIAL PROVISIONS OF THE MERGER AGREEMENT

  The following is a summary of the material provisions of the Merger Agreement, a copy of which appears as Annex I to this Proxy
Statement/Prospectus and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

THE MERGER

  The Merger Agreement provides that, following the approval of the Merger and the adoption of the Merger Agreement by the vote of a majority of the shares of Harborside Common Stock entitled to vote thereon and the satisfaction or waiver of the other conditions to the Merger, MergerCo will be merged with and into the Company, and the Company will continue as the surviving corporation in the Merger.

  If the conditions to the Merger are satisfied or waived, the parties will file with the Secretary of State of the State of Delaware a duly executed Certificate of Merger, and the Merger will become effective upon the filing and acceptance thereof or at such date thereafter as is provided in the Certificate of Merger. Each issued and outstanding share of Harborside Common Stock (other than fractional shares and Dissenting Shares) will be converted, at the election of the holder thereof, subject to proration, into either (a) the right to receive the Cash Price or (b) a Non-Cash Election Share, as more fully described under "THE MERGER--Merger Consideration" and "--Non Cash Election," except that (i) an aggregate of 225,651 shares of Harborside Common Stock held by the Senior Management Stockholders will not be subject to the election described above and instead will be converted into the right to retain the same number of shares of Harborside Common Stock, which, upon consummation of the Merger, will be denominated as Harborside Class A Common Stock, (ii) each other share of Harborside Common Stock held by the Senior Management Stockholders and each share of Harborside Common Stock held by certain other specified officers of the Company will not be subject to the election described above and instead will be converted into the right to receive $25.00 in cash and (iii) shares of Harborside Common Stock held by Harborside, its subsidiaries, MergerCo or any of its affiliates will be canceled and retired. With regard to the treatment of fractional share interests, see "THE MERGER--Fractional Shares." With regard to the treatment of Dissenting Shares, see "STOCKHOLDERS' APPRAISAL RIGHTS."

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains customary representations and warranties of the Company relating, with respect to the Company and its subsidiaries, to, among other things, (a) organization, standing and similar corporate matters;
(b) the Company's capital structure; (c) subsidiaries; (d) the authorization, execution, delivery and enforceability of the Merger Agreement; (e) noncontravention of governing documents and material contracts; (f) receipt of governmental approvals; (g) documents filed by the Company with the Commission and the accuracy of information contained therein; (h) the accuracy of information supplied by the Company in connection with this Proxy Statement/Prospectus; (i) the absence of certain changes or events since the date of the most recent audited financial statements filed with the Commission, including material adverse changes with respect to the Company, and the absence of undisclosed liabilities; (j) the absence of pending or threatened material litigation; (k) compliance with applicable laws; (l) benefit plans and other matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and employment matters; (m) filing of tax returns and payment of taxes; (n) title to owned real property and valid leasehold interests in leased real property; (o) insurance matters; (p) environmental matters; (q) brokers' fees and expenses; (r) receipt of an opinion of the Company's financial advisor; (s) recommendation of the Board with respect to the Merger Agreement and the Merger and related transactions;
(t) the absence of material defaults under the Company's contracts and (u) the required vote of the Company's stockholders.

  The Merger Agreement also contains customary representations and warranties of MergerCo relating to, among other things, (a) organization, standing and similar corporate matters; (b) the authorization, execution, delivery and enforceability of the Merger Agreement and related matters; (c) noncontravention of governing documents and material contracts; (d) receipt of governmental approvals; (e) ability to finance transaction; (f) the accuracy of information supplied by MergerCo in connection with this Proxy Statement/Prospectus; (g) the absence of known impediments to regulatory approval; and (h) the status of MergerCo under Section 203 of the Delaware General Corporation Law.

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

CERTAIN PRE-CLOSING COVENANTS

  The Company has agreed, until the Effective Time (except as contemplated by the Merger Agreement or the transactions related thereto), that it will, and will cause its subsidiaries to, conduct their operations according to their ordinary course of business consistent with past practice, and use their respective reasonable efforts to preserve intact their business organizations and maintain satisfactory relationships with their respective customers, suppliers, governmental agencies having authority over any material aspect of their respective businesses, and others having business dealings with them. In addition, and except as contemplated by the Merger Agreement or the transactions relating thereto, prior to the Effective Time, the Company has agreed that it will not, and will not permit any of its subsidiaries to, without the prior consent of MergerCo (which consent is not to be unreasonably withheld):

    (a) amend or propose to amend its certificate of incorporation or by-laws (or equivalent governing instruments);

    (b) authorize for issuance, issue, sell, pledge, deliver or agree or commit to issue, sell, pledge or deliver (whether through the issuance or granting of any options, warrants, calls, subscriptions, stock appreciation rights or other rights or other agreements) or otherwise encumber any capital stock of any class or any securities convertible into or exchangeable for shares of capital stock of any class, other than the issuance of shares of Harborside Common Stock issuable upon exercise of Company Stock Options in accordance with the terms thereof;

    (c) split, combine or reclassify any of its capital stock or declare, pay or set aside for payment any dividend or other distribution in respect of or substitution for its capital stock, or redeem, purchase or otherwise acquire any shares of its capital stock;

    (d) increase, modify or establish any compensation or benefit plan, agreement, policy, practice, program or arrangement that would be an employee benefit plan (had such plan, agreement, policy, practice, program or arrangement been adopted prior to the date of the Merger Agreement) or otherwise increase in any manner the compensation payable or to become payable by the Company or any of its subsidiaries to any of their respective directors, officers, former employees, or employees, other than in the ordinary course of business consistent with past practice or as required under any existing employment agreement or plan or as contemplated by the Merger Agreement;

    (e) acquire (by purchase, lease or otherwise) any asset, property or business from any person or dispose of (by sale, lease or otherwise) any of its assets or properties other than acquisitions and dispositions in the ordinary course of business the value of which does not exceed $250,000 individually or $1,000,000 in the aggregate, and other than certain specified acquisitions;

    (f) other than in connection with transactions otherwise permitted, (i) incur or assume any funded debt obligations or issue any debt securities except for borrowings under existing credit facilities in the ordinary course of business; (ii) guarantee to otherwise become liable for (whether directly, contingently or otherwise) any debts or obligations of any person (other than the Company and its subsidiaries) except in the ordinary course of business not to exceed $1,000,000 in the aggregate; (iii) make any loans, advances or capital contributions to, or investments in, any person (other than the Company and its subsidiaries) except in the ordinary course of business not to exceed $250,000 individually and $1,000,000 in the aggregate; (iv) mortgage, pledge or otherwise encumber any of its assets except in the ordinary course of business with respect to assets having a value not exceeding $250,000 individually and $1,000,000 in the aggregate;

    (g) settle or compromise any claim or litigation which (after insurance reimbursement) results in liability on the part of the Company or any of its subsidiaries in excess of $1,000,000;

    (h) make or commit to make capital expenditures in excess of $500,000 of the 1998 budget as disclosed to MergerCo;

    (i) enter into any other agreements, commitments or contracts that are material to the Company and its subsidiaries taken as a whole, other than in the ordinary course of business consistent with past practice, or otherwise make any material change that is adverse to the Company in (i) any existing agreement,

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

  commitment or arrangement that is material to the Company and its subsidiaries taken as a whole or (ii) the conduct of the business or operations of the Company and its subsidiaries;

    (j) cancel or fail to maintain any insurance policies in effect immediately following the execution of the Merger Agreement; or

    (k) agree, commit or arrange to do any of the foregoing.

  The Company has agreed to give prompt notice to MergerCo, and MergerCo has agreed to give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which will cause any representation or warranty of either party contained in the Merger Agreement to be untrue or inaccurate in any material respect and (ii) any material failure of the Company or MergerCo to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either party under the Merger Agreement; provided, that the delivery of any such notice will not limit or otherwise affect the remedies available under the Merger Agreement to the party receiving such notice.

  Investcorp Bank E.C., an investment bank incorporated in the State of Bahrain, has agreed to cause MergerCo to perform MergerCo's obligations and agreements under the Merger Agreement and has expressly agreed to be liable in the event MergerCo fails to perform any of its obligations or agreements under the Merger Agreement; provided, that such agreement terminates immediately following the Effective Time.

NO SOLICITATION OF TRANSACTIONS

  The Merger Agreement provides that, except as otherwise provided therein, the Company shall not, directly or indirectly (through representatives or otherwise), solicit, knowingly encourage, participate in or initiate discussions or negotiations with, or provide any information to, any person or group (other than MergerCo or any affiliate, associate or designee of MergerCo) concerning any proposal (an "Acquisition Proposal") for an acquisition of all or any substantial part of the business and properties or capital stock of the Company and its subsidiaries taken as a whole, directly or indirectly, whether by merger, consolidation, share exchange, tender offer, purchase of assets or shares of capital stock or otherwise (an "Acquisition Transaction"). Notwithstanding the foregoing, (a) the Board may take, and disclose to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with respect to any tender offer for shares of capital stock of the Company; provided, that the Board shall not recommend that the stockholders of the Company tender their shares in connection with any such tender offer unless the Board shall have determined in good faith, after consultation with outside counsel, that failing to take such action would constitute a breach of the Board's fiduciary duty under applicable law; and (b) the Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any person or group pursuant to customary confidentiality agreements, and may participate in discussions and negotiate with any such person or group concerning any Acquisition Proposal not received in violation of the Merger Agreement, if the Board determines in its good faith judgment, after consultation with outside counsel, that failing to take such action would constitute a breach of the Board's fiduciary duty under applicable law. In addition, the Board is required to promptly (and in no event later than 24 hours after receipt of the relevant Acquisition Proposal) notify (which notice shall be provided both orally and in writing) MergerCo if any such Acquisition Proposal is made and shall, in such notice, indicate in reasonable detail the terms and conditions of such proposal and shall keep MergerCo promptly advised of any material changes to such terms and conditions. The Company also has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company may be a party, unless the Board shall have determined in good faith that failing to release such third party or waive such provisions would constitute a breach of the fiduciary duties of the Board under applicable law.

BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY FOLLOWING THE MERGER

  The Merger Agreement provides that the directors of MergerCo at the Effective Time will be the directors of the Company following the Merger. The directors of MergerCo at the Effective Time will be Damian N.

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

Dell'Anno, Stephen L. Guillard, Christopher J. O'Brien, Charles J. Philippin, Christopher J. Stadler, William H. Stephan and Savio W. Tung. See "MANAGEMENT--Directors and Executive Officers of the Company" for more information on the MergerCo directors. The Board of Directors of the Company will be subject to change from time to time. The Merger Agreement also provides that the officers of the Company at the Effective Time will be officers of the Company following the Merger, subject to change from time to time.

TREATMENT OF EXISTING COMPANY STOCK OPTIONS

  The treatment in the Merger of outstanding Company Stock Options will be as described in "THE MERGER--Treatment of Existing Company Stock Options."

ACCESS TO INFORMATION

  Subject to applicable provisions regarding confidentiality, the Company has agreed in the Merger Agreement to, and to cause its subsidiaries to, afford MergerCo and its representatives reasonable access during normal business hours to all properties, contracts, commitments, personnel, books and records, and to furnish MergerCo with all financial, operating and other data and information as MergerCo through its representatives may from time to time reasonably request.

COOPERATION AND REASONABLE EFFORTS

  Pursuant to the Merger Agreement and subject to certain conditions and limitations described therein, the parties have agreed to cooperate with each other and to use their respective reasonable efforts to take certain specified and other actions, including cooperation in the arrangement of financing, so that the transactions contemplated by the Merger Agreement may be consummated. The Company and MergerCo have each agreed to use its commercially reasonable efforts to cause the Merger to be recorded as a recapitalization for financial reporting purposes.

DELISTING FROM NYSE

  Pursuant to the Merger Agreement, the Company and MergerCo have each agreed to cooperate with each other in taking all actions necessary to delist the Harborside Common Stock from the NYSE, effective after the Effective Time.

PUBLIC ANNOUNCEMENTS

  The Company and MergerCo have agreed not to make any public announcements with respect to the Merger except as required by law or by mutual agreement.

INDEMNIFICATION AND INSURANCE

  Following the Merger, the Certificate of Incorporation and By-Laws of the Company will contain provisions substantially identical with respect to elimination of personal liability and indemnification to those set forth in the Certificate of Incorporation of the Company and the By-laws of the Company as of the date of the Merger Agreement, respectively, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of persons who at the Effective Time were directors, officers, agents or employees of the Company. In addition, MergerCo has agreed to honor any existing indemnification agreements with any current or former directors, officers or employees of the Company as in effect as of the date of the Merger Agreement. The surviving corporation will cause to be maintained in effect for not less than six years from the Effective Time, the current policies of the directors' and officers' liability insurance in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time; provided, that the surviving corporation shall not be obligated to pay annual premiums for such insurance in excess of 150% of the last annual premium paid prior to the date of the Merger Agreement.

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

MASTER RIGHTS AGREEMENT

  The Merger Agreement provides that, at the Effective Time, the Company will enter into a master rights agreement for the benefit of Investcorp and the other investors in MergerCo who, as a result of the Merger, will receive common stock in the Company (collectively, the "New Investors") and the Berkshire Stockholders, which agreement will provide, among other things, for the following: (i) the New Investors will receive demand and "piggyback" registration rights; (ii) the Berkshire Stockholders will receive "piggyback" registration rights entitling them (subject to certain limitations) to participate pro rata in Company registration statements filed with the Commission; (iii) unless otherwise agreed by the New Investors holding voting common stock and the Berkshire Stockholders, if any new equity securities (subject to certain exceptions) are to be issued by the Company after the Merger but prior to an initial public offering by the Company at a price below fair market value, as determined in good faith by the Board of Directors of the Company, the Company will give all holders of the then outstanding common stock (not including stock options) the right to participate pro rata in such equity financing; and (iv) the Berkshire Stockholders will be entitled to receive periodic information concerning the Company (subject to certain limitations). The terms of the master rights agreement may be modified or terminated by agreement of the Company, the New Investors and the Berkshire Stockholders.

MINIMUM EQUITY REQUIREMENT

  Pursuant to the Merger Agreement, MergerCo is required to have received contributions of at least $135 million in cash or cash equivalents prior to the consummation of the Merger and the Merger Financings.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

  The respective obligations of the Company and MergerCo to effect the Merger are subject to various conditions which include, in addition to certain other customary closing conditions, the following: (a) the Merger Agreement shall have been approved by the requisite vote of holders of outstanding shares of Harborside Common Stock; (b) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint, requirement or prohibition preventing the consummation of the Merger shall be in effect; provided that the Company and MergerCo are required to use their reasonable efforts to have any such injunction, order, restraint, requirement or prohibition vacated; and (c) the Registration Statement of which this Proxy Statement/Prospectus is a part shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order, and all material state securities laws applicable to the registration and qualification of Non-Cash Election Shares following the Merger shall have been complied with.

  The obligations of MergerCo to effect the Merger are further subject to the conditions that (i) an Administrative Services Agreement between the Company and an affiliated entity remains in effect, (ii) no event has occurred that has had or is reasonably likely to have a material adverse effect with respect to the Company and (iii) certain regulatory approvals and certain third-party consents required in connection with the Merger shall have been obtained. See "REGULATORY APPROVALS."

  The obligations of the Company to effect the Merger are further subject to the condition that the Company shall have received an opinion or certificate of a reputable expert firm selected by MergerCo and reasonably satisfactory to the Company confirming the solvency of the Company and its subsidiaries on a consolidated basis (after giving effect to the Merger and related financings) addressed to the Board and upon which such Board shall be entitled to rely.

TERMINATION

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company:

    (a) by mutual written consent of MergerCo and the Company;

    (b) by either MergerCo or the Company:

      (i) if a court of competent jurisdiction or other governmental entity of the United States shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order or other action shall have become final and nonappealable; or

      (ii) if the Effective Time shall not have occurred on or prior to January 10, 1999 (other than due to the failure of the party seeking to terminate the Merger Agreement to perform any of its obligations under the Merger Agreement required to be performed thereunder);

    (c) By the Company, if the Company receives an Acquisition Proposal in writing from any person or group as a result of which the Board determines in good faith, after consultation with outside counsel, that it is obligated by its fiduciary duty under applicable law to terminate the Merger Agreement;

    (d) By MergerCo in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which has not been cured within 30 days after the giving of written notice to the Company and which has a material adverse effect with respect to the Company and its subsidiaries taken as a whole or the ability of the Company to consummate the transactions contemplated thereby;

    (e) By the Company, if MergerCo shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which failure to perform has not been cured within 30 days after the giving of written notice to MergerCo and which has a material adverse effect with respect to MergerCo or the ability of MergerCo to consummate the transactions contemplated thereby; and

    (f) By MergerCo, if the Company shall have (1) withdrawn, modified or amended in any respect adverse to MergerCo its approval or recommendation of the Merger Agreement or the Merger, (2) failed to include in this Proxy Statement/Prospectus such recommendation, (3) recommended any Acquisition Proposal or Acquisition Transaction from or with a person other than MergerCo or any of its subsidiaries or affiliates or (4) resolved to do any of the foregoing.

  In the event of termination of the Merger Agreement by either the Company or MergerCo, the Merger Agreement shall terminate, without any liability or obligation on the part of the Company or MergerCo, other than specified provisions in the Merger Agreement relating to (i) payment of fees and expenses, (ii) certain confidentiality provisions and (iii) liability for any willful breaches of the Merger Agreement. See "--Expenses and Certain Required Payments."

AMENDMENT AND WAIVER

  The Merger Agreement may be amended by action taken by the Company and MergerCo at any time before or after approval of the Merger by the stockholders of the Company, but, after any such approval, no amendment may be made which changes the form or decreases the amount of the consideration per share to be paid in the Merger, which changes any term of the Restated Certificate of Incorporation of the Company or which otherwise adversely affects the rights of the Company's stockholders under the Merger Agreement. At any time prior to the Effective Time, MergerCo or the Company may, subject to the immediately preceding sentence, waive compliance by the other party with any of the obligations, covenants, agreements or conditions contained in the Merger Agreement. Any such waiver shall be valid only if set forth in an instrument in writing signed by the party granting such waiver.

  The Company currently does not intend or expect that there will be any need to amend or waive in any material respect any provision of the Merger Agreement. In the event the Company waives any condition relating to the United States federal income tax consequences of the Merger to Harborside stockholders, or materially changes the terms of the Merger, the Company will amend and supplement this Proxy Statement/Prospectus accordingly and resolicit the stockholders of Harborside for their approval of the Merger Agreement and the Amendment Proposal.

EXPENSES AND CERTAIN REQUIRED PAYMENTS

  If the Merger Agreement is terminated by the Company as described in item (c) under "--Termination" above or by MergerCo as described in item (f) under "-- Termination" above, then the Company has agreed to reimburse MergerCo for all actual documented out-of-pocket expenses (other than any expenses payable as a financing commitment or similar fee) incurred by or on behalf of MergerCo in connection with the transactions contemplated by the Merger Agreement and any related financings; provided that such reimbursable expenses shall not exceed $4,000,000 in the aggregate. In addition, in the event that, within nine months following any such termination, the Company shall have consummated an Acquisition Transaction with a person unaffiliated with MergerCo, then, in addition to reimbursement of MergerCo's expenses as provided above, the Company has agreed to pay MergerCo a fee of $6,000,000.

  Except as otherwise provided above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

                          CERTAIN RELATED AGREEMENTS

STOCKHOLDER AGREEMENT

  The following is a brief summary of certain provisions of the Stockholder Agreement among MergerCo and the Subject Stockholders, a copy of which appears as Annex II to this Proxy Statement/Prospectus and is incorporated herein by reference. The Subject Stockholders are The Berkshire Companies Limited Partnership, The Douglas Krupp 1994 Family Trust, The George Krupp 1994 Family Trust, Krupp Enterprises, L.P. and Messrs. Guillard and Dell'Anno. Such summary does not purport to be complete and is qualified in its entirety by reference to the copy attached to the Proxy Statement/Prospectus.

  Pursuant to the Stockholder Agreement, the Subject Stockholders, who owned, as of the Record Date, an aggregate of approximately 54% of the outstanding shares of Harborside Common Stock, have agreed, among other things and subject to certain conditions, to vote in favor of the Merger Agreement and the Merger, and to vote against any competing transactions by a third party. The Stockholder Agreement also provides that the Berkshire Stockholders will make Non-Cash Elections with respect to an amount of shares of Harborside Common Stock equal to the Non-Cash Election Number. If the aggregate number of Electing Shares (including those of the Berkshire Stockholders) exceeds the Non-Cash Election Number, the Berkshire Stockholders will be subject to proration with respect to the number of Non-Cash Election Shares they will receive in the Merger in the same manner as all other electing stockholders.

  In addition, pursuant to the Stockholder Agreement, the Subject Stockholders may not, directly or indirectly (through representatives or otherwise), solicit, knowingly encourage, participate in or initiate discussions or negotiations with, or provide any information to, any person or group (other than MergerCo or any affiliate, associate or designee of MergerCo) concerning any proposal for an acquisition of all or any substantial part of the business and properties or capital stock of the Company and its subsidiaries taken as a whole, directly or indirectly, whether by merger, consolidation, share exchange, tender offer, purchase of assets or shares of capital stock or otherwise; provided, that this prohibition does not restrict any Subject Stockholder who is a member of the Board of Directors from taking actions in such person's capacity as a director of the Company to the extent and in the circumstances permitted by the Merger Agreement. See "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--No Solicitation of Transactions."

  Subject to certain conditions and exceptions, the Subject Stockholders are also not permitted to dispose of, or enter into any contract, option (other than the option granted to MergerCo pursuant to the Stockholder Agreement) or other arrangement or understanding with respect to or consent to the disposition of, any or all of such Subject Stockholders' Harborside Common Stock or any interest therein.

  The covenants and agreements in the Stockholder Agreement terminate on the first to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms; provided that certain covenants will survive the Effective Time of the Merger.

  In addition, the Subject Stockholders have granted MergerCo an irrevocable option to purchase all shares of Harborside Common Stock held by the Subject Stockholders at a price per share equal to $25.00. The option is exercisable, in whole or in part, at any time (x) after a person other than MergerCo or its affiliates takes certain specified actions indicating that it might be interested in acquiring the Company or (y) if the Company withdraws or adversely modifies its recommendation of the Merger. The option expires upon the earliest to occur of (a) the Effective Time, (b) 120 days after the commencement of the option exercise period and (c) the termination of the Merger Agreement pursuant to specified termination provisions contained therein.

NON-COMPETE AGREEMENTS

  The Company has entered into a Non-Compete Agreement, dated as of April 15, 1998, with each of Douglas Krupp, a director and beneficial stockholder of the Company, and George Krupp, a beneficial stockholder of the Company, pursuant to which each such individual has agreed for a one-year period commencing at the Effective Time not to engage in certain business activities or to own certain equity interests in any person or entity that engages in such business activities. Pursuant to such agreements, the Company has agreed to pay $250,000 to each of such individuals at the Effective Time.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth certain information regarding the persons who will be the directors and executive officers of Harborside upon the consummation of the Merger:

NAME                     AGE                            POSITION
----                     ---                            --------
Stephen L. Guillard.....  49 Chairman, President, Chief Executive Officer and Director
Damian N. Dell'Anno.....  39 Executive Vice President of Operations and Director
William H. Stephan......  41 Senior Vice President and Chief Financial Officer and Director
Bruce J. Beardsley......  34 Senior Vice President of Acquisitions
Michael E. Gomez,
 R.P.T..................  36 Senior Vice President of Rehabilitation Services
Steven V. Raso..........  33 Senior Vice President of Reimbursement
Savio W. Tung...........  46 Director
Christopher J. O'Brien..  39 Director
Charles J. Philippin....  47 Director
Christopher J. Stadler..  33 Director

  Stephen L. Guillard has served as President and Chief Executive Officer of the Company since March 21, 1996 and of the predecessors of the Company since May 1988 and as a Director and Chairman of the Board of the Company since its incorporation. Mr. Guillard previously served as Chairman, President and Chief Executive Officer of Diversified Health Services ("DHS"), a long-term care company which Mr. Guillard co-founded in 1982. DHS operated approximately 7,500 long-term care and assisted living beds in five states. Mr. Guillard has a total of 26 years of experience in the long-term care industry and is a licensed Nursing Home Administrator.

  Damian N. Dell'Anno has served as Executive Vice President of Operations of the Company since March 21, 1996 and its predecessors since 1994. From 1993 to 1994, he served as the head of the specialty services group for the predecessors of the Company and was instrumental in developing the Company's rehabilitation therapy business. From 1989 to 1993, Mr. Dell'Anno was Vice President of Reimbursement for the predecessors of the Company. From 1988 to 1989, Mr. Dell'Anno served as Director of Budget, Reimbursement and Cash Management for Mediplex, an operator of skilled nursing facilities. Mr. Dell'Anno has a total of 16 years of experience in the long-term care industry.

  William H. Stephan has served as Senior Vice President and Chief Financial Officer of the Company since March 21, 1996 and its predecessors since 1994. From 1986 to 1994, Mr. Stephan was a Manager in the health care practice of Coopers & Lybrand L.L.P. In such position, his clients included operators of long-term care facilities, continuing care retirement centers, physician practices and acute care hospitals. Mr. Stephan is a Certified Public Accountant and a member of the Healthcare Financial Management Association.

  Bruce J. Beardsley has served as Senior Vice President of Acquisitions of the Company since March 21, 1996 and its predecessors since 1994. From 1992 to 1994, he was Vice President of Planning and Development of the predecessors of the Company with responsibility for the development of specialized services, planning and engineering. From 1990 to 1992, he was an Assistant Vice President of the predecessors of the Company responsible for risk management and administrative services. From 1988 to 1990, Mr. Beardsley served as Special Projects Manager of the predecessors of the Company. Prior to joining the predecessors of the Company in 1988, Mr. Beardsley was a commercial and residential real estate appraiser.

  Michael E. Gomez, R.P.T. has served as Senior Vice President of Rehabilitation Services of the Company since June 14, 1996 and its predecessors since 1994. From 1993 to 1994, Mr. Gomez served as Director of Therapy Services for the predecessors of the Company with responsibility for overseeing the coordination and direction of physical, occupational and speech therapy services. From 1991 to 1993, Mr. Gomez was Director of Rehabilitation Services at Mary Washington Hospital in Fredericksburg, Virginia. From 1988 to 1990, he was Physical Therapy State Manager for Pro-Rehab, a contract therapy company based in Boone, North Carolina. Mr. Gomez is a licensed physical therapist.

  Steven V. Raso has served as Senior Vice President of Reimbursement since 1997. From 1994 to 1997 he served as Vice President of Reimbursement for the Company and he served as Director of Reimbursement and Budgets from 1989 to 1994. In these capacities, Mr. Raso has been responsible for the Medicare and Medicaid reimbursement cost reporting functions, including audits, appeals, licensing and rate determinations. Mr. Raso also oversees the budgeting, accounts receivable and compliance departments within the Company.

  Savio W. Tung has been an executive of Investcorp, its predecessor or one of its wholly-owned subsidiaries since September 1984. He is a director of Werner Holding Co. (DE), Inc., CSK Auto Corporation, Saks Holdings, Inc., Simmons Holdings, Inc. and Star Markets Holdings, Inc.

  Christopher J. O'Brien has been an executive of Investcorp, its predecessor or one of its wholly-owned subsidiaries since December 1993. Prior to joining Investcorp, he was a Managing Director of Mancuso & Company, a private New York-based merchant bank. He is a director of Falcon Building Products, Inc., Simmons Holdings, Inc., Star Markets Holdings, Inc., CSK Auto Corporation and The William Carter Company.

  Charles J. Philippin has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since July 1994. Prior to joining Investcorp, he was a partner of Coopers & Lybrand L.L.P., an accounting firm. He is a director of Falcon Building Products, Inc., Werner Holding Co. (DE), Inc., Saks Holdings, Inc., CSK Auto Corporation, Simmons Holdings, Inc., Star Markets Holdings, Inc. and The William Carter Company.

  Christopher J. Stadler has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since April 1996. Prior to joining Investcorp, he was employed by BT Securities Corporation, an investment banking firm, in various capacities, including Managing Director; the Davis Companies, a merchant bank, as a Managing Director; and CS First Boston Corporation, an investment banking firm, as a Director. He is a director of Falcon Building Products, Inc., Werner Holding Co. (DE), Inc., CSK Auto Corporation and The William Carter Company.

                            EXECUTIVE COMPENSATION

  The following tables set forth information about the compensation of the chief executive officer and the four other most highly compensated executive officers of the Company (the "Named Executive Officers") for the year ended December 31, 1997:

                     EXECUTIVE COMPENSATION SUMMARY TABLE

                                  ANNUAL COMPENSATION        LONG TERM COMPENSATION
                               -------------------------- -----------------------------
                                                                 AWARDS         PAYOUTS
                                                          --------------------- -------
                                                 OTHER    RESTRICTED SECURITIES         ALL OTHER
                                                 ANNUAL     STOCK    UNDERLYING  LTIP    COMPEN-
     NAME AND                  SALARY   BONUS   COMPEN-    AWARD(S)   OPTIONS/  PAYOUTS SATION ($)
PRINCIPAL POSITION        YEAR   ($)   ($)(1)  SATION ($)    ($)      SARS(#)     ($)      (2)
------------------        ---- ------- ------- ---------- ---------- ---------- ------- ----------
Stephen L. Guillard,....  1997 300,300 232,500    --         --        55,000     --      16,250
 Chairman, President and  1996 310,802 548,000    --         --        80,000     --      15,927
 Chief Executive Officer  1995 267,800  80,000    --         --           --      --       4,063
Damian N. Dell'Anno,....  1997 192,115 117,000    --         --        27,000     --       7,578
 Executive Vice           1996 176,371 266,000    --         --        50,000     --       5,152
 President of Operations  1995 159,326  32,000    --         --           --      --       1,573
Bruce J. Beardsley,.....  1997 151,153  70,000    --         --        17,000     --       8,178
 Senior Vice President    1996 131,905 237,333    --         --        40,000     --       7,385
 of Acquisitions          1995 117,192  37,306    --         --           --      --       3,191
William H. Stephan,.....  1997 146,154  60,000    --         --        16,000     --       7,346
 Senior Vice President    1996 127,605 180,250    --         --        40,000     --       6,423
 and Chief Financial      1995 120,000  24,000    --         --           --      --       5,954
 Officer
Kenneth Montgomery,.....  1997 122,019  11,500    --         --         9,000     --       6,856
 Senior Vice President    1996 106,173  87,000    --         --        10,000     --      11,173
 of Operations(3)         1995  96,423  18,900    --         --           --      --      13,279

--------
(1) 1996 amounts include special bonuses related to the Company's initial public offering and other payments paid to Messrs. Guillard, Dell'Anno, Beardsley, Stephan and Montgomery of $438,000 and $212,000, $185,250, $150,250 and $67,000, respectively.
(2) Includes matching contributions made by the Company under its Supplemental Executive Retirement Plan and 401(k) Plan.
(3) Upon consummation of the Merger, Mr. Montgomery will cease to be considered an executive officer of the Company.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                    INDIVIDUAL GRANTS
                         ----------------------------------------
                          NUMBER OF  PERCENT OF TOTAL                                GRANT
                         SECURITIES    OPTIONS/SARS                                  DATE
                         UNDERLYING     GRANTED TO    EXERCISE OR                   PRESENT
                         OPTION/SARS   EMPLOYEES IN   BASE PRICE     EXPIRATION      VALUE
NAME                     GRANTED (#)   FISCAL YEAR      ($/SH)          DATE        ($)(2)
----                     ----------- ---------------- ----------- ----------------- -------
Stephen Guillard(1).....   55,000          25.8          12.00    February 12, 2007 294,250
Damian Dell'Anno(1).....   27,000          12.7          12.00    February 12, 2007 144,450
Bruce Beardsley(1)......   17,000           8.0          12.00    February 12, 2007  90,950
William Stephan(1)......   16,000           7.5          12.00    February 12, 2007  85,600
Kenneth Montgomery(1)...    9,000           4.2          12.00    February 12, 2007  48,150

--------
(1) Messrs. Guillard, Dell'Anno, Beardsley, Stephan and Montgomery received options to purchase shares of Harborside Common Stock on February 12, 1997. One third of these options become exercisable on the first, second and third anniversary of their date of grant and terminate (with certain exceptions) on the tenth anniversary of their date of grant.
(2) The fair value of each stock option is estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions: an expected life of five years, expected volatility of 40%, no dividend yield and a risk-free interest rate of 6.2%.

                      AGGREGATED OPTION/SAR EXERCISES IN
                             LAST FISCAL YEAR AND
                       FISCAL YEAR END OPTION/SAR VALUES

                                                            NUMBER OF               VALUE OF
                                                           SECURITIES              UNEXERCISED
                                                           UNDERLYING             IN-THE MONEY
                                                   UNEXERCISED OPTIONS/SARS AT   OPTIONS/SARS AT
                                                         FISCAL YEAR END       FISCAL YEAR END ($)
                            SHARES
                         ACQUIRED ON     VALUE            EXERCISABLE/            EXERCISABLE/
NAME                     EXERCISE (#) REALIZED ($)        UNEXERCISABLE           UNEXERCISABLE
----                     ------------ ------------ --------------------------- -------------------
Stephen Guillard........     --           --             26,667/108,333          213,336/852,914
Damian Dell'Anno........     --           --              16,667/60,333          133,336/475,914
Bruce Beardsley.........     --           --              13,333/43,667          154,663/441,087
William Stephan.........     --           --              13,333/42,667          154,663/433,337
Kenneth Montgomery......     --           --               3,333/15,667           26,664/123,086

COMPENSATION OF DIRECTORS

  Independent directors of the Company (Messrs. Barnum, Benson and Bretholtz and Ms. Crawford) are compensated at the rate of $15,000 per year for their services plus $1,000 for each meeting of the Board of Directors or committee of the Board of Directors that they attend and receive reimbursement for their travel expenses. In addition each independent director initially received an option to purchase 15,000 shares of common stock, and commencing on January 1, 1997, each independent director as of each January 1 receives an option to purchase an additional 3,500 shares of common stock. During 1997, each of Messrs. Barnum, Benson and Bretholtz, and Ms. Crawford received grants under this plan. Each option grant vests after one year, has a ten year term, and permits the holder to purchase shares at their fair market value on the date of grant ($11.69 in the case of options granted in 1997). The Company currently has in effect a Directors Retainer Fee Plan, pursuant to which independent directors may elect to receive their retainer and meeting fees currently in cash or Harborside Common Stock, or may elect to defer payment of such fees and credit such fees to a Share Unit Account consisting of Share Units that are equivalent in value to shares of Harborside Common Stock. The Merger

Agreement provides that each Share Unit outstanding immediately prior to the Effective Time will be canceled in exchange for the right of the holder thereof to receive an amount in cash equal to the product of (i) the number of Share Units in such holder's Share Unit Account outstanding immediately prior to the Effective Time and (ii) $25.00. Based on the total number of Share Units outstanding, as of June 30, 1998 such cash amount would equal approximately $62,110, in the case of Robert T. Barnum, approximately $59,110, in the case of David F. Benson, and approximately $14,110, in the case of Sally W. Crawford.

  Following the merger, the Company does not plan to pay any compensation to its directors for their service to the Company in such capacity.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  The Company has entered into employment agreements with Messrs. Guillard, Dell'Anno, Beardsley and Stephan, each of which has an initial term of two years, subject to automatic renewal for successive one-year periods unless the Company or the employee gives notice of non-renewal 60 days prior to expiration. The employment agreements provide for an annual base salary of $310,000 for Mr. Guillard, $180,000 for Mr. Dell'Anno, $135,000 for Mr. Beardsley and $130,000 for Mr. Stephan. Such salaries may be increased, but not decreased, at the discretion of the Compensation Committee. As of March 1997, the annual base salaries of Messrs. Dell'Anno, Beardsley and Stephan were increased to $190,000, $155,000 and $150,000, respectively. Each employee is entitled to participate in all benefits generally made available to senior executives of the Company and to receive annual bonus compensation in such amounts and upon such conditions as determined by the Compensation Committee, but not less than 15% of base salary in a given year. If any of the employment agreements is terminated by the Company other than for cause, the employee is entitled to receive all accrued but unpaid salary and bonus amounts plus termination payments equal to the employee's monthly base salary for each of the greater of (i) the number of months remaining under the term of the agreement or (ii) 12 months (24 months in the case of Mr. Guillard). In the event of an employee's termination due to disability or death, the employee (or his designated beneficiary) will receive monthly payments equal to the employee's monthly base salary for 12 months, reduced by payments made under any disability insurance policy or program maintained by the Company for the employee's benefit. If any of the employment agreements is not renewed by the Company at the end of its initial or subsequent term, the employee will be entitled to receive severance payments equal to the employee's monthly base salary for 12 months (24 months in the case of Mr. Guillard).

  Each employment agreement provides that neither the employee nor any business enterprise in which he has an interest may (i) until the later of the termination of the employee's employment with the Company and the expiration of two years from the commencement of such employment, engage in activities which compete with the Company's business, (ii) at any time during the employee's employment and one year following his termination (two years in the case of Mr. Guillard), manage or operate any long-term care facility managed or operated by the Company and (iii) for a period of one year following termination (two years in the case of Mr. Guillard), solicit or employ persons employed or retained as a consultant by the Company.

  These employment agreements are expected to be terminated as of the Effective Time and replaced by new employment agreements to be entered into between the Company and each of Messrs. Guillard, Dell'Anno, Beardsley and Stephan. See "THE MERGER--Interests of Certain Persons in the Merger."

  As of January 15, 1998, the Company entered into Change in Control Agreements with each of Messrs. Guillard, Dell'Anno, Beardsley, Stephan and Raso providing for certain payments to be made to such officers and certain loans made by the Company to such officers to be forgiven in the event of a change in control. See "THE MERGER--Interests of Certain Persons in the Merger." The Agreements further provide that if any executive's employment with the Company is terminated by the Company for any reason other than cause within 12 months following a change of control, (i) the employee is entitled to receive all accrued but unpaid salary and bonus amounts plus a lump-sum cash payment equal to one times the amount of the executive's base salary (1.5 times the base salary in the case of Mr. Guillard) at the rate in effect immediately prior to the date of termination or at the rate immediately prior to the change of control, whichever is higher and (ii) the Company will take all steps necessary to fully vest the executive in the Supplemental Executive Retirement Plan dated as of September

15, 1995 and the Company's 401(k) Plan and the Company will reimburse the Executive for outplacement services up to a maximum reimbursement of $15,000. The Change in Control Agreements are expected to be terminated by mutual agreement of the parties as of the Effective Time, except that the Company will comply with its obligations under the provisions described in the first sentence of this paragraph. See "THE MERGER--Interests of Certain Persons in the Merger."

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

  Effective September 15, 1995, the Company established a Supplemental Executive Retirement Plan ("SERP") to provide benefits for key employees of the Company. Participants may defer up to 25% of their salary and bonus compensation by making contributions to the SERP. Amounts deferred by the participant are credited to his or her account and are always fully vested. The Company matches 50% of amounts contributed until 10% of base salary has been contributed. Matching contributions made by the Company become vested as of January 1 of the second year following the end of the plan year for which contributions were credited, provided the employee is still employed with the Company on that date. In addition, participants will be fully vested in such matching contribution amounts in the case of death or permanent disability or at the discretion of the Company. Participants are eligible to receive benefits distributions upon retirement or in certain pre-designated years. Participants may not receive distributions prior to a pre-designated year, except in the case of termination, death or disability or demonstrated financial hardship. Only amounts contributed by the employee may be distributed because of financial hardship. Although amounts deferred and Company matching contributions are deposited in a "rabbi trust," they are subject to risk of loss. If the Company becomes insolvent, the rights of participants in the SERP would be those of an unsecured general creditor of the Company.

1996 LONG-TERM STOCK INCENTIVE PLAN

  The Company has adopted, and the Company's stockholders have approved, the Harborside Healthcare Corporation 1996 Long-Term Stock Incentive Plan (the "1996 Stock Plan").

  The 1996 Stock Plan is administered by the Stock Plan Committee, which is comprised of two or more "Non-Employee Directors." Any officer or other key employee or consultant to the Company or any of its subsidiaries who is not a member of the Stock Plan Committee may be designated as a participant under the 1996 Stock Plan. The Stock Plan Committee has the sole and complete authority to determine the participants to whom awards will be granted under the 1996 Stock Plan.

  Following the Effective Time, the Company does not intend to grant any additional options under the 1996 Stock Plan. For a discussion of the treatment in the Merger of any options outstanding under the 1996 Stock Plan, see "THE MERGER--Treatment of Existing Company Stock Options." Following the Effective Time, the Company intends to adopt a new stock incentive plan. See "THE MERGER--Interests of Certain Persons in the Merger."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In 1995, Mr. Guillard subscribed for equity interests in certain of the Company's predecessors. The aggregate subscription price of $438,000, equal to the fair market value of such interests as of December 31, 1995, was paid by Mr. Guillard in 1996 with the proceeds of a special bonus equal to such purchase price. To pay taxes due with respect to the purchase of the equity interests and this bonus, Mr. Guillard received a loan from the Company, evidenced by a note maturing April 15, 2001, and bearing interest at 7.0% per annum. In connection with the IPO Reorganization, such equity interests and Messrs. Guillard's and Dell'Anno's interests in Harborside Healthcare Limited Partnership were exchanged for an aggregate of 307,724 shares of Harborside Common Stock. Under his prior employment agreement, Mr. Dell'Anno also received an additional 18,037 shares of Harborside Common Stock pursuant to a bonus payment in connection with the Offering (with a value of $212,000). Mr. Dell'Anno also received a loan from the Company at an interest rate of prime plus 1% to pay income tax liabilities that resulted from such bonus payment. As of March 31, 1998, the amount outstanding on the loans made by the Company to Messrs. Guillard and Dell'Anno was $225,660 and $110,184, respectively.

  Pursuant to the Change in Control Agreements described above, the loans of Messrs. Guillard and Dell'Anno will be forgiven as of the Effective Time. See "THE MERGER--Interests of Certain Persons in the Merger."

  The Company adopted an Executive Long-Term Incentive Plan (the "Executive Plan") effective July 1, 1995. Eligible participants, consisting of the Company's department heads and regional directors, were entitled to receive payment upon an initial public offering or sale of the Company above a baseline valuation of $23,000,000 within two years of the effective date of the plan. The Executive Plan terminated upon completion of the Offering. The payments to Messrs. Beardsley, Stephan and Montgomery totaled $185,250, $150,250, and $67,000, respectively.

  The Berkshire Companies Limited Partnership ("BCLP") is beneficially owned by, among others, Douglas Krupp, a director and beneficial stockholder of the Company, and George Krupp, a beneficial stockholder of the Company. BCLP has historically had certain relationships with the Company. All such transactions with George or Douglas Krupp or their affiliates, including BCLP, have been approved by disinterested directors.

  Effective October 1, 1994, the Company entered into an agreement to lease its Brevard facility from Rockledge T. Limited Partnership ("RTLP"), which is beneficially owned by Douglas Krupp and George Krupp. The Brevard lease agreement is for a period of ten years, plus up to two five-year renewals. Rent was $551,250 for the initial twelve-month period and increases by 2.0% each year thereafter. At the end of the initial lease term, the Company has the option to exercise two consecutive five-year lease renewals. The Company also has the right after the fifth anniversary of the commencement of the lease to purchase the facility at its fair market value.

  The Company's Boston headquarters occupy office space leased from BCLP. The Company had historically been allocated certain expenses for this office space and for various services provided by BCLP, including legal, tax, data processing and other administrative services. The allocation of expenses for each of the years ended December 31, 1995 and 1996 was approximately $700,000 and $296,000, respectively. BCLP also provided investor relations services to KYP in 1995, for which the Company paid a total of $118,000.

  In June 1996, these expense allocations were replaced by an Administrative Services Agreement between the Company and BCLP (the "Services Agreement") pursuant to which BCLP agreed to provide office space, legal, tax, data processing and other administrative services to the Company in return for a monthly fee. The initial term of the Services Agreement ended on December 31, 1996 and, pursuant to the terms of the Services Agreement, was automatically renewable annually thereafter. For the years ended December 31, 1996 and 1997, fees paid for services provided under the Services Agreement aggregated approximately $404,000 and $708,000, respectively. For the first quarter of 1998, such fees aggregated $313,000. The Services Agreement provided that the Company and BCLP each had the ability to terminate the Services Agreement upon 120 days' prior written notice. The Services Agreement also provided that the Company would indemnify BCLP, including its officers and partners, to the fullest extent permitted by Delaware law, as if BCLP were an agent of the Company in connection with the performance of its services under the Services Agreement. BCLP also agreed to indemnify the Company for losses arising from BCLP's deliberate dishonesty or gross negligence or willful misconduct.

  On April 15, 1998, at the request of the Company, the Services Agreement was amended and restated (the "Amended Agreement"), effective as of January 1, 1998. Under the terms of the Amended Agreement, provision of certain services (office space, office administration and investor services) terminates automatically on December 31, 1998. The other services provided under the Amended Agreement may be terminated by either party upon prior written notice given within specified time periods ranging from 60 to 360 days, depending on the service. In addition, tax and data processing services may not be terminated before specified dates ranging from March 31, 1999 to December 31, 2001 unless certain conditions are met. Under the Amended Agreement, BCLP agreed to exercise the same care with respect to rendering services to the Company as it exercises when it provides services to its affiliates. The Company agreed that BCLP would in no event be liable for special or consequential damages. The indemnification provisions otherwise remained unchanged.

  The Company's current Boston headquarters, which occupy office space leased from BCLP, is paid for under the terms of the Amended Agreement. The Company has entered into a lease for new office space with an unaffiliated third party and expects to relocate its offices during the third or fourth quarter of 1988. In connection with such relocation, the Company is considering subleasing excess space at its new headquarters to BCLP on a short term basis. The Company expects that the terms of any such sublease would be on an arms' length basis. The Company believes that the terms of the Amended Agreement are as favorable to the Company as could be obtained from an independent third party.

  On December 28, 1995, an affiliate of BCLP advanced $2,000,000 to the Company at an interest rate of 9.0% per annum. The Company used these funds to make a purchase deposit on five long-term care facilities which the Company subsequently determined not to acquire. The advance and all accrued interest were repaid in full.

  In connection with the Offering, the Company entered into a Reorganization Agreement (the "Reorganization Agreement") with certain individuals, including Messrs. Krupp, Guillard and Dell'Anno (the "Contributors"), pursuant to which the Contributors received 4,400,000 shares of Common Stock in exchange for their ownership interests in the Company's predecessors. The reorganization contemplated by the Reorganization Agreement was completed immediately prior to completion of the Offering.

  In connection with the acquisition of the Company's Decatur facility, a subsidiary of the Company assumed a first mortgage note from the facility's prior owner. Douglas Krupp personally guaranteed the note which at the time had a remaining balance of $1,775,000. As of March 31, 1998 the remaining principal balance on the note was $1,571,666. The Company has agreed to indemnify Mr. Krupp for liability under such guaranty.

  The Company has entered into a Non-Compete Agreement, dated as of April 15, 1998, with each of Douglas Krupp, a director and beneficial stockholder of the Company, and George Krupp, a beneficial stockholder of the Company, pursuant to which each such individual has agreed for a one-year period commencing at the Effective Time not to engage in certain business activities or to own certain equity interests in any person or entity that engages in such business activities. Pursuant to such agreements, the Company has agreed to pay $250,000 to each of such individuals at the Effective Time.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  The security ownership of directors, the Named Executive Officers, all directors and officers of the Company as a group and certain beneficial owners of 5% or more of Harborside Common Stock as of June 30, 1998 is set forth in the table below. In addition, the table sets forth the beneficial ownership of all such persons after giving effect to the Merger, based on an assumption that the Non-Cash Election Number will be 361,500. The determination of the Non-Cash Election Number is dependent on the actual common equity capitalization of MergerCo, which will not be determined until the terms of the Merger-related financings are finalized. See "The MERGER--Merger Financings." It is expected that the Non-Cash Election Number will be determined shortly before the Special Meeting.

                                 AS OF JUNE 30, 1998                     AFTER THE MERGER
                          -------------------------------------- ---------------------------------------
                                                                                                   % OF
                                                           % OF                                   COMMON
 NAME & ADDRESS(1)                      OPTIONS           COMMON              OPTIONS             STOCK
OF BENEFICIAL OWNER        SHARES         (2)     TOTAL   STOCK  SHARES(3)      (4)    TOTAL       (5)
-------------------       ---------     ------- --------- ------ ---------    ------- -------     ------
George Krupp............  3,382,305(6)      --  3,382,305  42.2%  180,750        --   180,750      3.0%
Douglas Krupp...........  3,393,605(6)      --  3,393,605  42.4%  180,750        --   180,750      3.0%
The Berkshire Companies
 Limited Partnership....  2,696,903         --  2,696,903  33.7%      --         --       --       --
The Douglas Krupp 1994
 Family Trust...........    622,042(7)      --    622,042   7.8%  180,750        --   180,750      3.0%
The George Krupp 1994
 Family Trust...........    622,042(7)      --    622,042   7.8%  180,750        --   180,750      3.0%
Brinson Partners, Inc.
 209 South Lasalle
 Street Chicago, IL
 60604..................    424,800(8)      --    424,800   5.3%      --         --       --       --
Nicholas Company, Inc.
 700 N. Water Street
 Suite 1010 Milwaukee,
 WI 53202...............    452,200(9)      --    452,200   5.6%      --         --       --       --
T. Rowe Price Associ-
 ates, Inc. 100 E. Pratt
 Street Baltimore, MD
 21202..................    419,300(10)     --    419,300   5.2%      --         --       --       --
Robert T. Barnum........     15,000      18,500    33,500     *       --         --       --       --
David F. Benson.........      2,000      18,500    20,500     *       --         --       --       --
Robert M. Bretholtz.....     10,000      18,500    28,500     *       --         --       --       --
Sally W. Crawford.......      5,000      18,500    23,500     *       --         --       --       --
Michael E. Gomez,
 R.P.T.  ...............        633      17,666    18,299     *       --         --       --       --
Stephen L. Guillard.....    264,211(11)  71,666   335,877   4.2%  177,688        --   177,688      2.9%
Damian N. Dell'Anno.....     66,598(12)  42,333   108,931   1.4%   47,563     10,560   58,123      1.0%
Bruce J. Beardsley......      3,080      32,334    35,414     *       --      39,162   39,162        *
William H. Stephan......      4,355      32,000    36,355     *       400     38,332   38,732        *
Kenneth Montgomery......        678       9,667    10,345     *       --         --       --       --
All Directors and Offi-
 cers
 (11 persons)...........  3,765,160     279,666 4,044,826  48.8%  406,401(13) 88,054  494,455(13)  8.1%

--------
  * Percentage of shares beneficially owned does not exceed one percent.
 (1) The address of each person, except as noted, is c/o Harborside Healthcare Corporation, 470 Atlantic Avenue, Boston, Massachusetts 02210.
 (2) Includes shares of stock that are subject to options exercisable within 60 days of June 30, 1998.
 (3) Assumes that (i) each of The Douglas Krupp 1994 Family Trust ("DKFT") and The George Krupp 1994 Family Trust ("GKFT") will, pursuant to the Stockholder Agreement, elect to retain a number of shares of Harborside Common Stock equal to 50% of the Non-Cash Election Number, (ii) the Non-Cash Election Number will be 361,500 and (iii) no other existing holder of Harborside Common Stock will elect to retain shares. If other existing holders of Harborside Common Stock elect to retain shares in the Merger, the number of shares of Harborside Common Stock to be retained by DKFT and GKFT will be subject to proration. Also reflects the fact that Messrs. Guillard, Dell'Anno and Stephan will, pursuant to the Merger Agreement, retain the Management Rollover Shares.
 (4) Includes shares of stock that are subject to options exercisable within 60 days of the Effective Time. Assumes that (i) Mr. Dell'Anno will, pursuant to a letter agreement dated April 15, 1998, elect to retain certain of his Company Stock Options which are exercisable into an aggregate of 10,560 shares of

    Harborside Common Stock, (ii) Messrs. Beardsley and Stephan will, in order to satisfy a condition to their receipt of grants of stock options under the Company's new Stock Option Plan, elect to retain certain of their Company Stock Options which are exercisable into an aggregate of 39,162 and 38,332 shares of Harborside Common Stock, respectively (see "THE MERGER-- Interests of Certain Persons in the Merger") and (iii) no other holders of Company Stock Options will elect to retain all or any portion of their Company Stock Options. The options to be granted upon consummation of the Merger pursuant to the Company's new Stock Option Plan are not included in this table. See "THE MERGER--Interests of Certain Persons in the Merger."
 (5) Reflects the percentage such shares and options will represent of the number of outstanding shares of all classes of the Company's common stock after giving effect to the exercise of options owned by such person or persons following the Merger, based on the assumption that after giving effect to the Merger, 6,025,000 shares of all classes of the Company's common stock will be outstanding and that the Non-Cash Election Number will accordingly be 361,500. If the number of outstanding shares of common stock of the Company is greater than 6,025,000, then (i) the Non-Cash Election Number will be greater than 361,500, (ii) the percentages of Messrs. Guillard, Dell'Anno, Beardsley and Stephan will be reduced and
     (iii) the percentages of George Krupp, Douglas Krupp, The Douglas Krupp 1994 Family Trust and The George Krupp 1994 Family Trust will not be affected.
 (6) Includes 2,696,903 shares of Harborside Common Stock received by The Berkshire Companies Limited Partnership ("BCLP") and 63,360 shares of Harborside Common Stock received by Krupp Enterprises Limited Partnership ("Enterprises"), in each case in connection with the IPO Reorganization. The general partners of BCLP are KGP-1, Inc. ("KGP-1") and KGP-2, Inc. ("KGP-2") and the general partner of Enterprises is KGP-1. KGP-1 and KGP-2 are both 50% owned by each of George Krupp and Douglas Krupp. By virtue of their interests in the general partners of BCLP and Enterprises, George Krupp and Douglas Krupp may each be deemed to beneficially own the 2,760,263 shares of Harborside Common Stock held by BCLP and Enterprises. In addition, George Krupp and Douglas Krupp may each be deemed to beneficially own the 622,042 shares of Harborside Common Stock held by their respective family trusts. See Note 7, below. Also, Douglas Krupp disclaims beneficial ownership of 11,300 shares owned by his wife.
 (7) Includes 622,042 shares of Harborside Common Stock received in connection with the IPO Reorganization by each of The George Krupp 1994 Family Trust ("GKFT") and The Douglas Krupp 1994 Family Trust ("DKFT"). Each of George Krupp and Douglas Krupp may be deemed to beneficially own the 622,042 shares of Harborside Common Stock held by GKFT and DKFT, respectively. The trustees of both GKFT and DKFT are Lawrence I. Silverstein, Paul Krupp and
     M. Gordon Ehrlich (the "Trustees"). The Trustees share control over the power to dispose of the assets of GKFT and DKFT and thus each may be deemed to beneficially own the 622,042 shares of Harborside Common Stock held by GKFT and DKFT; however, each of the Trustees disclaims beneficial ownership of all of such shares which are or may be deemed to be beneficially owned by George Krupp or Douglas Krupp.
 (8) According to its filing on Schedule 13G made with the Commission on February 11, 1998, Brinson Partners, Inc. ("BPI") is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. BPI filed a joint Schedule 13G filing with Brinson Holdings, Inc. ("BHI"), SBC Holding (USA), Inc.("SBCUSA"), and Swiss Bank Corporation ("SBC"). The filing states that each of BHI, SBCUSA, and SBC is a Parent Holding Company in accordance with Rule 13d-1(b)(1)(ii)(G) promulgated under the Exchange Act. The filing further states that accounts managed on a discretionary basis by BPI have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Harborside Common Stock. The filing further states that no account holds more than 5% of the outstanding Harborside Common Stock and each of BPI, BHI, SBCUSA, and SBC has shared voting and dispositive power over the 424,800 shares deemed to be beneficially owned.
 (9) According to its joint filing with Nicholas Limited Edition, Inc. ("NLE") and Albert O. Nicholas on Schedule 13G made with the Commission on January 22, 1998, Nicholas Company, Inc. ("NCI") is an investment adviser registered under the Investment Advisers Act of 1940. NCI states that one or more of its advisory clients is the legal owner of the Harborside Common Stock covered by the filing. The filing states that pursuant to investment advisory agreements with its advisory clients, NCI has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the

    Harborside Common Stock. According to the filing, NLE is an open-end management investment company registered under the Investment Act of 1940. NCI claims that it acts as the investment adviser to NLE and as such retains dispositive control of the shares in which NLE invests. NLE claims that it retains the beneficial ownership right to vote shares purchased by NCI for its account. According to the filing, Albert O. Nicholas is the president, a director, and majority shareholder of NCI, in which capacity he exercises dispositive power over the securities reported by NCI and NLE. The filing states that Mr. Nicholas, therefore, may be deemed to have indirect beneficial ownership over such securities. The filing states that except as otherwise indicated, Mr. Nicholas has no interest in dividends or proceeds from the sale of such securities, owns no such securities for his own account and disclaims beneficial ownership of all the securities reported herein by NCI. According to the filing, the beneficial ownership reported by NCI, NLE, and Albert O. Nicholas relates to the same shares of the Company in which each such reporting person has a separate beneficial interest.
(10) According to its filing on Schedule 13G made with the Commission on February 9, 1998, T. Rowe Price Associates, Inc. ("Price Associates") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The filing states that Price Associates does not serve as custodian of the assets of any of its clients; accordingly each client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. According to the filing, (i) the ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients for whom Price Associates serves as investment adviser and (ii) any and all discretionary authority that has been delegated to Price Associates may be revoked in whole or in part at any time.
(11) Includes 261,561 shares of Harborside Common Stock which are directly owned by Mr. Guillard, and 2,650 shares of Harborside Common Stock owned by Mr. Guillard's immediate family for which he disclaims beneficial ownership.
(12) Includes 66,398 shares of Harborside Common Stock which are directly owned by Mr. Dell'Anno, and 200 shares owned by Mr. Dell'Anno's spouse for which he disclaims beneficial ownership.
(13) Includes 180,750 shares deemed to be beneficially owned by Douglas Krupp. Although Mr. Krupp is currently a director of the Company, Mr. Krupp will not be a director immediately following the consummation of the Merger. See "MANAGEMENT--Directors and Executive Officers of the Company."

                             REGULATORY APPROVALS

FEDERAL AND STATE HEALTHCARE REGULATORY AUTHORITIES

  The Company provides long-term care, subacute care and other specialty medical services in five principal regions: the Midwest (Ohio and Indiana), New England (Massachusetts and New Hampshire), the Northeast (Connecticut and Rhode Island), the Southeast (Florida) and the Mid-Atlantic (New Jersey and Maryland). The regulatory requirements of these jurisdictions may require notice of and/or approval prior to any direct or indirect change in ownership, control or management of any of the facilities or services. These regulatory requirements include, without limitation, those providing for licensure, dispensing pharmaceuticals and related medical supplies, certificate of need or similar laws restricting development and/or expansion activities ("CON laws" or "CON"), and participation in the Medicaid program. There are also federal laws regarding participation in the Medicare and the Medicaid programs and dispensing pharmaceuticals. To the extent that the consummation of the Merger is determined to constitute any such change in ownership, control or management of facilities or services under the applicable regulatory requirements, consummation of the Merger would be subject to compliance with the regulatory requirements of the applicable state, as well as any applicable federal laws and receipt, to the extent applicable, of any required approvals or other authorizations. The state and federal requirements are subject to interpretation by various governmental agencies and may, in certain instances, be subject to waiver.

  Medicare. Pursuant to federal Medicare program standards, providers must notify the Medicare program as promptly as possible upon initiating negotiations for a change of ownership, but in no event later than 15 working days after the transaction causing the change in ownership occurs. When a provider undergoes a change of ownership, the provider must also file a final cost report no later than 45 days following the change in ownership. According to Medicare program standards, a transfer of corporate stock or the merger of another corporation into the provider corporation does not constitute a change of ownership. Accordingly, no Medicare filing requirement is anticipated with respect to the Merger.

  Connecticut. The Connecticut regulatory requirements require the filing of a Notice of Intent with the Connecticut Department of Public Health ("CT DPH") at least 90 days prior to the effective date of certain transactions which result in the change of ownership of a long term care facility, including a change of 10% or more of the beneficial ownership of a long term care facility licensee. The Notice of Intent filing triggers a suitability review process pursuant to which the CT DPH will review the applicant's prior operating history and experience. After receipt of the Notice of Intent, the CT DPH will forward change of ownership forms to the applicant which must be completed and filed with the CT DPH. Documents evidencing the closing of the transaction must be filed with the CT DPH within two weeks after the closing.

  Florida. The Florida CON requirements provide that an entity seeking to acquire an existing healthcare facility must notify the Agency for Health Care Administration ("AHCA") in writing at least 30 days prior to the closing of the acquisition. In addition, under Florida's licensure requirements, if a long term care facility is sold or ownership of the facility is transferred, the transferee is required to file a licensure application with AHCA at least 90 days prior to the date of transfer of ownership. If a transaction will not result in a change in (i) the entity which holds the facility license, (ii) the facility's provider identification numbers, or (iii) the name under which the facility conducts business, AHCA may determine that the transaction does not constitute a transfer of ownership, in which case no licensure filing will be required.

  Indiana. The Indiana regulatory requirements provide that any change in the direct or indirect corporate ownership of 5% or more of a long term care facility licensee which occurs during the licensure period must be reported to the Indiana Department of Health ("IDOH"), in writing, at the time of the change, together with written notice of any change in the officers, directors, agents or managing employees, or the company responsible for the management of the facility. A Disclosure of Ownership form must also be filed with IDOH. The IDOH CON Program also must be given written notice of the change of ownership following the closing of the transaction.

  Maryland. Maryland CON requirements exempt a change of ownership of a healthcare facility from CON review if written notice of the proposed change in ownership is given to the Health Resources Planning Commission ("HRPC") and the local health planning agency not less than 30 days prior to the closing of the transaction, and the HRPC does not find within 30 days that the health services or bed capacity of the facility will be changed by the acquisition. Maryland licensure requirements require Licensing and Certification Administration ("LCA") approval pursuant to a sale or transfer of a long term care facility which results in a change in the person or persons who control or operate the facility, including certain transfers of stock which result in a change of the person or persons who control the facility. LCA will determine whether a particular stock transfer transaction triggers any notice or licensing requirements. If LCA determines that licensure approval is required, the facilities will be required to conform with all licensure regulations applicable at the time of the stock transfer. Updated ownership and control information must be disclosed in any event. The Maryland Medical Assistance Program ("MAP") requires a new owner to provide 30 days notice to MAP of the intent to purchase an existing facility or controlling interest in it and the desire to enroll in the MAP, and must enter into a provider agreement. The current owner must provide 30 days advance notice of the transaction, and provide assurance satisfactory to the MAP that the purchaser will assume and be responsible for all financial obligations of the current owner. Updated ownership and control information must be disclosed.

  Massachusetts. The Massachusetts regulatory requirements provide that a completed Notice of Intent form must be submitted to the Massachusetts Department of Public Health ("MDPH") at least 90 days in advance of any transfer of ownership (including a transfer of a majority of stock) of any long term care facility. The Notice of Intent filing triggers a suitability review process pursuant to which MDPH will review the applicant's prior operating history and experience. Additionally, the applicant must apply for a new license to operate the facility within 48 hours of the transfer. The acquisition of an existing long term care facility will not be subject to CON review provided a Notice of Intent to acquire the facility is filed with MDPH at least 90 days prior to closing and there will be no change in the services or bed capacity of the facility to be acquired. A facility which participates in the Massachusetts Medicaid program must notify the Division of Medical Assistance prior to a change of direct or indirect ownership of the facility. Upon receipt of such notice, the Division of Medical Assistance will determine whether an application for a new Medicaid provider number needs to be filed.

  New Hampshire. The New Hampshire CON regulations exempt from CON Board review the transfer of ownership of a health care facility if the facility is Medicare or Medicaid certified. Confirmations of such CON exemption is obtained by filing a request for a Determination Letter with the State's Health Services Planning and Review Board. Under New Hampshire's licensure requirements, the Bureau of Health Facilities Administration of the New Hampshire Department of Health and Human Services ("NHDHHS") will determine whether a particular transaction constitutes a change of ownership for licensure purposes following receipt of a request for a Determination Letter. If NHDHHS determines that the transaction will result in a change of ownership, the "new" facility operator must file a license application for the facility. NHDHHS may conduct an inspection of the facility as part of its review of each license application. However, this inspection will be waived if the facility is in good standing under the State's licensing laws. The transaction may not be closed until either the Department has determined that the transaction does not represent a change of ownership, or the licensure applications are approved. Documents evidencing the closing of the transaction must be filed with NHDHHS within two weeks after the closing.

  New Jersey. The New Jersey CON requirements concerning long-term care facilities require review of the prospective owner's prior operating experience and compliance with laws in accordance with the general CON regulations. The general CON regulations exempt from CON review a transfer of ownership interest in a long-term care facility in which the prospective owner satisfies the New Jersey Department of Health and Senior Services ("NJDOH") review of the prospective owner's prior operating experience and compliance with other laws. Regardless of whether CON review is required, under New Jersey nursing home licensure regulations, NJDOH may require the prospective owner to apply for a new license and receive approval from NJDOH prior to the transfer of ownership of a long-term care facility. The licensure review process will include a review of the prospective owner's operations in New Jersey and other jurisdictions.

  Ohio. The Ohio CON requirements provide that health care facilities must provide written notice of changes in ownership to the Ohio Department of Health ("ODOH") and the health service agency designated for the health service area in which the facility is located at least 60 days prior to the effective date of the change. CON approval is not needed for the acquisition or merger of an existing health care facility that does not involve a change in the number of beds, by service or in the number or type of health services. The Ohio licensure requirements applicable to long term care facilities generally do not treat transfers of stock as a change of ownership. Accordingly, no licensure filing is contemplated in Ohio with respect to the Merger. The Ohio Medical Assistance regulations require long term care providers which participate in the Ohio Medicaid program to notify the Ohio Department of Human Services at least 45 days prior to the effective date of certain changes of ownership.

  Rhode Island. The Rhode Island regulatory requirements provide that any change in owner (including in the case of a partnership, the removal of, addition or substitution of a partner which results in a new partner acquiring a controlling interest in the partnership), operator (including a change in the person or entity responsible for certain management functions), or lessee of a licensed health care facility, including a long term care facility, requires prior review by the Health Services Council and approval of the Rhode Island Department of Health ("RIDOH") as a condition precedent to the transfer, assignment or issuance of a new license. Notice of a change in the owner or operator of a long term care facility must be provided to RIDOH at least six weeks prior to the date of the proposed change. The approval process includes notice to the public and the opportunity for public comment, as well as consideration of the applicant's record of providing services.

  As of July 13, 1998 the Company has fulfilled the requirement of CON notification in Florida, Massachusetts, Maryland, New Hampshire and Ohio. No separate CON notifications are required in Connecticut, Indiana, New Jersey or Rhode Island. The Company has filed notification letters with the licensing authorities in Connecticut, Florida, Indiana, New Hampshire, Maryland and Ohio. The Company has filed and received approval of a "Health Care Facility License Application" as required in New Jersey. The Company has filed and received approval of a "Change in Effective Control Application" as required in Rhode Island. The Company has filed a "Notice of Intent to Acquire Form" as required in Massachusetts. The Company has fulfilled the notification requirements for Medicaid in Connecticut, Florida, Indiana, Maryland and Ohio. The Company has filed "Medicaid Provider Enrollment Applications" as required in Massachusetts. The Company has filed a notification letter with Medicaid in New Hampshire. Medicaid notification requirements do not exist until after the closing of the transaction in New Jersey and Rhode Island.

OTHER REGULATORY APPROVALS

  Certain aspects of the Merger may require notification to, and filings with, certain authorities in certain states, including jurisdictions where the Company currently operates. The obligations of MergerCo under the Merger Agreement may also be subject to the receipt of all necessary licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties, as are necessary in connection with the transactions contemplated by the Merger.

                             HH ACQUISITION CORP.

  HH Acquisition Corp. ("MergerCo") is a Delaware corporation organized on behalf of Investcorp, certain affiliates of Investcorp and other international investors to effect the Merger and has not carried on any activities to date other than those incident to its formation and the transactions contemplated by the Merger Agreement. At the Effective Time, MergerCo will be merged into Company and the separate corporate existence of MergerCo will terminate. The name, business, address, principal occupation or employment, and five year employment history of each of the persons who will be directors of MergerCo at the Effective Time and will, therefore, become directors of Harborside upon consummation of the Merger, and certain other information, are set forth in "MANAGEMENT--Directors and Executive Officers of the Company."

  At the Effective Time, MergerCo expects to have received approximately $160 million of capital provided by certain affiliates of Investcorp and other international investors. An affiliate of Investcorp will be paid by the Company a fee of $6.5 million for services rendered outside of the United States in connection with the raising of the equity capital from the international investors.

  In connection with the Merger, the Company will pay Investcorp International, Inc. ("III"), an affiliate of Investcorp, a loan finance advisory fee of $4.0 million and Invifin S.A., an affiliate of Investcorp, will receive a fee of $1.5 million for providing a standby commitment to fund the $100 million of senior subordinated debt expected to be issued by the Company at the Effective Time. In connection with the closing of the Merger, the Company will enter into an agreement for management advisory and consulting services (the "Management Agreement") for a five-year term with III, pursuant to which the Company has agreed to prepay III $6.0 million upon such closing.

  Prior to the Effective Time, MergerCo's Class D Stock, par value $0.01 per share, will be the only Class of MergerCo's outstanding stock that possesses voting rights. Immediately prior to the Effective Time there are expected to be 20,000 shares of MergerCo's Class D Stock issued and outstanding. The following table sets forth the beneficial ownership of MergerCo's Class D Stock, as of immediately prior to the Effective Time, by each person who is expected to beneficially own more than 5% of the outstanding shares of such class at such time. None of MergerCo's directors or officers own any shares of MergerCo's Class D Stock (nor will any of them own any such shares immediately prior to the Effective Time).


                                                            NUMBER OF PERCENT OF
   NAME                                                     SHARES(1)  CLASS(1)
   ----                                                     --------- ----------
   INVESTCORP S.A.(2)(3)...................................  20,000     100.0%
   SIPCO Limited(4)........................................  20,000     100.0
   CIP Limited(5)(6).......................................  18,400      92.0
   Ballet Limited(5)(6)....................................   1,840       9.2
   Denary Limited(5)(6)....................................   1,840       9.2
   Gleam Limited(5)(6).....................................   1,840       9.2
   Highlands Limited(5)(6).................................   1,840       9.2
   Nobel Limited(5)(6).....................................   1,840       9.2
   Outrigger Limited(5)(6).................................   1,840       9.2
   Quill Limited(5)(6).....................................   1,840       9.2
   Radial Limited(5)(6)....................................   1,840       9.2
   Shoreline Limited(5)(6).................................   1,840       9.2
   Zinnia Limited(5)(6)....................................   1,840       9.2
   INVESTCORP Investment Equity Limited(3).................   1,600       8.0

--------
(1) As used in this table, beneficial ownership means the sole or shared power to vote, or to direct the voting of a security, or the sole or shared power to dispose, or direct the disposition of, a security.
(2) Investcorp does not directly own any stock in MergerCo. The number of shares shown as owned by Investcorp includes all of the shares owned by INVESTCORP Investment Equity Limited (see (3) below). Investcorp owns no stock in Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble

   Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, or in the beneficial owners of these entities (see
   (6) below). Investcorp may be deemed to share beneficial ownership of the shares of voting stock held by these entities because the entities have entered into revocable management services or similar agreements with an affiliate of Investcorp, pursuant to which each of such entities has granted such affiliate the authority to direct the voting and disposition of the MergerCo voting stock owned by such entity for so long as such agreement is in effect. Investcorp is a Luxembourg corporation with its address at 37 rue Notre-Dame, Luxembourg.
(3) INVESTCORP Investment Equity Limited is a Cayman Islands corporation, and a wholly-owned subsidiary of Investcorp, with its address at P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands.
(4) SIPCO Limited may be deemed to control Investcorp through its ownership of a majority of a company's stock that indirectly owns a majority of Investcorp's shares. SIPCO Limited's address is P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands.
(5) CIP Limited ("CIP") owns no stock in MergerCo. CIP indirectly owns less than 0.1% of the stock in each of Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited (see (6) below). CIP may be deemed to share beneficial ownership of the shares of voting stock of MergerCo held by such entities because CIP acts as a director of such entities and the ultimate beneficial stockholders of each of those entities have granted to CIP revocable proxies in companies that own those entities' stock. None of the ultimate beneficial owners of such entities beneficially owns individually more than 5% of MergerCo's voting stock.
(6) Each of CIP Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinna Limited is a Cayman Islands corporation with its address at P.O. Box 2197, West Wind Building, George Town, Grand Cayman, Cayman Islands.

                        STOCKHOLDERS' APPRAISAL RIGHTS

  Record holders of shares of Harborside Common Stock who follow the appropriate procedures are entitled to appraisal rights under Section 262 of the DGCL in connection with the Merger. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 which is reprinted in its entirety as Annex IV to this Proxy Statement/Prospectus. Except as set forth herein, stockholders of the Company will not be entitled to appraisal rights in connection with the Merger.

  Under the DGCL, record holders of shares of Harborside Common Stock who follow the procedures set forth in Section 262 and who have not voted in favor of the Merger will be entitled to have their shares of Harborside Common Stock ("Dissenting Shares") appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

  Under Section 262, where a merger agreement is to be submitted for approval and adoption at a meeting of stockholders, as in the case of the Special Meeting, not less than 20 days prior to the meeting, the Company must notify each of the holders of shares of Harborside Common Stock at the close of business on the Record Date that such appraisal rights are available and include in each such notice a copy of Section 262. This Proxy Statement/Prospectus constitutes such notice. Any such stockholder who wishes to exercise appraisal rights should review the following discussion and Annex IV carefully because failure to timely and properly comply with the procedures specified in Section 262 will result in the loss of appraisal rights under the DGCL.

  A holder of shares of Harborside Common Stock wishing to exercise appraisal rights must deliver to the Company, before the vote on the approval and adoption of the Merger Agreement at the Special Meeting, a written demand for appraisal of such holder's shares of Harborside Common Stock. A mere vote against the Merger by a holder of Harborside Common Stock is not sufficient under the DGCL to satisfy this notice requirement. In addition, a holder of shares of Harborside Common Stock wishing to exercise appraisal rights must not vote in favor of the Merger, must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares through the Effective Time.

  Only a holder of record of shares of Harborside Common Stock is entitled to assert appraisal rights for the shares of Harborside Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates.

  If the shares of Harborside Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Harborside Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of Harborside Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Harborside Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Harborside Common Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all shares of Harborside Common Stock held in the name of the record owner. Holders of shares of Harborside Common Stock who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of shares of Harborside Common Stock should be mailed or delivered to Scott D. Spelfogel, Secretary, Harborside Healthcare Corporation, 470 Atlantic Avenue, Boston, Massachusetts 02210, so as to be received before the vote on the approval and adoption of the Merger Agreement at the Special Meeting.

  Within ten days after the Effective Time, the Company, as the surviving corporation in the Merger, must send a notice as to the effectiveness of the Merger to each person who has satisfied the appropriate provisions of Section
262. Within 120 days after the Effective Time, but not thereafter, the Company, or any holder of shares of Harborside Common Stock entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such shares. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Harborside Common Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

  Within 120 days after the Effective Time, any record holder of shares of Harborside Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of shares of Harborside Common Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statements must be mailed within 10 days after a written request therefor has been received by the Company.

  If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the holders of shares of Harborside Common Stock entitled to appraisal rights and will appraise the "fair value" of the shares of Harborside Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares of Harborside Common Stock as determined under Section 262 could be more than, the same as or less than the value of the consideration that they would otherwise receive in the Merger if they did not seek appraisal of their shares of Harborside Common Stock. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. More specifically, the

Delaware Supreme Court has stated that: "Fair value, in an appraisal context, measures "that which has been taken from the shareholder, viz., his proportionate interest in a going concern.' In the appraisal process the corporation is valued "as an entity,' not merely as a collection of assets or by the sum of the market price of each share of its stock. Moreover, the corporation must be viewed as an on-going enterprise, occupying a particular market position in the light of future prospects." In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a stockholder's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Harborside Common Stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of shares of Harborside Common Stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of Harborside Common Stock entitled to appraisal.

  Any holder of shares of Harborside Common Stock who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the shares of Harborside Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares of Harborside Common Stock as of a date prior to the Effective Time).

  If any holder of shares of Harborside Common Stock who demands appraisal of shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of Harborside Common Stock of such holder will be converted into either (i) $25.00 per share or (ii) a Non-Cash Election Share in accordance with the Merger Agreement, as more fully described under "THE MERGER--Merger Consideration" and "--Non-Cash Election." A holder of shares of Harborside Common Stock will fail to perfect, or will effectively lose, the right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. A holder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of the Company.

  FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

  The foregoing is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of such Section, a copy of which is attached hereto as Annex IV to this Proxy Statement/Prospectus.

                            THE AMENDMENT PROPOSAL

  At the Special Meeting, stockholders will be asked to consider and vote on the Amendment Proposal. See "DESCRIPTION OF HARBORSIDE CAPITAL STOCK-- Harborside's Capital Stock Following the Merger" and "--Changes to Terms of Harborside Common Stock" for a description of the amendments to the Company's Certificate of Incorporation to be effected by the Amendment Proposal. The Merger will not be effected unless the Amendment Proposal is approved, and the Amendment Proposal will not be effected unless the Merger is approved. The approval of the Amendment Proposal will require the affirmative vote of the holders of a majority of the shares of Harborside Common Stock entitled to vote at the Special Meeting. The Board of Directors recommends that stockholders vote FOR the approval of the Amendment Proposal.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1996 and December 31, 1997 and for each of the three years in the period ended December 31, 1997 included in this Proxy Statement/Prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their report with respect thereto included herein.

  Representatives of PricewaterhouseCoopers LLP are expected to be present at the Special Meeting, where they will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

  The combined financial statements of Cushman Management Associates, Inc. and Affiliates as of December 31, 1995 and 1996 and for each of the two years in the period ended December 31, 1996 included in this Proxy
Statement/Prospectus, have been audited by Landa & Altsher, P.C., independent accountants, as indicated in their report with respect thereto included herein.

  The financial statements of Canterbury Care Center, Inc. and Related Companies as of December 31, 1995 and December 31, 1996 and for each of the two years in the period ended December 31, 1996 included in this Proxy Statement/Prospectus have been audited by Cummins, Krasik & Hohl Co., independent accountants, as indicated in their report with respect thereto included herein.

                                LEGAL OPINIONS

  The legality of Harborside Common Stock being retained in the Merger is being passed on by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, special counsel to the Company. Paul, Weiss, Rifkind, Wharton & Garrison has delivered an opinion concerning the material United States federal income tax consequences of the Merger. See "THE MERGER--Material Federal Income Tax Consequences."

                               OTHER INFORMATION

  Management of the Company knows of no other matters that may properly be, or which are likely to be, brought before the Special Meeting. However, if any other matters are properly brought before such Special Meeting, the persons named in the enclosed Proxy or their substitutes intend to vote the Proxies in accordance with their judgment with respect to such matters, unless authority to do so is withheld in the Proxy.

  Any requests for assistance in filling out or delivering Proxy Cards or requests for additional copies of this Proxy Statement/Prospectus or the Proxy Card may be directed to Harborside Investor Relations (888) 742-7267.

          THE EXCHANGE AGENT FOR THE MERGER IS THE BANK OF NEW YORK:

               BY MAIL:                     BY HAND OR OVERNIGHT COURIER:


         The Bank of New York                   The Bank of New York
     Tender & Exchange Department           Tender & Exchange Department
            P.O. Box 11248                       101 Barclay Street
         Church Street Station               Receive and Deliver Window
        New York, NY 10286-1248                  New York, NY 10286

           BY FACSIMILE (For Eligible Financial Institutions Only):

                                (212) 815-6213

  Any questions or requests for assistance in filling out or delivery of Non-Cash Election Forms or share certificates or requests for additional copies of the Non-Cash Election Form may be directed to the Exchange Agent by calling
(800) 662-5200.

                             STOCKHOLDER PROPOSALS

  Stockholder proposals intended to be presented at the 1999 Annual Meeting of Stockholders must have been received by the Company not later than December 1, 1998 for inclusion in the proxy materials for such meeting. Such proposals should be sent by certified mail, return receipt requested, to Scott D. Spelfogel, Secretary, Harborside Healthcare Corporation, 470 Atlantic Avenue, Boston, Massachusetts 02210.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ SCOTT D. SPELFOGEL

                                          Scott D. Spelfogel
                                          Secretary

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES:
  Report of Independent Accountants.......................................  F-2
  Consolidated Balance Sheets as of December 31, 1996 and 1997............  F-3
  Consolidated Statements of Operations for the years ended December 31,
   1995, 1996 and 1997....................................................  F-4
  Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1995, 1996 and 1997.................................  F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1995, 1996 and 1997....................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
  Consolidated Balance Sheet as of March 31, 1998 (unaudited)............. F-25
  Consolidated Statements of Operations for the three months ended March
   31, 1997 and 1998 (unaudited).......................................... F-26
  Consolidated Statement of Changes in Stockholders' Equity for the three months ended March 31, 1998 (unaudited)................................ F-27
  Consolidated Statements of Cash Flows for the three months ended March
   31, 1997 and 1998 (unaudited).......................................... F-28
  Notes to Consolidated Financial Statements (unaudited).................. F-29
THE MASSACHUSETTS FACILITIES:
  CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES:
  Independent Auditors' Report............................................ F-31
  Combined Balance Sheet at December 31, 1995 and 1996.................... F-32
  Combined Statements of Operations and Owners' Equity for the years ended
   December 31, 1995 and 1996............................................. F-33
  Combined Statement of Cash Flows for the years ended December 31, 1995 and 1996............................................................... F-34
  Notes to Combined Financial Statements.................................. F-35
THE DAYTON FACILITIES:
  CANTERBURY CARE CENTER, INC. AND RELATED COMPANIES:
  Independent Auditors' Report............................................ F-40
  Combined Balance Sheets at December 31, 1995 and 1996................... F-41
  Combined Statements of Operations and Accumulated Deficit for the years ended December 31, 1995 and 1996....................................... F-43
  Combined Statements of Cash Flows for the years ended December 31, 1995 and 1996............................................................... F-44
  Notes to Combined Financial Statements.................................. F-45

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Harborside Healthcare Corporation:

  We have audited the accompanying consolidated balance sheets of Harborside Healthcare Corporation and its subsidiaries (the "Company") as of December 31, 1996 and 1997 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harborside Healthcare Corporation and subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
February 13, 1998

               HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                        AS OF DECEMBER 31, 1996 AND 1997

                                                               1996      1997
                                                             --------  --------
                          ASSETS
Current assets:
  Cash and cash equivalents................................  $  9,722  $  8,747
  Accounts receivable, net of allowances for doubtful ac-
   counts of $1,860 and $1,871, respectively...............    22,984    32,416
  Prepaid expenses and other...............................     3,570     6,644
  Demand note due from limited partnership (Note D)........     1,369       --
  Deferred income taxes (Note L)...........................     1,580     2,150
                                                             --------  --------
    Total current assets...................................    39,225    49,957
Restricted cash (Note C)...................................     3,751     5,545
Investment in limited partnership (Note D).................       256        67
Property and equipment, net (Note E).......................    95,187    96,872
Intangible assets, net (Note F)............................     3,004     8,563
Note receivable (Note G)...................................       --      7,487
Deferred income taxes (Note L).............................       376        71
                                                             --------  --------
    Total assets...........................................  $141,799  $168,562
                                                             ========  ========
                        LIABILITIES
Current liabilities:
  Current maturities of long-term debt (Note I)............       169       186
  Current portion of capital lease obligation (Note J).....     3,744     3,924
  Accounts payable.........................................     6,011     7,275
  Employee compensation and benefits.......................     8,639    10,741
  Other accrued liabilities................................     2,177     4,417
  Accrued interest.........................................        19       251
  Current portion of deferred income.......................       368       609
  Income taxes payable (Note L)............................     1,272       --
                                                             --------  --------
    Total current liabilities..............................    22,399    27,403
Long-term portion of deferred income (Note H)..............     2,948     3,559
Long-term debt (Note I)....................................    18,039    33,456
Long-term portion of capital lease obligation (Note J).....    53,533    52,361
                                                             --------  --------
    Total liabilities......................................    96,919   116,779
                                                             --------  --------
Commitments and contingencies (Notes D, H and N)
               STOCKHOLDERS' EQUITY (NOTE M)
Common stock, $.01 par value, 30,000,000 shares authorized,
 8,000,000 and 8,008,665 shares issued and outstanding.....        80        80
Additional paid-in capital.................................    48,340    48,440
Retained earnings (deficit)................................    (3,540)    3,263
                                                             --------  --------
    Total stockholders' equity.............................    44,880    51,783
                                                             --------  --------
      Total liabilities and stockholders' equity...........  $141,799  $168,562
                                                             ========  ========

   The accompanying notes are an integral part of the consolidated financial statements.

               HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                1995        1996        1997
                                             ----------  ----------  ----------
Total net revenues.........................  $  109,425  $  165,412  $  221,777
                                             ----------  ----------  ----------
Expenses:
  Facility operating.......................      89,378     132,207     176,404
  General and administrative...............       5,076       7,811      10,953
  Service charges paid to affiliate (Note
   Q)......................................         700         700         708
  Special compensation and other (Note M)..         --        1,716         --
  Depreciation and amortization............       4,385       3,029       4,074
  Facility rent............................       1,907      10,223      12,446
                                             ----------  ----------  ----------
    Total expenses.........................     101,446     155,686     204,585
                                             ----------  ----------  ----------
Income from operations.....................       7,979       9,726      17,192
Other:
  Interest expense, net....................      (5,107)     (4,634)     (5,853)
  Loss on investment in limited partnership
   (Note D)................................        (114)       (263)       (189)
  Gain on sale of facilities, net (Note P).       4,869         --          --
  Minority interest in net income (Notes B
   and P)..................................      (6,393)        --          --
                                             ----------  ----------  ----------
Income before income taxes and extraordi-
 nary loss.................................       1,234       4,829      11,150
Income taxes (Note L)......................         --         (809)     (4,347)
                                             ----------  ----------  ----------
Income before extraordinary loss...........       1,234       4,020       6,803
Extraordinary loss on early retirement of
 debt, net of taxes of $843 (Note I).......         --       (1,318)        --
                                             ----------  ----------  ----------
Net income.................................  $    1,234  $    2,702  $    6,803
                                             ==========  ==========  ==========
Net income per share--basic................                          $      .85
                                                                     ==========
Net income per share--diluted..............                          $      .84
                                                                     ==========
Pro forma data (unaudited--Notes B and L):
  Historical income before income taxes and
   extraordinary loss......................       1,234       4,829
  Pro forma income taxes...................        (481)       (799)
                                             ----------  ----------
Pro forma income before extraordinary loss.         753       4,030
  Extraordinary loss, net..................         --       (1,318)
                                             ----------  ----------
Pro forma net income.......................  $      753  $    2,712
                                             ==========  ==========
Pro forma net income per share (basic and
 diluted):
  Pro forma income before extraordinary
   loss....................................  $     0.17  $     0.63
  Extraordinary loss, net..................         --         0.21
                                             ----------  ----------
  Pro forma net income.....................  $     0.17  $     0.42
                                             ==========  ==========
Weighted average number of common shares
 used in per share computations:
  Basic....................................   4,425,000   6,396,142   8,037,026
  Diluted..................................   4,425,000   6,396,142   8,138,793

   The accompanying notes are an integral part of the consolidated financial statements.

               HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CHANGES IN
                              STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                  ADDITIONAL RETAINED
                                           COMMON  PAID-IN   EARNINGS
                                           STOCK   CAPITAL   (DEFICIT)  TOTAL
                                           ------ ---------- --------- -------
Stockholders' equity, December 31, 1994...  $44    $10,298    $(7,476) $ 2,866
  Net income for the year ended December
   31, 1995...............................  --         --       1,234    1,234
  Contributions...........................  --          30        --        30
                                            ---    -------    -------  -------
Stockholders' equity, December 31, 1995...   44     10,328     (6,242)   4,130
  Net income for the year ended December
   31, 1996...............................  --         --       2,702    2,702
  Purchase of equity interests............  --       1,028        --     1,028
  Distributions...........................  --        (140)       --      (140)
  Proceeds of initial public offering,
   net....................................   36     37,124        --    37,160
                                            ---    -------    -------  -------
Stockholders' equity, December 31, 1996...   80     48,340     (3,540)  44,880
  Net income for the year ended December
   31, 1997...............................  --         --       6,803    6,803
  Exercise of options.....................  --         100        --       100
                                            ---    -------    -------  -------
Stockholders' equity, December 31, 1997...  $80    $48,440    $ 3,263  $51,783
                                            ===    =======    =======  =======

   The accompanying notes are an integral part of the consolidated financial statements.

               HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                    1995      1996      1997
                                                  --------  --------  --------
Operating activities:
 Net income.....................................  $  1,234  $  2,702  $  6,803
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Minority interest............................     6,393       234       --
   Gain on sale of facilities, net..............    (4,869)      --        --
   Loss on refinancing of debt..................       --      1,318       --
   Depreciation of property and equipment.......     3,924     2,681     3,589
   Amortization of intangible assets............       461       348       485
   Amortization of deferred income..............       --       (369)     (449)
   Loss from investment in limited partnership..       114       263       189
   Amortization of loan costs and fees..........       109       103       257
   Accretion of interest on capital lease obli-
    gation......................................       --      1,419     2,952
   Deferred interest............................       --       (114)      --
   Common stock grant...........................       --        225       --
   Other........................................        14       --        --
                                                  --------  --------  --------
                                                     7,380     8,810    13,826
 Changes in operating assets and liabilities:
   (Increase) in accounts receivable............    (7,573)  (13,017)   (9,432)
   (Increase) in prepaid expenses and other.....      (456)   (1,780)   (3,074)
   (Increase) in deferred income taxes..........       --     (1,956)     (265)
   Increase in accounts payable.................     1,345     1,977     1,264
   Increase in employee compensation and bene-
    fits........................................     1,385     4,144     2,102
   Increase (decrease) in accrued interest......      (490)       (6)      232
   Increase in other accrued liabilities........       295     1,118     2,240
   Increase (decrease) in income taxes payable..       --      2,115    (1,272)
                                                  --------  --------  --------
 Net cash provided by operating activities......     1,886     1,405     5,621
                                                  --------  --------  --------
Investing activities:
 Additions to property and equipment............    (3,081)   (5,104)   (5,274)
 Facility acquisition deposits..................    (3,000)    3,000       --
 Additions to intangibles.......................    (1,202)     (950)   (6,301)
 Transfers to restricted cash, net..............      (760)     (996)   (1,794)
 Receipt of note receivable.....................       --        --     (7,487)
 Repayment of demand note from limited partner-
  ship..........................................       --        --      1,369
 Issuance of Demand note from limited partner-
  ship..........................................    (1,255)      --        --
 Payment of costs related to sale of facilities.      (884)      --        --
 Proceeds from sale of facilities...............    47,000       --        --
                                                  --------  --------  --------
 Net cash provided (used) by investing activi-
  ties..........................................    36,818    (4,050)  (19,487)
                                                  --------  --------  --------
Financing activities:
 Borrowings under revolving line of credit......       --        --     15,600
 Payment of long-term debt......................    (9,800)  (25,288)     (166)
 Principal payments of capital lease obligation.       --     (6,766)   (3,944)
 Debt prepayment penalty........................    (1,154)   (1,517)      --
 Note payable to an affiliate...................     2,000    (2,000)      --
 Receipt of cash in connection with lease.......       --      3,685     1,301
 Dividend distribution..........................       --       (140)      --
 Distributions to minority interest.............    (3,636)  (33,727)      --
 Purchase of equity interests and other contri-
  butions.......................................        30       803       --
 Exercise of stock options......................       --        --        100
 Proceeds from sale of common stock.............       --     37,160       --
                                                  --------  --------  --------
 Net cash provided (used) by financing activi-
  ties..........................................   (12,560)  (27,790)   12,891
                                                  --------  --------  --------
Net increase (decrease) in cash and cash equiva-
 lents..........................................    26,144   (30,435)     (975)
Cash and cash equivalents, beginning of year....    14,013    40,157     9,722
                                                  --------  --------  --------
Cash and cash equivalents, end of year..........  $ 40,157  $  9,722  $  8,747
                                                  ========  ========  ========
Supplemental Disclosure:
 Interest paid..................................     6,208     4,060     3,371
 Income taxes paid..............................       --        760     5,783
Noncash investing and financing activities:
 Property and equipment additions by capital
  lease.........................................       --     57,625       --
 Capital lease obligation incurred..............       --     57,625       --

   The accompanying notes are an integral part of the consolidated financial statements.

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. NATURE OF BUSINESS:

  Harborside Healthcare Corporation and its subsidiaries (the "Company") operate long-term care facilities and provide rehabilitation therapy services. As of December 31, 1997, the Company owned thirteen facilities, operated thirty additional facilities under various leases and owned a rehabilitation therapy services company. The Company accounts for its investment in one of its owned facilities using the equity method (see Note D).

B. BASIS OF PRESENTATION:

  The Company was incorporated as a Delaware corporation on March 19, 1996, and was formed as a holding company, in anticipation of an initial public offering (the "Offering"), to combine under the control of a single corporation the operations of various business entities (the "Predecessor Entities") which were all under the majority control of several related stockholders. Immediately prior to the Offering, the Company executed an agreement (the "Reorganization Agreement") which resulted in the transfer of ownership of the Predecessor Entities to the Company in exchange for 4,400,000 shares of the Company's common stock. The Company's financial statements for periods prior to the Offering have been prepared by combining the historical financial statements of the Predecessor Entities, similar to a pooling-of-interests presentation. On June 14, 1996, the Company completed the issuance of 3,600,000 shares of common stock through the Offering, resulting in net proceeds to the Company (after deducting underwriters' commissions and other offering expenses) of approximately $37,160,000. A portion of the proceeds was used to repay some of the Company's long-term debt (see Note I).

  One of the Predecessor Entities was the general partner of the Krupp Yield Plus Limited Partnership ("KYP"), which owned seven facilities (the "Seven Facilities") until December 31, 1995. The Company held a 5% interest in KYP, while the remaining 95% was owned by the limited partners of KYP (the "Unitholders"). Effective December 31, 1995, KYP sold the Seven Facilities and a subsidiary of the Company began leasing the facilities from the buyer. Prior to December 31, 1995, the accounts of KYP were included in the Company's combined financial statements and the interest of the Unitholders was reflected as minority interest. In March 1996, a liquidating distribution was paid to the Unitholders (see Notes H and P).

  The Company's financial statements prior to the date of the Offering do not include a provision for Federal or state income taxes because the Predecessor Entities (primarily partnerships and subchapter S corporations) were not directly subject to Federal or state income taxation. The Company's combined financial statements include a pro forma income tax provision for each period presented, as if the Company had always owned the Predecessor Entities (see Note L).

C. SIGNIFICANT ACCOUNTING POLICIES:

  The Company uses the following accounting policies for financial reporting purposes:

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements (combined prior to June 14, 1996) include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

TOTAL NET REVENUES

  Total net revenues include net patient service revenues, rehabilitation therapy service revenues from contracts to provide services to non-affiliated long-term care facilities and management fees from the facility owned by Bowie L.P. (see Note D) and two additional facilities (See Note H).

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

  Net patient service revenues payable by patients at the Company's facilities are recorded at established billing rates. Net patient service revenues to be reimbursed by contracts with third-party payors, primarily the Medicare and Medicaid programs, are recorded at the amount estimated to be realized under these contractual arrangements. Revenues from Medicare and Medicaid are generally based on reimbursement of the reasonable direct and indirect costs of providing services to program participants or a prospective payment system. The Company separately estimates revenues due from each third party with which it has a contractual arrangement and records anticipated settlements with these parties in the contractual period during which services were rendered. The amounts actually reimbursable under Medicare and Medicaid are determined by filing cost reports which are then audited and generally retroactively adjusted by the payor. Legislative changes to state or Federal reimbursement systems may also retroactively affect recorded revenues. Changes in estimated revenues due in connection with Medicare and Medicaid may be recorded by the Company subsequent to the year of origination and prior to final settlement based on improved estimates. Such adjustments and final settlements with third party payors, which could materially and adversely affect the Company, are reflected in operations at the time of the adjustment or settlement. Accounts receivable, net, at December 31, 1996 and 1997 includes $10,667,000 and $8,296,000, respectively, of estimated settlements due from third party payors and $5,194,000 and $6,115,000, respectively, of estimated settlements due to third party payors.

  In addition, direct and allocated indirect costs reimbursed under the Medicare program are subject to regional limits. The Company's costs generally exceed these limits and accordingly, the Company is required to submit exception requests to recover such excess costs. The Company has recorded approximately $8,229,000 in accounts receivable, as of December 31, 1997, related to these exception requests. The Company believes it will be successful in collecting these receivables; however, the failure to recover these costs in the future could materially and adversely affect the Company.

  Beginning in 1995, total net revenues includes revenues recorded by the Company's rehabilitation therapy subsidiary (which does business under the name "Theracor") for therapy services provided to non-affiliated long-term care facilities.

CONCENTRATIONS

  A significant portion of the Company's revenues are derived from the Medicare and Medicaid programs. There have been, and the Company expects that there will continue to be, a number of proposals to limit reimbursement allowable to long-term care facilities under these programs. On August 5, 1997, the Balanced Budget Act of 1997 (the "Balanced Budget Act") was signed into law. This act is effective for cost reporting periods beginning after July 1, 1998 and as such will not affect the Company until January 1, 1999. The Balanced Budget Act amends Medicare reimbursement methodology, converting it from a cost-based system to a prospective payment system. Approximately 65%, 65%, and 66% of the Company's net revenues in the years ended December 31, 1995, 1996 and 1997, respectively, are from the Company's participation in the Medicare and Medicaid programs. As of December 31, 1996 and 1997, $17,560,000 and $20,936,000, respectively, of net accounts receivable were due from the Medicare and Medicaid programs.

FACILITY OPERATING EXPENSES

  Facility operating expenses include expenses associated with the normal operations of a long-term care facility. The majority of these costs consist of payroll and employee benefits related to nursing, housekeeping and dietary services provided to patients, as well as maintenance and administration of the facilities. Other significant facility operating expenses include: the cost of rehabilitation therapies, medical and pharmacy supplies, food and utilities. Beginning in 1995, facility operating expenses include expenses associated with services rendered by Theracor to non-affiliated facilities.

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

PROVISION FOR DOUBTFUL ACCOUNTS

  Provisions for uncollectible accounts receivable of $1,240,000, $1,116,000 and $1,188,000 are included in facility operating expenses for the years ended December 31, 1995, 1996 and 1997, respectively. Individual patient accounts deemed to be uncollectible are written off against the allowance for doubtful accounts.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for the collectibility of receivables, depreciation and amortization, employee benefit plans, taxes and contingencies.

NET INCOME (PRO FORMA NET INCOME) PER SHARE

  In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which revised the methodology of calculating net income per share. The Company adopted SFAS No. 128 in the fourth quarter of 1997. All net income per share and pro forma net income per share amounts for all periods have been presented in accordance with, and where appropriate have been restated to conform with, the requirements of SFAS No. 128.

  Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during 1997. The computation of diluted net income per share is similar to that of basic net income per share except that the number of shares is increased to reflect the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Dilutive potential common shares for the Company consist of shares issuable upon exercise of the Company's stock options. Pro forma net income per share for the years ended December 31, 1995 and 1996 is calculated based upon the common shares of the Company (4,400,000) issued in accordance with the Reorganization Agreement. Pursuant to Securities and Exchange Commission staff requirements, stock options issued within one year of an initial public offering, calculated using the treasury stock method and the initial public offering price of $11.75 per share, have been included in the calculation of pro forma net income per common share as if they were outstanding for all periods presented.

PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. Expenditures that extend the lives of affected assets are capitalized, while maintenance and repairs are charged to expense as incurred. Upon the retirement or sale of an asset, the cost of the asset and any related accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is included in net income.

  Depreciation expense includes the amortization of capital assets and is estimated using the straight-line method. These estimates are calculated using the following estimated useful lives:

Buildings and improvements  31.5 to 40 years
Furniture and equipment     5 to 10 years
Leasehold improvements      over the life of the lease
Land improvements           8 to 40 years

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

INTANGIBLE ASSETS

  Intangible assets consist of amounts identified in connection with certain facility acquisitions accounted for under the purchase method and certain deferred costs which were incurred in connection with various financings (see Notes F and I).

  In connection with each of its acquisitions, the Company reviewed the assets of the acquired facility and assessed its relative fair value in comparison to the purchase price. Certain acquisitions resulted in the allocation of a portion of the purchase price to the value associated with the existence of a workforce in place, residents in place at the date of acquisition and covenants with sellers which limit their ability to engage in future competition with the Company's facilities. The assets recognized from an assembled workforce and residents in place are amortized using the straight-line method over the estimated periods (from three to seven years) during which the respective benefits would be in place. Covenants not-to-compete are being amortized using the straight-line method over the period during which competition is restricted.

  Goodwill resulted from the acquisition of certain assets for which the negotiated purchase prices exceeded the allocations of the fair market value of identifiable assets. The Company's policy is to evaluate each acquisition separately and identify an appropriate amortization period for goodwill based on the acquired property's characteristics. Goodwill is being amortized using the straight-line method over a 20 to 40 year period.

  Costs incurred in obtaining financing (including loans, letters of credit and facility leases) are amortized as interest expense using the straight-line method (which approximates the interest method) over the term of the related financial obligation.

ASSESSMENT OF LONG-LIVED ASSETS

  The Company periodically reviews the carrying value of its long-lived assets (primarily property and equipment and intangible assets) to assess the recoverability of these assets; any impairments would be recognized in operating results if a diminution in value considered to be other than temporary were to occur. As part of this assessment, the Company reviews the expected future net operating cash flows from its facilities, as well as the values included in appraisals of its facilities, which have periodically been obtained in connection with various financial arrangements. The Company has not recognized any adjustments as a result of these assessments.

CASH AND CASH EQUIVALENTS

  Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the date of their acquisition by the Company.

RESTRICTED CASH

  Restricted cash consists of cash set aside in escrow accounts as required by several of the Company's leases and other financing arrangements.

NEW ACCOUNTING PRONOUNCEMENTS

  In 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." These pronouncements are effective for financial statement periods beginning after December 15, 1997. The Company does not believe that these new pronouncements will have material effect on its future financial statements.

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

D. INVESTMENT IN LIMITED PARTNERSHIP:

  In April 1993, a subsidiary of the Company acquired a 75% partnership interest in Bowie L.P., which developed a 120-bed long-term care facility in Maryland that commenced operations on May 1, 1994. The remaining 25% interest in Bowie L.P. is owned by a non-affiliated party. The Company records its investment in Bowie L.P. using the equity method. Although the Company owns a majority interest in Bowie L.P., the Company only maintains a 50% voting interest and accordingly does not exercise control over the operations of Bowie L.P. In addition, the non-affiliated party has the option to purchase the Company's partnership interest during the sixty-day period prior to the seventh anniversary of the facility's opening and each subsequent anniversary thereafter. If the option is exercised, the purchase price would be equal to the fair market value of the Company's interest at the date on which the option is exercised. The Company is entitled to 75% of the facility's net income and manages this facility in return for a fee equal to 5.5% of the facility's net revenues (effective September 1995). Prior to this date, the management fee approximated $10,000 per month. The Company recorded $234,000, $445,000 and $445,000 in management fees from this management contract for the years ended December 31, 1995, 1996 and 1997, respectively.

  Bowie L.P. obtained a $4,377,000 construction loan from a bank to finance the construction of the facility. Bowie L.P. also obtained a $1,000,000 line of credit from the bank to finance pre-opening costs and working capital requirements. On July 31, 1995, the line of credit converted to a term loan. In March of 1997, the entire loan was repaid with the proceeds of a $6,400,000 note from another bank. As of December 31, 1996 and 1997, Bowie L.P. owed $4,964,000 and $6,300,000, respectively, on these loans. Interest on the loan is payable monthly at the bank's prime rate or a LIBOR rate plus 1.5%. This loan limits Bowie L.P.'s ability to borrow additional funds and to make acquisitions, dispositions and distributions. Additionally, the loan contains covenants with respect to maintenance of specified levels of net worth, working capital and debt service coverage.

  The loan is collateralized by each partner's partnership interest as well as all of the assets of Bowie L.P. The loan is also guaranteed by the Company and additional collateral pledged by the non-affiliated partner. The Bowie L.P. partnership agreement states that each partner will contribute an amount in respect of any liability incurred by a partner in connection with a guarantee of the partnership's debt, so that the partners each bear their proportionate share of the liability based on their percentage ownership of the partnership.

  The results of operations of Bowie L.P. are summarized below:

                                             FOR THE YEARS ENDED DECEMBER 31,
                                             ----------------------------------
                                                1995        1996        1997
                                             ----------  ----------  ----------
Net operating revenues...................... $7,595,000  $8,104,000  $8,311,000
Net operating expenses......................  7,236,000   7,758,000   8,052,000
Net loss....................................   (152,000)   (351,000)   (252,000)

  The financial position of Bowie L.P. was as follows:

                                                           AS OF DECEMBER 31,
                                                          ---------------------
                                                             1996       1997
                                                          ---------- ----------
Current assets........................................... $2,511,000 $2,275,000
Non-current assets.......................................  4,882,000  4,695,000
Current liabilities......................................  2,335,000    722,000
Non-current liabilities..................................  4,716,000  6,158,000
Partners' equity.........................................    342,000     90,000

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

  On December 28, 1995, the Company advanced $1,255,000 to Bowie L.P. to support additional facility working capital requirements by means of a demand note bearing interest at 9.0% per annum. This advance was repaid by Bowie L.P. during 1997.

E. PROPERTY AND EQUIPMENT:

  The Company's property and equipment are stated at cost and consist of the following as of December 31:

                                                          1996         1997
                                                      ------------ ------------
Land................................................. $  2,994,000 $  3,270,000
Land improvements....................................    3,077,000    3,387,000
Leasehold improvements...............................    2,371,000    3,157,000
Buildings and improvements...........................   28,764,000   30,529,000
Equipment, furnishings and fixtures..................    7,835,000    9,565,000
Assets under capital lease...........................   63,125,000   63,532,000
                                                      ------------ ------------
                                                       108,166,000  113,440,000
Less accumulated depreciation........................   12,979,000   16,568,000
                                                      ------------ ------------
                                                      $ 95,187,000 $ 96,872,000
                                                      ============ ============

F. INTANGIBLE ASSETS:

  Intangible assets are stated at cost and consist of the following as of December 31:

                                                          1996         1997
                                                      ------------ ------------
Patient lists........................................ $  1,459,000 $  1,459,000
Assembled workforce..................................      930,000      930,000
Covenant not to compete..............................    1,838,000    1,838,000
Organization costs...................................      256,000      380,000
Goodwill.............................................          --     2,166,000
Deferred financing costs.............................    2,563,000    6,574,000
                                                      ------------ ------------
                                                         7,046,000   13,347,000
Less accumulated amortization........................    4,042,000    4,784,000
                                                      ------------ ------------
                                                      $  3,004,000 $  8,563,000
                                                      ============ ============

G. NOTE RECEIVABLE:

  In connection with the acquisition of the five Connecticut facilities on December 1, 1997, the Company received a note receivable from the owner in the amount of $7,487,000. Interest is earned at the rate of 9% per annum, and payments are due monthly, in arrears, commencing January 1, 1998 and continuing until November 30, 2010, at which time the entire principal balance is due. The proceeds of the note were used to repay certain indebtedness. The note is collateralized by various mortgage interests and other collateral.

H. OPERATING LEASES:

  In March 1993, a subsidiary of the Company entered into an agreement with a non-affiliated entity to lease two long-term care facilities in Ohio with 289 beds for a period of ten years. The lease agreement, which became effective in June 1993, provides for fixed annual rental payments of $900,000. At the end of the ten-year period,

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES the Company has the option to acquire the facilities for $8,500,000, or to pay a $500,000 termination fee and relinquish the operation of the facilities to the lessor. On the effective date of the lease, the subsidiary paid $1,200,000 to the lessor for a covenant not-to-compete which remains in force through June 2003.

  Effective October 1, 1994, a subsidiary of the Company entered into an agreement with a related party to lease a 100 bed long-term care facility in Florida for a period of ten years. The lease agreement provides for annual rental payments of $551,250 in the initial twelve-month period and annual increases of 2% thereafter. The Company has the option to exercise two consecutive five-year lease renewals. The Company also has the right to purchase the facility at fair market value at any time after the fifth anniversary of the commencement of the lease. The lease agreement also required the Company to escrow funds equal to three months' base rent.

  Effective April 1, 1995, a subsidiary of the Company entered into an agreement with Meditrust to lease a 100-bed long-term care facility in Ohio for a period of ten years. The lease agreement provides for annual rental payments of $698,400 in the initial twelve-month period. The Company is also required to make additional rental payments beginning April 1, 1996 in an amount equal to 5.0% of the difference between the facility's operating revenues in each applicable year and the operating revenues in the twelve-month base period which commenced on April 1, 1995. The annual additional rent payment will not exceed $14,650. At the end of the initial lease period, the Company has the option to exercise two consecutive five-year lease renewals. The lease agreement also required the Company to escrow funds equal to three months base rent. The Company's obligations under the lease are collateralized by, among other things, an interest in any property improvements made by the Company and by a second position on the facility's accounts receivable. The Company also has the right to purchase the facility at its fair market value on the eighth and tenth anniversary dates of the commencement of the lease and at the conclusion of each lease renewal.

  Effective January 1, 1996, a subsidiary of the Company entered into an agreement with Meditrust to lease the Seven Facilities formerly owned by KYP (see Note P). The lease agreement provides for annual rental payments of $4,582,500 in the initial twelve-month period and annual increases based on changes in the consumer price index thereafter. The lease has an initial term of ten years with two consecutive five-year renewal terms exercisable at the Company's option. The lease agreement also required the Company to escrow funds in an amount equal to three months base rent. The Company's obligations under the lease are collateralized by, among other things, an interest in any property improvements made by the Company and by a second position on the related facilities' accounts receivable. In conjunction with the lease, the Company was granted a right of first refusal and an option to purchase the facilities as a group, which option is exercisable at the end of the eighth year of the initial term and at the conclusion of each renewal term. The purchase option is exercisable at the greater of the fair market value of the facilities at the time of exercise or Meditrust's original investment.

  Effective January 1, 1996, a subsidiary of the Company entered into an agreement with Meditrust to lease six long-term care facilities with a total of 537 licensed beds in New Hampshire. The lease agreement provides for annual rental payments of $2,324,000 in the initial twelve-month period and annual rental increases based on changes in the consumer price index thereafter. The lease has an initial term of ten years with two consecutive five-year renewal terms exercisable at the Company's option. The lease agreement also required the Company to escrow funds in an amount equal to three months base rent. In addition, the lease agreement required the Company to establish a renovation escrow account in the amount of $560,000 to fund facility renovations identified in the agreement. The renovation escrow funds are released upon completion of the required renovations. As of December 31, 1997, $325,000 of these funds remained in escrow pending completion of the specified renovations. The Company's obligations under the lease are collateralized by, among other things, an interest in any property improvements made by the Company and by a second position on the related facilities' accounts receivable. In conjunction with the lease, the Company was granted a right of first refusal and an option

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES to purchase the facilities as a group, which is exercisable at the end of the eighth year of the initial term and at the conclusion of each renewal term. The purchase option is exercisable at the greater of 90% of the fair market value of the facilities at the time of exercise or Meditrust's original investment. In connection with this lease, the Company received a cash payment of $3,685,000 from Meditrust which was recorded as deferred income and is being amortized over the ten-year initial lease term as a reduction of rental expense.

  The Meditrust leases contain cross-default and cross-collateralization provisions. A default by the Company under one of these leases could adversely affect a significant number of the Company's properties and result in a loss to the Company of such properties. In addition, the leases permit Meditrust to require the Company to purchase the facilities upon the occurrence of a default.

  Effective March 1, 1997, the Company entered into an agreement with a non-affiliated party to lease one long-term care facility with 163 beds in Baltimore, Maryland for a period of ten years. The lease agreement provides for fixed annual rental payments of $900,000 for the first three years and annual increases based on changes in the consumer price index thereafter. From July 1, 1999 through August 28, 2000, the Company has the option to acquire the facility for $10,000,000. After August 28, 2000, the purchase price escalates in accordance with a schedule. On the effective date of the lease, the Company paid $1,000,000 to the lessor in exchange for the purchase option. This option payment is being amortized over the life of the lease.

  As of August 1, 1997, the Company acquired four long-term care facilities with 401 beds in Massachusetts. The Company financed this acquisition through an operating lease with a real estate investment trust (the "REIT"). The lease provides for annual rental payments of $1,576,000 in the initial twelve-month period and annual increases based on changes in the consumer price index thereafter. The lease has an initial term of ten years with, at the Company's option, eight consecutive five-year renewal terms. In conjunction with the lease, the Company was granted a right of first refusal and an option to purchase the facilities as a group, which option is exercisable at the end of the initial lease term and at the conclusion of each renewal term. The purchase option is exercisable at the fair market value of the facilities at the time of exercise.

  On August 28, 1997, the Company obtained a five-year $25,000,000 synthetic leasing facility (the "Leasing Facility") from the same group of banks that provided the "Credit Facility" (see Note I). The Company used $23,600,000 of the funds available through the Leasing Facility to lease the Dayton, Ohio facilities from a master trust in September 1997. The master trust, which was capitalized by investors with a 3% equity interest and 97% debt, acquired the Dayton, Ohio facilities from their previous owner and leases the facilities to the Company. The equity contributions to the master trust remains at risk for the duration of the lease term. Acquisitions made through the Leasing Facility are accounted for financial reporting purposes as operating leases with an initial lease term, which expires at the expiration date of the Leasing Facility in August 2002. The Company's rental payments to the Master Trust are determined based on the purchase price and an interest rate factor which is based on LIBOR (or at the Company's option, the agent bank's prime rate) and which varies with the Company's leverage ratio (as defined). As of December 31, 1997 the interest rate for amounts outstanding under this facility was approximately 7.5%. The Company has the right to purchase facilities acquired through the Leasing Facility for an amount equal to the purchase price at the date of acquisition. The Company's obligations under the lease are collateralized by a collateral pool which also collateralizes the Company's borrowings under its Credit Facility.

  Under the terms of each of the facility leases described above, the Company is responsible for the payment of all real estate and personal property taxes, as well as other reasonable costs required to operate, maintain, insure and repair the facilities.

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

  Future minimum rent commitments under the Company's non-cancelable operating leases as of December 31, 1997 are as follows:

      1998......................................................... $ 19,423,000
      1999.........................................................   19,617,000
      2000.........................................................   19,811,000
      2001.........................................................   20,005,000
      2002.........................................................   20,199,000
      Thereafter...................................................   76,545,000
                                                                    ------------
                                                                    $175,600,000
                                                                    ============

I. LONG-TERM DEBT:

  In October 1994, certain of the Predecessor Entities refinanced $29,189,000 of the then outstanding bank debt, and as a result, recorded a loss of $453,000. This loss included a payment of $384,000 upon the termination of a related interest rate protection agreement, which was required pursuant to the terms of the bank debt in order to effectively fix the interest rate on such debt. The retirement of this debt was financed by the concurrent borrowing of $42,300,000 from Meditrust. Using proceeds from the Offering, on June 14, 1996 the Company repaid $25,000,000 of this debt, incurring a prepayment penalty of $1,517,000. Additionally, the Company wrote-off $544,000 of deferred financing costs related to the retired debt and incurred $100,000 of additional transaction costs. The loss on this early retirement of debt totaled $2,161,000 and is presented as an extraordinary loss in the Statement of Operations for the year ended December 31, 1996 net of the related estimated income tax benefit of $843,000. The Meditrust debt was collateralized by the assets of certain of the Predecessor Entities (the "Seven S Corporations"), and subsequent to the debt paydown, the remaining debt is cross-collateralized by the assets of four facilities (the "Four Facilities"). The Meditrust debt bears interest at the annual rate of 10.65%. Additional interest payments are also required commencing on January 1, 1997 in an amount equal to 0.3% of the difference between the operating revenues of the Four Facilities in each applicable year and the operating revenues of the Four Facilities during a twelve-month base period which commenced October 1, 1995. The Meditrust debt is cross-collateralized by the assets of each of the Four Facilities. The loan agreement with Meditrust places certain restrictions on the Four Facilities; among them, the agreement restricts their ability to incur additional debt or to make significant dispositions of assets. The Four Facilities are also required to maintain a debt service coverage ratio of at least 1.2 to 1.0 (as defined in the loan agreement) and a current ratio of at least 1.0 to 1.0. The Meditrust loan agreement contains a prepayment penalty, which decreases from 1.5% of the then outstanding balance in the sixth year to none in the ninth year.

  A subsidiary of the Company assumed a first mortgage note (the "Note") with a remaining balance of $1,775,000 as part of the acquisition of a long-term care facility in 1988. The Note requires the annual retirement of principal in the amount of $20,000. The Company pays interest monthly at the rate of 14% per annum on the outstanding principal amount until maturity in October 2010, when the remaining unpaid principal balance of $1,338,000 is due. The Note is collateralized by the property and equipment of the facility.

  In April of 1997, the Company obtained a three-year $25,000,000 revolving credit facility (the "Credit Facility") from a commercial bank. On August 28, 1997, the Company amended the Credit Facility to add three additional banks as parties to the Credit Facility, extended the maturity to five years and made certain additional amendments to the terms of the agreement. Borrowings under this facility are collateralized by patient accounts receivable and certain real estate. The assets which collateralize the Credit Facility also collateralize the Company's obligation under the Leasing Facility. The Credit Facility matures in September 2002 and provides for prime and LIBOR interest rate options, which vary with the Company's leverage ratio (as defined). As of December 31, 1997, the interest rate for amounts outstanding under this facility was approximately 7.3%. The Credit Facility contains covenants which, among other things, impose certain limitations or prohibitions on the

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

Company's ability to incur indebtedness, pay dividends, make investments or dispose of assets. The Credit Facility requires the Company to maintain a debt service coverage ratio (as defined) of at least 1.25 and a maximum leverage ratio (as defined) of 5.0. As of December 31, 1997, $15,600,000 was outstanding on the Credit Facility and $9,400,000 remained available. During 1997, the maximum balance borrowed under this facility was $15,600,000. A commitment fee of 0.20% to 0.50% on unused availability is charged depending on the Company's leverage ratio.

  Interest expense charged to operations for the years ended December 31, 1995, 1996 and 1997 was $5,830,000, $5,576,000, and $6,681,000, respectively.

  As of December 31, 1997, future long-term debt maturities associated with the Company's debt are as follows:

      1998.......................................................... $   186,000
      1999..........................................................     205,000
      2000..........................................................     226,000
      2001..........................................................     248,000
      2002..........................................................  15,874,000
      Thereafter....................................................  16,903,000
                                                                     -----------
                                                                     $33,642,000
                                                                     ===========

  Substantially all of the Company's assets are subject to liens under long-term debt or operating lease agreements.

J. CAPITAL LEASE OBLIGATION:

  On July 1, 1996, a subsidiary of the Company began leasing four long-term care facilities in Ohio (the "Ohio Facilities"). This transaction is being accounted for as a capital lease as a result of a bargain purchase option exercisable at the end of the lease. The initial term of the lease is five years and during the final six months of the initial term, the Company may exercise an option to purchase the Ohio Facilities for a total price of $57,125,000. If the Company exercises the purchase option but is unable to obtain financing for the acquisition, the lease may be extended for up to two additional years, during which time the Company must obtain financing and complete the purchase of the facilities. The annual rent under the agreement is $5,000,000 during the initial term and $5,500,000 during the extension term. The Company is also responsible for facility expenses such as taxes, maintenance and repairs. The Company agreed to pay $8,000,000 for the option to purchase these facilities. Of this amount, $5,000,000 was paid prior to the closing on July 1, 1996, and the remainder, $3,000,000, is due at the end of the initial lease term whether or not the Company exercises its purchase option. The following is a schedule of future minimum lease payments, including the amount of the purchase option, required by this lease together with the present value of the minimum lease payments:

      1998........................................................ $  5,000,000
      1999........................................................    5,000,000
      2000........................................................    5,000,000
      2001........................................................   57,625,000
                                                                   ------------
                                                                     72,625,000
      Less amount representing interest...........................  (16,340,000)
                                                                   ------------
                                                                     56,285,000
      Less current portion........................................   (3,924,000)
                                                                   ------------
      Long-term portion of capital lease obligation............... $ 52,361,000
                                                                   ============

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

K. RETIREMENT PLANS:

  The Company maintains an employee 401(k) defined contribution plan. All employees who have worked at least one thousand hours and have completed one year of continuous service are eligible to participate in the plan. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employee contributions to this plan may be matched at the discretion of the Company. The Company contributed $120,000, $180,000 and $365,000 to the plan in 1995, 1996 and 1997, respectively.

  During September 1995, the Company established a Supplemental Executive Retirement Plan (the "SERP") to provide benefits to key employees. Participants may defer up to 25% of their compensation which is matched by the Company at a rate of 50% (up to 10% of base salary). Vesting in the matching portion occurs in January of the second year following the plan year in which contributions were made.

L. INCOME TAXES:

  PRO FORMA INCOME TAXES (UNAUDITED)

  The financial statements of the Company for the periods prior to the Reorganization do not include a provision for income taxes because the Predecessor Entities (primarily partnerships and subchapter S corporations) were not directly subject to Federal or state taxation. For financial reporting purposes, for the years ended December 31, 1995 and 1996, a pro forma provision for income taxes has been reflected in the accompanying statements of operations based on taxable income for financial statement purposes and an estimated effective Federal and state income tax rate of 39% which would have resulted if the Predecessor Entities had filed corporate income tax returns during those years.

  Effective with the Reorganization described in Note B, the Company became subject to Federal and state income taxes. The historical provision for income taxes for the year ended December 31, 1996 reflects the recording of a one-time Federal and state income tax benefit of $1,400,000 upon the change in the tax status of the entity as required by SFAS No. 109, "Accounting for Income Taxes."

  Significant components of the Company's deferred tax assets as of December 31, 1996 and 1997 are as follows:

                                                             1996       1997
                                                          ---------- ----------
Deferred tax assets:
 Reserves................................................ $1,144,000 $1,755,000
 Rental payments.........................................    358,000     79,000
 Interest payments.......................................    376,000    376,000
 Other...................................................     78,000     11,000
                                                          ---------- ----------
  Total deferred tax assets.............................. $1,956,000 $2,221,000
                                                          ========== ==========

  Significant components of the provision for income taxes for the years ended December 31, 1996 and 1997 are as follows:

                                                           1996         1997
                                                        -----------  ----------
Current:
 Federal............................................... $ 2,229,000  $3,893,000
 State.................................................     536,000     719,000
                                                        -----------  ----------
  Total current........................................ $ 2,765,000  $4,612,000
                                                        ===========  ==========
Deferred:
 Federal...............................................  (1,648,000)   (223,000)
 State.................................................    (308,000)    (42,000)
                                                        -----------  ----------
  Total deferred.......................................  (1,956,000)   (265,000)
                                                        -----------  ----------
  Total income tax expense............................. $   809,000  $4,347,000
                                                        ===========  ==========

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

  The reconciliation of income tax computed at statutory rates to income tax expense for the years ended December 31, 1996 and 1997 are as follows:

                                                 1996               1997
                                           ------------------  ---------------
Statutory rate............................ $ 1,699,000   35.0% $3,903,000 35.0%
State income tax, net of federal benefit..     148,000    3.1     440,000  3.9
Permanent differences.....................     100,000    2.1       4,000  0.1
Deferred tax asset resulting from change
 in tax status............................  (1,256,000) (25.9)        --   --
Other.....................................     118,000    2.4         --   --
                                           -----------  -----  ---------- ----
                                           $   809,000   16.7% $4,347,000 39.0%
                                           ===========  =====  ========== ====

M. CAPITAL STOCK:

COMMON STOCK

  On June 14, 1996, the Company completed its initial public offering (the "Offering"). Through the Offering the Company issued 3,600,000 shares at $11.75 per share resulting in net proceeds to the Company (after deducting underwriters' commissions and other offering expenses) of approximately $37,160,000. A portion of the proceeds was used to repay some of the Company's long-term debt (see Note I) and the remainder to fund acquisitions.

  The Company's Board of Directors is authorized to issue up to 1,000,000 shares of Preferred Stock in one or more series with such dividend rates, number of votes, conversion rights, preferences or such other terms or conditions as are permitted under the laws of the State of Delaware.

SPECIAL COMPENSATION

  The Predecessor Entities maintained an executive long-term incentive plan (the "Executive Plan") which granted an economic interest in the appreciation of the Predecessor Entities above a baseline valuation of $23,000,000 to certain senior level management personnel upon the successful completion of an initial public offering at a minimum retained equity valuation above $43,000,000. A pool of three percent of the retained equity above $23,000,000 was reserved and allocated to the eligible recipients. In June, 1996, subsequent to the Offering, payments totaling $861,000 were made to the personnel who participated in the Executive Plan and that plan was terminated. Additionally, the Company made a bonus payment in the form of common stock valued at $225,000 to an officer of the Company in connection with his employment agreement. These expenses are included in the Statement of Operations for the year ended December 31, 1996, in the line "Special Compensation and Other."

  On December 31, 1995, certain of the Predecessor Entities (the "S Corporations") issued a 6% equity interest in the S Corporations to the president of the Company amounting to $438,000 and a 5% equity interest in the S Corporations to the president of an affiliate amounting to $365,000. The issuance amounts represented the fair market value of these interests at the date of issuance based on an independent appraisal obtained by the Company. Payment for the issuance of these shares was due within 90 days; and accordingly, the amounts receivable from these individuals were reflected as a contra-equity subscription receivable with no net increase to stockholders' equity at December 31, 1995. Subsequent to year-end and in connection with the execution of the 1996 employment agreement of the Company's president, the Company granted a special bonus to the

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES president equal to the cost of the shares issued. This expense is included in the Statement of Operations for the year ended December 31, 1996 in the line "Special Compensation and Other."

  In February 1996, one of the Predecessor Entities, Harborside Healthcare Limited Partnership ("HHLP"), granted an option to purchase a 1.36% limited partnership interest in HHLP to each of two members of senior management. The exercise price per percentage limited partnership interest under each such option was $239,525 per percentage interest, which represented the fair market value of a 1% limited partnership interest in HHLP at the date of grant based on an independent appraisal obtained by the Company. The options vested in equal one-third portions on each anniversary of the date of grant over a three-year period and expired ten years from the date of grant. With the completion of the Offering, the option grants in HHLP were converted on a pro rata basis to options to acquire shares of the Company's common stock.

STOCK OPTION PLANS

  During 1996, the Company established two stock option plans, the 1996 Stock Option Plan for Non-employee Directors (the "Director Plan") and the 1996 Long-Term Stock Incentive Plan (the "Stock Plan"). Directors of the Company who are not employees, or affiliates of the Company, are eligible to participate in the Director Plan. On the date of the Offering, each of the four non-employee directors was granted options to acquire 15,000 shares of the Company's common stock at the Offering price. On January 1 of each year, each non-employee director will receive an additional grant for 3,500 shares at the fair market value on the date of grant. Options issued under the Director Plan become exercisable on the first anniversary of the date of grant and terminate upon the earlier of ten years from date of grant or one year from date of termination as a director. Through the Directors Retainer Fee Plan, non-employee directors of the Company may also elect to receive all or a portion of their director fees in shares of the Company's common stock. The Stock Plan is administered by the Stock Plan Committee of the Board of Directors which is composed of outside directors who are not eligible to participate in this plan. The Stock Plan authorizes the issuance of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards. Options granted during the years ended December 31, 1996 and 1997, were granted with exercise prices equal to or greater than the fair market value of the stock on the date of grant. Options granted under the stock plan during 1996 and 1997 vest over a three-year period and have a maximum term of ten years. A maximum of 800,000 shares of common stock have been reserved for issuance in connection with these plans. Information with respect to options granted under these stock option plans is as follows:

OPTIONS OUTSTANDING

                                                                    WEIGHTED-
                                         NUMBER OF EXERCISE PRICE    AVERAGE
                                          SHARES     PER SHARE    EXERCISE PRICE
                                         --------- -------------- --------------
Balance at December 31, 1995
  Granted...............................  523,000   $ 8.15-11.75      $11.16
  Cancelled.............................  (24,000)  $      11.75      $11.75
                                          -------   ------------
Balance at December 31, 1996............  499,000   $ 8.15-11.75      $11.14
  Granted...............................  227,500   $11.69-18.69      $12.66
  Exercised.............................   (8,665)  $      11.75      $11.75
  Cancelled.............................  (52,334)  $11.75-12.00      $11.80
                                          -------   ------------
Balance at December 31, 1997............  665,501   $ 8.15-18.69      $11.59
                                          =======   ============

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

  As of December 31, 1996 no options to purchase shares of the Company's common stock were exercisable. As of December 31, 1997 there were 187,000 exercisable options at a weighted-average exercise price of $11.20.

  In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. The Company has adopted the disclosure provisions of SFAS No. 123, and has applied Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company's unaudited pro forma net income and pro forma net income per share for the years ended December 31, 1996 and 1997, would have been reduced to the amounts indicated below:

                                 1996
                 1996          PRO FORMA                          1997
              PRO FORMA       NET INCOME          1997         NET INCOME
              NET INCOME   PER SHARE DILUTED   NET INCOME   PER SHARE DILUTED
              ----------   -----------------   ----------   -----------------
As reported   $2,712,000         $0.42         $6,803,000         $0.84
Pro forma     $2,372,000         $0.37         $5,733,000         $0.70

  The weighted average fair value of options granted was $4.72 and $5.63 during 1996 and 1997, respectively. The fair value for each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: an expected life of five years, expected volatility of 40%, no dividend yield, and a risk-free interest rate of 6.5% and 6.2% for 1996 and 1997, respectively.

  The following table sets forth the computation of basic and diluted net income per share for the year ended December 31, 1997:

Numerator:
 Numerator for basic and diluted net income per share................  $6,803,000
Denominator:
 Denominator for basic net income per share--weighted average shares.   8,037,026
Effect of dilutive securities--employee stock options................     101,767
Denominator for diluted net income per share--adjusted weighted-aver-
 age shares and assumed conversions..................................   8,138,793
Basic net income per common share....................................  $     0.85
Diluted net income per common share..................................  $     0.84

  The denominator for basic net income per share includes 25,000, 19,093 and 34,574 shares for the years ended December 31, 1995, 1996 and 1997, respectively, resulting from stock options issued within one year of the Company's initial public offering. In addition to the dilutive securities listed above, stock options for an additional 23,000 shares, that are anti-dilutive at December 31, 1997, could potentially dilute earnings per share in future periods.

N. CONTINGENCIES:

  The Company is involved in legal actions and claims in the ordinary course of its business. It is the opinion of management, based on the advice of legal counsel, that such litigation and claims will be resolved without material effect on the Company's consolidated financial position, results of operations or liquidity.

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

  Beginning in 1994, the Company self-insures for health benefits provided to a majority of its employees. The Company maintains stop-loss insurance such that the Company's liability for losses is limited. The Company recognizes an expense for estimated health benefit claims incurred but not reported at the end of each year.

  Beginning in 1995, the Company self-insures for most workers' compensation claims. The Company maintains stop-loss insurance such that the Company's liability for losses is limited. The Company accrues for estimated workers' compensation claims incurred but not reported at the end of each year.

O. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

  The methods and assumptions used to estimate the fair value of each class of financial instruments, for those instruments for which it is practicable to estimate that value, and the estimated fair values of the financial instruments are as follows:

CASH AND CASH EQUIVALENTS

  The carrying amount approximates fair value because of the short effective maturity of these instruments.

NOTE RECEIVABLE

  The carrying value of the note receivable approximates its fair value at December 31, 1997 based on the yield of the note and the present value of expected cash flows.

LONG-TERM DEBT

  The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for similar debt. The carrying value of the Company's long-term debt approximates its fair value as of December 31, 1996 and 1997.

P. GAIN ON SALE OF FACILITIES, NET:

  As discussed in Note B, in December 1995, KYP sold seven facilities to Meditrust (the "Sale") for $47,000,000. The Sale was effective December 31, 1995, and a net gain of $4,869,000 was recorded.

  A portion of the proceeds of the Sale was used by KYP to repay the outstanding balance of its Medium-Term Notes ($9,409,000), a related prepayment penalty ($1,154,000) and transaction costs ($884,000). The original principal amount of the Medium-Term Notes was $6,000,000 and interest on this obligation accrued at 10.55% per annum through June 30, 1993. Commencing December 31, 1993, KYP began making semiannual interest payments on the original principal and the accrued interest. The principal and all deferred interest were scheduled to be repaid in June 1998. As a result of the early retirement of this debt, the Company recorded a loss of $1,502,000, which was netted against the gain on the sale of the KYP facilities. The terms of the KYP partnership agreement specified that one of the Predecessor Entities which served as KYP's general partner would not share in the gain associated with the sale of the facilities; as such, the entire amount of the net gain was allocated to the Unitholders, and was included in the minority interest reflected in the Statement of Operations for the year ended December 31, 1995.

  The determination of the net gain included the recognition of an estimated liability of approximately $3,000,000 to Medicare and certain states' Medicaid programs. This amount is included with other estimated settlements due to/from third-party payors as a component of accounts receivable. Under existing regulations,

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

KYP is required to repay these programs for certain depreciation expense recorded by the KYP facilities and for which they received reimbursement prior to the sale. Any payments assessed by these programs to settle these obligations in excess of the funds withheld from the proceeds of the sale of the facilities will be the responsibility of the Company without any recourse to the Unitholders. However, if the ultimate settlement of these obligations results in a net amount due to KYP, this amount would be distributed to the Unitholders.

  The Sale provided for the dissolution of KYP and the distribution of the net proceeds of the Sale to the Unitholders, which occurred in March 1996. The Company's balance sheet as of December 31, 1995 included the cash to be distributed to the Unitholders as well as the related distribution payable of $33,493,000.

Q. RELATED PARTY TRANSACTIONS:

  An affiliate of the Company provides office space, legal, tax, data processing and other administrative services to the Company in return for a monthly fee. Total service charges under this arrangement were $700,000, $700,000 and $708,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

R. RECENT ACQUISITIONS (UNAUDITED):

  The following unaudited pro forma financial information gives effect to the acquisition of the Ohio facilities, the Connecticut facilities, the Dayton facilities, the Massachusetts facilities and a therapy services company, as if they had occurred on January 1, 1996. The pro forma financial results are not necessarily indicative of the actual results of operations which might have occurred or of the results of operations which may occur in the future.

                                                         FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                      -------------------------
                                                          1996         1997
                                                      ------------ ------------
Total net revenues................................... $262,043,000 $285,061,000
Income before income taxes and extraordinary loss....    5,132,000   11,971,000
Income before extraordinary loss.....................    4,215,000    7,304,000
Net income...........................................    2,897,000    7,304,000
Net income per common share using 6,396,142 and
 8,138,793 common and common equivalent shares, re-
 spectively.......................................... $       0.45 $       0.90

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

S. SUMMARY QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

  The Company's unaudited quarterly financial information follows:

                                          YEAR ENDED DECEMBER 31, 1997
                                 -----------------------------------------------
                                    FIRST      SECOND       THIRD      FOURTH
                                   QUARTER     QUARTER     QUARTER     QUARTER
                                 ----------- ----------- ----------- -----------
Total net revenues.............. $47,384,000 $50,292,000 $57,964,000 $66,137,000
Income from operations..........   3,822,000   4,069,000   4,455,000   4,846,000
Income before income taxes......   2,461,000   2,613,000   2,773,000   3,303,000
Income taxes....................     959,000   1,020,000   1,081,000   1,287,000
Net income......................   1,502,000   1,593,000   1,692,000   2,016,000
Net income per share
 Basic.......................... $      0.19 $      0.20 $      0.21 $      0.25
 Diluted........................        0.19        0.20        0.21        0.24

                                     YEAR ENDED DECEMBER 31, 1996
                            ---------------------------------------------------
                               FIRST      SECOND           THIRD      FOURTH
                              QUARTER     QUARTER         QUARTER     QUARTER
                            ----------- -----------     ----------- -----------
Total net revenues........  $34,931,000 $36,872,000     $45,903,000 $47,706,000
Income from operations....    1,307,000     846,000(1)    3,655,000   3,918,000
Income (loss) before in-
 come taxes and extraordi-
 nary loss................      205,000    (229,000)      2,312,000   2,541,000
Income taxes (benefit)....          --     (400,000)        902,000     307,000
Income before extraordi-
 nary loss................      205,000     171,000       1,410,000   2,234,000
Extraordinary loss........          --   (1,318,000)(2)         --          --
Net income (loss).........      205,000  (1,147,000)      1,410,000   2,234,000
Net income per share--di-
 luted....................          --          --      $      0.18 $      0.28
Pro forma income taxes
 (benefit)................       80,000    (489,000)
Pro forma income before
 extraordinary loss.......      125,000     260,000
Pro forma net income
 (loss)...................      125,000  (1,058,000)
Pro forma income before
 extraordinary loss per
 share--basic and diluted.  $      0.03 $      0.05
Pro forma net income
 (loss) per share--basic
 and diluted..............  $      0.03 $     (0.21)

                                         YEAR ENDED DECEMBER 31, 1995
                                ------------------------------------------------
                                   FIRST       SECOND       THIRD      FOURTH
                                  QUARTER      QUARTER     QUARTER     QUARTER
                                -----------  ----------- ----------- -----------
Total net revenues............  $23,777,000  $26,737,000 $28,515,000 $30,396,000
Income from operations........    1,290,000    1,671,000   2,123,000   2,895,000
Net income (loss).............     (240,000)     253,000     297,000     924,000
Pro forma income taxes (bene-
 fit).........................      (94,000)      99,000     116,000     360,000
Pro forma net income (loss)...     (146,000)     154,000     181,000     564,000
Pro forma net income (loss)
 per share--basic and diluted.  $     (0.03) $      0.03 $      0.04 $      0.13

(1) Includes $1,716,000 of special compensation and other expenses incurred primarily as a result of the Offering (see Note M)

(2) A portion of the proceeds of the Offering was used to repay long-term debt in June 1996. The resulting loss on early retirement of debt is presented as an extraordinary loss net of related tax benefit (see Note I).

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

T. PENDING ACQUISITIONS:

  During 1997, the Company entered into separate agreements to acquire two long-term care facilities in Ohio and two long-term care facilities in Rhode Island. The aggregate purchase price of these two acquisitions is approximately $33,700,000, and the Company expects to finance them through an expansion of funds committed to its existing Leasing Facility (see Note H). The Company is currently awaiting regulatory approval for each of these acquisitions and expects each transaction to be completed during the second quarter of 1998.

               HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                    MARCH 31,
                                                                       1998
                                                                    ----------
                                                                    (UNAUDITED)
                              ASSETS
Current assets:
  Cash and cash equivalents........................................  $  2,180
  Accounts receivable, net of allowances for doubtful accounts of
   $2,903..........................................................    39,286
  Prepaid expenses and other.......................................     6,590
  Prepaid income taxes.............................................       757
  Deferred income taxes............................................     2,150
                                                                     --------
    Total current assets...........................................    50,963
Restricted cash....................................................     5,782
Investment in limited partnership..................................        36
Property and equipment, net........................................    99,361
Intangible assets, net.............................................     8,741
Note receivable....................................................     7,487
Deferred income taxes..............................................        71
                                                                     --------
    Total assets...................................................  $172,441
                                                                     ========
                            LIABILITIES
Current liabilities:
  Current maturities of long-term debt.............................  $    199
  Current portion of capital lease obligation......................     4,123
  Accounts payable.................................................     5,868
  Employee compensation and benefits...............................    14,231
  Other accrued liabilities........................................     4,510
  Accrued interest.................................................       246
  Current portion of deferred income...............................       609
                                                                     --------
    Total current liabilities......................................    29,786
Long-term portion of deferred income...............................     3,431
Long-term debt.....................................................    33,396
Long-term portion of capital lease obligation......................    52,147
                                                                     --------
    Total liabilities..............................................   118,760
                                                                     --------
                       STOCKHOLDERS' EQUITY
Common stock, $.01 par value, 30,000,000 shares authorized,
 8,010,664 shares issued and outstanding...........................        80
Additional paid-in capital.........................................    48,463
Retained earnings..................................................     5,138
                                                                     --------
    Total stockholders' equity.....................................    53,681
                                                                     --------
      Total liabilities and stockholders' equity...................  $172,441
                                                                     ========

   The accompanying notes are an integral part of the consolidated financial statements.

               HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                  FOR THE THREE MONTHS ENDED
                                                           MARCH 31,
                                                  ----------------------------
                                                         1997           1998
                                                  -------------  -------------
Total net revenues............................... $      47,384  $      72,454
                                                  -------------  -------------
Expenses:
  Facility operating.............................        37,452         57,381
  General and administrative.....................         2,389          3,365
  Service charges paid to affiliate..............           177            313
  Depreciation and amortization..................           922          1,085
  Facility rent..................................         2,622          5,556
                                                  -------------  -------------
    Total expenses...............................        43,562         67,700
                                                  -------------  -------------
Income from operations...........................         3,822          4,754
Other:
  Interest expense, net..........................         1,392          1,650
  Loss (income) on investment in limited partner-
   ship..........................................           (31)            31
                                                  -------------  -------------
Income before income taxes.......................         2,461          3,073
Income taxes.....................................           959          1,198
                                                  -------------  -------------
Net income....................................... $       1,502          1,875
                                                  =============  =============
Net income per share--basic...................... $        0.19  $        0.23
                                                  =============  =============
Net income per share--diluted.................... $        0.19  $        0.23
                                                  =============  =============
Weighted average number of common shares used in
 per share computations:
  Basic..........................................     8,025,000      8,059,000
  Diluted........................................     8,028,000      8,304,000

   The accompanying notes are an integral part of the consolidated financial statements.

               HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                    ADDITIONAL
                                             COMMON  PAID-IN   RETAINED
                                             STOCK   CAPITAL   EARNINGS  TOTAL
                                             ------ ---------- -------- -------
Stockholders' equity, December 31, 1997.....  $80    $48,440    $3,263  $51,783
Exercise of stock options...................   --         23        --       23
Net income for the three months ended March
 31, 1998...................................   --         --     1,875    1,875
                                              ---    -------    ------  -------
Stockholders' equity, March 31, 1998........  $80    $48,463    $5,138  $53,681
                                              ===    =======    ======  =======

   The accompanying notes are an integral part of the consolidated financial statements.

               HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                         FOR THE THREE MONTHS ENDED MARCH 31,
                                         --------------------------------------
                                                 1997                1998
                                         ------------------  ------------------
Operating activities:
 Net income............................  $            1,502  $            1,875
 Adjustments to reconcile net income
 to net cash (used) by operating activ-
  ities:
 Depreciation of property and equip-
  ment.................................                 839                 930
 Amortization of intangible assets.....                  83                 155
 Amortization of deferred income.......                 (92)               (128)
 Loss from investment in limited part-
  nership..............................                 (31)                 31
 Amortization of loan costs and fees...                  17                  71
 Accretion of interest on capital lease
  obligation...........................                 709                 766
 Other.................................                   3                 --
                                         ------------------  ------------------
                                                      3,030               3,700
Changes in operating assets and liabil-
 ities:
 (Increase) in accounts receivable.....              (1,738)             (6,870)
 (Increase) decrease in prepaid ex-
  penses and other.....................              (4,231)                 54
 (Decrease) in accounts payable........                (420)             (1,407)
 Increase in employee compensation and
  benefits.............................               1,238               3,490
 (Decrease) in accrued interest........   --                                 (5)
 Increase in other accrued liabili-
  ties.................................               1,142                  93
 Increase (decrease) in income taxes
  payable..............................                 499                (757)
                                         ------------------  ------------------
 Net cash (used) by operating activi-
  ties.................................                (480)             (1,702)
                                         ------------------  ------------------
Investing activities:
 Additions to property and equipment...                (848)             (3,419)
 Additions to intangibles..............              (1,186)               (404)
 Transfers to restricted cash, net.....                 128                (237)
 Repayment of demand note..............               1,369                 --
                                         ------------------  ------------------
 Net cash (used) by investing activi-
  ties.................................                (537)             (4,060)
                                         ------------------  ------------------
Financing activities:
 Payment of long-term debt.............                 (41)                (47)
 Principal payments of capital lease
  obligation...........................                (909)               (781)
 Redemption of options.................                 --                   23
                                         ------------------  ------------------
Net cash (used) by financing activi-
 ties..................................                (950)              (805)
                                         ------------------  ------------------
Net (decrease) in cash and cash equiva-
 lents.................................              (1,967)             (6,567)
Cash and cash equivalents, beginning of
 period................................               9,722               8,747
                                         ------------------  ------------------
Cash and cash equivalents, end of peri-
 od....................................  $            7,755  $            2,180
                                         ==================  ==================
Supplemental Disclosure:
 Interest paid.........................  $              888  $            1,040
                                         ==================  ==================
 Income taxes paid.....................  $              --   $            1,776
                                         ==================  ==================

   The accompanying notes are an integral part of the consolidated financial statements.

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

A. General

  The accompanying unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report or Form 10-K for the year ended December 31, 1997. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of March 31, 1998, the results of its operations for the three-month periods ended March 31, 1997 and 1998 and its cash flows for the three-month periods ended March 31, 1997 and 1998. The results of operations for the three-month periods ended March 31, 1997 and 1998 are not necessarily indicative of the results which may be expected for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

B. Basis of Presentation

  The Company was incorporated as a Delaware corporation on March 19, 1996 and was formed as a holding company, in anticipation of an initial public offering (the "Offering"), to combine under the control of a single corporation the operations of various business entities (the "Predecessor Entities") which were all under the majority control of several related stockholders. Immediately prior to the Offering, the Company executed an agreement (the "Reorganization Agreement") which resulted in the transfer of ownership of the Predecessor Entities to the Company prior to completion of the Offering in exchange for 4,400,000 shares of the Company's common stock. The Company's financial statements for periods prior to the Offering have been prepared by combining the historical financial statements of the Predecessor Entities, similar to a pooling of interests presentation. On June 14, 1996, the Company completed the issuance of 3,600,000 shares of common stock through the Offering resulting in net proceeds to the Company (after deducting underwriters' commissions and other offering expenses) of $37,160,000. The consolidated financial statements include the accounts of Harborside Healthcare Corporation and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

C. Investment in Limited Partnership

  The Company holds a 75% partnership interest in Bowie Center Limited Partnership (the "Partnership") which the Company accounts for using the equity method. Although the Company owns a majority interest in the Partnership, the Company only holds a 50% voting interest in the Partnership and accordingly, it does not exercise control over the operations of the Partnership.

  The results of operations of the Partnership are summarized below:

                                                    FOR THE THREE MONTHS ENDED
                                                             MARCH 31,
                                                    ---------------------------
                                                           1997          1998
                                                    ------------- -------------
       Net operating revenues...................... $   2,092,000 $   2,104,000
       Net operating expenses......................     1,900,000     2,034,000
       Net income (loss)...........................        42,000       (42,000)

  The financial position of the Partnership is as follows:

                                                            AS OF MARCH 31, 1998
                                                            --------------------
      Current assets.......................................      $2,382,000
      Non-current assets...................................       4,644,000
      Current liabilities..................................         856,000
      Non-current liabilities..............................       6,122,000
      Partners' equity.....................................          48,000

              HARBORSIDE HEALTHCARE CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)


D. Earnings Per Share

  The following table sets forth the computation of basic and diluted net income per share for the period ended March 31, 1998:

      Numerator:
       Numerator for basic and diluted net income per share........  $1,875,000
                                                                     ==========
      Denominator:
       Denominator for basic net income per share weighted average
        shares.....................................................   8,058,548
       Effect of dilutive securities employee stock options........     245,155
                                                                     ----------
       Denominator for diluted net income per share--adjusted
        weighted-average shares and assumed conversions............   8,303,703
                                                                     ==========
      Basic net income per common share............................  $     0.23
      Diluted net income per common share..........................  $     0.23

  The denominator for basic net income per share includes 24,746 and 48,759 shares for the periods ended March 31, 1997 and 1998, respectively, resulting from stock options issued within one year of the Company's public offering.

E. Subsequent Events

  The Company recently completed two acquisitions through which it acquired two long-term care facilities (248 licensed beds) in Toledo, Ohio and two long-term care facilities (267 licensed beds) in Warwick, Rhode Island. The aggregate purchase price of these two acquisitions was approximately $33,700,000, and the Company financed them through an expansion of funds committed to its existing synthetic leasing facility (the "Leasing Facility"). The Ohio acquisition was completed on April 1 and the Rhode Island acquisition on May 1. In connection with these acquisitions, the Company increased funds committed by a bank group through its Leasing Facility to $59,250,000. In May 1998, the Company also increased funds committed by the bank group through its revolving credit facility to $40,000,000.

  On April 16, 1998, the Company announced that it had accepted a buyout offer of $25 per share from Investcorp S.A., an international investment firm. Pursuant to the terms of the definitive agreement signed on April 15, 1998, upon consummation of the transaction, Investcorp, its affiliates and certain other international investors will acquire approximately 91% of the common stock of the Company then outstanding. Management of the Company will retain approximately 225,000 shares, or approximately 3% of the Company's then outstanding common stock. Other stockholders of the Company may elect to receive either $25 per share in cash or retain their shares on a pro-rated basis up to a maximum aggregate amount equal to 6% of the common stock of the Company then outstanding. Following the transaction, which is expected to close in the third quarter of 1998, the Company expects to de-list its common stock from the New York Stock Exchange. The transaction has been unanimously approved by the Company's Board of Directors. In addition, holders of approximately 54% of the Company's currently outstanding common stock have agreed, subject to certain conditions, to vote their shares in favor of the transaction and have granted an affiliate of Investcorp an irrevocable option to purchase such shares for $25 per share, subject to certain conditions. The transaction is subject to, among other things, stockholder approval, regulatory approvals and other customary closing conditions.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Cushman Management Associates, Inc. and Affiliates
Topsfield, Massachusetts

  We have audited the accompanying combined balance sheets of Cushman Management Associates, Inc. and Affiliates as of December 31, 1995 and 1996, and the related combined statements of income and owners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Cushman Management Associates, Inc. and Affiliates as of December 31, 1995 and 1996, and the combined results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Landa & Altsher
Randolph, MA
October 22, 1997

               CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                   COMBINED BALANCE SHEET AS OF DECEMBER 31,
                             (DOLLARS IN THOUSANDS)

                             ASSETS
                                                                 1995    1996
                                                                ------  ------
Current assets:
  Cash......................................................... $1,026  $1,607
  Accounts receivable--net of allowance for doubtful accounts
   of $75......................................................  2,189   2,004
  Prepaid expenses and other...................................    107     159
                                                                ------  ------
    Total current assets.......................................  3,322   3,770
Property, plant and equipment, net.............................  3,732   3,490
Intangible assets, net.........................................     19       6
                                                                ------  ------
Total assets................................................... $7,073  $7,266
                                                                ======  ======
                LIABILITIES AND OWNERS' EQUITY
Current liabilities:
  Current maturities on long-term debt......................... $   61  $   61
  Accounts payable.............................................    396     443
  Employee compensation and benefits...........................    709     755
  Other accrued liabilities....................................     67     136
  Accrued interest.............................................     49      72
  Due to related parties.......................................    209      35
  Income taxes payable.........................................      3     244
                                                                ------  ------
    Total current liabilities..................................  1,494   1,746
Long-term debt, net of current maturities......................  1,379   1,320
                                                                ------  ------
Total liabilities..............................................  2,873   3,066
                                                                ------  ------
Owners' equity:
  Common stock, 17,500 shares authorized without par value,
   2,000 shares issued and 1,970 outstanding with 30 held in
   treasury....................................................    310     310
  Additional paid-in capital...................................    172     172
  Retained earnings and partners' capital......................  3,738   3,738
                                                                ------  ------
                                                                 4,220   4,220
  Less--treasury stock, at cost................................    (20)    (20)
                                                                ------  ------
    Total owners' equity.......................................  4,200   4,200
                                                                ------  ------
Total liabilities and owners' equity........................... $7,073  $7,266
                                                                ======  ======

                See accompanying notes to financial statements.

               CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

              COMBINED STATEMENT OF OPERATIONS AND OWNERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                1995     1996
                                                               -------  -------
Total net revenue............................................. $17,993  $19,368
                                                               -------  -------
Expenses:
  Facility operating..........................................  14,100   14,313
  General and administrative..................................   2,111    2,250
  Depreciation and amortization...............................     323      322
                                                               -------  -------
    Total expenses............................................  16,534   16,885
                                                               -------  -------
Income from operations........................................   1,459    2,483
Other:
  Interest expense, net.......................................     109       92
                                                               -------  -------
Income before income taxes....................................   1,350    2,391
Income taxes..................................................     --       241
                                                               -------  -------
Net income....................................................   1,350    2,150
Owners' equity--beginning of year.............................   4,300    4,200
Less--distributions to owners.................................  (1,450)  (2,150)
                                                               -------  -------
Owners' equity--end of year................................... $ 4,200  $ 4,200
                                                               =======  =======

                See accompanying notes to financial statements.

               CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                        COMBINED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                               1995     1996
                                                               ----     ----
Cash flows from operating activities:
  Net income................................................. $ 1,350  $ 2,150
  Adjustments to reconcile net income to net cash provided by operations:
    Depreciation and amortization............................     323      322
    Provisions for losses on accounts receivable.............      47      116
  Changes in assets and liabilities:
    Accounts receivable......................................    (210)      69
    Prepaid expenses and other...............................     (13)     (52)
    Accounts payable and accrued liabilities.................     (62)     185
    Income taxes payable.....................................     --       241
                                                              -------  -------
Net cash provided by operating activities....................   1,435    3,031
                                                              -------  -------
Cash flows from investing activities:
  Proceeds from sale of property and equipment...............       8      --
  Purchases of property and equipment........................     (94)     (68)
                                                              -------  -------
Net cash used by investing activities........................     (86)     (68)
                                                              -------  -------
Cash flows from financing activities:
  Repayment of debt..........................................     (55)     (59)
  Distributions to owners....................................  (1,450)  (2,150)
  Repayment of related party debt............................    (192)    (173)
                                                              -------  -------
Net cash used by financing activities........................  (1,697)  (2,382)
                                                              -------  -------
Net increase (decrease) in cash..............................    (348)     581
Cash at beginning of year....................................   1,374    1,026
                                                              -------  -------
Cash at end of year.......................................... $ 1,026  $ 1,607
                                                              =======  =======
Supplementary disclosure:
  Interest paid.............................................. $   121  $   118
                                                              =======  =======

                See accompanying notes to financial statements.

              CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                          DECEMBER 31, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)

  The financial statements presented are the combined financial statements of Cushman Management Associates, Inc. (the management company), Cedar Glen Nursing Home, Danvers Twin Oaks Nursing Home, Inc., Saugus Nursing Home, Inc., d/b/a Louise Caroline Rehabilitation and Nursing Center, and Evtan Nursing Home, Inc., d/b/a Maplewood Manor Nursing Home, (collectively, the "Companies"). The majority stockholders of Cushman Management Associates, Inc. own a majority interest in the above nursing homes. Cushman Management Associates, Inc. is a Subchapter S Corporation and operates a management company in Topsfield, Massachusetts. Cushman Management Associates, Inc. provides various services to nursing homes including administration, bookkeeping, and other patient related services. Danvers Twin Oaks Nursing Home, Inc.; Saugus Nursing Home, Inc., and Evtan Nursing Home, Inc. are Subchapter S Corporations and operate nursing homes of 101, 80 and 120 beds, respectively. Cedar Glen Nursing Home is a limited partnership and operates a 100-bed nursing home.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A summary of the Companies' significant accounting policies follows:

    a) BASIS ON COMBINATION: The combined financial statements include all the accounts of the above-named entities. All significant intercompany balances and transactions have been eliminated.

    b) PATIENT SERVICE REVENUE: Private patient service revenue is reported at the estimated net realizable amounts. Third-party payor revenues are recorded as indicated in Note 2.

    c) PROPERTY AND EQUIPMENT: Property and equipment are recorded at cost. Depreciation of building and improvements is calculated using the straight-line and accelerated methods over the estimated useful lives that range from five to forty years. Depreciation of equipment and motor vehicles is calculated using the straight-line and accelerated methods over the estimated useful lives that range from three to ten years. Depreciation charged to operations amounted to $309 and $310 for 1995 and 1996, respectively.

    d) CASH AND CASH EQUIVALENTS: The Companies consider all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

    e) INCOME TAXES: Cushman Management Associates, Inc.; Danvers Twin Oaks Nursing Home, Inc.; Saugus Nursing Home, Inc.; and Evtan Nursing Home, Inc.; have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Companies do not pay federal income taxes on their taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the Companies' taxable income.

    As a result of an audit by the Massachusetts Department of Revenue in 1996, the Companies are considered to be engaged in a unitary business and have exceeded certain gross income limitations for state income tax purposes. Consequently, the Companies are liable for state corporate income taxes on its taxable income and were assessed additional state income taxes for the years 1993 through 1995 which have been recorded in 1996.

    No income taxes are payable by or provided for Cedar Glen Nursing Home, a Limited Partnership. Partners are liable for individual federal and state income taxes on their respective share of the Partnership's taxable income.

    f) INTANGIBLE ASSETS: Intangible assets are stated on the basis of cost and are amortized on a straight-line basis, over the estimated future periods to be benefited, ranging from 3 to 5 years. Amortization charged to operations amounted to $14 and $12 for 1995 and 1996, respectively.

    g) ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the reporting period. Actual costs could differ from those estimates.

              CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                          DECEMBER 31, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    h) PROMOTIONAL ADVERTISING: Promotional advertising costs are expensed as incurred. Promotional advertising costs charged to operations amounted to $104 and $72 for 1995 and 1996, respectively.

NOTE 2--PATIENT SERVICE REVENUES FROM THIRD PARTY PAYORS

SUMMARY OF THE PAYMENT ARRANGEMENTS WITH THIRD PARTY PAYORS

  MEDICAID--PROSPECTIVE RATE SYSTEM--The Companies receive reimbursement from the Commonwealth of Massachusetts under the prospective rate of payment system for the care and services rendered to publicly-aided patients in long-term care facilities pursuant to regulations promulgated by the Division of Health Care Finance and Policy (the Division). Under the regulations, the current year rates are calculated utilizing base year costs adjusted for inflation. The base year costs are subject to audit which could result in a retroactive rate adjustment for the current year.

  As a result of the audit of prior years' cost reports by the Division, the Companies have received amended prospective rates for the years 1991 and 1992. The amended rates resulted in a retroactive adjustment due the Companies of $133 and $150 for 1991 and 1992, respectively. These settlements have been received in 1996 and such settlements have been reflected under the caption "Total Net Revenue" on Exhibit B to the extent not previously reflected.

  Management estimates that the Companies have underspent the OBRA component of the prospective rate during 1991, 1992 and 1993, resulting in a retroactive adjustment due the Commonwealth of $15, $11 and $14 for 1991, 1992 and 1993, respectively. These retroactive adjustments have been settled in 1996 and such settlements have been reflected under the caption "Total Net Revenue" on Exhibit B to the extent not previously recorded.

  MEDICARE--The Companies receive reimbursement for patient care under the federally sponsored Medicare program through an insurance intermediary. During the year, an interim rate is assigned based upon the cost experience of a prior year modified by its current regulations, and the facilities are paid at this rate during the year. A cost report is filed with, and audited by, the insurance intermediary. A final rate which may be subject to cost limitations is then established and final settlement of the difference is called for under the regulations.

  Final settlements have been received through 1994 and such settlements have been included in the caption "Total Net Revenue" on Exhibit B, to the extent that they had not been reflected in prior years.

  In as much as the final settlement rates for 1995 and 1996 cannot be determined with sufficient accuracy for proper recording in these financial statements, the income for these years has been recorded at the interim rate of payment. The actual amounts will be accrued in the year of settlement.

NOTE 3--ACCOUNTS RECEIVABLE

                                                                  BALANCE AT
                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1995    1996
                                                                 ------  ------
Private patients................................................ $  133  $  103
Prepaid room and board..........................................    (12)    (11)
Medicare patients...............................................    304     334
Publicly aided patients.........................................  1,834   1,648
Managed facilities..............................................     34       5
Allowance for uncollectibles....................................   (104)    (75)
                                                                 ------  ------
Accounts receivable, net........................................ $2,189  $2,004
                                                                 ======  ======

  Bad debts expense charged to operations amounted to $47 and $116 for 1995 and 1996, respectively.

              CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                          DECEMBER 31, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)

NOTE 4--RELATED PARTY TRANSACTIONS

  The Companies have entered into the following transactions with related parties:

    (a) MANAGEMENT FEES--Danvers Twin Oaks Nursing Home, Inc. recorded management fees of $47 to an officer and stockholder of Cushman Management Associates, Inc. for 1996.

    (b) Related party loans which have no fixed repayment terms, are as follows:

                                                                BALANCE AT
                                                               DECEMBER 31,
                                                           --------------------
                                                            INTEREST
                                                              RATE    1995 1996
                                                           ---------- ---- ----
Due from related parties:
                                                            Federal
Officers and stockholders................................. Funds Rate $108 $124
                                                                      ---- ----
Due to related parties:
  Officers and stockholders...............................     9%      141   88
  Partners................................................     9%       81   27
  Other related parties...................................     9%       95   44
                                                                      ---- ----
    Total due to related parties..........................             317  159
                                                                      ---- ----
Net due to related parties................................            $209 $ 35
                                                                      ==== ====

  Net interest expense incurred on the above related party loans amounted to $36 and $21 for 1995 and 1996, respectively.

NOTE 5--PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are comprised of the following at December 31, 1995 and 1996:

                                                                1995     1996
                                                               -------  -------
Land.......................................................... $   195  $   195
Building and improvements.....................................   5,490    5,528
Equipment.....................................................   2,658    2,688
Motor vehicles................................................      39       39
Construction in process.......................................       5        5
                                                               -------  -------
                                                                 8,387    8,455
Less: Accumulated Depreciation................................  (4,655)  (4,965)
                                                               -------  -------
Property, plant and equipment, net............................ $ 3,732  $ 3,490
                                                               =======  =======

  The Companies have incurred and capitalized $5 of engineering costs related to the replacement of two HVAC systems. As of December 31, 1996, no date has been set for the start of the work on the HVAC systems.

              CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                          DECEMBER 31, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)
NOTE 6--LONG-TERM DEBT

  The Companies are obligated under long-term debt at December 31, 1995 and 1996 as follows:

                                                                   1995   1996
                                                                  ------ ------
9% first mortgage to Salem Five, secured by real estate and
 guaranteed by a majority of the shareholders, payable in
 monthly payments of $8, including interest with a balloon
 payment of all unpaid principal and interest due on October 8,
 1999...........................................................  $  811 $  791
9% 3-year mortgage to Salem Five, due November 17, 1999, secured by real estate and guaranteed by a majority of the
 shareholders, payable in monthly installments of $6 including
 interest with a balloon payment due November 17, 1999..........     387    352
9% 25-year first mortgage to Ipswich Savings Bank, due October
 1, 2017, secured by land and buildings of Cushman Management
 Associates, Inc., payable in monthly installments of $2
 including interest.............................................     242    238
                                                                  ------ ------
Total...........................................................   1,440  1,381
Current maturities..............................................      61     61
                                                                  ------ ------
Long-term debt, net.............................................  $1,379 $1,320
                                                                  ====== ======

  Interest incurred on the above long-term debt amounted to $121 and $119 for 1995 and 1996, respectively.

  Following are maturities of long-term debt for each of the next five years:

                                                                          AMOUNT
                                                                          ------
1997..................................................................... $  61
1998.....................................................................    69
1999..................................................................... 1,027
2000.....................................................................     5
2001.....................................................................     6

NOTE 7--CONCENTRATION OF CREDIT RISK

  Financial instruments that potentially subject the Companies to concentrations of credit risk consist principally of the following:

    a.) CASH: The Companies maintain cash balances in several federally insured financial institutions in the same geographic area. The cash exceeding federally insured limits totaled $995 at December 31, 1996. There may be times during the year when uninsured cash is significantly higher.

    b.) ACCOUNTS RECEIVABLE: The Companies extend unsecured credit to their private patients and patients covered under third-party payor arrangements. Accounts receivable from private patients and third-party payors totaled $2,015 at December 31, 1996. See Note (2) and Note (3) for details of third-party payor arrangements and receivable balances, respectively.

    c.) DUE FROM RELATED PARTIES: The Companies extend unsecured credit to their affiliates and owners. The balance due from related parties totaled $124 at December 31, 1996. See Note (4) for further details.

NOTE 8--COMMITMENTS AND CONTINGENCIES

  a) Pursuant to the Commonwealth of Massachusetts Medical Assistance Program regulations, the Companies are members of a group of related nursing homes (the Group) which are considered to be under common ownership. Consequently, all members of the Group are contingently liable for the recoupments of liabilities of other members of the Group.

              CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                          DECEMBER 31, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)

NOTE 8--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

  b) A significant portion of the Companies' revenues are derived from services reimbursable under the Medicaid program, (See Note 2). The base year costs utilized in calculating the Medicaid prospective rates are subject to audit which could result in a retroactive rate adjustment for all years in which that base year's costs are utilized in calculating the prospective rate. It is not possible at this time to determine whether the Companies will be audited or if a retroactive rate adjustment would result.

  c.) A portion of the Companies' revenues are derived from services under the Medicare program, (see Note 2). Under this program all cost report years are subject to audit which could result in a retroactive rate adjustment. It is not possible at this time to determine whether the Companies will be audited or if a retroactive rate adjustment will result.

  If the Companies' Medicare Fiscal Intermediary were to issue prudent buyer adjustments for 1996 using the same methodology as applied to 1995, as detailed in Note 9 (b), this would result in a payable to the Medicare program of approximately $280. The Companies would vigorously contest any adjustments made by the fiscal intermediary. In addition, the Companies contract with outside suppliers of therapy services provides for indemnification to the Companies in the event that Medicare limits reimbursement to less then cost. Consequently, no provision has been made to the accompanying financial statements.

NOTE 9--SUBSEQUENT EVENTS

  a.) SALE OF THE NURSING HOMES: In August 1997, the Companies sold their nursing home property, equipment and operating licenses for $16,450 resulting in a gain of 11,447. The nursing home companies retained all assets, other than property and equipment, and all liabilities. In addition, the Management Company sold for $100 its contracts with outside nursing facilities.

  b.) MEDICARE SETTLEMENTS: In 1997, the Companies' Medicare Fiscal Intermediary issued settlements for 1995, which include a limitation of the ancillary therapy services to less than cost. These settlements result in a payable to the Medicare program of approximately $130. The Companies strongly disagree with these settlements and will vigorously contest these settlements through the appeal process.

  The Companies contract with outside suppliers of therapy services provides for indemnification to the Companies in the event that Medicare limits reimbursement to less than the providers cost, consequently, no provision has been made in the accompanying financial statement for this retroactive adjustment.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Canterbury Care Center, Inc. and Related Companies

  We have audited the accompanying combined balance sheets of Canterbury Care Center, Inc. and Related Companies (all Ohio corporations) as of December 31, 1995 and 1996, and the related combined statements of operations and accumulated deficit, and cash flows for the years then ended. These combined financial statements are the responsibility of management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Canterbury Care Center, Inc. and Related Companies at December 31, 1995 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/S/ Cummins, Krasik & Hohl Co.

Columbus, Ohio
February 13, 1997

               CANTERBURY CARE CENTER, INC. AND RELATED COMPANIES

                            COMBINED BALANCE SHEETS

                                  DECEMBER 31,

                                                            1995        1996
                                                         ----------- -----------
                        ASSETS
CURRENT ASSETS
  Assets whose use is limited (note C).................  $   147,499 $   153,989
  Accounts receivable, less allowance for doubtful
   accounts
   (notes B2 and B3)...................................    1,137,395   1,180,625
  Cost settlements (note I)............................       21,158     208,371
  Inventories (note B4)................................       13,303      13,303
  Prepaid expenses.....................................       74,888      70,397
                                                         ----------- -----------
    Total current assets...............................    1,394,243   1,626,685
                                                         ----------- -----------
PROPERTY AND EQUIPMENT, net of accumulated depreciation
 and amortization (notes B5, D, F, and G)..............   12,696,087  12,279,304
OTHER ASSETS
  Related-party receivable (note H)....................          --       78,661
  Deferred costs, less accumulated amortization of
   $168,999 in 1995 and $286,290 in 1996 (note B6).....      417,327     300,036
  Deposits.............................................        3,115       3,115
                                                         ----------- -----------
                                                             420,442     381,812
                                                         ----------- -----------
                                                         $14,510,772 $14,287,801
                                                         =========== ===========


            See accompanying notes and independent auditors' report.

               CANTERBURY CARE CENTER, INC. AND RELATED COMPANIES
                            COMBINED BALANCE SHEETS

                                  DECEMBER 31,

                                                         1995         1996
                                                      -----------  -----------
        LIABILITIES AND STOCKHOLDERS' DEFICIT
Note payable--bank (note F).......................... $ 4,678,426  $ 2,145,466
Current portion of long-term debt....................     415,000      415,000
Cash overdraft (notes B1 and G)......................   1,774,669      118,411
Accounts payable
  Trade..............................................     231,987      238,993
  Other (note K).....................................     531,853      531,853
Accrued liabilities (note E).........................     990,858      948,503
Resident deposits (note C)...........................      30,334       34,894
Note payable--shareholder (note H)...................      42,923          --
Unearned rentals.....................................       8,564       83,733
                                                      -----------  -----------
    Total current liabilities........................   8,704,614    4,516,853
                                                      -----------  -----------
LONG-TERM OBLIGATIONS--net of current portion
Related-party advances (note H)......................     963,581    3,763,581
Related-party loan (note H)..........................         --     1,200,000
Long-term debt (note G)..............................   5,134,819    4,719,800
Resident security deposits...........................      92,868       97,891
                                                      -----------  -----------
                                                        6,191,268    9,781,272
                                                      -----------  -----------
CONTINGENCIES (notes I and K)........................         --           --
DEFICIT IN STOCKHOLDERS' EQUITY
  Common stock, authorized, 2,250 shares without par
   value; issued and outstanding, 300 shares.........       1,500        1,500
  Additional paid-in capital.........................     528,290      528,290
  Accumulated deficit................................    (914,900)    (540,114)
                                                      -----------  -----------
                                                         (385,110)     (10,324)
                                                      -----------  -----------
                                                      $14,510,772  $14,287,801
                                                      ===========  ===========


            See accompanying notes and independent auditors' report.

               CANTERBURY CARE CENTER, INC. AND RELATED COMPANIES

           COMBINED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                        FOR THE YEARS ENDED DECEMBER 31,

                                                          1995         1996
                                                       -----------  -----------
REVENUES (notes B2 and I)
 Resident services (including ancillaries)............
  Private............................................. $ 1,083,014  $ 1,370,475
  Medicaid............................................   4,398,685    6,346,204
  Medicare............................................   3,534,951    4,147,267
  Assisted living.....................................   1,664,044    2,859,949
  Veterans............................................      26,447       60,856
  Hospice.............................................       2,190       99,864
 Rentals..............................................
  Commercial..........................................     101,565       90,392
  Other services......................................      70,112       85,795
                                                       -----------  -----------
                                                        10,881,008   15,060,802
 Provision for contractual adjustments................  (1,963,054)  (2,319,988)
                                                       -----------  -----------
                                                         8,917,954   12,740,814
                                                       -----------  -----------
COSTS AND EXPENSES
 Routine services
  Nursing and habilitation............................   4,011,176    5,605,053
  Resident services...................................     581,052      877,698
  Dietary.............................................   1,035,811    1,414,273
  Property and bed taxes..............................     158,582      172,503
  Utilities...........................................     343,463      380,477
 General and administrative...........................   1,881,814    2,418,086
 Depreciation and amortization (notes B5 and B6)......     678,190      677,574
 Interest.............................................     957,901      862,739
                                                       -----------  -----------
                                                         9,647,989   12,408,403
                                                       -----------  -----------
    (Loss) earnings from operations...................    (730,035)     332,411
NON-OPERATING REVENUES................................      32,132       42,375
                                                       -----------  -----------
    NET (LOSS) EARNINGS...............................    (697,903)     374,786
ACCUMULATED DEFICIT
  Beginning of year...................................    (216,997)    (914,900)
                                                       -----------  -----------
  End of year......................................... $  (914,900) $  (540,114)
                                                       ===========  ===========

            See accompanying notes and independent auditors' report.

               CANTERBURY CARE CENTER, INC. AND RELATED COMPANIES

                       COMBINED STATEMENTS OF CASH FLOWS

                        FOR THE YEARS ENDED DECEMBER 31,

                                                         1995         1996
                                                      -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Cash received from:
 Residents and third-party payors.................... $ 6,373,809  $ 9,736,885
 Rentals.............................................   1,702,540    2,762,860
 Other...............................................     102,244      125,903
                                                      -----------  -----------
                                                        8,178,593   12,625,648
 Cash paid for:
 Salaries............................................   2,916,108    5,324,584
 Payroll taxes and fringe benefits...................     665,018      984,344
 Property and income taxes...........................      44,073      197,230
 Interest expense....................................     989,501      824,278
 Operating expenses..................................   4,075,998    4,501,384
                                                      -----------  -----------
                                                        8,690,698   11,831,820
                                                      -----------  -----------
 Net cash (used) provided by operating activities....    (512,105)     793,828
                                                      -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
 Property and equipment additions....................    (253,485)    (143,498)
 Assets whose use is limited.........................         --        (3,170)
                                                      -----------  -----------
 Net cash used by investing activities...............    (253,485)    (146,668)
                                                      -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
 Repayment of note payable--bank.....................    (231,111)  (2,532,960)
 Repayment of long-term debt.........................    (391,521)    (415,019)
 Repayment of related-party loan.....................         --       (42,923)
 Proceeds from related-party loan....................       8,093    4,000,000
                                                      -----------  -----------
 Net cash (used) provided by financing activities....    (614,539)   1,009,098
                                                      -----------  -----------
   (DECREASE) INCREASE IN CASH.......................  (1,380,129)   1,656,258
CASH OVERDRAFT
 Beginning of year...................................    (394,540)  (1,774,669)
                                                      -----------  -----------
 End of year......................................... $(1,774,669) $  (118,411)
                                                      ===========  ===========
RECONCILIATION OF NET (LOSS) EARNINGS TO NET CASH
 (USED) PROVIDED BY OPERATIONS
 Net (loss) earnings ................................ $  (697,903) $   374,786
 Adjustments to reconcile net (loss) earnings to net
  cash (used) provided by operating activities
 Depreciation and amortization.......................     678,190      677,574
 (Increase) decrease in operating assets
  Assets whose use is limited........................     (51,572)      (2,979)
  Accounts receivable................................    (765,573)     (43,230)
  Cost settlements...................................      15,067     (187,213)
  Prepaid expenses...................................     (28,662)       4,150
  Related-party receivable...........................     (10,146)     (78,661)
 Increase (decrease) in operating liabilities
  Accounts payable--trade............................      39,500        7,004
  Accrued liabilities................................     238,844      (42,355)
  Unearned rentals...................................     (20,987)      75,169
  Resident deposits..................................      91,137        9,583
                                                      -----------  -----------
                                                      $  (512,105) $   793,828
                                                      ===========  ===========

            See accompanying notes and independent auditors' report.

              CANTERBURY CARE CENTER, INC. AND RELATED COMPANIES

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

NOTE A--DESCRIPTION OF BUSINESS

  The combined financial statements present the financial position, results of operations, and cash flows of Canterbury Care Center, and Related Companies (the Company). The combined financial statements include the accounts of the following:

1. Canterbury Care Center Inc. (Canterbury), an Ohio S Corporation, acquired in 1993 and began operating a licensed 100-bed nursing facility (NF). Canterbury acquired and began operating 20 additional NF beds in 1995, as well as a 6-bed assisted living unit.

2. GNWT III, Inc., DBA Forest View Nursing Center (Forest View), an Ohio S Corporation, acquired and renovated an existing building in 1993. Operating rights for 100 NF beds were acquired and relocated. Operations began in 1994.

3. GNWT, Inc. II, DBA The Laurelwood (Laurelwood), an Ohio S Corporation, acquired real property in 1992 to develop and operate a 115-unit assisted living facility. The building also contains 5,016 square feet of commercial rental space.

  Canterbury and Forest View provide services to private residents and have provider agreements with the Health Care Financing Administration (HCFA) and the Ohio Department of Human Services (ODHS), to provide care for Medicare and Medicaid residents, respectively.

  All significant intercompany balances and transactions have been eliminated. The financial statements have been prepared on a combined basis since the entities are commonly owned and managed.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

  A summary of the significant accounting policies consistently applied in preparation of the accompanying financial statements follows:

 1. Cash

  For purposes of the statements of cash flows, cash includes all of the Company's checking and savings accounts. Bank accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. Cash balances periodically exceed the insured limit.

 2. Resident Accounts Receivable and Revenues

  Resident accounts receivable and revenues are recorded when services are provided. The Company provides services to certain of its residents under contractual arrangements with the Medicare and Medicaid programs. Amounts paid under these contractual arrangements are subject to review and final determination by the appropriate government authority or its agent. In the opinion of management, adequate provision has been made in the combined financial statements for any adjustments resulting from the respective government authority's review (see note I).

  Contractual adjustments for the Medicare and Medicaid programs are recognized when the related revenues are reported in the financial statements. These contractual adjustments represent the difference between established rates and the amounts estimated to be reimbursable by Medicare and Medicaid.

  Differences between these estimates and amounts subsequently determined are recorded as additions to or deductions from contractual adjustments in the period such determination is made. Accounts receivable are unsecured.

              CANTERBURY CARE CENTER, INC. AND RELATED COMPANIES

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

 3. Allowance for Doubtful Accounts

  Bad debts are provided for on the reserve method based on management's evaluation of accounts receivable at year end. Following is a summary of the allowance for doubtful accounts at December 31,:

                                                                  1995    1996
                                                                 ------- -------
   Canterbury................................................... $40,000 $60,000
   Forest View..................................................  12,000  30,000
   Laurelwood...................................................     --      --
                                                                 ------- -------
                                                                 $52,000 $90,000
                                                                 ======= =======

 4. Inventories

  Inventories are stated at lower of cost (determined by the first-in, first-out method) or market. Inventories consist of nonperishable food and kitchen supplies, nursing supplies, a base stock of linens, and other miscellaneous supplies.

 5. Property and equipment

  Property and equipment is stated at cost. Depreciation is provided for using the straight-line and the double-declining balance methods over the estimated useful lives of the assets as follows:

   Building..........................................................   40 years
   Furniture and equipment........................................... 7-10 years
   Land improvements.................................................   15 years
   Capitalized interest..............................................   28 years
   Motor vehicle.....................................................    3 years

 6. Deferred costs and expenses

  Costs of obtaining long-term financing are deferred and amortized over the term of the related debt on the straight-line method.

 7. Income taxes

  The federal and state taxable income of Canterbury, Forest View, and Laurelwood, all of which are S Corporations, is includable in the shareholders' income tax returns. Accordingly, no provision for income taxes has been reflected in the combined financial statements.

 8. Use of Management's Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from these estimates.

 9. Reclassification

  Certain 1995 amounts have been reclassified to conform to the 1996 presentation.

              CANTERBURY CARE CENTER, INC. AND RELATED COMPANIES

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

NOTE C--ASSETS WHOSE USE IS LIMITED

  Assets whose use is limited consists of cash held in debt service funds established under terms of financing agreements (see note G). Canterbury and Forest View also maintain checking accounts for the purpose of holding patient fund deposits. Canterbury and Forest View are restricted from using this cash for operations. A corresponding liability is recorded in current liabilities.

NOTE D--PROPERTY AND EQUIPMENT

  Following is a summary of property and equipment--at cost, less accumulated depreciation and amortization at December 31:

                                                          1995         1996
                                                       -----------  -----------
   Land and improvements.............................. $   946,813  $   946,813
   Building and improvements..........................  10,949,532   10,961,056
   Capitalized interest...............................     254,381      254,381
   Furniture and equipment............................   1,347,265    1,479,238
   Motor vehicle......................................      15,750       15,750
                                                       -----------  -----------
                                                        13,513,741   13,657,238
   Less: accumulated depreciation and amortization....    (817,654)  (1,377,934)
                                                       -----------  -----------
                                                       $12,696,087  $12,279,304
                                                       ===========  ===========

NOTE E--ACCRUED LIABILITIES

  Following is a summary of accrued liabilities at December 31:

                                                                1995     1996
                                                              -------- --------
   Salaries and wages........................................ $294,432 $355,714
   Management fees (note G)..................................  250,620   46,350
   Payroll taxes and fringes.................................  149,524  189,037
   Property taxes............................................  220,267  199,123
   Other.....................................................   76,015  158,279
                                                              -------- --------
                                                              $990,858 $948,503
                                                              ======== ========

NOTE F--NOTE PAYABLE--BANK

  Note payable--bank consists of a construction note, payable in monthly installments of $15,000, plus interest at 8.70% through December 1997. The note is secured by an Open-End Mortgage, Assignments of Leases and Rents, and a security interest in all assets of Laurelwood and Forest View (see note G).

NOTE G--LONG-TERM DEBT

  Long-term debt consists of the following at December 31:

                                                             1995        1996
                                                          ----------  ----------
   CANTERBURY
     Variable Rate Taxable Demand Notes, Series 1993..... $3,030,019  $2,795,000
   FOREST VIEW
     Variable Rate Taxable Demand Notes, Series 1994.....  2,519,800   2,339,800
                                                          ----------  ----------
                                                           5,549,819   5,134,800
   Less: current portion.................................   (415,000)   (415,000)
                                                          ----------  ----------
                                                          $5,134,819  $4,719,800
                                                          ==========  ==========

              CANTERBURY CARE CENTER, INC. AND RELATED COMPANIES

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

  Following are the principal maturities of long-term debt at December 31, 1996:

      1997........................................................... $  415,000
      1998...........................................................    415,000
      1999...........................................................    415,000
      2000...........................................................    415,000
      2001...........................................................    415,000
      Thereafter.....................................................  3,059,800
                                                                      ----------
                                                                      $5,134,800
                                                                      ==========

  The Variable Rate Taxable Demand Notes, Series 1993 (the Canterbury notes) and the Variable Rate Taxable Demand Notes, Series 1994 (the Forest View notes) are secured by irrevocable letters-of-credit from a bank. To obtain the letters-of-credit, Canterbury and Forest View each granted the bank Open-End Mortgages, Assignments of Leases and Rents, and security interests in their personal property. In addition, Centurion Management Group, Inc. pledged its accounts receivable and equipment. The shareholders of Canterbury and Forest View are personal guarantors of the letters-of-credit and have pledged their stock as additional collateral.

  The notes are subject to annual redemptions pursuant to mandatory sinking fund provisions. In addition, the notes are subject to early redemption at the option of Canterbury or Forest View. Certain of the early redemption options require payment of redemption premiums over and above the face values of the notes.

  The Canterbury and Forest View letters-of-credit expire on September 30, 1998, and November 30, 1999, respectively. The notes are subject to mandatory redemption, at face value, if an extension or alternative letters-of-credit are not in place at that time.

  The notes bear interest initially at a variable rate based on the fair market value of similar issues as determined by the remarketing agent. The notes can be converted to a fixed rate at the option of Canterbury or Forest View. The interest rates on the Canterbury notes were 6.10% and 6.03%, and on the Forest View notes were 6.10% and 6.00%, at December 31, 1995 and 1996, respectively. Additionally, Canterbury and Forest View pay the bank annual line-of-credit fees in the amount of 1.5% and 1.25%, respectively.

  The letter-of-credit agreements relating to these notes contain various covenants pertaining to tangible net worth, cash flow coverage, and fixed charge coverage ratios. Canterbury and Forest View were in compliance with these covenants at December 31, 1996.

              CANTERBURY CARE CENTER, INC. AND RELATED COMPANIES

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

NOTE H--RELATED-PARTY TRANSACTIONS

  The following summarizes related-party transactions as of December 31, 1995 and 1996:

  1. Certain of the Company's operating cash accounts are combined with the cash of other related companies in a cash concentration account. The purpose of the concentration account is to invest the combined excess cash in overnight repurchase agreements with a bank. Following is a summary of the reconciled balances (overdrafts) of the participating companies and in total at December 31,:

                                                           1995        1996
                                                         ---------  -----------
     GNWT, Inc., DBA Wood Glen Care Center.............. $ 314,667  $(1,527,164)
     Laurelwood.........................................  (299,450)     168,097
     Forest View........................................  (761,984)     484,625
     Centurion Management Group, Inc....................  (297,583)     269,723
     Health Care Strategies, Inc., DBA The Riverside....   818,896    2,044,228
     Nursing Professionals, Inc.........................   316,588      369,222
     GAN Enterprises....................................  (209,387)    (264,349)
     Centurion Medical Supplies, Inc....................   196,762      199,655
     Canterbury.........................................  (755,119)    (822,911)
     Four Winds.........................................       --       140,513
     GNWT Enterprises...................................       --           (91)
     The Colonnades.....................................       --    (1,104,306)
                                                         ---------  -----------
                                                         $(676,610) $   (42,758)
                                                         =========  ===========

    The participating companies receive or pay interest on their share of the concentration account balance. Canterbury, Forest View, and Laurelwood have other cash accounts as follows at December 31,:

                                                                  1995    1996
                                                                 ------- -------
     Canterbury................................................. $ 1,591 $11,000
     Forest View................................................  39,393  40,278
     Laurelwood.................................................     900     500
                                                                 ------- -------
                                                                 $41,884 $51,778
                                                                 ======= =======

    The combined balance sheets reflect the totals of the concentration account and other cash account balances.

  2. The Company is managed by Centurion Management Group (Centurion). The principal shareholder of the Company is the principal shareholder of Centurion. Management fees were $448,009 and $643,024, for 1995 and 1996, respectively.

  3. The Company leases employees from Nursing Professionals, Inc. (NPI). The principal shareholder of the Company owns NPI. There is no intercompany or related-party profit as a result of this arrangement. Total leased employee expense for 1995 and 1996, was $1,471,689 and $2,033,127, respectively.

  4. Canterbury purchases enteral and urological supplies from Centurion Medical Supplies, Inc. (CMS), which is wholly-owned by the Company's principal shareholder. Enteral and urological supplies purchased from CMS for 1995 and 1996, were $4,256 and $0, respectively. At December 31, 1996, Canterbury had a long-term receivable from CMS of $78,661.

              CANTERBURY CARE CENTER, INC. AND RELATED COMPANIES

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

  5. Note payable--shareholder represents the cost incurred personally by one of the shareholders to obtain the operating rights for Forest View. The note was repaid in 1996. The note had no stated interest rate and none was paid and charged to operations.

  6. Related-party advances totaling $963,581 and $3,763,581, at December 31, 1995 and 1996, respectively, represent amounts advanced by GNWT, Inc., DBA Wood Glen Nursing Center (Wood Glen) to Forest View and Laurelwood. These advances are related to the cost of financing and constructing each of the facilities plus ongoing working capital needs. These advances have no repayment terms and management does not anticipate any repayment within the next year. When repayment begins, Laurelwood will pay interest at 8.7%.

  7. Wood Glen also loaned Forest View $1,200,000 in 1996 to be used to fund operating activities. Terms of the loan included monthly payments of interest only at 8.7%. No principal payments were made in 1996 and none are anticipated within the next year.

NOTE I--THIRD-PARTY REIMBURSEMENT

1.Medicare

  Under the Medicare program, Canterbury and Forest View (beginning in 1994) are entitled to reimbursement which approximates the lower of cost (as defined by the program) or charges for caring for its Medicare residents.

  Following is a summary by year of Canterbury's and Forest View's Medicare reimbursement settlement status:

  a.1993

    Canterbury received a 1993 Notice of Provider Reimbursement (NPR) and corresponding audit report from the fiscal intermediary (FI) in 1995. The NPR reflected a final settlement amount due to the Medicare program of $7,103 which the FI recovered in 1995. Management contested the final settlement amount and recorded $7,103 as a cost settlement receivable at December 31, 1995. During 1996, management was precluded from pursuing this issue by Medicare rules. The $7,103 is included in the 1996 provision for contractual adjustments.

  b.1994

    Canterbury's 1994 Medicare Cost Report reflected a balance due from the program of $38,901. A tentative settlement of $33,000 was received in 1995. Management estimated an additional $1,000 was due from the program and was recorded as a cost settlement receivable at December 31, 1995. The tentative settlement plus the estimated receivable (totaling $34,000) was included in the 1995 provision for contractual adjustments. During 1996, the FI issued a 1995 NPR with a final settlement amount of $2,754 due to the Medicare program. The total settlement impact of $3,754 is included in the 1996 provision for contractual adjustments.

    Forest View filed a 1994 Medicare Cost Report during 1995. There was no material amount due to or from the program.

  c.1995

      For Canterbury, management estimated that $5,900 was due from the program and was recorded as a cost settlement receivable at December 31, 1995. During 1996, the FI issued a 1995 NPR which

              CANTERBURY CARE CENTER, INC. AND RELATED COMPANIES

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996 indicated a final settlement amount of $15,894 due to the program. Management filed a Routine Cost Limitation (RCL) Exception Request in 1996. Management anticipates approval of the RCL Exception Request in 1997, and estimates that $76,825 is due from the program. A cost settlement receivable of $60,931, the net of the $15,894 due to the program, and the $76,825 due from the program is recorded at December 31, 1996, and included in the 1996 provision for contractual adjustments.

    For Forest View, management estimated that $7,482 was due from the program at December 31, 1995, and was recorded as a cost settlement receivable and included in the 1995 provision for contractual adjustments. Before the cost report was filed, Forest View received payments for 1995 Medicare days at a higher per diem rate which reduced the cost settlement to zero. Forest View filed a 1995 Medicare Cost Report which reflected an amount due to the Medicare program of $39,426. This amount was repaid during 1996 and is included in the 1996 provision for contractual adjustments. Management estimates no material amount due to or from the Medicare program at final settlement for this period.

  d.1996

    Canterbury will file a 1996 Medicare Cost Report in 1997. Management anticipates filing an RCL Exception Request in 1997, and estimates that the Medicare program owes Canterbury $138,461. This amount is recorded as a cost settlement receivable at December 31, 1996, and is included in the 1996 provision for contractual adjustments.

    Forest View will file a 1996 Medicare Cost Report in 1997. Management estimates that $34,049 is due from the Medicare program. This amount is recorded as a cost settlement receivable at December 31, 1996, and is included in the 1996 provision for contractual adjustments.

  The FI has the opportunity to audit the 1996 cost report and propose adjustments to the amount of reimbursable cost. Management believes that there will not be a significant impact on the financial statements as a result of the intermediary's audit of the 1996 Medicare Cost Reports.

2.Medicaid

  Since July 1, 1993, Medicaid payments are calculated and paid under a prospective reimbursement system. Payment rates are based on actual cost limited by certain ceilings, adjusted by a resident acuity factor, and updated for inflation. While interim rates are subject to reconsideration and appeal, once this process is completed, they are not subject to subsequent retroactive adjustment. The direct care portion of the rate can be adjusted prospectively for changes in acuity. Accordingly, there are no cost settlements for rate adjustments under this system.

  a.Fiscal Year 1994

    In 1996, The Ohio Department of Human Services (ODHS) issued a fiscal year 1994 (FY94) Rate Recalculation final settlement for Canterbury which reflected no amount due to or from the Medicaid program. Management executed a waiver and this period was adjudicated by the ODHS.

  b.Fiscal Year 1995

    In 1996, the ODHS issued a fiscal year 1995 (FY95) Rate Recalculation final settlement for Canterbury which reflected no amount due to or from the Medicaid program. Management executed a waiver and this period was adjudicated by the ODHS.

              CANTERBURY CARE CENTER, INC. AND RELATED COMPANIES

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

    Forest View began participating in the Ohio Medicaid program in December 1994. Payments covering this date through June 30, 1995, were used in the final settlement rate calculation issued in December 1996. The final settlement reflected no amount due to or from the Medicaid program. Management executed a waiver and this period was adjudicated by the ODHS.

  c.Fiscal Year 1996

    In 1996, the ODHS paid Forest View for an individual who was no longer a resident at the facility. At December 31, 1996, Forest View recorded a liability to the ODHS of $25,070.

Following is a summary of the net cost settlement receivables at December 31,:

                                                          RECEIVABLE (PAYABLE)
                                                          ---------------------
                                                              1995        1996
                                                          ---------- ----------
     Medicare............................................
       1993.............................................. $   7,103  $      --
       1994..............................................     1,000         --
       1995..............................................    13,382      60,931
       1996..............................................       --      172,510
                                                          ---------  ----------
         Total Medicare..................................    21,485     233,441
     Medicaid
       FY97..............................................       --      (25,070)
       Prior 1995........................................      (327)        --
                                                          ---------  ----------
         Total Medicaid..................................      (327)    (25,070)
                                                          ---------  ----------
         Total cost settlements.......................... $  21,158  $  208,371
                                                          =========  ==========

NOTE J--RETIREMENT PLAN

  The Company sponsors a defined contribution pension plan under Section 401(k) of the Internal Revenue Code. The plan covers all employees who meet certain eligibility requirements. Matching contributions are established each year and are allocated based on employee contributions. During 1995 and 1996, contributions of $6,000 and $23,841 respectively, were charged to operations.

NOTE K--LOSS CONTINGENCY

  Laurelwood filed a lawsuit against Wilcon Corporation (Wilcon) and certain of its principals in connection with construction of the facility. The suit alleges breach of contract and various other torts and seeks damages in excess of $1,000,000.

  Wilcon has countersued and is seeking $1,000,000 in compensatory damages and a claim for punitive damages. Laurelwood has withheld payment of certain construction draws pending outcome of the litigation. In addition, the bank has postponed conversion of the construction financing to a permanent note until the litigation is resolved. The amount recorded is management's estimate of the amount due Wilcon.

NOTE L--EVENT SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT AUDITORS

  On August 1, 1997, the Company's assets were sold to an unrelated entity. There was no loss incurred on these sales.

                                   SCHEDULE I

                                CERTAIN OFFICERS

NAME OF OFFICER                                       TITLE
---------------                                       -----
Bruce Beardsley.................. Senior Vice President, Acquisitions
Mary Anne Cherundolo............. Senior Vice President, Professional Services
Michael Gomez.................... Senior Vice President, Rehabilitation Services
Robert Ogle...................... Senior Vice President, Managed Care/Marketing
Steven Raso...................... Senior Vice President, Reimbursement
Lisa Vachet-Miller............... Vice President, Marketing
Janice Zdanis.................... Senior Vice President, Human Resources

                                    ANNEX I

                                                                  EXECUTION COPY



================================================================================



                          AGREEMENT AND PLAN OF MERGER



                                 by and between



                              HH ACQUISITION CORP.



                                      and



                       HARBORSIDE HEALTHCARE CORPORATION



                               __________________


                                 April 15, 1998


                               __________________



================================================================================

                                    TABLE OF CONTENTS

                                                                          Page

ARTICLE 1

        THE MERGER..........................................................2
        Section 1.1   The Merger............................................2
        Section 1.2   Closing; Effective Time...............................2
        Section 1.3   Certificate of Incorporation..........................2
        Section 1.4   By-laws...............................................2
        Section 1.5   Directors and Officers................................3

ARTICLE 2

        CONVERSION OF SHARES; STOCKHOLDER APPROVAL..........................3
        Section 2.1   Effect on Capital Stock.  ............................3
        Section 2.2   Common Stock Elections................................5
        Section 2.3   Proration.............................................6
        Section 2.4   Treatment of Options; Directors Retainer
                        Fee Plan............................................8
        Section 2.5   Payment for Common Stock..............................9
        Section 2.6   Stockholders' Meeting; Proxy Statement...............12

ARTICLE 3

        REPRESENTATIONS AND WARRANTIES OF THE COMPANY......................13
        Section 3.1   Organization.........................................13
        Section 3.2   Capitalization.......................................13
        Section 3.3   Subsidiaries.........................................14
        Section 3.4   Authorization; Binding Agreement.....................14
        Section 3.5   Noncontravention.....................................15
        Section 3.6   Governmental Approvals...............................15
        Section 3.7   SEC Filings; Financial Statements....................16
        Section 3.8   Information Supplied.................................17
        Section 3.9   Absence of Certain Changes or Events.................17
        Section 3.10  Finders and Investment Bankers.......................18
        Section 3.11  Voting Requirement...................................18
        Section 3.12  Litigation...........................................18
        Section 3.13  Taxes................................................19
        Section 3.14  Compliance with Laws.................................19
        Section 3.15  Title to Properties..................................21
        Section 3.16  Other Agreements.....................................22
        Section 3.17  Employee Benefit Plans...............................22

                                                                         Page
                                                                         ----

        Section 3.18  Insurance............................................24
        Section 3.19  Environmental Matters................................24
        Section 3.20  Board Recommendation.................................25

ARTICLE 4

        REPRESENTATIONS AND WARRANTIESOF MERGERCO..........................25
        Section 4.1   Organization.........................................25
        Section 4.2   Authorization; Binding Agreement.....................25
        Section 4.3   Noncontravention.....................................26
        Section 4.4   Governmental Approvals...............................26
        Section 4.5   Information Supplied.................................27
        Section 4.6   Financing............................................27
        Section 4.7   Regulatory Approval..................................27
        Section 4.8   Delaware Law.........................................27

ARTICLE 5

        COVENANTS..........................................................27
        Section 5.1   Conduct of Business of the Company...................27
        Section 5.2   Access and Information...............................29
        Section 5.3   No Solicitation......................................30
        Section 5.4   Reasonable Efforts; Additional Actions...............31
        Section 5.5   Notification of Certain Matters......................32
        Section 5.6   Public Announcements.................................32
        Section 5.7   Indemnification and Insurance........................33
        Section 5.8   New York Stock Exchange Delisting....................34
        Section 5.9   Affiliates...........................................34
        Section 5.10  Resignation of Directors.............................34
        Section 5.11  Cooperation With Proposed Financings.................34
        Section 5.12  Stockholder Rights...................................35
        Section 5.13  Minimum Equity of the Surviving Corporation..........35

ARTICLE 6

        CONDITIONS.........................................................35
        Section 6.1   Conditions to Each Party's Obligations...............35
        Section 6.2   Conditions to Obligation of MergerCo to Effect
                        the Merger.........................................36
        Section 6.3   Conditions to Obligation of the Company to
                        Effect the Merger..................................37

                                                                         Page
                                                                         ----
ARTICLE 7

        TERMINATION........................................................38
        Section 7.1   Termination..........................................38
        Section 7.2   Fees and Expenses....................................39
        Section 7.3   Procedure for and Effect of Termination..............39

ARTICLE 8

        MISCELLANEOUS......................................................39
        Section 8.1   Certain Definitions..................................39
        Section 8.2   Amendment and Modification...........................40
        Section 8.3   Waiver of Compliance; Consents.......................41
        Section 8.4   Survival.............................................41
        Section 8.5   Notices..............................................41
        Section 8.6   Assignment...........................................42
        Section 8.7   Expenses.............................................42
        Section 8.8   GOVERNING LAW........................................42
        Section 8.9   Counterparts.........................................42
        Section 8.10  Interpretation.......................................42
        Section 8.11  Entire Agreement.....................................43
        Section 8.12  No Third Party Beneficiaries.........................43
        Section 8.13  Confidentiality Agreement............................43


        SCHEDULE 8.1(b) - List of Facilities

        EXHIBIT A -  Form of Charter
        EXHIBIT B -  Form of Affiliate Letter
        EXHIBIT C -  Master Rights Agreement
        EXHIBIT D -  Third Party Consents
        EXHIBIT E -  List of Executive Officers

                          AGREEMENT AND PLAN OF MERGER



       AGREEMENT AND PLAN OF MERGER, dated as of April 15, 1998, by and between HH ACQUISITION CORP., a Delaware corporation ("MergerCo"), and HARBORSIDE
                                               --------
HEALTHCARE CORPORATION, a Delaware corporation (the "Company").  MergerCo and
                                                     -------
the Company are sometimes collectively referred to herein as the "Constituent
                                                                  -----------
Corporations."
------------

       WHEREAS, the respective Boards of Directors of MergerCo and the Company have approved the merger of MergerCo with and into the Company on the terms and subject to the conditions set forth in this Agreement (the "Merger"), pursuant
                                                            ------
to which each share of Common Stock, par value $.01 per share, of the Company (the "Common Stock") issued and outstanding immediately prior to the Effective
      ------------
Time (as defined in Section 1.2) will be converted into either (A) the right to receive cash or (B) subject to the terms hereof and other than as set forth herein, the right to retain at the election of the holder thereof one share of Common Stock;

       WHEREAS, the Board of Directors of the Company has, in light of and subject to the terms and conditions set forth herein, (i) determined that the consideration to be paid for each share of Common Stock in the Merger is fair to the stockholders of the Company, and the Merger is otherwise in the best interests of the Company and its stockholders and (ii) resolved to approve and adopt this Agreement and the transactions contemplated hereby and to recommend approval and adoption by the stockholders of the Company of this Agreement;

       WHEREAS, MergerCo is unwilling to enter into this Agreement unless, contemporaneously with the execution and delivery of this Agreement, certain stockholders of the Company enter into agreements (the "Stockholders
                                                        ------------
Agreements") providing for certain actions relating to the shares of Common Stock owned by them, and such stockholders have agreed to enter into the Stockholders Agreements;

       WHEREAS, concurrently with the execution of this Agreement, the Company intends to enter into a Non-Compete Agreement with each of Douglas Krupp and George Krupp, which Agreement shall become effective as of the Effective Time;

       WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes; and

       WHEREAS, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

       NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:


                                   ARTICLE 1

                                   THE MERGER

        Section 1.1   The Merger.  Upon the terms and subject to the conditions
                      ----------
of this Agreement, at the Effective Time (as defined in Section 1.2) and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), MergerCo shall be merged with and into the Company, which shall be the
 ----
surviving corporation in the Merger (the "Surviving Corporation").  At the
                                          ---------------------
Effective Time, the separate existence of MergerCo shall cease and the other effects of the Merger shall be as set forth in Section 259 of the DGCL.

        Section 1.2   Closing; Effective Time.  Subject to the provisions of
                      -----------------------
Article 6, the closing of the Merger (the "Closing") shall take place in New
                                           -------
York City at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166, as soon as practicable but in no event later than 10:00 a.m. New York City time on the first business day after the date on which each of the conditions set forth in Article 6 have been satisfied or waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as MergerCo and the Company may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the "Closing Date." At the Closing, MergerCo and the Company
                    ------------
shall cause a certificate of merger (the "Certificate of Merger") to be executed
                                          ---------------------
and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective as of the date and time of such filing, or such other time within 24 hours after such filing as MergerCo and the Company shall agree to be set forth in the Certificate of Merger (the

"Effective Time").
---------------

        Section 1.3   Certificate of Incorporation.  At the Effective Time, and
                      ----------------------------
without any further action on the part of the Company or MergerCo, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended so as to read in its entirety substantially in the form set forth as Exhibit A hereto, and, as so amended, until thereafter further amended as provided therein and under applicable law, it shall be the certificate of incorporation of the Surviving Corporation.

        Section 1.4   By-laws.  The by-laws of MergerCo, as in effect
                      -------
immediately prior to the Effective Time, shall become, from and after the Effective

Time, the by-laws of the Surviving Corporation, until thereafter altered, amended or repealed as provided therein and in accordance with applicable law.

        Section 1.5   Directors and Officers.  The directors of MergerCo and
                      ----------------------
officers of the Company, respectively, immediately prior to the Effective Time shall become, from and after the Effective Time, the directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and shall qualify or their earlier resignation or removal.


                                   ARTICLE 2

                   CONVERSION OF SHARES; STOCKHOLDER APPROVAL

        Section 2.1   Effect on Capital Stock.  As of the Effective Time, by
                      -----------------------
virtue of the Merger and without any action on the part of the holder of any shares of Common Stock or any shares of capital stock of MergerCo:

          (a) Capital Stock of MergerCo.  Each share of capital stock of
              -------------------------
MergerCo issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of the same class of capital stock of the Surviving Corporation (as described in Exhibit A).

          (b) Treasury Stock and MergerCo-Owned Stock.  Each share of Common
              ---------------------------------------
Stock that is owned by the Company or any subsidiary of the Company and each share of Common Stock that is owned by MergerCo or any affiliate of MergerCo shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (c) Conversion (Or Retention) of Common Stock.  Except as otherwise
              -----------------------------------------
provided herein and subject to Sections 2.2 and 2.3, each issued and outstanding share of Common Stock (each, a "Share") shall be converted into the following
                                -----
(the consideration set forth in clauses (i), (ii) and (iii) below being collectively referred to as the "Merger Consideration"):
                                 --------------------

               (i) for each such Share with respect to which an election to retain such Share has been effectively made pursuant to Section 2.2 and not revoked or lost ("Electing Shares"), the right to retain one fully paid and
                       ---------------
     nonassessable Share (a "Non-Cash Election Share");
                             -----------------------

               (ii) for an aggregate of 177,688 Shares held by Stephen L. Guillard, the Chief Executive Officer of the Company, 47,563 Shares held by Damian Dell'Anno, the Chief Operating Officer of the Company, and 400 Shares held by William H. Stephan, the Chief Financial

     Officer of the Company, the right to retain the same number of fully paid and nonassessable Shares (the "Management Rollover Shares"), and for each
                                    --------------------------
     other Share held by such persons and each of the other executive officers of the Company listed on Exhibit E hereto (the "Other Management Shares"),
                                                     -----------------------
     the right to receive from the Company following the Merger the Cash Election Price (defined below); and

               (iii) for each such Share, other than Dissenting Shares (as defined in Section 2.1(d)), Electing Shares, Management Rollover Shares and Other Management Shares, the right to receive in cash, without interest, from the Company following the Merger an amount equal to $25.00 (the "Cash
                                                                           ----
     Election Price").
     --------------

          (d) Dissenting Shares.  Notwithstanding anything in this Agreement to
              -----------------
the contrary, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a stockholder who has properly exercised and perfected appraisal rights under Section 262 of the DGCL (the "Dissenting Shares"), shall not be converted into or exchangeable for
           -----------------
the right to receive the Merger Consideration, but shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if such holder shall have failed to perfect or shall
--------  -------
have effectively withdrawn or lost the right to appraisal and payment under the DGCL, each share of Common Stock of such holder shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration consisting of the Cash Election Price, without any interest thereon, in accordance with Section 2.1(c)(iii), and such shares shall no longer be Dissenting Shares. The Company shall give reasonably prompt notice to MergerCo of any demands received by the Company for appraisal of shares of Common Stock, and MergerCo shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of MergerCo, make any payment with respect to, or settle or offer to settle, any such demands.

          (e) Cancellation and Retirement of Common Stock.  Each Share converted
              -------------------------------------------
into the right to receive the Cash Election Price pursuant to Section 2.1(c) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall, to the extent such certificate represents such Shares, cease to have any rights with respect thereto, except the right to receive the cash applicable thereto, upon surrender of such certificate in accordance with
Section 2.5.

          (f) Denomination of Shares.  Each Share to be retained as part of the
              ----------------------
Merger Consideration shall be denominated as a share of Class A Common Stock as of the Effective Time. As of the Effective Time, each share of Class B

Stock, Class C Stock and Class D Stock of MergerCo issued and outstanding immediately prior to the Effective Time shall be converted into Class B Common Stock, Class C Common Stock and Class D Common Stock, as the case may be, of the Surviving Corporation.

        Section 2.2   Common Stock Elections.
                      ----------------------

          (a) Each person who, on or prior to the Election Date referred to in clause (b) below, is a record holder of Shares will be entitled, with respect to all or any portion of such holder's Shares, to make an unconditional election (a "Non-Cash Election") on or prior to such Election Date to retain such Shares, on
 -----------------
the basis hereinafter set forth below, subject to Section 2.3.

          (b) MergerCo shall prepare and mail a form of election, which form shall be subject to the reasonable approval of the Company (the "Form of
                                                                 -------
Election"), to be mailed by the Company with the Proxy Statement (as defined in
--------
Section 2.6) to the record holders of Shares as of the record date for the Stockholders Meeting (as defined in Section 2.6), which Form of Election shall be used by each record holder of Shares who wishes to elect to retain, subject to the provisions of Section 2.3, any or all Shares held by such holder. The Company will use its reasonable efforts to make the Form of Election and the Proxy Statement available to all persons who become holders of Shares during the period between such record date and the Election Date. Any such holder's election to retain Shares shall have been properly made only if the Exchange Agent (as defined in Section 2.5) shall have received at its designated office, by 5:00 p.m., New York City time on the second business day next preceding the date of the Stockholders Meeting (the "Election Date"), a Form of Election
                                       -------------
properly completed and signed and accompanied by certificates for the Shares to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such certification as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within three New York Stock Exchange trading days after the date of execution of such guarantee of delivery).

          (c) Any Form of Election may be revoked by the holder submitting it to the Exchange Agent only by written notice received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Election Date (unless MergerCo and the Company determine not less than two business days prior to the Election Date that the Effective Time is not likely to occur within five business days following the date of the Stockholders Meeting, in which case the Form of Election will remain revocable until a subsequent date which shall be a date prior to the Effective Time determined by MergerCo and the Company). In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by MergerCo and the Company that the Merger has been abandoned. If a Form of Election is revoked, the certificate or certificates (or guarantees of delivery, as appropriate) for the Shares to which such Form of Election relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent.

          (d) The determination of the Exchange Agent shall be binding as to whether or not elections to retain Shares have been properly made or revoked pursuant to this Section 2.2 and when elections and revocations were received by it. If the Exchange Agent determines that any election to retain Shares was not properly made, such Shares shall be treated by the Exchange Agent as Shares for which no election was received, and such Shares shall be converted in accordance with Sections 2.1(c)(iii). The Exchange Agent shall also make all computations as to the allocation and the proration contemplated by Section 2.3, and any such computation shall be conclusive and binding on the holders of Shares. The Exchange Agent may, with the mutual agreement of MergerCo and the Company, make such rules as are consistent with this Section 2.2 for the implementation of the elections provided for herein as shall be necessary or desirable fully to effect such elections.

        Section 2.3   Proration.
                      ---------

          (a) Notwithstanding anything in this Agreement to the contrary, the aggregate number of Shares (other than Management Rollover Shares) to be converted into the right to retain Shares at the Effective Time (the "Non-Cash
                                                                      --------
Election Number") shall be equal to the product (rounded to the nearest whole
---------------
number) of (i) the sum of (A) the total number of shares of Common Stock (if any), Class A Stock (if any), Class B Stock, Class C Stock and Class D Stock of MergerCo outstanding immediately prior to the Effective Time (the "Non-Preferred
                                                                   -------------
MergerCo Shares") plus (B) the Management Rollover Shares, multiplied by (ii)
---------------
0.06383; provided that the Non-Cash Election Number shall not be less than
         --------
361,500, nor more than 500,600.

          (b) If the number of Electing Shares exceeds the Non-Cash Election Number, then each Electing Share shall be converted into the right to retain Non-Cash Election Shares or receive cash in accordance with the terms of Section 2.1(c) in the following manner:

               (i) a proration factor (the "Non-Cash Proration Factor") shall be
                                            -------------------------
     determined by dividing the Non-Cash Election Number by the total number of Electing Shares;

               (ii) the number of Electing Shares covered by each Non-Cash Election to be converted into the right to retain Non-Cash Election Shares shall be determined by multiplying the Non-Cash Proration Factor by the total number of Electing Shares covered by such Non-Cash Election, rounded down to the nearest whole number; and

               (iii) all Electing Shares, other than those shares converted into the right to receive Non-Cash Election Shares in accordance with
     Section 2.3(b)(ii) shall be converted into cash (on a consistent basis among stockholders who made the election referred to in Section 2.1(c)(i), pro rata to the number of Shares as to which they made such election) as if such Shares were not Electing Shares in accordance with the terms of
     Section 2.1(c)(iii).

            (c) If the number of Electing Shares is less than the Non-Cash Election Number, then:

               (i) all Electing Shares shall be converted into the right to retain Shares in accordance with the terms of Section 2.1(c)(i);

               (ii) additional Shares (other than Electing Shares, Dissenting Shares and Management Rollover Shares) shall be converted into the right to retain Non-Cash Election Shares in accordance with the terms of 2.1(c) in the following manner:

                  (1)  a proration factor (the "Cash Proration Factor") shall be
                                             ---------------------
         determined by dividing (x) the difference between the Non-Cash Election Number and the number of Electing Shares, by (y) the total number of Shares (other than Electing Shares, Dissenting Shares and Management Rollover Shares); and

                  (2) the number of Shares in addition to Electing Shares to be converted into the right to retain Non-Cash Election Shares shall be determined by multiplying the Cash Proration Factor by the total number of Shares (other than Electing Shares, Dissenting Shares and Management Rollover Shares), rounded down to the nearest whole number; and

               (iii) subject to Section 2.1(d), Shares subject to clause (ii) of this paragraph (c) shall be converted into the right to retain Non-Cash Election Shares in accordance with Section 2.1(c)(i) (on a consistent basis among stockholders who held Shares as to which they did not make the election referred to in Section 2.1(c)(i), pro rata to the number of Shares as to which they did not make such election).

        Section 2.4  Treatment of Options; Directors Retainer Fee Plan.
                     -------------------------------------------------

          (a) Immediately prior to the Effective Time, each outstanding option (a "Company Stock Option") to purchase shares of Common Stock, shall become
    --------------------
immediately vested and exercisable in full, subject to all expiration, lapse and other terms and conditions thereof.

          (b) Subject to Section 2.4(c), the Company shall take all action necessary so that each Company Stock Option (and any rights thereunder) outstanding immediately prior to the Effective Time shall be canceled immediately prior to the Effective Time in exchange for the right to receive an amount in cash equal to the product of (A) the number of shares of Common Stock subject to such Company Stock Option immediately prior to the Effective Time (after giving effect to Section 2.4(a)) and (B) the excess, if any, of the Cash Election Price over the per share exercise price of such Company Stock Option, to be delivered by the Surviving Corporation immediately following the Effective Time. All applicable withholding taxes attributable to the payments made hereunder or to distributions contemplated hereby shall be deducted from the amounts payable under this Section 2.4 and all such taxes attributable to the exercise of Company Stock Options shall be withheld from the proceeds received in respect of the shares of Common Stock issuable upon such exercise.

          (c) Notwithstanding the provisions of Section 2.4(b), each person who, on or prior to the Election Date, is the holder of a Company Stock Option will be entitled, with respect to all or any portion of such holder's Company Stock Option, to make an unconditional election to the Company in writing (a "Retention Election") on or prior to the Election Date, to retain such portion
-------------------
of their Company Stock Options in lieu of receiving a cash payment in consideration for the cancellation of such portion of their Company Stock Options in the manner described in Section 2.4(b). Any portion of a Company Stock Option with respect to which a timely Retention Election has been delivered to the Company (the "Elected Portion") shall, whether or not then
                               ---------------
vested or exercisable, effective as of the Effective Time, become and represent an option (a "Continuing Option") for the number of Shares subject to the
              -----------------
Elected Portion of such Company Stock Option immediately prior to the Effective Time at an exercise price per share equal to the exercise price of such Company Stock Option immediately prior to the Effective Time. After the Effective Time, each Continuing Option shall (unless otherwise agreed by the Company and the holder of such Continuing Option) be subject to the same terms and conditions as were applicable to the related Company Stock Option immediately prior to the Effective Time, provided that all such Continuing Options shall as of the Effective Time be immediately fully vested and exercisable.

          (d) The Company has adopted a Directors Retainer Fee Plan (the "Fee
                                                                          ---
Plan") pursuant to which eligible directors may elect to receive certain fees
----
in cash or in shares of Common Stock or to defer payment of such fees and credit such fees to an account (the "Share Unit Account") consisting of units that are
                              ------------------
equivalent in value to shares of Common Stock ("Share Units").  The Company
                                                -----------
shall take all actions necessary so that all Share Units outstanding immediately prior to the Effective Time shall be canceled immediately prior to the Effective Time in exchange for the right of each holder of Share Units to receive an amount in cash equal to the product of (A) the number of Share Units in such holder's Share Unit Account outstanding immediately prior to the Effective Time and (B) the Cash Election Price to be delivered by the Surviving Corporation immediately following the Effective Time. All applicable withholding taxes attributable to the payments contemplated by this Section 2.4(d) shall be deducted from the amounts payable under this Section 2.4(d). Except as provided in this Section 2.4(d), the Fee Plan shall terminate at the Effective Time.

        Section 2.5   Payment for Common Stock.
                      ------------------------

          (a) Exchange Agent.  On or before the Effective Time, MergerCo shall
              --------------
cause to be deposited in trust with a bank or trust company designated by MergerCo and reasonably satisfactory to the Company (the "Exchange Agent") the
                                                          --------------
aggregate Merger Consideration to which holders of Common Stock shall be entitled at the Effective Time pursuant to Section 2.1 (the "Payment Fund").
                                                             ------------
MergerCo shall cause the Exchange Agent to make the payments provided for in Sec tion 2.1 out of the Payment Fund (other than Section 2.4 which shall be paid by the Surviving Corporation immediately following the Effective Time and other than Section 2.1(d)). The Exchange Agent shall invest undistributed portions of the Payment Fund as MergerCo directs in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest investment grade rating from both Moody's Investor Services, Inc. and Standard & Poor's Corporation, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1,000,000,000 (collectively, "Permitted Investments"); provided, however, that the maturities
                ---------------------    --------  -------
of Permitted Investments shall be such as to permit the Exchange Agent to make prompt payment to former holders of shares of Common Stock entitled thereto as contemplated by this Section. MergerCo shall cause the Payment Fund to be promptly replenished to the extent of any losses incurred as a result of Permitted Investments. All net earnings of Permitted Investments shall be paid to MergerCo as and when requested by MergerCo. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of Common Stock shall be entitled under Section 2.1 or this Section 2.5, MergerCo shall in any event be liable for payment thereof. The Payment Fund shall not be used for any purpose except as expressly provided in this Agreement. If any cash or cash equivalents deposited with the Exchange Agent for purposes of paying the Merger Consideration for the Common Stock pursuant to this Article 2 remain unclaimed following the expiration of one year after the Effective Time, such cash or cash equivalents (together with accrued interest) shall be delivered to the Surviving Corporation by the Exchange Agent and, thereafter, holders of certificates that immediately prior to the Effective Time represented shares of Common Stock shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or similar laws) as general creditors thereof.

          (b) Exchange.  Promptly after the Effective Time, MergerCo shall cause
              --------
the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Common Stock (the "Certificates") a form letter of
                                         ------------
transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for payment therefor. In effecting the payment of the Cash Election Price in respect of Shares represented by Certificates entitled to payment of the Cash Election Price pursuant to Section 2.1 (the "Cashed Shares"), upon the surrender of each such Certificate, the Exchange
--------------
Agent shall pay the holder of such Certificate the Cash Election Price multiplied by the number of Cashed Shares, in consideration therefor. Upon such payment (and the exchange, if any, of Certificates formerly representing Shares for certificates representing Non-Cash Election Shares) such Certificate shall forthwith be canceled. In effecting the exchange of Non-Cash Election Shares in respect of Shares represented by Certificates which, at the Effective Time, shall become Non-Cash Election Shares, upon surrender of each such Certificate, the Exchange Agent shall deliver to the holder of such Certificate a certificate representing that number of whole Non-Cash Election Shares which such holder has the right to receive pursuant to the provisions of Section 2.1, and cash in lieu of fractional Non-Cash Election Shares. Upon such exchange (and any payment of the Cash Election Price for Cashed Shares), such Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. If the payment is to be made to a person other than the person in whose name a Certificate surrendered is registered, it shall be a condition of payment that (a) the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and (b) the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.5, each Certificate shall represent for all purposes whatsoever only the right to receive the Merger Consideration applicable thereto, without any interest thereon.

          (c) Distribution with Respect to Unexchanged Shares.  No dividends or
              -----------------------------------------------
other distributions with respect to retained Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate for Shares with respect to the retained Shares represented thereby and no cash payment in lieu of fractional Shares shall be paid to any such holder pursuant to Section 2.5(e) until the surrender of such Certificate in accordance with
Article 2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of retained Shares issued in connection therewith, without interest, at the time of such surrender or as promptly thereafter as practicable, the amount of any cash payable in lieu of a fractional Share to which such holder is entitled pursuant to Section 2.5(e) and the proportionate amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole retained Shares, and at the appropriate payment date, the proportionate amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole retained Shares.

          (d) No Further Ownership Rights in Shares Exchanged for Cash.  All
              --------------------------------------------------------
cash paid upon the surrender for exchange of Certificates in accordance with the terms of Article 2 shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Shares exchanged for cash theretofore represented by such Certificates.

          (e) No Fractional Shares.  No certificates or scrip representing
              --------------------
fractional retained Shares shall be issued in connection with the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Surviving Corporation after the Merger. Notwithstand ing any other provision of this Agreement, each record holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a retained Share (after taking into account all Shares delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest) equal to such fraction multiplied by the Cash Election Price.

          (f) No Transfers.  After the Effective Time there shall be no
              ------------
transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer or for any other reason, they shall be canceled and exchanged for cash as provided in this Article 2, except as otherwise provided by law.

          (g) No Liability.  None of MergerCo, the Company or the Exchange Agent
              ------------
shall be liable to any person in respect of any Non-Cash Election Shares (or dividends or distributions with respect thereto) or cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration payable to the holder of such Certificate pursuant to this Article 2 would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.6)), any such Merger Consideration shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

        Section 2.6   Stockholders' Meeting; Proxy Statement.
                      --------------------------------------

          (a) Stockholders Meeting.  The Company will, as promptly as
              --------------------
practicable following the date of this Agreement, (i) take all action necessary in accordance with applicable law to convene a meeting of its stockholders for the purpose of considering, approving and adopting this Agreement and the transactions contemplated hereby (the "Stockholders Meeting"), (ii) include in
                                       --------------------
the Proxy Statement (as defined in Section 2.6(b)) the recommendation of the Board of Directors of the Company (the "Board") that the stockholders of the
                                        -----
Company vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, and the written opinion of Schroder & Co. Inc. ("Schroders"), the Board's financial advisor, that the consideration to be
  ---------
received by the stockholders of the Company pursuant to the Merger is fair to such stockholders from a financial point of view and (iii) use its reasonable best efforts to obtain the necessary approval of this Agreement and the transactions contemplated hereby by its stockholders; provided, however, that
                                                      --------  -------
the Board may fail to make or may withdraw or modify such recommendation or fail to seek such approval and adoption if one or more persons or group shall have made an Acquisition Proposal (as defined in Section 5.3) and the Board shall have determined in good faith, after consultation with outside counsel, that it is obligated by its fiduciary duty under applicable law to do so.

          (b) Proxy Statement.  Promptly following the date of this Agreement,
              ---------------
the Company shall prepare a proxy statement relating to the Stockholder's Meeting (as amended or supplemented, the "Proxy Statement") and the Company
                                          ---------------
shall prepare and file with the Securities and Exchange Commission (the "SEC") a
                                                                         ---
registration statement on Form S-4 (as amended or supplemented, the "Form S-4"),
                                                                     --------
in which the Proxy Statement will be included. The Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act of 1933, as amended (the "Securities Act"), as promptly as
                                         --------------
practicable after such filing. The Company shall also take any action required to be taken under any applicable state securities laws in connection with the registration and qualification of the Non-Cash Election Shares in connection with the Merger. MergerCo and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, the Company will as promptly as practicable notify MergerCo of the receipt of any comments from the SEC and any request by the SEC for any amendment to the Proxy Statement or for additional information. All filings with the SEC, including the Proxy Statement and any amendment thereto, and all mailings to the Company's stockholders in connection with the Merger, including the

Proxy Statement, shall be subject to the prior review, comment and approval of MergerCo (which approval by MergerCo shall not be unreasonably withheld or delayed). MergerCo will furnish to the Company the information relating to it required by the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company agrees to use its reasonable best efforts to respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof filed by it and cause such Proxy Statement to be mailed to the Company's stockholders at the earliest practicable time.


                                   ARTICLE 3

                         REPRESENTATIONS AND WARRANTIES
                                 OF THE COMPANY

       The Company represents and warrants to MergerCo as follows:

        Section 3.1   Organization.  The Company and each of its subsidiaries is
                      ------------
duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company and each of its subsidiaries is duly qualified to do business and in good standing in its jurisdiction of organization and in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except for such failures to be so duly qualified and in good standing that, individually or in the aggregate, will not have a Material Adverse Effect (as defined in Section 8.1(e)) with respect to the Company. The Company has previously delivered (or, in the case of subsidiaries, delivered or made available) to MergerCo correct and complete copies of the certificates of incorporation and by-laws (or equivalent governing instruments), as currently in effect, of the Company and each of its subsidiaries.

        Section 3.2   Capitalization.  The authorized capital stock of the
                      --------------
Company consists of 30,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share. As of April 9, 1998, there were (i) no shares of Preferred Stock issued or outstanding, (ii) 8,011,664 shares of Common Stock issued and outstanding, (iii) 759,417 shares of Common Stock issuable upon the exercise of outstanding stock options and (iv) no shares of capital stock of the Company held in the treasury of the Company.
Section 3.2 of the letter delivered to MergerCo concurrently herewith (the "Disclosure Letter") sets forth a complete and accurate schedule as of the date
------------------
hereof of all outstanding options to purchase Common Stock, identifying the holder of each such option and applicable exercise price. Since February 28, 1998, no additional shares of capital stock have been issued by the Company (except such shares of Common Stock if any, that have been issued pursuant to the exercise of stock options so identified in Section
3.2 of the Disclosure Letter) and, except as set forth in Section 3.2 of the Disclosure Letter, no additional stock options or other stock rights have been granted. All issued and outstanding shares of Common Stock have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights. Except as disclosed in this Section 3.2 or in Section 3.2 of the Disclosure Letter, as of April 9, 1998, (A) there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its subsidiaries is a party or by which any of them is bound obligating the Company or any of its subsidiaries to issue, sell, redeem or otherwise acquire or vote any shares of capital stock or other equity securities of the Company or of any of its subsidiaries and (B) the Company is not a party to or bound by (x) any agreement or commitment pursuant to which the Company is or could be required to register any securities under the Securities Act or (y) any debt agreements or instruments which grant any rights to vote (contingent or otherwise) on matters on which stockholders of the Company may vote.

        Section 3.3   Subsidiaries.  Except as disclosed in the SEC Filings (as
                      ------------
defined in Section 8.1(g)) or in Section 3.3 of the Disclosure Letter, the Company does not own, directly or indirectly, (a) any shares of capital stock of any subsidiary of the Company or (b) any other equity interest in any person, domestic or foreign, having a cost or fair value in excess of $500,000. All of the outstanding shares of capital stock and all equity interests of each of the Company's subsidiaries that are owned by the Company or any other subsidiary of the Company (collectively, the "Subsidiary Shares") have been duly authorized
                                -----------------
and are validly issued, fully paid and nonassessable and free of preemptive rights. There are no irrevocable proxies or similar obligations with respect to any of the Subsidiary Shares and, except as set forth in Section 3.3 of the Disclosure Letter, all of the Subsidiary Shares are owned by the Company free and clear of all liens, claims, charges, encumbrances or security interests (collectively, "Liens") with respect thereto. Except as disclosed in Section
                -----
3.3 of the Disclosure Letter, the Company owns and has full voting and disposition power over all of the equity interests of each of its subsidiaries.

        Section 3.4   Authorization; Binding Agreement.  The Company has the
                      --------------------------------
full corporate power and authority to execute and deliver this Agreement and, subject to adoption of this Agreement by the stockholders of the Company in accordance with the DGCL, the certificate of incorporation and by-laws of the Company, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the adoption of this Agreement by the stockholders of the Company in accordance with the DGCL and the certificate of incorporation and by-laws of the Company. This Agreement has been duly and validly executed and delivered by the Company and, subject, in the case of the Merger, to the adoption of this Agreement by the stockholders of the Company in accordance with the DGCL and the certificate of incorporation and by-laws of the Company, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms except as may be limited by (a) bankruptcy, insolvency, reorganization or other laws now or hereafter in effect relating to creditors' rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

        Section 3.5   Noncontravention.  Neither the execution and delivery of
                      ----------------
this Agreement nor the consummation of the transactions contemplated hereby will
(a) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws (or equivalent governing instruments) of the Company or any of its subsidiaries, (b) except as set forth in Section 3.5 of the Disclosure Letter, require any consent, approval or notice under, or conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, agreement or other instrument or obligation (collectively, "Contracts and Other Agreements") to
                                         ------------------------------
which the Company or any of its subsidiaries is a party or by which any of them or any portion of their properties or assets may be bound or (c) subject to the approvals, filings and consents referred to in Section 3.6, violate any order, judgment, writ, injunction, determination, award, decree, law, statute, rule or regulation (collectively, "Legal Requirements") applicable to the Company or any
                           ------------------
of its subsidiaries or any portion of their properties or assets, except in the case of clauses (b) and (c), with respect to matters that will not, individually or in the aggregate, (w) cause the Company or any of its subsidiaries to be in default (with or without notice or lapse of time or both) or give rise to any right of termination, cancellation or acceleration under any Facilities Lease (as defined in Section 8.1(c)) or any indebtedness which is secured by any of the Facilities or result in any violation of any Legal Requirements regulating ownership or control of any of the Facilities (as defined in Section 8.1(b)) the consequence of which in each case would be to jeopardize the ability of the Company or any of its subsidiaries to lawfully continue to operate, own or control such Facility, (x) have a Material Adverse Effect with respect to the Company, (y) impair the ability of the Company to perform its obligations under this Agreement in any material respect or (z) delay in any material respect or prevent the consummation of any of the transactions contemplated by this Agreement.

        Section 3.6   Governmental Approvals.  Except as set forth in Section
                      ----------------------
3.6 of the Disclosure Letter, no consent, approval or authorization of or declaration or filing with any foreign, federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (each, a "Governmental Entity") on the part of the Company or any of its
          -------------------
subsidiaries that has not been obtained or made is required in connection with the execution or delivery by the

Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b)(1) filings and other applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (2) the filing with the SEC of (A) the
                          -------
Proxy Statement and the Form S-4, and (B) such reports and other filings under the Securities Act and the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (c) the filing of appropriate documents with the relevant authorities of states other than Delaware in which the Company or any of its subsidiaries is authorized to do business, (d) such filings as may be required in connection with any state or local tax which is attributable to the beneficial ownership of the Company's or its subsidiaries', real property, if any, (e) such filings as may be required by any applicable state securities or "blue sky" laws or state takeover laws, (f) such filings and consents as may be required under any health care licensure laws, reimbursement authorities and their agents, certificate of need laws and other health care laws and regulations, pertaining to any notification, disclosure or required approval required by the Merger or the transactions contemplated by this Agreement and (g) consents, approvals, authorizations, declarations or filings that, if not obtained or made, will not, individually or in the aggregate, (w) cause the Company or any of its subsidiaries to be in default (with or without notice or lapse of time or both) or give rise to any right of termination, cancellation or acceleration under any Facilities Lease (as defined in Section 8.1(c)) or any indebtedness which is secured by any of the Facilities or result in any violation of any Legal Requirements regulating ownership or control of any of the Facilities (as defined in Section 8.1(b)) the consequence of which in each case would be to jeopardize the ability of the Company or any of its subsidiaries to lawfully continue to operate, own or control such Facility, (x) result in a Material Adverse Effect with respect to the Company, (y) impair the ability of the Company to perform its obligations under this Agreement in any material respect or (z) delay in any material respect or prevent the consummation of any of the transactions contemplated by this Agreement.

        Section 3.7   SEC Filings; Financial Statements.  Except as described in
                      ---------------------------------
Section 3.7 of the Disclosure Letter, the Company has made all required SEC Filings. As of their respective dates, the SEC Filings complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Filings, and the SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements set forth in the SEC Filings comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC promulgated under the Securities Act or the Exchange Act, as the case may be, and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes to such financial statements) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof and the consolidated results of operations and cash flows for the respective periods then ended (subject, in the case of unaudited interim financial statements, to exceptions permitted by Form 10-Q under the Exchange Act and to normal year-end adjustments).

        Section 3.8   Information Supplied.  Neither the Form S-4 nor the Proxy
                      --------------------
Statement will at the date the Proxy Statement is first mailed to the Company's stockholders and at the time of the meeting of the Company's stockholders held to vote on approval and adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made based on information supplied by MergerCo in writing specifically for inclusion therein. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by MergerCo in writing specifically for inclusion therein.

        Section 3.9   Absence of Certain Changes or Events.  Except as disclosed
                      ------------------------------------
in the SEC Filings or set forth in Section 3.9 of the Disclosure Letter, since December 31, 1997 the Company and its subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and there has not been (i) any condition, event or occurrence (including, without limitation, any regulatory development, publication or announcement regarding the "Prospective Payment System for Skilled Nursing Facilities" as contemplated by Section 4432 of Chapter 3 of Subtitle E of the Balanced Budget Act of 1997 or any other change in Medicare reimbursement methodologies, rates or conditions having revenue or cost structure implications for skilled nursing facilities) that, individually or in the aggregate, has resulted or is reasonably likely to result in a Material Adverse Effect with respect to the Company, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iv) (x) any granting by the Company or any of its subsidiaries to any executive officer or other key employee of the Company or any of its subsidiaries of any increase in compensation, except for normal increases in the ordinary course of business consistent with past practice or as required under employment agreements in effect as of December 31, 1997, (y) any granting by the Company or any of its subsidiaries to any such executive officer of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of December 31, 1997 or (z) any entry by the Company or any of its subsidiaries into any employment, severance or termination agreement with any such executive officer except in the ordinary course of business consistent with past practice, (v) any damage, destruction or loss to property, whether or not covered by insurance, that has had or will have a Material Adverse Effect with respect to the Company or (vi) except insofar as may have been disclosed in the SEC Filings or required by a change in generally accepted accounting principles, any change in accounting methods, principles or practices except as required by generally accepted accounting principles. Except (i) for liabilities or obligations incurred in the ordinary course of business, (ii) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement,
(iii) as disclosed in the SEC Filings or in Section 3.9 of the Disclosure Letter, since December 31, 1997, the Company and its subsidiaries have not incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise) that would constitute a Material Adverse Effect with respect to the Company and that would be required to be reflected in or reserved against a consolidated balance sheet of the Company prepared in accordance with generally accepted accounting principles.

        Section 3.10  Finders and Investment Bankers.  Neither the Company nor
                      ------------------------------
any of its officers or directors has employed any investment banker, business consultant, financial advisor, broker or finder in connection with the transactions contemplated by this Agreement, except for Schroders, or incurred any liability for any investment banking, business consultancy, financial advisory, brokerage or finders' fees or commissions in connection with the transactions contemplated hereby, except for fees payable to Schroders. The amount of such fees payable to Schroders and the terms related thereto have been previously and accurately disclosed in writing to MergerCo.

        Section 3.11  Voting Requirement.  The affirmative vote of the holders
                      ------------------
of a majority of the outstanding shares of Common Stock in favor of adoption of this Agreement and the Merger is the only vote of the holders of any class or series of the Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby under any applicable law, rule or regulation or pursuant to the requirements of the Company's certificate of incorporation or by-laws.

        Section 3.12  Litigation.  Except as disclosed in the SEC Filings or in
                      ----------
Section 3.12 of the Disclosure Letter, there is no suit, action, investigation or proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its subsidiaries that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its subsidiaries having any such effect.

        Section 3.13  Taxes.  The Company and any consolidated, combined,
                      -----
unitary or aggregate group for tax purposes of which the Company is or has been a member has timely filed all Tax Returns (defined below) required to be filed by it and has paid, or has set up an adequate reserve for the payment of, all Taxes (defined below) required to be paid for the taxable periods covered by such returns, other than Taxes that it is contesting in good faith in appropriate proceedings and except such an amount of Taxes the nonpayment of which would not have a Material Adverse Effect with respect to the Company, and the most recent financial statements contained in the SEC Filings reflect an adequate reserve for all material Taxes payable by the Company and each of its subsidiaries accrued through the date of such financial statements whether or not shown as being due on any returns. All material Taxes that the Company and its subsidiaries are required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued. The unpaid Taxes, including any contingent tax liabilities and net deferred tax liabilities, of the Company and each of its subsidiaries which have accrued as of the date of the most recent financial statements contained in the SEC Filings do not materially exceed the reserve for accrued tax liability set forth or included in such financial statements. Except as set forth in Section 3.13 of the Disclosure Letter: neither the Company nor any of its subsidiaries has been notified that any Tax Returns of the Company or its subsidiaries are currently under audit by the Internal Revenue Service (the "IRS") or any state or local
                                                  ---
tax agency and no action, suit, investigation, claim or assessment is pending or proposed with respect to any material amount of Taxes of the Company or any of its subsidiaries; no agreements have been made by the Company or its subsidiaries for the extension of time or the waiver of the statute of limitations for the assessment or payment of any federal, state or local Taxes; no material claim for unpaid Taxes has become a lien or encumbrance of any kind against the property of the Company or any of its subsidiaries or is being asserted against the Company or any of its subsidiaries, and neither the Company nor any subsidiary has made, is obligated to make, or is party to any agreement that could obligate it to make, any payment that will not be deductible by the Company either by reason of Section 280G or Section 162(m) of the Internal Revenue Code of 1986, as amended. As used herein, "Taxes" shall mean any taxes
                                                    -----
of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, sale, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign. As used herein, "Tax Return"
                                                                   ----------
shall mean any return, report or statement required to be filed with any governmental authority with respect to Taxes.

        Section 3.14  Compliance with Laws.
                      --------------------

          (a) The Company and each of its subsidiaries have (i) all franchises, grants, authorizations, licenses, establishment registrations, product listings, permits, easements, variances, exceptions, consents, certificates, identification and registration numbers, approvals and orders of any Governmental Entity necessary for the Company or any of its subsidiaries to own or lease and to operate its properties or otherwise to carry on its business as it is now being conducted and (ii) agreements and certifications from all federal, state, foreign and local governmental agencies and accrediting and certifying organizations having jurisdiction over such facility or facilities that are required to operate the facility or facilities in the manner in which it or they are currently operated and, to the extent such facility participates in the Federal Medicare program ("Medicare") and the applicable state Medicaid
                                  --------
program ("Medicaid"), receive reimbursement for care provided to patients
          --------
covered under Medicare and any applicable Medicaid (all the matters referred to in clauses (i) and (ii) hereinafter referred to collectively as the "Company
                                                                     -------
Permits"), except where the failure to have, or the suspension or cancellation
-------
of, any of the Company Permits will not have, individually or in the aggregate, a Material Adverse Effect with respect to the Company, and, subject to receipt of all approvals from governmental agencies (including the regulatory approvals listed or referred to in Section 3.14(a) of the Disclosure Letter) with regard to the transactions contemplated under this Agreement, no suspension or cancellation of any of the Company Permits is pending, or to the knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Company Permits will not have, individually or in the aggregate, a Material Adverse Effect with respect to the Company. Except as set forth in Section 3.14(a) of the Disclosure Letter, all the Company's facilities are certified for participation or enrollment in the Medicare program and the Medicaid programs for states in which the Company has facilities, have current and valid provider contracts with the Medicare program and the Medicaid programs for states in which the Company has facilities and are in substantial compliance with the conditions of participation of such programs in all material respects. Neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, (A) any law applicable to the Company or any such subsidiary or by which any property or assets of the Company or any such subsidiary is bound or affected or (B) any Company Permits, except in the case of clauses (A) and (B) for any such conflicts, defaults or violations that will not have, individually or in the aggregate, a Material Adverse Effect with respect to the Company. Except as set forth in Section 3.14(a) of the Disclosure Letter, neither the Company nor any of its subsidiaries has received notice from the regulatory authorities that enforce the statutory or regulatory provisions in respect of either the Medicare or Medicaid program of any pending or threatened investigations, and no such investigations are pending or, to the knowledge of the Company, threatened or imminent. Section 3.14(a) of the Disclosure Letter sets forth, as of the date of this Agreement, all actions, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries that could reasonably be expected to result in (i) the loss or revocation of a Company Permit necessary to operate one or more facilities or for a facility to receive reimbursement under the Medicare or Medicaid programs or (ii) the suspension or cancellation of any other Company Permit, except, in the case of clauses (i) and
(ii), any such Company Permit where such suspension or cancellation will not have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

          (b) The Company and each of its subsidiaries, as appropriate, is an approved participating provider in and under all third party payment programs from which it receives revenues. No action or investigation is pending, or to the knowledge of the Company, threatened to suspend, limit, terminate, condition, or revoke the status of the Company or any of its subsidiaries as a provider in any such program, and neither the Company nor any such subsidiary has been provided written notice by any third party payor of its intention to suspend, limit, terminate, revoke, condition or fail to renew in whole or in part or decrease the amounts payable under any arrangement with the Company or such subsidiary as a provider, which action, investigation, proceeding, suspension, limitation, termination, revocation, conditioning or failure to renew will have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

          (c) Neither the Company nor any of its subsidiaries is delinquent with respect to the filing of any claims, cost reports or annual filings required to be filed to secure payments for services rendered by them under any third party payment program from which they receive or expect to receive revenues, including, without limitation, Medicare and Medicaid, except where such delinquency will not individually or in the aggregate have a Material Adverse Effect with respect to the Company. Except as indicated in its financial statements included in the SEC Filings, the Company or each of its subsidiaries, as applicable, has paid, or caused to be paid, all refunds, discounts, adjustments, or amounts owing that have become due to such third party payors pursuant to such claims, reports or filings and, to the knowledge of the Company, there are no material changes required to be made to any cost reports, claims or filings made by it for any period or of any deficiency in any such claim, report, or filing, except for changes and deficiencies that in the aggregate will not have a Material Adverse Effect with respect to the Company.

        Section 3.15  Title to Properties.  The Company and its subsidiaries
                      -------------------
have good, valid and marketable title to the properties and assets reflected on the most recent consolidated balance sheet included in the SEC Filings (the

"Balance Sheet") (other than properties and assets disposed of in the ordinary
--------------
course of business since the date of the Balance Sheet), and has good leasehold title to all leased property, and all such properties, assets and leasehold interests are free and clear of any Liens and imperfections of title, except as described in the SEC Filings and the financial statements included therein, liens for current taxes not yet due, Liens identified in the title insurance policies covering such properties made available to

MergerCo and other than Liens or title imperfections that in the aggregate will not have a Material Adverse Effect with respect to the Company.

        Section 3.16  Other Agreements.  Neither the Company nor any of its
                      ----------------
subsidiaries is in default in any respect in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any agreement or instrument to which it is a party where such default will have a Material Adverse Effect with respect to the Company.

        Section 3.17  Employee Benefit Plans.
                      ----------------------

          (a) The Company and each of its subsidiaries have complied, and currently are in compliance, in all material respects with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code and all other applicable laws with respect to each
-------
compensation or benefit plan, agreement, policy, practice, program or arrangement (whether or not subject to ERISA) maintained by the Company or any of its subsidiaries for the benefit of any employee, former employee, independent contractor or director of the Company and its subsidiaries (including, without limitation, any employment agreements or any pension, savings, profit-sharing, bonus, medical, insurance, disability, severance, equity-based or deferred compensation plans) (collectively, the "Plans").
                                                                 -----

          (b) The Company has provided or made available a current, accurate and complete copy of each Plan to MergerCo and, to the extent applicable to the Plans, (i) copies of any funding instruments, (ii) summary plan descriptions and
(iii) Forms 5500 for the last three years.

          (c) Each of the Plans that is intended to qualify under Section 401(a) of the Code has received, or has filed for, a favorable determination letter from the IRS ruling that the Plan, does so qualify and that the trust is exempt from taxation pursuant to Section 501(a) of the Code.

          (d) Except as set forth in Section 3.17(d) of the Disclosure Letter, neither the Company nor any of its subsidiaries has within the past 5 years maintained, adopted or established, contributed or been required to contribute to, or otherwise participated in or been required to participate in, any employee benefit plan or other program or arrangement subject to Title IV of ERISA (including, without limitation, a "multi-employer plan" (as defined in Section 3(37) of ERISA) and a defined benefit plan (as defined in Section 3(35) of ERISA)) or any plan otherwise subject to the minimum funding standards of ERISA Section 302 or Code Section 412.

          (e) No Plan provides any health or medical benefits (whether or not insured), with respect to current or former employees of the Company beyond their retirement or other termination of service with the Company (other than (i) coverage mandated by Code Section 4980B or applicable law, (ii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary) or (iii) benefits pursuant to employment agreements or other arrangements disclosed pursuant to this Agreement).

          (f) Except as set forth in Section 3.17(f) of the Disclosure Letter, neither the Company nor its subsidiaries has incurred any withdrawal liability with respect to any Plan that is a multiemployer plan (within the meaning of Section 3(37) of ERISA).

          (g) No reportable event (within the meaning of Section 4043 of ERISA) (other than an event for which the 30-day notice period is waived) or prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) has occurred with respect to any Plan that will have a Material Adverse Effect with respect to the Company.

          (h) There are no pending or, to the knowledge of the Company, threatened actions, claims or lawsuits by any individuals or entities with respect to any Plan (other than for routine benefit claims) that will have a Material Adverse Effect with respect to the Company.

          (i) Except as set forth in Section 3.17(i) of the Disclosure Letter, no payments or benefits under any Plan are triggered (in whole or in part) solely as a result of the transactions contemplated by this Agreement.

          (j) No civil or criminal action brought pursuant to the provisions of Title I, Subtitle B, Part 5 is pending or threatened against any fiduciary of any Plan, and none of the Plans or any fiduciary thereof has been the direct or indirect subject of an audit investigation or examination by any governmental or quasi-governmental agency which, in either case, will have a Material Adverse Effect with respect to the Company.

          (k) No agreement, commitment or obligation exists to materially increase any benefit under any Plan or to adopt any new Plan.

          (l) Each Plan that is a group health plan has been operated in compliance in all material respects with Code Section 4980B and Sections 601-609 of ERISA.

          (m) No Plan has any material unfunded accrued benefits that are not fully reflected in the Company's audited financial statements.

        Section 3.18  Insurance.  Except as set forth in Section 3.18 of the
                      ---------
Disclosure Letter, the Company maintains, and has maintained, without interruption, during the past three years, policies or binders of insurance covering such risks, and events, including personal injury, property damage and general liability, in amounts the Company reasonably believes adequate for its business and operations. The Company has previously furnished MergerCo with an accurate summary of its existing insurance coverages.

        Section 3.19  Environmental Matters.
                      ---------------------

          (a) Except as set forth in the SEC Filings, (i) the assets, properties, businesses and operations of the Company and its subsidiaries are and have been in compliance with applicable Environmental Laws (as defined below), except for such non-compliance which has not had and will not have, individually or in the aggregate, a Material Adverse Effect with respect to the Company); (ii) the Company and its subsidiaries have obtained and, as currently operating, are and have been in compliance with all Company Permits necessary under any Environmental Law for the conduct of the business and operations of the Company and its subsidiaries in the manner now conducted except for failure to hold such Company Permits or such non-compliance which has not had and will not have, individually or in the aggregate, a Material Adverse Effect with respect to the Company; (iii) all Hazardous Substances generated at the real properties or in connection with any operations of the Company have been transported and otherwise handled, treated and disposed of in compliance with all applicable Environmental Laws and in a manner that does not result in liability under Environmental Laws, except for noncompliance or liability which has not had and will not have, individually or in the aggregate, a Material Adverse Effect with respect to the Company, (iv) no Hazardous Substances have been disposed of or otherwise released, handled or stored by the Company on the real properties on which the Company's business is conducted or elsewhere in violation of applicable Environmental Laws except for such violations which have not had and will not have, individually or in the aggregate, a Material Adverse Effect or in a manner that would result in liability under applicable Environmental Laws which will have a Material Adverse Effect with respect to the Company and (v) neither the Company nor any of its subsidiaries nor any of their respective assets, properties, businesses or operations has received or is subject to any outstanding order, decree, judgment, complaint, agreement, claim, citation, notice, or to the knowledge of the Company, any investigation, inquiry or proceeding indicating that the Company or any of its subsidiaries is or may be (a) liable for a violation of any Environmental Law or (b) liable for any Environmental Liabilities and Costs (including, without limitation, any such Environmental Liabilities or Costs incurred in connection with being designated as a "potentially responsible party" pursuant to the Comprehensive Environmental Response, Compensation and Liability Act or any analogous state law), where in each case such liability would have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

            (b) For purposes of Section 3.19(a), the terms below shall have the following meanings:

       "Environmental Law" means any law (including, without limitation, common
        -----------------
law), regulation, ordinance, guideline, code, decree, judgment, order, permit or authorization or other legally enforceable requirement of any Governmental Authority relating to toxic torts, worker or public safety or health and the indoor and outdoor environment, including, without limitation, pollution, contamination, Hazardous Substances, cleanup, regulation and protection of the air, water or soils in the indoor or outdoor environment; and

       "Environmental Liabilities and Costs" means all damages, penalties,
        -----------------------------------
obligations or clean-up costs assessed or levied pursuant to any Environmental Law;

       "Hazardous Substances" means petroleum products, asbestos, radioactive
        --------------------
material, or hazardous or toxic substances or wastes as defined or regulated under any Environmental Law or the presence of which poses a hazard to the health or safety of persons.

        Section 3.20  Board Recommendation.  The Board, at a meeting duly called
                      --------------------
and held, has (i) determined that this Agreement and the transactions contemplated hereby, taken together, are advisable and in the best interests of the Company and its stockholders and (b) subject to the other provisions hereof, resolved to recommend that the holders of the Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.


                                   ARTICLE 4

                         REPRESENTATIONS AND WARRANTIES
                                  OF MERGERCO

        MergerCo represents and warrants to the Company as follows:

        Section 4.1   Organization.  MergerCo is a corporation duly
                      ------------
incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. MergerCo is a newly formed corporation and, except for activities incident to the acquisition of the Company, MergerCo has not engaged in any business activities of any type or kind whatsoever. MergerCo has provided to the Company a true and correct copy of its by-laws as in effect on the date hereof and as of the Effective Time.

        Section 4.2   Authorization; Binding Agreement.  MergerCo has the full
                      --------------------------------
corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of MergerCo. This Agreement has been duly and validly executed and delivered by MergerCo and constitutes a legal, valid and binding agreement of MergerCo, enforceable against it in accordance with its terms except as may be limited by
(a) bankruptcy, insolvency, reorganization or other laws now or hereafter in effect relating to creditors' rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

        Section 4.3   Noncontravention.  Neither the execution and delivery of
                      ----------------
this Agreement nor the consummation of the transactions contemplated hereby will
(a) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws of MergerCo, (b) require any consent, approval or notice under, or conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termina tion, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contracts and Other Agreements to which MergerCo is a party or by which it or any portion of its properties or assets may be bound or (c) subject to the matters referred to in clauses (a),
(b) and (c) of Section 4.4 below, violate any Legal Requirements applicable to MergerCo or any material portion of their properties or assets; provided that no
                                                                --------
representation or warranty is made in the foregoing clauses (b) and (c) with respect to matters that, individually or in the aggregate, will not have a Material Adverse Effect with respect to MergerCo.

        Section 4.4   Governmental Approvals.  No consent, approval or
                      ----------------------
authorization of, or declaration or filing with, any Governmental Entity on the part of MergerCo that has not been obtained or made is required in connection with the execution or delivery by MergerCo of this Agreement or the consummation by MergerCo of the transactions contemplated hereby, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) (1) fil ings under the HSR Act, (2) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, and (c) the filing of appropriate documents with the relevant authorities of states other than Delaware in which MergerCo is authorized to do business, (d) such filings as may be required in connection with any state or local tax which is attributable to the beneficial ownership of MergerCo's real property, if any,
(e) such filings as may be required by any applicable state securities or "blue sky" laws or state takeover laws, (f) such filings and consents as may be required under any environmental, health or safety law or regulation, or any health care licensure laws, reimbursement authorities and their agents, certificate of need laws and other health care laws and regulations, pertaining to any notification, disclosure or required approval required by the Merger or the transactions contemplated by this Agreement and (g) consents, approvals, authorizations, declarations or filings that, if not obtained or made, will not, individually or in the aggregate, result in a Material Adverse Effect on MergerCo or prevent or significantly delay MergerCo from consummating the transactions contemplated hereby.

        Section 4.5   Information Supplied.  None of the information supplied or
                      --------------------
to be supplied in writing by MergerCo (other than projections of future financial performance) specifically for inclusion or incorporation by reference in the Proxy Statement or the Form S-4 will, at the date the Form S-4 or the Proxy Statement is first mailed to the Company's stockholders or at the time of the meeting of the Company's stockholders held to vote on approval and adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 4.6   Financing.  MergerCo has, or prior to the Closing will
                      ---------
have, sufficient funds available to consummate the Merger and the transactions contemplated hereby and to pay all fees and expenses related to the transactions contemplated hereunder. MergerCo has provided the Company with true and correct copies of any financing commitments with respect thereto.

        Section 4.7   Regulatory Approval.  Neither MergerCo nor any of its
                      -------------------
affiliates is aware of any existing impediment to the approval of the transactions contemplated hereby by any Governmental Authority whose approval is required to consummate the transactions contemplated hereby. Neither MergerCo nor any of its affiliates owns or operates regulated healthcare facilities in the United States.

        Section 4.8   Delaware Law.  MergerCo was not, immediately prior to the
                      ------------
execution of this Agreement, an "interested stockholder" within the meaning of
Section 203 of the DGCL.


                                   ARTICLE 5

                                   COVENANTS

        Section 5.1   Conduct of Business of the Company.  Except as
                      ----------------------------------
contemplated by this Agreement or the transactions related hereto, during the period commencing on the date hereof and ending at the Effective Time, the Company shall, and shall cause each of its subsidiaries to, conduct its operations according to its ordinary course of business consistent with past practice, and the Company shall, and shall cause each of its subsidiaries to, use all reasonable efforts to preserve intact its business organization and to maintain satisfactory relationships with its customers, suppliers, governmental agencies having authority over any material aspect of the

Company's business and others having material business relationships with it. In addition, and except as contemplated by this Agreement or the transactions relating hereto, prior to the Effective Time, the Company will not and will not permit any or its subsidiaries to, without the prior consent of MergerCo (which consent shall not be unreasonably withheld):

          (a) amend or propose to amend its certificate of incorporation or by-laws (or equivalent governing instruments);

          (b) authorize for issuance, issue, sell, pledge, deliver or agree or commit to issue, sell, pledge or deliver (whether through the issuance or granting of any options, warrants, calls, subscriptions, stock appreciation rights or other rights or other agreements) or otherwise encumber any capital stock of any class or any securities convertible into or exchangeable for shares of capital stock of any class, other than the issuance of shares of Common Stock issuable upon exercise of Company Stock Options in accordance with the terms thereof;

          (c) split, combine or reclassify any of its capital stock or declare, pay or set aside for payment any dividend or other distribution in respect of or substitution for its capital stock, or redeem, purchase or otherwise acquire any shares of its capital stock;

          (d) increase, modify or establish any compensation or benefit plan, agreement, policy, practice, program or arrangement that would be a Plan (had such plan, agreement, policy, practice, program or arrangement been adopted prior to the date of this Agreement) or otherwise increase in any manner the compensation payable or to become payable by the Company or any of its subsidiaries to any of their respective directors, officers, former employees, or employees, other than in the ordinary course of business consistent with past practice or as required under any existing employment agreement or plan or as contemplated by this Agreement;

          (e) acquire (by purchase, lease or otherwise) any asset, property or business from any person or dispose of (by sale, lease or otherwise) any of its assets or properties other than acquisitions and dispositions in the ordinary course of business the value of which does not exceed $250,000 individually or $1,000,000 in the aggregate, and other than those acquisitions identified on
Section 5.1(e) of the Disclosure Letter;

          (f) other than in connection with transactions otherwise permitted under this Agreement, (i) incur or assume any funded debt obligations or issue any debt securities except for borrowings under existing credit facilities in the ordinary course of business; (ii) guarantee to otherwise become liable for (whether directly, contingently or otherwise) any debts or obligations of any person (other than the Company and its subsidiaries) except in the ordinary course of business not to exceed $1,000,000 in the aggregate; (iii) make any loans, advances or capital contributions to, or investments in, any person (other than the Company and its subsidiaries) except in the ordinary course of business not to exceed $250,000 individually and $1,000,000 in the aggregate; (iv) mortgage, pledge or otherwise encumber any of its assets except in the ordinary course of business with respect to assets having a value not exceeding $250,000 individually and $1,000,000 in the aggregate;

          (g) settle or compromise any claim or litigation which (after insurance reimbursement) results in liability on the part of the Company or any of its subsidiaries in excess of $1,000,000;

          (h) make or commit to make capital expenditures in excess of $500,000 of the 1998 budget disclosed to MergerCo;

          (i) enter into any other agreements, commitments or contracts that are material to the Company and its subsidiaries taken as a whole, other than in the ordinary course of business consistent with past practice, or otherwise make any material change that is adverse to the Company in (i) any existing agreement, commitment or arrangement that is material to the Company and its subsidiaries taken as a whole or (ii) the conduct of the business or operations of the Company and its subsidiaries;

          (j) cancel or fail to maintain any insurance policies in effect immediately following the execution of this Agreement; or

          (k) agree, commit or arrange to do any of the foregoing.

        Section 5.2   Access and Information.  Between the date of this
                      ----------------------
Agreement and the Effective Time, the Company shall, and shall cause its subsidiaries to, afford MergerCo and its authorized representatives (including its accountants, financial advisors and legal counsel) reasonable access during normal business hours to all of the properties, personnel, Contracts and Other Agreements, books and records of the Company and its subsidiaries and shall promptly deliver or make available to MergerCo (a) a copy of each report, schedule and other document filed by the Company pursuant to the requirements of federal or state securities laws, (b) monthly financial statements and (c) all other information concerning the business, properties, assets and personnel of the Company and its subsidiaries as MergerCo may from time to time reasonably request. MergerCo agrees that any information furnished pursuant to this
Section 5.2 will be subject to the provisions of the Confidentiality Agreement, dated December 1, 1997 (the "Confidentiality Agreement") between Schroders and
                             -------------------------
Investcorp International, Inc., the terms of which are incorporated herein by reference.

        Section 5.3  No Solicitation.  The Company shall immediately cease, and
                     ---------------
shall direct its advisors and other agents to cease, any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any Acquisition Proposal (defined below); provided that following the cessation of
                                      --------
any such discussions or negotiations, future discussions or negotiations with any such parties shall be governed solely by the following provisions of this
Section 5.3. Except as provided pursuant to this Agreement, the Company shall not, directly or indirectly (through representatives or otherwise), solicit, knowingly encourage, participate in or initiate discussions or negotiations with, or provide any information to, any person or group (other than MergerCo or any affiliate, associate or designee of MergerCo) concerning any proposal (an "Acquisition Proposal") for an acquisition of all or any substantial part of the
---------------------
business and properties or capital stock of the Company and its subsidiaries taken as a whole, directly or indirectly, whether by merger, consolidation, share exchange, tender offer, purchase of assets or shares of capital stock or otherwise (an "Acquisition Transaction"). Notwithstanding the foregoing, (a)
               -----------------------
the Board may take, and disclose to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with respect to any tender offer for shares of capital stock of the Company; provided, that the Board shall not recommend that the stockholders of the
--------
Company tender their shares in connection with any such tender offer unless the Board shall have determined in good faith, after consultation with outside counsel, that failing to take such action would constitute a breach of the Board's fiduciary duty under applicable law; and (b) the Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any person or group pursuant to customary confidentiality agreements, and may participate in discussions and negotiate with any such person or group concerning any Acquisition Proposal not received in violation of this Section 5.3, if the Board determines in its good faith judgment, after consultation with outside counsel, that failing to take such action would constitute a breach of the Board's fiduciary duty under applicable law; and (c) the Company may take the actions described in Section 7.1(c). The Board shall promptly (and in no event later than 24 hours after receipt of the relevant Acquisition Proposal) notify (which notice shall be provided both orally and in writing) MergerCo if any such Acquisition Proposal is made and shall, in such notice, indicate in reasonable detail the terms and conditions of such proposal and shall keep MergerCo promptly advised of any material changes to such terms and conditions. The Company agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company may be a party, unless the Board shall have determined in good faith that failing to release such third party or waive such provisions would constitute a breach of the fiduciary duties of the Board under applicable law.

        Section 5.4  Reasonable Efforts; Additional Actions.
                     --------------------------------------

          (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action, and to do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by, and in connection with, this Agreement, including using all reasonable efforts to (i) obtain all consents, amendments to or waivers under the terms of any of the Company's contractual arrangements required by the transactions contemplated by this Agreement (other than Agreements relating to its long term debt, consents, amendments or waivers the failure of which to obtain will not, individually or in the aggregate, (x) have a Material Adverse Effect with respect to the Company, (y) impair the ability of the Company to perform its obligations under this Agreement in any material respect or (z) delay in any material respect or prevent the consummation of any of the transactions contemplated by this Agreement), (ii) effect promptly all necessary or appropriate registrations and filings with Governmental Entities, including, without limitation, filings and submissions pursuant to the HSR Act, the Securities Act, the Exchange Act, the DGCL and state and federal licensing authorities, and shall (A) take all action necessary to ensure that no state takeover statute or similar statute or regulation (including, without limitation, Section 203 of the DGCL) is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement and (B) if any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the other transactions contemplated by this Agreement. Notwithstanding the foregoing, neither party shall not be prohibited from taking any action permitted by the terms of this Agreement.

          (b) In furtherance and without limiting the above provisions, each of the Company and MergerCo shall as promptly as practicable following the execution and delivery of this Agreement, but not later than ten days following the date hereof, file with the United States Federal Trade Commission (the "FTC") and the United States Department of Justice ("DOJ") the notification and
 ---                                                 ---
report form, if any, required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act. Any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act. Each of the Company and MergerCo shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the HSR Act. The Company and MergerCo shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and shall comply promptly with any such inquiry or request. Each of MergerCo and the Company shall use all reasonable efforts to obtain any clearance required under the HSR Act for, and to provide assistance to the other in any antitrust proceedings related to, the consummation of the transactions contemplated by this Agreement.

          (c) MergerCo agrees to cause to be filed as promptly as practicable all other applications and notices ("Applications") required to be filed by it
                                     ------------
with Governmental Authorities in order to consummate the Merger, and to pursue diligently the approval of such Applications.

          (d) The Company and MergerCo shall each use its commercially reasonable efforts to cause the Merger to be recorded as a recapitalization for financial reporting purposes.

        Section 5.5   Notification of Certain Matters.  The Company shall give
                      -------------------------------
notice to MergerCo, and MergerCo shall give notice to the Company, promptly upon becoming aware of (a) any occurrence, or failure to occur, of any event, which occurrence or failure to occur has caused or will cause any representation or warranty in this Agreement to be untrue or inaccurate in any material respect at any time after the date hereof and prior to the Effective Time and (b) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided that the
                                                               --------
delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

        Section 5.6   Public Announcements.  The initial press release or
                      --------------------
releases with respect to the transactions contemplated by this Agreement shall be in the form agreed to by MergerCo and the Company. Thereafter, for as long as this Agreement is in effect, MergerCo, on the one hand, and the Company, on the other hand, shall not, and shall cause their subsidiaries and affiliates not to, issue or cause the publication of any press release or any other announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the consent of the other (which shall not be unreasonably withheld or delayed), except where such release or announcement is required by applicable law or pursuant to any listing agreement with, or the rules or regulations of, any securities exchange or any other regulatory requirement. MergerCo acknowledges and accepts that, promptly after the execution and delivery of this Agreement, the Company will file with the SEC a Current Report on Form 8-K, reporting such event and including a copy of this Agreement as an exhibit thereto.

        Section 5.7  Indemnification and Insurance.
                     -----------------------------

          (a) MergerCo agrees that (i) the certificate of incorporation and the by-laws of the Surviving Corporation and its subsidiaries shall contain provisions with respect to indemnification and exculpation from liability that are at least as favorable to the beneficiaries of such provisions as those provisions that are set forth in the certificate of incorporation and by-laws of the Company and its subsidiaries, respectively, on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years following the Effective Time in any manner that would adversely affect the rights thereunder of persons who at or prior to the Effective Time were directors, officers, employees or agents of the Company or any of its subsidiaries, unless such modification is required by law and (ii) all rights to indemnification as provided in any indemnification agreements with any current or former directors, officers and employees of the Company or any of its subsidiaries as in effect as of the date hereof with respect to matters occurring at or prior to the Effective Time shall survive the Merger and thereafter terminate as provided in such agreements.

          (b) For a period of six years after the Effective Time, the Surviving Corporation shall maintain officers' and directors' liability insurance and fiduciary liability insurance covering the persons described in paragraph (a) of this Section 5.7 (whether or not they are entitled to indemnification thereunder) who are currently covered by the Company's existing officers' and directors' or fiduciary liability insurance policies on terms no less advantageous to such indemnified parties than such existing insurance; provided,
                                                                       --------
that the Surviving Corporation shall not be obligated to pay annual premiums for such insurance in excess of 150% of the last annual premium paid prior to the date of this Agreement.

          (c) The Surviving Corporation shall indemnify and hold harmless (and shall advance expenses to), to the fullest extent permitted under applicable law, each director, officer, employee, fiduciary and agent of the Company or any subsidiary of the Company including, without limitation, officers and directors, serving as such on the date hereof against any costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation relating to any of the transactions contemplated hereby, and in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the indemnified parties, promptly as statements therefor are received and (ii) the parties hereto will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be
             --------  -------
liable for any settlement effected without its prior written consent, which consent shall not unreasonably be withheld.

          (d) The Surviving Corporation shall pay all reasonable costs and expenses, including attorneys' fees, that may be incurred by and indemnified parties in enforcing the indemnity and other obligations provided for in this
Section 5.7 to the fullest extent permitted by applicable law.

          (e) In the event the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, proper provisions shall be made so that the successors and assigns of the Surviving Corporation assumes the obligations set forth in this
Section 5.7.

          (f) This Section 5.7, which shall survive the consummation of the Merger at the Effective Time and shall continue for the periods specified herein, is intended to benefit the Company, the Surviving Corporation, and any person or entity referenced in this Section 5.7 or indemnified hereunder each of whom may enforce the provisions of this Section 5.7 (whether or not parties to this Agreement).

        Section 5.8   New York Stock Exchange Delisting.  Each of the parties
                      ---------------------------------
agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Common Stock from the New York Stock Exchange; provided that such delisting shall not be effective until after the Effective
--------
Time. The parties also acknowledge that it is MergerCo's intent that the Common Stock following the Merger will not be quoted in the New York Stock Exchange or listed on any other national securities exchange.

        Section 5.9   Affiliates.  Prior to the Effective Time, the Company
                      ----------
shall deliver to MergerCo a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable efforts to cause each such person to deliver to MergerCo at or prior to the Effective Time a written agreement substantially in the form attached as Exhibit B hereto.

        Section 5.10  Resignation of Directors.  Prior to the Effective Time,
                      ------------------------
the Company shall deliver to MergerCo evidence reasonably satisfactory to MergerCo of the resignation of each of the directors of the Company that MergerCo has previously requested to resign, effective at the Effective Time.

        Section 5.11  Cooperation With Proposed Financings.  The Company agrees
                      ------------------------------------
to provide, and will use all reasonable efforts to cause its subsidiaries and its and their respective officers, employees and advisers to provide, commercially reasonable cooperation in connection with (i) the arrangement of any financing to be consummated contemporaneously with or at or after the Effective Time in respect of the transactions contemplated by this Agreement, including without limitation, participation in meetings, due diligence sessions, road shows, the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, the execution and delivery of any commitment letters, underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents, including a customary certificate of the chief financial offer of the Company with respect to solvency matters, comfort letters of accountants, legal opinions and real estate title documentation as may be reasonably requested by MergerCo; provided that any agreements or other documents to be entered into, provided or
--------
otherwise used in connection with any such financing shall be in form and substance customary for companies such as the Company. The parties acknowledge that the payment of any fees by the Company in connection with any commitment letters shall be subject to the occurrence of the Effective Time and shall not be obligations of the Company's directors or officers. In addition, in conjunction with the obtaining of any such financing, the Company agrees, at the request of MergerCo, to call for prepayment or redemption, or to prepay, redeem and/or renegotiate, as the case may be, any then existing indebtedness of the Company; provided that no such prepayment or redemption shall themselves
         --------
actually be made until contemporaneously with or after the Effective Time; provided further that, unless indemnified by MergerCo to the Company's
-------- -------
reasonable satisfaction, the Company shall not be required to call for such prepayment or redemption to so renegotiate if the same may result in liability of the Company in the event the Merger and other transactions contemplated by this Agreement does not occur.

        Section 5.12  Stockholder Rights.  The Company and MergerCo shall enter
                      ------------------
into appropriate documentation prior to the Effective Time reflecting the stockholder rights set forth on Exhibit C to this Agreement.

        Section 5.13  Minimum Equity of the Surviving Corporation. MergerCo
                      -------------------------------------------
covenants that, upon consummation of the Merger, the related financings and the disposition of the cash portion of the Merger Consideration to the stockholders of the Company pursuant to the Merger, not less than $135 million shall have been contributed to MergerCo, in cash or cash equivalents.


                                   ARTICLE 6

                                   CONDITIONS

        Section 6.1   Conditions to Each Party's Obligations.  The respective
                      --------------------------------------
obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

          (a) this Agreement shall have been adopted by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with applicable law;

          (b) no Legal Requirements (including, without limitation, any temporary restraining order or preliminary injunction) shall have been enacted, entered, promulgated, issued or enforced by any court or Governmental Entity, and no other legal restraint or prohibition shall be in effect, that prohibits or prevents the consummation of the Merger; provided, that the party or parties
                                            --------
invoking this condition shall use reasonable efforts to have any such Legal Requirement vacated or removed;

          (c) any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated; and

          (d) the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and all material state securities laws applicable to the registration and qualification of the Non-Cash Election Shares following the Merger shall have been complied with.

        Section 6.2   Conditions to Obligation of MergerCo to Effect the Merger.
                      ---------------------------------------------------------
The obligation of MergerCo to effect the Merger is further subject to the satisfaction (or waiver by it) at or prior to the Effective Time of the following:

          (a) the representations and warranties of the Company shall be true and correct as of the date of this Agreement and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of certain date(s), which shall be true and correct as of such certain date(s)); provided, however, that, other than with respect to
                          --------  -------
the representations in Section 3.2 (Capitalization) as to the number of issued and outstanding shares of Common Stock and options to purchase Common Stock, the condition set forth in this Section 6.2(a) shall be considered satisfied unless there exist inaccuracies in representations and warranties which in the aggregate have a Material Adverse Effect with respect to the Company;

          (b) the Company shall have performed all of its obligations required to be performed by it hereunder on or prior to the Effective Time (except for such failures to perform as have not had or are not reasonably likely to have a Material Adverse Effect with respect to the Company or materially adversely affect the ability of the Company to consummate the transactions contemplated hereby or to perform its obligations hereunder);

          (c) the consents and agreements identified in Exhibit D to this Agreement shall have been obtained and remain in effect;

          (d) all regulatory approvals required in connection with the change of ultimate ownership and control of the Facilities resulting from the transactions contemplated by this Agreement, the consequence of the failure to obtain such approvals would be to jeopardize the ability of the Company or any of its subsidiaries to lawfully continue to operate, own or control the Facilities, shall have been obtained and remain in effect; and

          (e) the 1998 Amended and Restated Administrative Services Agreement, as in effect on the date hereof, shall not have been amended or modified without the consent of MergerCo, which consent shall not be unreasonably withheld.

        Section 6.3   Conditions to Obligation of the Company to Effect the
                      -----------------------------------------------------
Merger.  The obligation of the Company to effect the Merger is further subject
------
to the satisfaction (or waiver by it) at or prior to the Effective Time of the following:

          (a) the representations and warranties of MergerCo shall be true and correct as of the date of this Agreement and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date(s), which shall be true and correct as of such certain date(s)); provided, however, that the condition set forth in this
                  --------  -------
Section 6.3(a) shall be considered satisfied unless there exist inaccuracies in representations and warranties which in the aggregate have a Material Adverse Effect with respect to MergerCo;

          (b) MergerCo shall have performed all of its obligations required to be performed by it hereunder on or prior to the Effective Time (except for such failures to perform as have not had or would not have a Material Adverse Effect with respect to MergerCo or materially adversely affect the ability of MergerCo to consummate the transactions contemplated hereby or to perform MergerCo's obligations hereunder); and

          (c) the Company shall have received an opinion or certificate of a reputable expert firm selected by MergerCo and reasonably satisfactory to the Company confirming the solvency of the Surviving Corporation and its subsidiaries on a consolidated basis after giving effect to the transactions contemplated hereby, involving the related financings, which opinion or certificate shall be addressed to the Board and upon which the Board shall be entitled to rely.

                                   ARTICLE 7

                                  TERMINATION

        Section 7.1   Termination.  This Agreement may be terminated and the
                      -----------
Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after adoption by the stockholders of the Company:

            (a) By the mutual written consent of MergerCo and the Company;

            (b)  By MergerCo or the Company:

               (i) if a court of competent jurisdiction or other Governmental Entity of the United States shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such Order or other action shall have become final and nonappealable; or

               (ii) if the Effective Time shall not have occurred on or prior to 270 days from the date hereof; provided that the right to terminate this
                                       --------
     Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of such condition;

          (c) By the Company, if the Company receives an Acquisition Proposal in writing from any person or group as a result of which the Board determines in good faith, after consultation with outside counsel, that it is obligated by its fiduciary duty under applicable law to terminate this Agreement;

          (d) By MergerCo in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in this Agreement which has not been cured within 30 days after the giving of written notice to the Company and which has a Material Adverse Effect with respect to the Company or the ability of the Company to consummate the transactions contemplated hereby;

          (e) By the Company, if MergerCo shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which failure to perform has not been cured within 30 days after the giving of written notice to MergerCo and which has a Material Adverse Effect with respect to MergerCo or the ability of MergerCo to consummate the transactions contemplated hereby; and

          (f) By MergerCo, if the Company shall have (1) withdrawn, modified or amended in any respect adverse to MergerCo its approval or recommendation of this Agreement or the Merger, (2) failed to include in the Proxy Statement such recommendation, (3) recommended any Acquisition Proposal or Acquisition Transaction from or with a person other than MergerCo or any of its subsidiaries or affiliates or (4) resolved to do any of the foregoing.

        Section 7.2   Fees and Expenses.  In the event that this Agreement is
                      -----------------
terminated (i) by the Company pursuant to Section 7.1(c) or (ii) by MergerCo pursuant to Section 7.1(f), then, notwithstanding anything to the contrary contained in this Agreement, the Company shall reimburse MergerCo for all actual documented out-of-pocket expenses (other than any expenses payable as a financing commitment or similar fee) incurred by or on behalf of MergerCo in connection with the transactions contemplated by this Agreement and any related financings; provided that such reimbursable expenses shall not exceed $4,000,000
            --------
in the aggregate. In addition, in the event that, within nine months following any such termination pursuant to Section 7.1(c) or Section 7.1(f), the Company shall have consummated an Acquisition Transaction with a person unaffiliated with MergerCo, then, in addition to reimbursement of MergerCo's expenses as provided above, the Company shall pay to MergerCo a fee equal to $6,000,000.

        Section 7.3   Procedure for and Effect of Termination.  In the event
                      ---------------------------------------
that this Agreement is terminated and the Merger is abandoned by MergerCo, on the one hand, or by the Company, on the other hand, pursuant to Section 7.1, written notice of such termination and abandonment shall forthwith be given to the other parties and this Agreement shall terminate and the Merger shall be abandoned without any further action. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party under the terms of this Agreement except with respect to the willful breach by any party hereto and except that the provisions of this
Section 7.3, Section 7.2, Article 8 and the final sentence of Section 5.2 shall survive the termination of this Agreement.


                                   ARTICLE 8

                                 MISCELLANEOUS

        Section 8.1   Certain Definitions.  For purposes of this Agreement, the
                      -------------------
following terms shall have the meanings ascribed to them in this Section 8.1:

          (a) "affiliate," with respect to any person, shall mean any person
               ---------
controlling, controlled by or under common control with such person;

          (b) "Facilities" means any of the facilities identified on Schedule
               ----------
8.1(b) annexed hereto;

          (c) "Facilities Lease" means any operating, capital or "synthetic"
               ----------------
lease relating to any of the Facilities;

          (d) "knowledge," with respect to the Company, shall mean the actual
               ---------
knowledge of any executive officer or director of the Company;

          (e) "Material Adverse Effect," with respect to any person, shall mean
               -----------------------
a material adverse effect on the business, assets, properties, condition (financial or otherwise) or results of operations of such person and its subsidiaries taken as a whole;

          (f) "person" shall mean and include an individual, a partnership, a
               ------
joint venture, a limited liability company, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof; and

          (g) "SEC Filings" means filings by the Company required to be made
               -----------
under the Exchange Act with the SEC since June 30, 1996; provided that, with
                                                         --------
respect to all representations and warranties of the Company contained in
Article 3 (except those in Section 3.7), references to SEC Filings shall refer only to those filings made prior to the date hereof.

          (h) "subsidiary," with respect to any person, shall mean any
               ----------
corporation 50% or more of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity 50% or more of the total equity interest of which, is directly or indirectly owned by such person. For purposes of this Agreement, all references to "subsidiaries" of a person shall be deemed to mean "subsidiary" if such person has only one subsidiary.

        Section 8.2   Amendment and Modification.  Subject to applicable law,
                      --------------------------
this Agreement may be amended, modified or supplemented only by a written agreement signed by each of the parties hereto at any time prior to the Effective Time with respect to any of the terms contained herein; provided,
                                                                  --------
however, that after this Agreement is adopted by the Company's stockholders, no
-------
such amendment or modification shall (a) alter or change the amount or kind of the consideration to be delivered to the stockholders of the Company, (b) alter or change any term of the certificate of incorporation of the Surviving Corporation or (c) alter or change any of the terms or conditions of this Agreement if such alteration or change would adversely affect the stockholders of the Company.

        Section 8.3  Waiver of Compliance; Consents.  Any failure of MergerCo,
                     ------------------------------
on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may, subject to Section 8.2, be waived by MergerCo or the Company, respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this
Section 8.3.

        Section 8.4   Survival.  The respective representations and warranties
                      --------
of MergerCo and the Company contained herein shall terminate at, and not survive, the Closing hereunder.

        Section 8.5   Notices.  All notices and other communications hereunder
                      -------
shall be in writing and shall be deemed to have been duly given when delivered in person or by telecopier (with a confirmed receipt thereof), and on the next business day when sent by overnight courier service, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            (a)  if to MergerCo, to:

                 c/o Investcorp International Inc.
                 280 Park Avenue
                 37th Floor West
                 New York, New York  10017
                 Attention:  Christopher J. O'Brien
                 Telecopier:  212-983-7073

                 with a copy to:

                 Gibson, Dunn & Crutcher LLP
                 200 Park Avenue
                 48th Floor
                 New York, New York  10166
                 Attention:  E. Michael Greaney
                             Sean P. Griffiths
                 Telecopier:  212-351-4035

            (b)  if to the Company, to:

                 Harborside Healthcare Corporation
                 470 Atlantic Avenue
                 Boston, Massachusetts   02210
                 Attention: Stephen L. Guillard
                 Telecopier: 617-292-1913
                                      and
                 Attention:  General Counsel
                 Telecopier: 617-556-1408

                 with a copy to:

                 Paul, Weiss, Rifkind,
                   Wharton & Garrison
                 1285 Avenue of the Americas
                 New York, New York  10019-6064
                 Attention:  James M. Dubin, Esq.
                             Michele R. Jenkinson, Esq.
                 Telecopier:  212-757-3990

        Section 8.6   Assignment.  This Agreement and all of the provisions
                      ----------
hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

        Section 8.7   Expenses.  Except as otherwise provided herein, whether or
                      --------
not the Merger is consummated, all fees, charges and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, charges or expenses.

        Section 8.8   GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY AND
                      -------------
CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CHOICE OF LAW PRINCIPLES THEREOF.

        Section 8.9   Counterparts.  This Agreement may be executed in one or
                      ------------
more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        Section 8.10  Interpretation.  The article and section headings
                      --------------
contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

        Section 8.11  Entire Agreement.  This Agreement (including the
                      ----------------
schedules, exhibits, documents or instruments referred to herein) and the Confidentiality Agreement embody the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among the parties, or between any of them, with respect to the subject matter hereof and thereof.

        Section 8.12  No Third Party Beneficiaries.  Except as expressly
                      ----------------------------
provided in Sections 5.7, this Agreement is not intended to, and does not, create any rights or benefits of any party other than the parties hereto.

        Section 8.13  Confidentiality Agreement.  The Company agrees that the
                      -------------------------
"standstill" paragraph contained in the Confidentiality Agreement shall not apply to any actions taken by MergerCo or its representatives pursuant to the Stockholders Agreement.

                           [SIGNATURES ON NEXT PAGE]

       IN WITNESS WHEREOF, MergerCo and the Company have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.


                 HH ACQUISITION CORP.



                 By: /s/ Christopher J. O'Brien
                     --------------------------
                    Name:  Christopher J. O'Brien
                    Title: President


                 HARBORSIDE HEALTHCARE CORPORATION



                 By: /s/ Stephen L. Guillard
                     -----------------------
                     Name:  Stephen L. Guillard
                     Title: President and Chief Executive Officer

       The undersigned, INVESTCORP BANK E.C., hereby undertakes and agrees to cause HH Acquisition Corp. ("MergerCo") to perform all of MergerCo's obligations
                             --------
and agreements under this Agreement and the undersigned expressly agrees to be liable in the event MergerCo fails to perform any of its obligations or agreements under this Agreement; provided however, that this undertaking and
                                 ----------------
agreement shall terminate immediately following the Effective Time of the Merger. The undersigned hereby represents and warrants to Harborside Healthcare Corporation that (i) it has full corporate power and authority to execute and deliver this agreement and perform its obligations hereunder, (ii) it has taken all actions necessary to authorize the execution, delivery and performance of this agreement by it, (iii) such execution, delivery and performance do not conflict with, violate or otherwise result in a default under its Certificate of Incorporation, By-laws or other organizational documents and (iv) this agreement is the legal, valid and binding obligation of Investcorp, enforceable in accordance with its terms.

                           INVESTCORP BANK E.C.


                           By: /s/ Zahid Zakiuddin
                              --------------------
                              Name:  Zahid Zakiuddin
                              Title: Authorized Representative

                                   ANNEX II

                             STOCKHOLDER AGREEMENT
                             ---------------------



     STOCKHOLDER AGREEMENT (this "Agreement"), dated as of April 15, 1998, by
                                  ---------
and between HH Acquisition Corp., a Delaware corporation ("MergerCo") and the
                                                           --------
individuals and entities listed on Exhibit A hereto (collectively, the

"Stockholders" and each a "Stockholder").
-------------              -----------

                              W I T N E S S E T H:

     WHEREAS, concurrently herewith, MergerCo and Harborside Healthcare Corporation, a Delaware corporation (the "Company"), will enter into an
                                          -------
Agreement and Plan of Merger of even date herewith (as such agreement may be amended from time to time, the "Recapitalization Agreement") pursuant to which
                                --------------------------
MergerCo will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger");
                                   ------

     WHEREAS, as of the date hereof, each Stockholder owns (either beneficially or of record) the number of shares of common stock of the Company, par value $0.01 per share (the "Company Common Stock"), set forth opposite such
                      --------------------
Stockholder's name on Exhibit A hereto (the "Existing Shares" and, together with
                                             ---------------
all other shares of Company Common Stock owned by the Stockholders and any shares of Company Common Stock hereafter acquired by the Stockholders in any capacity prior to the termination of this Agreement, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise, being collectively referred to herein as the "Shares");
                                              ------

     WHEREAS, as an inducement and a condition to the willingness of MergerCo to enter into the Recapitalization Agreement, MergerCo requires that each Stockholder enter into, and each Stockholder has agreed, severally and not jointly, to enter into, this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, agreements and covenants set forth herein and in the Recapitalization Agreement, MergerCo and each of the Stockholders, each intending to be legally bound, hereby agrees as follows:

     1.  Representations and Warranties of the Stockholders.  Each Stockholder
         --------------------------------------------------
hereby represents and warrants (as to itself) to MergerCo as follows:

     1.1  Organization; Authorization; Validity of Agreement.  Such Stockholder
          --------------------------------------------------
(if it is a corporation, partnership, trust or other legal entity) is duly organized and validly existing under the laws of its jurisdiction of organization and has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize its execution or performance of this Agreement or any of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     1.2  Consents and Approvals; No Violations.  The execution and delivery of
          -------------------------------------
this Agreement does not and the performance of this Agreement by such Stockholder will not (a) conflict with, violate or result in any breach of the certificate of incorporation, by-laws or other similar organizational documents of such Stockholder, (b) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) or result in the creation of any Lien (as defined below) on any property or assets of such Stockholder or (if such Stockholder is a corporation) any of its subsidiaries, under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, lease, permit, franchise, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such Stockholder or any of its properties or assets is bound or affected or (c) conflict with or violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to such Stockholder or any of its properties or assets. The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange
                                                                    --------
Act"), (ii) the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and the rules and regulations promulgated thereunder (the "HSR Act") and (iii) such
                                                    -------
filings as may required by or under any health care licensure laws, reimbursement authorities and their agents, certificate of need laws and other health care laws and regulations, pertaining to any notification, disclosure or required approval required due to the purchase of the Stockholders' Shares as contemplated by Section 4.1 hereof.

     1.3  Ownership of Shares.  (a) Such Stockholder is the record and/or
          -------------------
beneficial owner of that number of Shares set forth opposite such Stockholder's name on Exhibit A attached hereto.

        (b) On the date hereof, the Existing Shares constitute all of the outstanding shares of Company Common Stock owned of record and/or beneficially by such Stockholder.

        (c) Such Stockholder has sole power of disposition with respect to all of the Existing Shares owned by it and sole voting power with respect to the matters set forth in Section 3.1 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all of the Existing Shares owned by it with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

        (d) Such Stockholder will have sole power of disposition with respect to shares of Company Common Stock other than Existing Shares, if any, which become beneficially owned by such Stockholder and will have sole voting power with respect to the matters set forth in Section 3.1 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all such shares, if any, which become beneficially owned by such Stockholder prior to termination of this Agreement with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

     1.4  No Encumbrances.  The Existing Shares owned by the Stockholder listed
          ---------------
in Section 1 of Exhibit B (the "Pledgor Stockholder") are, and any shares of
                                -------------------
Company Common Stock hereafter acquired by the Pledgor Stockholder, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise, in any capacity prior to the termination of this Agreement, will be, pledged to BankBoston, N.A., as Agent (the "Bank") pursuant to the Revolving and
                                            ----
Term Loan and Security Agreement (the "Loan and Security Agreement") dated as of
                                       ---------------------------
August 30, 1996, as amended, by and among the Pledgor Stockholder, certain of its subsidiaries and Bank, a true and correct copy of the terms of such agreement which describe such stock pledge has been provided to MergerCo (the

"Stock Pledge").  Except for the Stock Pledge, the Existing Shares and the
-------------
certificates representing such shares are now, and the Shares and the certificates representing such Shares at all times during the term hereof will be, held by such Stockholder, free and clear of all claims, liens, charges, security interests, proxies, pledges, charges, equities, options, voting restrictions, rights of first refusal, voting trusts or agreements, understandings or arrangements and any other encumbrances of any kind or nature whatsoever (collectively, "Liens"), except as otherwise provided in this
                           -----
Agreement. At the Closing (as defined in Section 4.1(c), such Stockholder will deliver good, marketable and valid title to its Shares free and clear of any Liens, including without limitation, the Stock Pledge. Upon delivery of such Shares and payment of the Share Purchase Price (as defined herein) as contemplated herein and the Letter Agreement dated as of the date hereof by and among the Pledgor Stockholder, Bank and MergerCo (the "Letter Agreement"),
                                                       ----------------
MergerCo will receive good and valid title to such Shares, free and clear of any Liens, including without limitation, the Stock Pledge.

     1.5  Brokers and Intermediaries.  No broker, investment banker, financial
          --------------------------
adviser or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

     1.6  Reliance.  Each Stockholder understands and acknowledges that MergerCo
          --------
is entering into the Recapitalization Agreement in reliance upon such Stockholder's execution and delivery of this Agreement with MergerCo.

  2.  Representations and Warranties of MergerCo.  MergerCo hereby represents
      ------------------------------------------
and warrants to the Stockholders as follows:

     2.1  Organization; Authorization; Validity of Agreement.  MergerCo is a
          --------------------------------------------------
corporation duly organized, validly existing and in good standing under the laws of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by MergerCo and the consummation by MergerCo of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of MergerCo and no other corporate proceedings on the part of MergerCo are necessary to authorize this Agreement or any of the transactions contemplated hereby. This Agreement has been duly executed and delivered by MergerCo and constitutes a valid and binding obligation of MergerCo enforceable against MergerCo in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     2.2  Consents and Approvals; No Violations.  The execution and delivery of
          -------------------------------------
this Agreement do not and the performance of this Agreement by MergerCo will not
(a) conflict with, violate or result in any breach of the certificate of incorporation, by-laws or other corporate organizational documents of MergerCo,
(b) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) or result in the creation of any Lien on any property or assets of MergerCo under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, lease, permit, franchise, agreement or other instrument or obligation of any kind to which MergerCo is a party or by which MergerCo or any of its properties or assets is bound or affected or (c) conflict with or violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to MergerCo or any of its properties or assets. The execution and delivery of this Agreement by MergerCo do not, and the performance of this Agreement by MergerCo will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Exchange Act, (ii) the HSR Act and
(iii) such filings as may required by or under any health care licensure laws, reimbursement authorities and their agents, certificate of need laws and other health care laws and regulations, pertaining to any notification, disclosure or required approval required due to the purchase of the Stockholders' Shares as contemplated by Section 4.1 hereof.

  3.  Agreement to Vote; Proxy.
      ------------------------

     3.1  Voting.  Each Stockholder hereby agrees that, during the period
          ------
commencing on the date hereof and continuing until the first to occur of the Effective Time (as defined in the Recapitalization Agreement) or termination of the Recapitalization Agreement in accordance with its terms (the "Termination
                                                                  -----------
Date"), at any meeting of the stockholders of the Company, however called, or in
----
connection with any written consent of the stockholders of the Company, such Stockholder shall vote (or cause to be voted) the Shares held of record or beneficially by such party (a) in favor of the Merger, the execution and delivery by the Company of the Recapitalization Agreement and the approval of the terms thereof and each of the other actions contemplated by the Recapitalization Agreement and this Agreement and any actions required in furtherance hereof and thereof; (b) against any action or agreement that is intended, or could reasonably be expected, to impede, interfere with, or prevent the Merger or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Recapitalization Agreement or this Agreement; and (c) except as specifically requested in writing by MergerCo in advance, against the following actions (other than the Merger and the transactions contemplated by the Recapitalization Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries or affiliates; (ii) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries or affiliates or reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries or affiliates; (iii)(A) any change in the management or board of directors of the Company or any of its subsidiaries or affiliates; (B) any material change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (C) any other material change in the Company's or any of its subsidiaries' or affiliates' corporate structure or business; or (D) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or the transactions contemplated by the Recapitalization Agreement or this Agreement or the contemplated economic benefits of any of the foregoing. No Stockholder, in its capacity as such, shall enter into any agreement or understanding with any person or entity prior to the Termination Date to vote, commit, agree to take any action or give instructions after the Termination Date in any manner inconsistent with clauses
(i), (ii) or (iii) of the preceding sentence. Each Stockholder hereby acknowledges receipt and review of a copy of the Recapitalization Agreement.

     3.2  Proxy.  Each Stockholder hereby grants to, and appoints, MergerCo and
          -----
Christopher J. O'Brien and Robert G. Sharp, in their respective capacities as officers of MergerCo, and any individual who shall hereafter succeed to any such office of MergerCo, and any other designee of MergerCo, each of them individually, such Stockholder's irrevocable (until the Termination Date) proxy and attorney-in-fact (with full power of substitution) to vote the Shares as indicated in Section 3.1 above. Each Stockholder intends this proxy to be irrevocable (until the Termination Date) and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Stockholder with respect to the Shares. This proxy shall terminate automatically on the Termination Date.

  4.  Certain Covenants of the Stockholders.  Each Stockholder hereby agrees
      -------------------------------------
as follows:

     4.1  Grant of Options. (a) Subject to the terms of this Section 4.1, such
          ----------------
Stockholder hereby grants to MergerCo (or its designee) an irrevocable option (each, an "Option") to purchase such Stockholder's Shares at a purchase price
           ------
per share equal to $25 (the "Share Purchase Price").
                             --------------------

     (b) Exercise of Options.  MergerCo may exercise the Options, in whole or in
         -------------------
part, at any time and from time to time, following the occurrence of a Purchase Event (as defined below); provided that any Options not theretofore exercised
                          --------
shall expire and be of no further force and effect upon the earliest to occur (the "Expiration Date") of (i) the Effective
      ---------------

Time of the Merger, (ii) 120 days after the first occurrence of a Purchase Event or (iii) termination of the Recapitalization Agreement in accordance with its terms, other than a termination pursuant to Sections 7.1(c) or 7.1(f).

     As used herein, a "Purchase Event" shall mean any of the following events that occurs after the date hereof: (A) beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act of more than 15% of the outstanding shares of Company Common Stock (or rights to acquire such stock) shall have been acquired by any person or "group" (within the meaning of such Rule) other than MergerCo or any affiliate of MergerCo, (B) the Company shall have entered into a definitive agreement or approved or recommended any proposal which provides for the acquisition of 15% or more of the outstanding shares of Company Common Stock or all or substantially all of the assets of the Company by any person or group (so defined) other than MergerCo or an affiliate of MergerCo; (C) any person or group other than MergerCo or an affiliate of MergerCo shall have proposed to acquire more than 15% of the outstanding shares of Company Common Stock or all or substantially all of the assets of the Company for a consideration per share greater than the Share Purchase Price and thereafter the Merger shall not have been approved by the Company's stockholders when submitted for stockholder approval, or the meeting of stockholders to approve the Merger shall not have been held or shall have been canceled prior to the termination of the Recapitalization Agreement, or (D) the Board of Directors of the Company shall have withdrawn or adversely modified its recommendation of the Merger.

     (c) Notice of Exercise.  To exercise an Option, MergerCo shall, prior to
         ------------------
the Expiration Date, give written notice (a "Notice of Exercise") to the
                                             ------------------
Stockholder who granted such Option specifying the location in New York, New York, and time for the closing (the "Closing") of such purchase. The Closing
                                     -------
shall be held on the date that is no later than three business days after the date on which each of the conditions set forth in Section 4.1(d) below has been satisfied or waived by MergerCo.

     (d)  Conditions to Closing Following Exercise of Options.  The occurrence
          ---------------------------------------------------
of the Closing shall be subject to the satisfaction of each of the following conditions:

         (i) to the extent necessary, any applicable waiting periods (and any extension thereof) under the HSR Act with respect to the purchase of the Shares following the exercise of an Option shall have expired or been terminated;

        (ii) to the extent necessary, such filings as may required by or under any health care licensure laws, reimbursement authorities and their agents, certificate of need laws and other health care laws and regulations, pertaining to any notification, disclosure or required approval required due to the purchase of the Stockholders' Shares as contemplated hereby shall have been made and such approvals shall have been received.

       (iii) no preliminary or permanent injunction or other order, decree or ruling issued by any court of governmental or regulatory authority, domestic or foreign, of competent jurisdiction prohibiting the exercise of an Option or the delivery of Shares shall be in effect.

         (e)  Payment for and Delivery of Certificates.  At the Closing, (i)
              ----------------------------------------
MergerCo (or its designee) shall pay, by wire transfer of immediately available funds to the account of such Stockholder at the Bank (in the case of the Pledgor Stockholder) or other financial institution (such account and the wire instructions therefor will be provided to MergerCo by such Stockholder at least two (2) business days prior to the Closing), an amount equal to the product of
(x) $25 and (y) the number of Shares owned by such Stockholder and (ii) each Stockholder whose Shares are being purchased shall deliver or shall cause to be delivered to MergerCo a certificate or certificates evidencing such Stockholder's Shares, and such Stockholder agrees that such Shares shall be transferred free and clear of all Liens, including without limitation, the Stock Pledge. All such certificates representing Shares shall be duly endorsed in blank, or with appropriate stock powers, duly executed in blank, attached thereto, in proper form for transfer, with the signature of such Stockholder thereon guaranteed, and with all applicable taxes paid or provided for.

     4.2  No Solicitation.  Prior to the Termination Date, no Stockholder shall
          ---------------
(directly or indirectly through advisors, agents or other intermediaries), nor shall such Stockholder authorize or permit any of its officers, directors, agents, representatives or advisors to, solicit, knowingly encourage, participate in or initiate discussions or negotiations with, or provide any information to, any person or group (other than MergerCo or any affiliate, associate or designee of MergerCo) concerning an Acquisition Proposal (as defined in the Recapitalization Agreement) for an Acquisition Transaction (as defined in the Recapitalization Agreement); provided, however, that the
                                            --------  -------
foregoing shall not restrict any Stockholder who is a director of the Company from taking actions in such person's capacity as a director of the Company to the extent and in the circumstances permitted by Section 5.3 of the Recapitalization Agreement. A Stockholder shall promptly (and in no event later than 24 hours after receipt of the relevant Acquisition Proposal) notify (which notice shall be provided both orally and in writing) MergerCo if any Acquisition Proposal is made to such Stockholder (in its capacity as such) and shall, in such notice, indicate in reasonable detail the terms and conditions of such proposal and shall keep MergerCo promptly advised as to any material changes to such terms and conditions; provided that such Stockholder need not give such
                           --------
notice or keep MergerCo so advised if the Company knows of such Acquisition Proposal and has promptly done so or is promptly doing so. Each Stockholder shall immediately cease, and shall direct its advisors and other agents to cease any and all existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any Acquisition Proposal; provided that
                                                               --------
following the cessation of any such discussions or negotiations, future discussions or negotiations with any such parties shall be governed solely by the foregoing.

     4.3  Restriction on Transfer, Proxies and Non-Interference; Restriction on
          ----------------------------------------------------- ---------------
Withdrawal.  Prior to the Termination Date, no Stockholder shall directly or
----------
indirectly: (a) except pursuant to or as contemplated by the terms of the Recapitalization Agreement, to MergerCo pursuant to this Agreement or to the Bank pursuant to and in accordance with the Loan and Security Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, or other disposition of, or exercise any discretionary powers to distribute, any or all of the Shares owned by it or any interest therein; (b) except as contemplated hereby or as provided in the Loan and Security Agreement, grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (c) take any action that would make any representation or warranty of any Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling any Stockholder from performing its obligations under this Agreement.

     4.4  Waiver of Appraisal and Dissenter's Rights.  Each Stockholder hereby
          ------------------------------------------
irrevocably waives any rights of appraisal or rights to dissent from the Merger that such Stockholder may have.

     4.5  Disclosure.  Each Stockholder hereby permits MergerCo to publish and
          ----------
disclose in any press release issued in connection with the Merger and any documents and schedules filed with the SEC in connection therewith, the identity of the Stockholders and the nature of their commitments, arrangements and understandings under this Agreement.

  5.  Election to Retain Company Stock.  The Stockholders listed on Exhibit C
      --------------------------------
acknowledge that recapitalization accounting treatment for the Merger is an essential requirement for MergerCo to proceed with the Merger. In furtherance thereof, each Stockholder listed on Exhibit C hereto hereby agrees that it will take all actions and execute all documents reasonably necessary to cause that number of such Stockholder's Shares determined to be "Pre-Closing Election Shares" in accordance with the formula set forth on Exhibit C to be "Electing Shares" for such Stockholder under the Recapitalization Agreement.

  6.  Further Assurances.  From time to time, at any other party's request
      ------------------
and without further consideration, each party hereto (but, in the case of the Stockholders, solely in their capacity as such) shall execute and deliver such additional documents and take all such further action as may be necessary or desirable (without unreasonable cost or expense) to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

  7.  Certain Events.  Each Stockholder agrees that this Agreement and the
      --------------
obligations hereunder shall attach to all Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise.

  8.  Stop Transfer.  Each Stockholder agrees with, and covenants to MergerCo
      -------------
that it shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares. Within 2 Business Days of the date hereof, the Company will direct the Company's transfer agent to place stop transfer order instructions with respect to the Shares and will notify such transfer agent that this Agreement places restrictions on the Shares.

  9.  Termination.  The obligations of each Stockholder under Sections 3, 4.2,
      -----------
and 4.3 shall terminate upon the first to occur of (a) the Effective Time of the Merger and (b) the date the Recapitalization Agreement is terminated in
accordance with its terms.   Except as set forth in
this Section 9, all other agreements and obligations of the parties hereto shall survive the Effective Time of the Merger and/or the Termination Date, as applicable.

  10.  Miscellaneous.
       -------------

     10.1  Entire Agreement; Assignment.  This Agreement and the Letter
           ----------------------------
Agreement (a) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise without the prior written consent of the other parties, provided that MergerCo may assign, in its sole discretion, its rights and obligations hereunder to any affiliate of MergerCo, but no such assignment shall relieve MergerCo of its obligations hereunder if such assignee does not perform such obligations.

     10.2  Amendments.  This Agreement may not be modified, amended, altered or
           ----------
supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

     10.3  Notices.  All notices, requests, claims, demands and other
           -------
communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

     (a)  if to MergerCo, to:

          c/o Investcorp International Inc.
          280 Park Avenue, 37th Floor West
          New York, New York 10017
          Telephone:  212 599-4700
          Telecopy:    212 983-7073
          Attention:  Christopher J. O'Brien

          with a copy to:

          Gibson, Dunn & Crutcher LLP
          200 Park Avenue
          New York, New York  10166-0193
          Telephone:  (212) 351-4000
          Telecopy:   (212) 351-4035
          Attention:  E. Michael Greaney, Esq.
                      Sean P. Griffiths, Esq.

     (b)  if to the Stockholders, to them at:

          c/o Harborside Healthcare Corporation
          470 Atlantic Avenue
          Boston, MA  02210

         Telephone:  (617) 423-2233
         Telecopy:    (617) 556-1408


         with a copy to:

         Paul, Weiss, Rifkind, Wharton & Garrison
         1211 Avenue of the Americas
         New York, New York  10019
         Telephone:  (212) 373-3000
         Telecopy:   (212) 373-42392
         Attention:  James M. Dubin, Esq.

              and

         Kaye, Scholer, Fierman, Hayes & Handler, LLP
         425 Park Avenue
         New York, New York  10022
         Telephone:  (212) 836-8000
         Telecopy:   (212) 836-8689
         Attention:  Mel Cherney

              and

         The Berkshire Group
         470 Atlantic Avenue
         Boston, MA  02210
         Telephone:  (617) 423-2233
         Telecopy:   (617) 556-1408
         Attention:  Scott Spelfogel


or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     10.4  Governing Law.  This Agreement shall be governed by and construed in
           -------------
accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     10.5  Enforcement.  Each of the parties hereto agrees, recognizes and
           -----------
acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damage for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

     10.6  Counterparts.  This Agreement may be executed in two or more
           ------------
counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

     10.7  Descriptive Headings.  The descriptive headings used herein are
           --------------------
inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     10.8  Severability.  Whenever possible, each provision or portion of any
           ------------
provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

     10.9  Definitions.  For purposes of this Agreement:
           -----------

        (a) "beneficially own" or "beneficial ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities beneficially owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the Exchange Act.

        (b) "Person" shall mean an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

        (c) In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

       (d) "Business Day" shall mean a day on which banks are not required or authorized to be closed in the City of New York.

     10.10  Stockholder Capacity, etc.  Notwithstanding anything herein to the
            --------------------------
contrary, no person who is a director, officer or employee of a Stockholder who is, or becomes during the term hereof, a director of the Company makes any agreement or understanding herein in his or her capacity as such director, and the agreements set forth herein shall in no way restrict any director in the exercise of his or her fiduciary duties as a director of the Company in accordance with the requirement of Section 5.3 of the Recapitalization Agreement. Each Stockholder has executed this Agreement solely in its capacity as the record and/or beneficial holder of Shares. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.





                        [Signatures appear on next page]

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

HH ACQUISITION CORP.

By: /s/ Christopher J. O'Brien
    --------------------------
Name:  Christopher J. O'Brien
Title: President

KRUPP ENTERPRISES, L.P.


By:  KGP-1 Incorporated,
     its General Partner


     By: /s/ Douglas Krupp
         -----------------
     Name:  Douglas Krupp
     Title: Chairman

THE BERKSHIRE COMPANIES LIMITED PARTNERSHIP



By:  KGP-1 Incorporated,
     its General Partner


     By: /s/ Douglas Krupp
         -----------------
     Name:  Douglas Krupp
     Title: Chairman

THE GEORGE KRUPP 1994 FAMILY TRUST


By:  /s/ Lawrence I. Silverstein
     ---------------------------
Name:  Lawrence I. Silverstein
Title: Trustee


By:  /s/ Paul Krupp
     --------------
Name:  Paul Krupp
Title: Trustee


By:  /s/ M. Gordon Ehrlich
     ---------------------
Name:  M. Gordon Ehrlich
Title: Trustee

THE DOUGLAS KRUPP 1994 FAMILY TRUST


By:  /s/ Lawrence I. Silverstein
     ---------------------------
Name:  Lawrence I. Silverstein
Title: Trustee


By:  /s/ Paul Krupp
     --------------
Name:  Paul Krupp
Title: Trustee


By:  /s/ M. Gordon Ehrlich
     ---------------------
Name:  M. Gordon Ehrlich
Title: Trustee

STEPHEN L. GUILLARD


/s/ Stephen L. Guillard
-----------------------
Name:  Stephen L. Guillard

DAMIAN DELL'ANNO


/s/ Damian N. Dell'Anno
-----------------------
Name:  Damian Dell'Anno

                                   EXHIBIT A
                             STOCKHOLDER AGREEMENT
                             ---------------------

NAME AND ADDRESS OF STOCKHOLDER                          NUMBER OF SHARES OWNED

Krupp Enterprises, L.P.                                  63,360
c/o The Berkshire Group
470 Atlantic Avenue
Boston, MA  02210
Telephone:  (617) 423-2233
Telecopy:    (617) 556-1408
Attention:    Scott Spelfogel

The Berkshire Companies Limited Partnership              2,696,903
c/o The Berkshire Group
470 Atlantic Avenue
Boston, MA  02210
Telephone:  (617) 423-2233
Telecopy:    (617) 556-1408
Attention:    Scott Spelfogel

The George Krupp 1994 Family Trust                       622,042
c/o The Berkshire Group
470 Atlantic Avenue
Boston, MA  02210
Telephone:  (617) 423-2233
Telecopy:    (617) 556-1408
Attention:    Scott Spelfogel

The Douglas Krupp 1994 Family Trust                      622,042
c/o The Berkshire Group
470 Atlantic Avenue
Boston, MA  02210
Telephone:  (617) 423-2233
Telecopy:    (617) 556-1408
Attention:    Scott Spelfogel

Stephen L. Guillard                                      177,688
c/o Harborside Healthcare Corp.
470 Atlantic Avenue
Boston, MA  02210
Telephone:  (617) 423-2233
Telecopy:    (617) 556-1408

Damian Dell'Anno                                         47,563
c/o The Berkshire Group
470 Atlantic Avenue
Boston, MA  02210
Telephone:  (617) 423-2233
Telecopy:    (617) 556-1408

                                  ANNEX III

                     [LETTERHEAD OF SCHRODER & CO. INC.]


                                 April 15, 1998

The Board of Directors
Harborside Healthcare Corporation
470 Atlantic Avenue
Boston, Massachusetts  02210

Members of the Board of Directors:

     We understand that Harborside Healthcare Corporation (the "Company") and an affiliate ("MergerCo") of Investcorp International Inc. ("Investcorp") have entered into a Merger Agreement dated as of April 15, 1998 (the "Merger Agreement"), pursuant to which MergerCo will be merged with and into the Company in a transaction (the "Merger") in which each outstanding share of the Company's common stock, par value $.01 per share (the "Common Stock") (other than dissenting shares, shares of Common Stock held in treasury, shares owned by any subsidiary of the Company, by MergerCo or by any affiliate of MergerCo and approximately 225,651 shares held by Stephen L. Guillard, Damian Dell'Anno and William H. Stephan (the "Rollover Stockholders")), will be converted into either $25.00 in cash ("Consideration") or the right to retain, at the election of the holder thereof, one share of Common Stock (a "Non-Cash Election Share"), up to a minimum of 361,500 Non-Cash Election Shares and a maximum of 500,600 Non-Cash Election Shares, representing approximately 6.0% of the outstanding shares of Common Stock of the Company after giving effect to the Merger. Because the right of a stockholder to elect to retain Common Stock is optional, we have not been asked to value the stock of the surviving entity, and have not done so.

     You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration to be received by the holders of Common Stock in the Merger (the "Opinion"). We have not been requested to opine as to, and our opinion does not in any manner address, the fairness of the Non-Cash Election Shares to be received by the holders of Common Stock who elect not to receive the Consideration in the Merger or the consideration to be received by the Rollover Stockholders. It is understood that the Opinion shall be used by you solely in connection with your consideration of the fairness of the Consideration to be received by holders of Common Stock and for no other purpose, and that the Company will not furnish the Opinion or any other material prepared by Schroder & Co. Inc. ("Schroders") to any other person or persons or use or refer to the Opinion for any other purpose without Schroders' prior written approval. Schroders understands and agrees that the Opinion may be referred to and reproduced in any proxy statement of the Company filed with the Securities and Exchange Commission in connection with the Merger.

     Schroders, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, ne-

Board of Directors
Harborside Healthcare Corporation
April 15, 1998
Page 2

gotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As you are aware, Schroders has acted as financial advisor to the Company in connection with the proposed Merger and will receive a fee for our services. In addition, as you are aware, Schroders may propose to participate in any financing to fund the cash payments to be made in the Merger.

     In connection with our opinion set forth herein, we have, among other things:

        (i)  reviewed the Merger Agreement;

        (ii) visited the executive offices and certain operations of the Company and participated in due diligence meetings with the Company and Investcorp;

        (iii) reviewed the Company's Annual Reports on Form 10-K filed with the Securities and Exchange Commission for the fiscal years ended December 31, 1996 and 1997;

        (iv) reviewed projected financial statements of the Company prepared by management of the Company;

        (v) held discussions with management of the Company and Investcorp regarding the business, operations and prospects of the Company and the long-term care industry;

        (vi) performed various financial analyses, as we deemed appropriate, of the Company using generally accepted analytical methodologies, including:
     (i) an analysis of premiums paid in recent public merger and acquisition transactions; (ii) the application of the public trading multiples of companies which we deemed comparable to the Company to the financial results of the Company ; (iii) the application of the multiples reflected in recent public mergers and acquisitions for businesses which we deemed comparable to the Company to the financial results of the Company; (iv) a discounted projected cash flow analysis;

        (vii) reviewed the historical trading prices and volumes of the Common Stock on the New York Stock Exchange; and

        (viii) performed such other financial studies, analyses, inquiries and investigations as we deemed appropriate.

     In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company or obtained by us from other sources, and upon the assurance of the Company's management that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have not at-

Board of Directors
Harborside Healthcare Corporation
April 15, 1998
Page 3

tempted to independently verify any of such information. We have not undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such appraisals. With respect to the projected financial statements referred to in clause (iv) above, we have been advised by the Company, and we have assumed, without independent investigation, that they have been reasonably prepared and reflect the Company's best estimates and judgments of the Company's future results of operations and financial condition at and for the periods specified therein, and we express no opinion with respect to such projected financial statements.

     Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated by us on the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion which may come or be brought to our attention after that date of the opinion unless specifically requested to do so.

     Our opinion does not constitute a recommendation as to any action the Board of Directors of the Company or any stockholder of the Company should take in connection with the Merger Agreement, the Merger or any aspect thereof or alternatives thereto. Without limitation to the foregoing, this letter does not constitute a recommendation to any stockholder with respect to whether to elect to receive the Consideration or vote in favor of transactions contemplated by the Merger Agreement, and should not be relied upon by any stockholder as such. In rendering our opinion, we have not been engaged as an agent or fiduciary of the Company's stockholders or of any other third party. Our opinion relates solely to the fairness, from a financial point of view, of the Consideration to be received by the holders of Common Stock in the Merger. We express no opinion herein as to the structure, terms or effect of any other aspect of the transaction's contemplated by, or provisions of, the Merger Agreement.

     Based upon and subject to all the foregoing, we are of the opinion, as investment bankers, that as of the date hereof, the Consideration to be received by the holders of Common Stock pursuant to the Merger is fair, from a financial point of view, to such holders.

                                    Very truly yours,

                                    /s/ Ilan Kaufthal

                                    Schroder & Co. Inc.

                                    ANNEX IV

                                 DELAWARE CODE
                             TITLE 8. CORPORATIONS
                       CHAPTER I. GENERAL CORPORATION LAW
                     SUBCHAPTER IX. MERGER OR CONSOLIDATION
                             8 DEL. C. SECTION 262

                         SECTION 262.  APPRAISAL RIGHTS

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

   (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

     a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

     b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipt in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

    c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

    d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

   (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to Section 228 or
Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall not be more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    ANNEX V

                                    FORM OF

                     RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                       HARBORSIDE HEALTHCARE CORPORATION

                 (Originally incorporated on ________________)


                               ARTICLE I -- NAME
                               -----------------

     The name of the corporation (hereinafter called the "Corporation") is Harborside Healthcare Corporation.

                        ARTICLE II -- REGISTERED OFFICE
                        -------------------------------

     The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, City of Wilmington, County of New Castle, Delaware 19805; and the name of the registered agent of the Corporation in the State of Delaware is The Prentice-Hall Corporation System, Inc.

                             ARTICLE III -- PURPOSE
                             ----------------------

     The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                          ARTICLE IV -- CAPITALIZATION
                          ----------------------------

     1.  Definitions.  As used in this Article IV, the following terms shall
         -----------
have the following meanings:

          "Affiliate", with respect to a Class D Stockholder that is not a
           ---------
natural person, means (i) any Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Class D Stockholder or (ii) any Person who is a director or officer (a) of such Class D Stockholder, (b) of any subsidiary of such Class D Stockholder or (c) of any Person described in clause (i) above. For purposes of this definition, "control" of a Person shall mean the power, directly or indirectly, (y) to vote fifty percent (50%) or more of the securities having ordinary voting power for the election of directors of such Person whether by ownership of securities, contract, proxy or otherwise, or (z) to direct or cause the direction of the management and policies of such Person whether by ownership of securities, contract, proxy or otherwise.

          "Board" means the Board of Directors of the Corporation.
           -----

          "Business Day" means any day other than a Saturday, Sunday, federal
           ------------
holiday or other day on which commercial banks in New York City are authorized or required to close under the laws of the State of New York.

          "Certificate of Incorporation" means this Restated Certificate of
           ----------------------------
Incorporation of the Corporation.

          "Class A Stock" means the Class A Common Stock described in Section
           -------------
2(c).

          "Class B Stock" means the Class B Common Stock described in Section
           -------------
2(c).

          "Class C Stock" means the Class C Common Stock described in Section
           -------------
2(c).

          "Class D Stock" means the Class D Common Stock described in Section
           -------------
2(c).

          "Class A Stockholder" means a record holder of one or more shares of
           -------------------
Class A Stock.

          "Class B Stockholder" means a record holder of one or more shares of
           -------------------
Class B Stock.

          "Class C Stockholder" means a record holder of one or more shares of
           -------------------
Class C Stock.

          "Class D Stockholder" means a record holder of one or more shares of
           -------------------
Class D Stock.

          "Common Stock" has the meaning set forth in Section 2(c).
           ------------

          "Common Stockholder" means a record holder of one or more shares of
           ------------------
Common Stock.

          "Conversion Date" has the meaning set forth in Section 6.
           ---------------

          "Corporation" means Harborside Healthcare Corporation.
           -----------

          "Difference Shares" has the meaning set forth in Section 5.
           -----------------

          "Exchange Act" means the Securities Exchange Act of 1934, as amended,
           ------------
and the rules and regulations promulgated thereunder.

          "Initial Public Offering" means the effectiveness after [_____________
           -----------------------
(Closing Date of Merger)] of a registration statement under the Securities Act on any of Forms S-1, S-2, S-3 or any similar successor form covering any of the Stock, and the completion of a sale of such Stock thereunder, (i) following which the Corporation is, or becomes, a reporting company under Section 12(b) or 12(g) of the Exchange Act, and (ii) as a result of which the Stock is traded on the New York Stock Exchange or the American Stock Exchange, or quoted on the NASDAQ Stock Market or is traded or quoted on any other national stock exchange.

          "IPO Date" means the closing date of the Initial Public Offering.
           --------

          "Non-Redeemable Shares" means all shares of Class A Stock, Class B
           ---------------------
Stock or Class C Stock that have been previously sold (whether under Section 4 or Section 5(c)) pursuant to a Tag-Along Transfer other than pursuant to a Single Transaction Sale.

          "Notice Date" has the meaning set forth in Section 4(b).
           -----------

          "Other Stockholders" has the meaning set forth in Section 4(a).
           ------------------

          "Permitted Transferee" with respect to a Transfer by a Class D
           --------------------
Stockholder, means (i) with respect to any Class D Stockholder who is a natural person, a Transfer to (a) such Stockholder's spouse or issue, or (b) a trust the beneficiaries of which, and a partnership the limited and general partners of which, include only the Class D Stockholder, his spouse or issue; (ii) with respect to any Class D Stockholder that is not a natural person, (A) a Transfer to an Affiliate of such Class D Stockholder; or (B) a Transfer to another Class D Stockholder or its Affiliates; provided such other Class D Stockholder
                                 --------
referenced in clauses (i) and (ii) did not acquire its shares of Class D Stock pursuant to a Tag-Along Transfer.

          "Person" means any natural person, partnership, limited liability
           ------
company, corporation (including the Corporation), trust or unincorporated organization or a government or a political subdivision thereof.

          "Preferred Stock" has the meaning set forth in Section 2(a).
           ---------------

          "Preferred Stock Designation" has the meaning set forth in Section
           ---------------------------
2(b).

          "Proposed Purchase Amount" has the meaning set forth in Section 4(a).
           ------------------------

          "Proposed Transferee" has the meaning set forth in Section 4(a).
           -------------------

          "Proposed Transferor" has the meaning set forth in Section 4(a).
           -------------------

          "Redemption Date" has the meaning set forth in Section 5(d).
           ---------------

          "Sale of the Corporation" means, (i) the sale of one hundred percent
           -----------------------
(100%) of the outstanding shares of Stock; (ii) a sale of all or substantially all of the assets of the Corporation; or (iii) a merger, consolidation or recapitalization of the Corporation as a result of which the ownership of the Stock of the Corporation (or the voting stock of the surviving corporation, if the Corporation is not the survivor) is changed to the extent of one hundred percent (100%).

          "SEC" means the Securities and Exchange Commission.
           ---

          "Securities Act" means the Securities Act of 1933, as amended, and the
           --------------
rules and regulations promulgated thereunder.

          "Single Transaction Sale" means a Sale of the Corporation in a single
           -----------------------
transaction.

          "Staggered Sale" means a Sale of the Corporation in more than one
           --------------
transaction, each such transaction also being referred to individually as a "Staggered Sale."

          "Stock" has the meaning set forth in Section 2(c).
           -----

          "Stockholder" means a record holder of one or more shares of Class A
           -----------
Stock, Class B Stock, Class C Stock, Class D Stock, or Common Stock.

          "Stockholder Agreements" means those certain Stockholder Agreements
           ----------------------
entered into in connection with the recapitalization of the Corporation prior to or contemporaneously with the effectiveness of this Certificate of Incorporation among the Corporation and certain Persons who then are or are thereby becoming Stockholders, as the same may be supplemented, modified, amended and restated from time to time in the manner provided therein. A copy of the Stockholder Agreements will be supplied by the Corporation to any Stockholder party thereto upon written request made to the Corporation at its registered office.

          "Tag-Along Acceptance Date" has the meaning set forth in Section 4(c).
           -------------------------

          "Tag-Along Notice" has the meaning set forth in Section 4(c).
           ----------------

          "Tag-Along Pro Rata Amount" has the meaning set forth in Section 4(a).
           -------------------------

          "Tag-Along Redemption Price" has the meaning set forth in Section
           --------------------------
5(a).

          "Tag-Along Transfer" has the meaning set forth in Section 4(a).
           ------------------

          "Transfer", with respect to any share of Stock, means the sale,
           --------
assignment, pledge, hypothecation, gift or any other disposition whatsoever of such share (other than pursuant to the Initial Public Offering or pursuant to the redemption or conversion of any such share of Stock, in either case in accordance with the terms of this Certificate of Incorporation), or the encumbrance or granting of any rights or interests whatsoever in or with respect to such share, except with respect to any such encumbrance or granting of rights or interests with respect to the Stockholder Agreements.

          "Transfer Notice" has the meaning set forth in Section 4(b).
           ---------------

          "Warrant" means the Class B Stock Purchase Warrant to be issued on or
           -------
about the effective date of this Certificate of Incorporation by the Corporation which entitles the Warrant Holder(s), upon the occurrence of a Warrant Triggering Event, to purchase a number of shares of Common Stock of the Corporation as specified therein.

          "Warrant Date" means, (i) if the Warrant Triggering Event is the
           ------------
Initial Public Offering, the IPO Date, or (ii) if the Warrant Triggering Event is a Sale of the Corporation, the closing date of (A) the Single Transaction Sale, if the Sale of the Corporation is pursuant to a Single Transaction Sale, or (B) the Staggered Sale that causes a Sale of the Corporation to occur, if the Sale of the Corporation is pursuant to a series of Staggered Sales.

          "Warrant Holder(s)" means the holder(s) of the Warrants.
           -----------------

          "Warrant Redemption Price" has the meaning set forth in Section 5(b).
           ------------------------

          "Warrant Shares" means the shares of Common Stock purchasable by the
           --------------
Warrant Holder(s) pursuant to the exercise of the Warrants, which shall equal in all cases the number of shares of Class B Stock redeemed in connection with the exercise of such Warrant.

          "Warrant Triggering Event" means the first to occur of (i) an Initial
           ------------------------
Public Offering or (ii) a Sale of the Corporation, whether such sale occurs pursuant to a Single Transaction Sale or a series of Staggered Sales.

     2.  Designation and Number.
         ----------------------

          (a) The total number of shares of all classes of stock which the Corporation shall have authority to issue is [_________], of which [_________] shares shall be preferred stock and shall have a par value of $0.01 per share ("Preferred Stock") and [__________] shares shall be common stock, as set forth in paragraph (c) below.

          (b) Preferred Stock.  The Board is expressly authorized to provide for
              ---------------
the issue of all or any shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issue of such series (a "Preferred Stock Designation") and as may be permitted by the Delaware General Corporation Law ("DGCL"). The Corporation may, by an amendment to the Certificate of Incorporation duly adopted, increase or decrease, at any time and from time to time (but not below the number of shares of Preferred Stock then outstanding), the number of authorized shares of Preferred Stock. Unless otherwise provided in a Preferred Stock Designation, shares of Preferred Stock redeemed, purchased or otherwise acquired by the Corporation pursuant to the terms hereof shall be retired and shall revert to authorized but unissued Preferred Stock.

          (c) Common Stock.  There shall be five classes of common stock of the
              ------------
Corporation. The first class of common stock of the Corporation shall have a par value of $0.01 per share and shall be designated as "Class A Common Stock" and the number of shares constituting such class shall be [_________]. The second class of common stock of the Corporation shall have a par value of $0.01 per share and shall be designated as "Class B Common Stock" and the number of shares constituting such class shall be [___________]. The third class of common stock of the Corporation shall have a par value of $0.01 per share and shall be designated as "Class C Common Stock" and the number of shares constituting such class shall be [_________]. The fourth class of common stock of the Corporation shall have a par value of $0.01 per share and shall be designated as "Class D Common Stock" and the number of shares constituting such class shall be [______]. The fifth class of common stock of the Corporation shall have a par value of $0.01 per share and shall be designated as "Common Stock" and the number of shares constituting such class shall be [_________]. The Class A

Stock, Class B Stock, Class C Stock, Class D Stock and Common Stock are sometimes referred to collectively herein as the "Stock". The Corporation may, by an amendment to the Certificate of Incorporation duly adopted, increase or decrease, at any time and from time to time (but not below the number of shares of Class A Stock, Class B Stock, Class C Stock, Class D Stock or Common Stock then outstanding), the number of authorized shares of Class A Stock, Class B Stock, Class C Stock, Class D Stock or Common Stock, as the case may be. Shares of Stock redeemed, purchased or otherwise acquired by the Corporation pursuant to the terms hereof shall be retired and shall revert to authorized but unissued Class A Stock, Class B Stock, Class C Stock, Class D Stock or Common Stock, as the case may be.

     3.  Restrictions on Transfer.
         ------------------------

          (a) Except for Transfers to a Permitted Transferee, no Class D Stockholder shall Transfer any share of Class D Stock owned by such Class D Stockholder except in accordance with the terms of this Certificate of Incorporation. Any Transfer or attempt to Transfer any share of Class D Stock in violation of the terms and conditions of this Certificate of Incorporation shall be null and void and of no force and effect, the transferee thereof shall not be deemed to be the registered holder thereof nor entitled to any rights with respect thereto, and the Corporation shall refuse to Transfer any of such Class D Stock on its books to such alleged transferee.

          (b) No Stockholder shall Transfer any shares of Stock unless such Transfer complies with the conditions specified in this Section 3(b), which are intended to ensure compliance with the provisions of the Securities Act. Prior to any Transfer, the holder of the shares of Stock proposed to be Transferred (other than a holder of Class A Stock who is not an officer or director of the Corporation) shall give written notice to the Corporation of such holder's intention to effect such Transfer. Each such notice shall describe the manner and circumstances of the proposed Transfer in sufficient detail, and, if requested by the Corporation, shall be accompanied by either (i) a written opinion of legal counsel who is reasonably satisfactory to the Corporation, addressed to the Corporation and reasonably satisfactory in form and substance to the Corporation's counsel, to the effect that the proposed Transfer may be effected without registration under the Securities Act and qualification under applicable state securities laws, or (ii) a "no action" letter from the SEC to the effect that the Transfer of such securities without registration under the Securities Act will not result in a recommendation by the staff of the SEC that action be taken with respect thereof, or a combination of (i) and (ii) above, whereupon the holder of such shares of Stock shall be entitled to Transfer such shares in accordance with the terms of this Certificate and the written notice delivered by the holder to the Corporation. Each certificate evidencing the shares of Stock Transferred as above provided shall bear the appropriate restrictive legend set forth in Section 9, provided that, following the Initial
                                           -------- ----
Public Offering, such certificates shall bear the legend set forth in Section 9 or another legend only if, in the opinion of counsel to the Corporation, the imposition of such legend is required under the Securities Act or other applicable law. Any purported Transfer in violation of this Section 3(b) shall be null and void and of no force or effect, and the Corporation shall not record any such Transfer on its stock transfer books. The restrictions on Transfer contained in this Section 3(b) shall not apply to Transfers of shares of Stock
(i) in the Initial Public Offering; or (ii) following the Initial Public Offering, provided that such Transfer is made in compliance with
          -------- ----
the Securities Act and applicable state securities laws and in accordance with any restrictions on transfer contained in any restrictive legend set forth on the certificates representing such shares.

     4.  Tag-Along Rights.
         ----------------

          (a) Transfer by Class D Stockholders.  If, other than in connection
              --------------------------------
with the Initial Public Offering, any Class D Stockholder or Stockholders (for purposes of this Section 4, singularly or collectively, the "Proposed Transferor"), at any time or from time to time in one transaction or in a series of transactions, desires to enter into an agreement (whether oral or written) to Transfer its shares of Class D Stock or any part thereof in a transaction which is a sale to any Person other than a Permitted Transferee (the "Proposed Transferee"), such proposed Transfer shall be deemed a "Tag-Along Transfer" and, each of the Class A Stockholders, Class B Stockholders and Class C Stockholders (collectively, the "Other Stockholders") shall have the right, as a condition to such Tag-Along Transfer, to have the Proposed Transferee purchase from each such Other Stockholder up to the number of shares (the "Tag-Along Pro Rata Amount") of Class A Stock, Class B Stock or Class C Stock derived by multiplying the total number of shares of Class A Stock, Class B Stock or Class C Stock exclusive of Non-Redeemable Shares, as the case may be, owned by such Other Stockholder by a fraction, the numerator of which is equal to the number of shares of Class D Stock that is proposed to be Transferred by the Proposed Transferor to the Proposed Transferee (the "Proposed Purchase Amount") and the denominator of which is the total number of shares of Class D Stock (other than shares of Class D Stock that have previously been Transferred pursuant to a Tag-Along Transfer) outstanding as of the Notice Date (as defined in Section 4(b)). All Tag-Along Transfers by Other Stockholders shall be on the same terms and conditions (with such changes as are necessary to apply such terms and conditions to a sale by such Other Stockholders) as the proposed Tag-Along Transfer by the Proposed Transferor, provided that no Other Stockholder may be
                                     -------- ----
required to make any representation or warranty in connection with the Tag-Along Transfer other than as to its ownership and authority to Transfer the shares of Stock to be Transferred by it, free and clear of any and all liens and encumbrances (other than under this Certificate of Incorporation) and in compliance with all applicable laws.

          (b) Transfer Notice.  The Proposed Transferor participating in a Tag-
              ---------------
Along Transfer shall at least thirty (30) Business Days prior to the closing date thereof provide the Corporation and the Other Stockholders with written notice (the "Transfer Notice") of the proposed Tag-Along Transfer containing the following:

               (i) the name and address of the Proposed Transferor and the Proposed Transferee;

               (ii)  the Proposed Purchase Amount;

               (iii) the proposed amount to be paid for such shares of Class D Stock, the terms and conditions of payment offered by the Proposed Transferee, the closing date for the proposed Tag-Along Transfer and the estimated expenses payable pursuant to Section 4(d);

               (iv) the aggregate number of shares of Class A Stock, Class B Stock or Class C Stock, as the case may be, held of record as of the date the Transfer Notice is sent (the "Notice Date") by the Other Stockholder to whom the notice is sent;

               (v) the aggregate number of shares of Class A Stock, Class B Stock or Class C Stock, as the case may be, held of record as of the Notice Date by all Other Stockholders as a group;

               (vi) the Tag-Along Pro Rata Amount for the Other Stockholder to whom the notice is sent; and

               (vii) a statement confirming that the Proposed Transferee has agreed (i) to the tag-along rights, and (ii) pursuant to Section 5(c), to purchase the number of shares of Stock redeemed pursuant to Section 5(a).

          Upon written request by the Proposed Transferor, the Corporation shall provide to the Proposed Transferor the information referred to in (iv) and (v) above for inclusion in the Transfer Notice and such other information as may be required to enable the Proposed Transferor to comply with the terms of this
Section 4(b).

          (c) Tag-Along Notice.  Each Other Stockholder desiring to participate
              ----------------
in the proposed Tag-Along Transfer shall provide a written notice (the "Tag-Along Notice") to the Proposed Transferor on or before the expiration of ten
(10) Business Days after the Notice Date (the "Tag-Along Acceptance Date") stating the number of shares held by such Other Stockholder (up to its Tag-Along Pro Rata Amount) to be included in the proposed Tag-Along Transfer on the terms and conditions specified in the Transfer Notice. The Tag-Along Notice given by each Other Stockholder shall include and constitute such Other Stockholder's binding agreement to include a number of shares equal to its Tag-Along Pro Rata Amount (or such lesser amount as stated in the Tag-Along Notice) in the Tag-Along Transfer on the terms and conditions specified in the Transfer Notice and in this Certificate of Incorporation. If the Proposed Transferee does not purchase all of the shares of Stock of the Proposed Transferor and the Other Stockholders included in such proposed Tag-Along Transfer, as well as shares to be issued under Section 5(c) in connection with the Tag-Along Transfer, then the proposed Tag-Along Transfer to such Proposed Transferee shall be prohibited and any attempt to consummate the proposed Tag-Along Transfer shall be null and void and of no force and effect.

          (d) Each Proposed Transferor and each Other Stockholder whose shares are sold in a Tag-Along Transfer shall be entitled to receive the proceeds of such Tag-Along Transfer less its pro rata share, based on the number of shares included in such Tag-Along Transfer, of the expenses of the transaction including, without limitation, legal, accounting and investment banking fees and expenses, such determination of expenses to be made in the sole discretion of the Board.

          (e) The provisions of this Section 4 shall not apply to a subsequent Transfer of any share of Class D Stock that has previously been the subject of a completed Tag-Along Transfer which complied with the provisions of this Section 4.

     5.  Redemption.
         ----------

          (a) The number of shares of Class A Stock, Class B Stock or Class C Stock equal to the difference ("Difference Shares") between (i) the number of shares included in any Tag-Along Transfer by the Class A Stockholder, Class B Stockholder or Class C Stockholder pursuant to Section 4 and (ii) the Tag-Along Pro Rata Amount for each such Class A Stockholder, Class B Stockholder or Class C Stockholder shall be redeemed by the Corporation, to the extent it is lawfully permitted to do so, out of funds legally available therefor pro rata, based on
                                                            --- ----
the number of Difference Shares held by such Stockholders, from each of the Class A Stockholders, Class B Stockholders and Class C Stockholders who elected to include in the Tag-Along Transfer a number of shares of Stock less than the number of shares that constitute their Tag-Along Pro Rata Amount or any such Stockholders that did not elect to participate in a Tag-Along Transfer at a redemption price (the "Tag-Along Redemption Price") for each share of Class A Stock, Class B Stock or Class C Stock so redeemed equal to the per share price paid for the Class D Stock by the Proposed Transferee (provided that, if the consideration to be paid by the Proposed Transferee includes any non-cash consideration, the per share amount to be paid in such redemption shall be the fair value of the per share consideration to be paid by such Proposed Transferee as determined in good faith by the Board) less such Other Stockholder's pro rata
                                                                        --- ----
share, based on the number of shares of Stock so redeemed from such Other Stockholder, of the expenses of the Tag-Along Transfer including, without limitation, legal, accounting and investment banking fees and expenses, such determination of expenses to be made in the sole discretion of the Board of Directors of the Corporation. The provisions of this Section 5(a) shall not apply to the Non-Redeemable Shares. Redemption under this subsection is conditioned upon the contemporaneous purchase by the Proposed Transferee of the shares issuable under Section 5(c) in connection with the applicable Tag-Along Transfer.

          (b) If the Warrant Holder(s) exercise(s) the Class B Warrant, the Corporation shall redeem, to the extent it is lawfully permitted to do so, from the Class B Stockholders, pro rata based on the number of shares of such Class B
                          --- ----
Stock then owned by each such Stockholder, out of funds legally available therefor, a number of shares of Class B Stock equal to the number of Warrant Shares at a redemption price (the "Warrant Redemption Price") equal to the par value of each share of Class B Stock so redeemed. The provisions of this
Section 5(b) shall not apply to the Non-Redeemable Shares. If a redemption pursuant to this Section 5(b) occurs as a result of a Sale of the Corporation, such redemption shall occur immediately prior to any redemption pursuant to
Section 5(a) hereof. Redemption under this subsection is conditioned upon the contemporaneous purchase of the Warrant Shares by the Warrant Holder(s) pursuant to the Class B Warrant.

          (c) The shares of Class B Stock redeemed by the Corporation pursuant to a Section 5(b) mandatory redemption shall, on the Redemption Date (as defined in Section 5(d)), be retired and upon such retirement shall automatically revert to authorized but unissued shares of Class B Stock, and the Corporation shall, on the Redemption Date, but immediately after such redemption and retirement, issue, to the extent it is lawfully permitted to do so, to the Warrant Holder(s) a number of shares of Common Stock equal to the number of Warrant Shares. The shares of Class A Stock, Class B Stock or Class C Stock redeemed by the Corporation pursuant to a Section 5(a) mandatory redemption pursuant to a Tag-Along Transfer shall, on the

Redemption Date, be retired and upon such retirement shall automatically revert to authorized but unissued shares of Class A Stock, Class B Stock or Class C Stock, as relevant, and the Corporation shall, on the Redemption Date, but immediately after such redemption and retirement, issue, to the extent it is lawfully permitted to do so, to the Proposed Transferee a number of shares of Class A Stock, Class B Stock or Class C Stock equal to the number of shares of such classes of Stock so redeemed. Upon any issuance of shares of Class A Stock, Class B Stock or Class C Stock equal to the number of shares of such class of Stock redeemed pursuant to a Section 5(a) mandatory redemption (and as a condition to such issuance), the Corporation shall receive from the Proposed Transferee as the purchase price for such shares an amount equal to the Tag-Along Redemption Price.

          (d) The Corporation shall give to each holder of record of the shares of Class A Stock, Class B Stock or Class C Stock to be redeemed pursuant to the terms of this Section 5 prior written notice of such redemption not less than two Business Days prior to the date such shares will be redeemed (the "Redemption Date") which (i) in the case of a redemption pursuant to Section 5(a) shall be the closing date of the Tag-Along Transfer and (ii) in the case of a redemption pursuant to Section 5(b) shall be the Warrant Date. Each such notice shall state: (A) the Redemption Date; (B) the total number of shares of the Class A Stock, Class B Stock or Class C Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (C) the Tag-Along Redemption Price or the Warrant Redemption Price, as relevant; and (D) the fact that the certificates for the shares subject to redemption are to be surrendered in exchange for payment of the Tag-Along Redemption Price or Warrant Redemption Price, as relevant, at the principal office of the Corporation or at such other place as the Corporation shall designate.

          (e) On the Redemption Date, the shares of Class A Stock, Class B Stock or Class C Stock required to be redeemed pursuant to the terms of this Section 5 shall be deemed to have been so redeemed, notwithstanding that the certificates representing such Class A Stock, Class B Stock or Class C Stock shall not have been surrendered at the principal office of the Corporation or such other place as the Corporation may have designated or that notice from the Corporation shall not have been given by the Corporation or, if given, shall not have been received by any holder of Class A Stock, Class B Stock or Class C Stock whose shares of Stock are to be so redeemed. All certificates representing the redeemed shares of Class A Stock, Class B Stock or Class C Stock, including all certificates not so delivered by such Class A Stockholders, Class B Stockholders or Class C Stockholders, shall be, or shall be deemed to be, canceled by the Corporation as of the Redemption Date and shall thereafter no longer be of any force or effect.

     6.  Conversion.
         ----------

          If the Initial Public Offering or a Sale of the Corporation (whether pursuant to a Single Transaction Sale or a series of Staggered Sales) occurs, each issued and outstanding share of Class A Stock, Class B Stock, Class C Stock, and Class D Stock, not otherwise redeemed by the Corporation pursuant to the mandatory redemption provisions of Section 5(a) or 5(b) hereof shall automatically convert into one share of Common Stock effective on the Redemption Date (or, in the case of an Initial Public Offering in which no Redemption Date occurs, the IPO Date, or, in the case of a Sale of the Corporation in which no Redemption Date occurs, then effective immediately prior to the consummation of such Sale of the Corporation), but immediately after the redemptions and issuances described in
Section 5 (the "Conversion Date"). Prior to or on the Conversion Date, each holder of shares of Class A Stock, Class B Stock, Class C Stock, or Class D Stock shall surrender such holder's certificates evidencing such shares at the principal office of the Corporation or at such other place as the Corporation shall designate to such holder in writing at least ten (10) Business Days prior to the Conversion Date, and shall, within ten (10) Business Days after the Conversion Date, be entitled to receive from the Corporation certificates evidencing the number of shares of Common Stock into which such shares of Class A Stock, Class B Stock, Class C Stock or Class D Stock are converted. On the Conversion Date, each holder of shares of Class A Stock, Class B Stock, Class C Stock or Class D Stock shall be deemed to be a holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such Class A Stock, Class B Stock, Class C Stock or Class D Stock shall not have been surrendered at the principal office of the Corporation or such other place as the Corporation may have designated, that notice from the Corporation shall not have been given or, if given, shall not have been received by any holder of shares of Class A Stock, Class B Stock, Class C Stock or Class D Stock, or that certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder. All certificates representing the converted shares of Class A Stock, Class B Stock, Class C Stock or Class D Stock, including all certificates not so delivered by such Class A Stock, Class B Stock, Class C Stock or Class D Stockholders, shall be, or shall be deemed to be, canceled by the Corporation as of the Conversion Date and shall thereafter no longer be of any force or effect and the Corporation shall not thereafter issue any such shares of Class A Stock, Class B Stock, Class C Stock or Class D Stock.

     7.  Voting Rights.
         -------------

          (a) Holders of shares of Class A Stock and Common Stock shall be entitled to one vote, and holders of Class D Stock shall be entitled to [____] votes, for each share of such stock held on all matters as to which stockholders may be entitled to vote pursuant to the DGCL.

          (b) Holders of Class B or Class C Stock shall not have any voting rights, except that the holders of the Class B and Class C Stock shall have the right to vote to the extent required under the laws of the State of Delaware. Unless otherwise required by the terms of this Certificate of Incorporation, paragraph (2) of subsection (b) of (S) 242 of the DGCL shall not entitle the holders of any shares of Stock to vote as a class on the increase of the number of authorized shares of such class of Stock or the decrease of the number of authorized but not outstanding shares of such class of Stock. Except as otherwise required by the DGCL and except as set forth in Section 7(c) below, the holders of any class of Stock entitled to vote on any matter submitted to such holders for a vote shall vote together as a single group and not as separate classes.

          (c) Any amendment, alteration or repeal of any provision of this Certificate of Incorporation, whether by merger, consolidation or otherwise, that would alter or change the relative powers, preferences, or special rights of any class of capital stock so as to affect the holders of the Class A Stock materially and adversely, will require, in addition to any other approvals required by the DGCL and this Certificate of Incorporation, the approval by the holders of a majority of the then outstanding shares of Class A Stock.

     8.  Liquidation; Dividends; Certain Adjustments; Merger.
         ---------------------------------------------------

          (a) Subject to the rights of the holders of any shares of then outstanding Preferred Stock, any distribution made upon the liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, shall be allocated pro rata based upon the number of shares of
                                   --- ----
Stock held by each Stockholder. None of the sale, transfer, conveyance or lease of all or substantially all of the property or business of the Corporation, the merger or consolidation of the Corporation into or with any other corporation or the merger or consolidation of any other corporation into or with the Corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this Section 8(a).

          (b) Subject to the rights of the holders of any shares of then outstanding Preferred Stock, holders of Class A Stock, Class B Stock, Class C Stock and Class D Stock shall be entitled to share ratably as a single class in all dividends and other distributions of cash or any other right or property as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

          (c) Whenever, during the period that shares of Class A Stock shall be outstanding, the Corporation shall (i) declare a dividend on shares of any class of Stock in shares of such class of Stock or in securities convertible into or exchangeable for shares of such class of Stock, (ii) subdivide the outstanding shares of any class of Stock, (iii) combine the outstanding shares of any class of Stock into a smaller number of shares, or (iv) issue any shares of any class of Stock upon reclassification of such shares, a corresponding dividend, subdivision, combination or other adjustment shall be made with respect to the shares of the other class or classes of Stock if and to the extent necessary to prevent the interests of the holders of Class A Stock from being materially and adversely affected.

          (d) In the event of a merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the surviving entity), the holders of each share of Class A Stock shall be entitled to receive not less than the same per share consideration as the per share consideration, if any, received by the holders of Class B, Class C and Class D Stock in such merger or consolidation (unless, in addition to such other approvals, if any as may be required by the DGCL and this Certificate of Incorporation, a different treatment is approved by holders of a majority of the then outstanding shares of Class A Stock).

     9.  Legend.
         ------

          (a) All certificates representing shares of Class A, Class B and Class C Stock in the Corporation shall, in addition to other legends that may be required by state or federal securities laws, bear the following legend:

          "THESE SECURITIES ARE SUBJECT TO MANDATORY REDEMPTION BY THE CORPORATION. AND SUCH REDEMPTION CAN BE ACCOMPLISHED WITHOUT THE

CERTIFICATES REPRESENTING SUCH SECURITIES BEING SURRENDERED AND WHETHER OR NOT THE CORPORATION GIVES NOTICE OF SUCH REDEMPTION. THE CORPORATION WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS."

and the certificates representing shares of Class A Stock of the Corporation held by officers and directors of the Corporation and shares of Class B and Class C Stock of the Corporation shall bear the following additional legend:

          "AS SPECIFIED IN THE CERTIFICATE OF INCORPORATION OF THE CORPORATION, THE TRANSFERABILITY OF THESE SECURITIES IS SUBJECT TO RESTRICTION. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY BE REOFFERED AND SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE."

          (b) All certificates representing shares of Class D Stock in the Corporation shall, in addition to other legends that may be required by state or federal securities laws, bear the following legend:

          "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY BE REOFFERED AND SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE."

          "AS SPECIFIED IN THE CERTIFICATE OF INCORPORATION OF THE CORPORATION, THE TRANSFERABILITY OF THESE SECURITIES IS SUBJECT TO RESTRICTION. THE CORPORATION WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS."

          (c) All certificates representing shares of Common Stock in the Corporation shall, in addition to other legends that may be required by state or federal securities laws, bear the following legend:

          "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY BE REOFFERED AND SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE."

          "THE CORPORATION WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF

STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS."

provided that, as specified in Section 3(b) hereof, following the Initial Public
-------- ----
Offering, such certificates shall bear the first legend set forth in this
Section 9 (c) above or another legend similar to it only if, in the opinion of counsel to the Corporation, the imposition of such legend is required under the Securities Act or other applicable law and, to the extent applicable, the second and third legends.

          (d) All certificates representing shares of Stock shall bear such additional legends as may be required pursuant to the Stockholder Agreements.

     10.  Record Holders.  The Corporation shall be entitled to recognize the
          --------------
exclusive right of a person registered in its records as the holder of shares of Class A, Class B, Class C, Class D or Common Stock and such record holders shall be deemed the holders of such shares for all purposes.

                ARTICLE V -- MANAGEMENT OF BUSINESS AND AFFAIRS
                -----------------------------------------------

     For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

     1. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws. The phrase "whole Board" and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the Corporation would have if there were no vacancies. No election of directors need be by written ballot.

     2. After the original or other Bylaws of the Corporation have been adopted, amended, or repealed, as the case may be, in accordance with the provisions of Section 109 of the DGCL, and, after the Corporation has received any payment for any of its stock, the power to adopt, amend, or repeal the Bylaws of the Corporation may be exercised by the Board of Directors of the Corporation.

                        ARTICLE VI -- DIRECTOR LIABILITY
                        --------------------------------

     No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that (except as set forth below) this Article VI does not eliminate or limit any such liability imposed by law: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders;
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the

Corporation shall be further eliminated or limited pursuant to this Article VI to the fullest extent permitted by the DGCL as so amended. Unless applicable law requires otherwise, any repeal of this Article VI by the stockholders of the Corporation, and any modification to this Article VI (other than one further eliminating or limiting director personal liability) shall be prospective only and shall not adversely affect any elimination of, or limitation on, the personal liability of a director of the Corporation existing at the time of such repeal or modification.

                         ARTICLE VII -- INDEMNIFICATION
                         ------------------------------

     1.  Indemnification.  To the fullest extent from time to time permitted by
         ---------------
Section 145 of the DGCL, the Corporation shall indemnify each Authorized Representative who was or is a party or who was or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (including, without limitation, one by or in the right of the Corporation to procure a judgment in its favor), whether civil, criminal, administrative or investigative (hereinafter a "Proceeding"), by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust, limited liability company or other enterprise, including service with respect to employee benefit plans, from and against any and all expenses (including, without limitation, attorneys' fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Authorized Representative or on such Authorized Representative's behalf in connection with such Proceeding. The Corporation shall make such indemnification to the Authorized Representative within 30 days after receipt by the Corporation of the written request of the Authorized Representative for such indemnification unless, within that time, the Corporation (by resolution of its directors or stockholders or the written opinion of its independent legal counsel) has determined that the Authorized Representative is not entitled to such indemnification.

     2.  Advancement of Expenses.  Expenses (including attorneys' fees and
         -----------------------
expenses) incurred by an Authorized Representative or on such Authorized Representative's behalf in defending any such Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding, within 10 days after receipt by the Corporation of the written request of the Authorized Representative for such advance. To the extent required by law, the Corporation may condition such advance upon the receipt of the written undertaking of such Authorized Representative or on such Authorized Representative's behalf to repay such amount if it shall ultimately be determined that the Authorized Representative is not entitled to be indemnified by the Corporation. Such undertaking shall not be required to be guarantied by any other person or collateralized, and shall be accepted by the Corporation without regard to the financial ability of the person providing such undertaking to make such repayment.

     3.  Presumptions, Enforcement.  For all purposes of this Article VII and to
         -------------------------
the fullest extent permitted by applicable law, there shall be a rebuttable presumption in favor of the Authorized Representative that all requested indemnifications and advancements of expenses are reasonable and that all conditions to indemnification or expense advancements, whether required under this Article VII or the DGCL, have been satisfied. The rights to indemnification and advancements of expenses provided by, or granted pursuant to, this Article VII shall be enforceable by any person entitled to such indemnification or advancement of expenses in any court of competent jurisdiction. Neither the failure of the Corporation (including the directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that such indemnification or advancement of expenses is proper in the circumstances nor an actual determination by the Corporation (including its directors, independent legal counsel and its stockholders) that such person in not entitled to indemnification or advancement of expenses shall constitute a defense to the action or create a presumption that such person is not so entitled. Such a person shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or advancement of expenses, in whole or in part, in any such proceeding.

     4.  Definitions, Etc.  As used in this Article VII, "Authorized
         -----------------
Representative" means, collectively: (i) any person who is or was an officer or director of the Corporation or is or was serving as a director, officer, employee or agent or in any capacity at the request of the Corporation, for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise; and (ii) any other person who may be designated by the Board from time to time as an "authorized representative" for purposes of this Article
VII. The provisions of Section 145(h), (i) and (j) of the DGCL shall apply to this Article VII.

     5.  Insurance.  The Corporation may maintain insurance, at its expense, to
         ---------
protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust, limited liability company or other enterprise against expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL or this Article VII.

     6.  Article Not Exclusive.  The rights to indemnification and to the
         ---------------------
advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any Authorized Representative may have or hereafter acquire under any statute, this Certificate of Incorporation, any by-law, agreement (including any insurance policy), vote of stockholders or disinterested directors or otherwise, both as to action in such Authorized Representative's official capacity and as to action in another capacity while holding such office. Nothing in this Article VII shall affect the right of the Corporation to grant rights of indemnification, and the advancement of expenses, to any other person or in any other circumstance.

     7.  Reliance.  Each Authorized Representative shall be deemed to have acted
         --------
in reliance upon the rights to indemnification and advancement of expenses established in this Article VII. Unless applicable law requires otherwise, any repeal or modification of this Article VII (other than a modification expanding the right to indemnification and expense advancement in favor of Authorized Representatives) shall be prospective only and shall not adversely affect any right or benefit of an Authorized Representative to indemnification or expense advancement at the time of such repeal or modification.

     8.  Severability.  If any portion of this Article VII shall be held to be
         ------------
illegal, invalid or otherwise unenforceable by any court having appropriate jurisdiction, then the Corporation nevertheless shall indemnify and advance expenses to each Authorized Representative to the fullest extent permitted by the applicable portions of this Article VII not so held to be illegal, invalid, unenforceable, and otherwise to the fullest extent permitted by law.

     9.  Related Service.  Any director or officer of the Corporation serving in
         ---------------
any capacity in (i) another corporation of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation or (ii) any employee benefit plan of the Corporation or any corporation referred to in clause (i) shall be deemed to be doing so at the request of the Corporation.

     10.  Applicable Law.  To the extent permitted by law, any person entitled
          --------------
to indemnification or advancement of expenses as a matter of right pursuant to this Article VII may elect to have the right to indemnification or advancement of expenses interpreted on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the applicable Proceeding, or on the basis of the applicable law in effect at the time such indemnification or advancement of expenses is sought. Such election shall be made, by a notice in writing to the Corporation, at the time indemnification or advancement of expenses is sought; provided, however, that if no such notice is given, the right to indemnification or advancement of expenses shall be determined by the law in effect at the time such indemnification or advancement or expenses is sought.

                           ARTICLE VIII -- AMENDMENTS
                           --------------------------

     From time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this
Article VIII.

     IN WITNESS WHEREOF, this Restated Certificate of Incorporation which restates and integrates and further amends the provisions the provisions of the Amended and Restated Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the DGCL has been executed by its duly authorized officer this ______ day of __________, 1998.

                              HARBORSIDE HEALTHCARE CORPORATION

                              By:_____________________________
                              Name:
                              Title:

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a provision in the certificate of incorporation of each corporation organized thereunder, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director. The Certificate of Incorporation of the registrant eliminates the personal liability of directors to the fullest extent permitted by the DGCL.

  Section 145 of the DGCL ("Section 145"), in summary, empowers a Delaware corporation, within certain limitations, to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by them in connection with any suit or proceeding other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

  With respect to actions by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided such person meets the standard of conduct described in the preceding paragraph, except that no indemnification is permitted in respect of any claim where such person has been found liable to the corporation, unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification and determines that such person is fairly and reasonably entitled to be indemnified.

  Section 8 of the Certificate of Incorporation of the registrant provides for the indemnification of officers and directors and certain other parties (the "Indemnitees") of the registrant to the fullest extent permitted under the DGCL.

  The registrant maintains officers' and directors' insurance covering certain liabilities that may be incurred by officers and directors in the performance of their duties. Pursuant to the Merger Agreement, the Company has agreed that for six years after the Effective Time it will indemnify all current and former directors, officers, employees and agents of the registrant and will, subject to certain limitations, maintain for six years a directors' and officers' insurance and indemnification policy containing terms and conditions that are not less advantageous than the policy in effect on the date of the Merger Agreement.

  Each of the existing employment agreements described in the Proxy Statement/Prospectus under the caption "EXECUTIVE COMPENSATION--Employment Contracts and Termination of Employment and Change-In-Control Arrangements" contains provisions entitling the executive to indemnification for losses incurred in the course of service to the Company or its subsidiaries, under certain circumstances.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

ITEM 22. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

  The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration with respect to reofferings by persons who may be deemed to be underwriters, in addition to the information called for by the other Items of the applicable form. The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding sentence or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOSTON, COMMONWEALTH OF MASSACHUSETTS, ON JULY 16, 1998.

                                          Harborside Healthcare Corporation

                                                             *
                                          By: _________________________________
                                              STEPHEN L. GUILLARD CHAIRMAN OF
                                              THE BOARD, PRESIDENT AND CHIEF
                                                     EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

                  *                    Director
-------------------------------------                           July 16, 1998
          ROBERT T. BARNUM

                  *                    Director
-------------------------------------                           July 16, 1998
           DAVID F. BENSON

                  *                    Director
-------------------------------------                           July 16, 1998
         ROBERT M. BRETHOLTZ

                  *                    Director
-------------------------------------                           July 16, 1998
          SALLY W. CRAWFORD

                  *                    President, Chief
-------------------------------------   Executive Officer       July 16, 1998
         STEPHEN L. GUILLARD            and Director
                                        (Principal
                                        Executive Officer)

                  *                    Director
-------------------------------------                           July 16, 1998
            DOUGLAS KRUPP

       /s/ William H. Stephan          Senior Vice
-------------------------------------   President and Chief     July 16, 1998
         WILLIAM H. STEPHAN             Financial Officer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

       /s/ William H. Stephan
*By: ________________________________
         WILLIAM H. STEPHAN
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                           DESCRIPTION OF DOCUMENT
 -------                          -----------------------
  2.1++    Agreement and Plan of Merger dated as of April 15, 1998 (contained in Annex I)
  2.2++    Stockholder Agreement dated as of April 15, 1998 (contained in Annex
           II)
  3.1.1**  Amended and Restated Certificate of Incorporation of the Company
  3.1.2++  Form of Certificate of Incorporation of the Company to become effective upon consummation of the Merger (contained in Annex V)
  3.2.1**  Amended and Restated By-laws of the Company
  3.2.2+   Bylaws of HH Acquisition Corp. (to become the Bylaws of the registrant upon the consummation of the Merger)
  4.1*     Form of Specimen Common Stock certificate
  4.2***   Letter from the Company to the Commission agreeing to file certain debt instruments
  5.1+     Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to legality of shares
  8.1+     Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to certain tax matters
 10.1(a)*  Facility lease Agreement, dated as of December 31, 1995 between
           Meditrust Tri-States, Inc. and HHCI Limited Partnership (New Haven
           Facility)
 10.1(b)*  Facility Lease Agreement, dated as of December 31, 1995, between
           Meditrust Tri-States, Inc. and HHCI Limited Partnership
           (Indianapolis Facility)
 10.1(c)*  Facility Lease Agreement, dated as of December 31, 1995 between
           Meditrust of Ohio, Inc. and HHCI Limited Partnership (Troy Facility)
 10.1(d)*  Facility Lease Agreement, dated as of December 31, 1995, between
           Meditrust of Florida, Inc. and HHCI Limited Partnership (Sarasota
           Facility)
 10.1(e)*  Facility Lease Agreement, dated as of December 31, 1995, between
           Meditrust of Florida, Inc. and HHCI Limited Partnership (Pinebrook
           Facility)
 10.1(f)*  Facility Lease Agreement, dated as of December 31, 1995 between
           Meditrust of Florida, Inc. and HHCI Limited Partnership (Naples
           Facility)
 10.1(g)*  Facility Lease Agreement, dated as of December 31, 1995 between
           Meditrust of New Jersey, Inc. and HHCI Limited Partnership (Woods
           Edge Facility)
 10.1(h)*  First Amendment to Facility Lease Agreement, dated as of May 17,
           1996, by and between Meditrust Tri-States, Inc. and HHCI Limited
           Partnership (New Haven Facility)
 10.1(i)*  First Amendment to Facility Lease Agreement, dated as of May 17,
           1996, by and between Meditrust Tri-States, Inc. and HHCI Limited
           Partnership (Indianapolis Facility)
 10.1(j)*  First Amendment to Facility Lease Agreement, dated as of May 17,
           1996, by and between Meditrust of Ohio, Inc. and HHCI Limited
           Partnership (Troy Facility)
 10.1(k)*  First Amendment to Facility Lease Agreement, dated as of May 17,
           1996, by and between Meditrust of Florida, Inc. and HHCI Limited
           Partnership (Sarasota Facility)
 10.1(l)*  First Amendment to Facility Lease Agreement, dated as of May 17,
           1996, by and between Meditrust of Florida, Inc. and HHCI Limited
           Partnership (Pinbrook Facility)
 10.1(m)*  First Amendment to Facility Lease Agreement, dated as of May 17,
           1996, by and between Meditrust of Florida, Inc. and HHCI Limited
           Partnership (Naples Facility)
 10.1(n)*  First Amendment to Facility Lease Agreement, dated as of May 17,
           1996, by and between Meditrust of New Jersey, Inc. and HHCI Limited
           Partnership (Woods Edge Facility)

 EXHIBIT
 NUMBER                           DESCRIPTION OF DOCUMENT
 -------                          -----------------------
 10.2(a)*   Loan Agreement among Meditrust Mortgage Investments, Inc. and Bay
            Tree Nursing Center Corporation, Belmont Nursing Center
            Corporation, Countryside Care Center Corporation, Oakhurst Manor
            Nursing Center Corporation, Orchard Ridge Nursing Center
            Corporation, Sunset Point Nursing Center Corporation, Weset Bay
            Nursing Center Corporation and Harborside Healthcare Limited
            Partnership, dated October 13, 1994
 10.2(b)*   Guaranty, dated October 14, 1994 to Meditrust Mortgage Investments,
            Inc. from Harborside Healthcare Limited Partnership
 10.2(c)*   Environmental Indemnity Agreement, dated October 13, 1994, by and among Bay Tree Nursing Center Corporation, Belmont Nursing Center
            Corporation, Countryside Care Center Corporation, Oakhurst Manor
            Nursing Center Corporation, orchard Ridge Nursing Center
            Corporation, Sunset Point Nursing Center Corporation, West Bay
            Nursing Center Corporation and Harborside Healthcare Limited
            Partnership and Meditrust Mortgage Investments, Inc.
 10.2(d)*   Consolidated and Renewal Promissory Noted, dated October 13, 1994, from Bay Tree Nursing Center Corporation, Belmont Nursing Center
            Corporation, Countryside Care Center Corporation, Oakhurst Manor
            Nursing Center Corporation, orchard Ridge Nursing Center
            Corporation, Sunset Point Nursing Center Corporation, West Bay
            Nursing Center Corporation and Harborside Healthcare Limited
            Partnership and Meditrust Mortgage Investments, Inc.
 10.2(e)*   Negative Pledge Agreement, dated October 13, 1994, by and among
            Douglas Krupp, George Krupp, Bay Tree Nursing Center Corporation,
            Belmont Nursing Center Corporation, Countryside Care Center
            Corporation, Oakhurst Manor Nursing Center Corporation, orchard
            Ridge Nursing Center Corporation, Sunset Point Nursing Center
            Corporation, West Bay Nursing Center Corporation and Harborside
            Healthcare Limited Partnership and Meditrust Mortgage Investments,
            Inc.
 10.2(f)*   Affiliated Party Subordination Agreement, dated October 13, 1994, by and among Bay Tree Nursing Center Corporation, Belmont Nursing
            Center Corporation, Countryside Care Center Corporation, Oakhurst
            Manor Nursing Center Corporation, orchard Ridge Nursing Center
            Corporation, Sunset Point Nursing Center Corporation, West Bay
            Nursing Center Corporation and Harborside Healthcare Limited
            Partnership and Meditrust Mortgage Investments, Inc.
 10.2(g)*   First Amendment to Loan Agreement, dated May 17, 1996 by and among
            Meditrust Mortgage Investments, Inc. and Bay Tree Nursing Center
            Corporation, Belmont Nursing Center Corporation, Countryside Care
            Center Corporation, Oakhurst Manor Nursing Center Corporation,
            orchard Ridge Nursing Center Corporation, Sunset Point Nursing
            Center Corporation, West Bay Nursing Center Corporation and
            Harborside Healthcare Limited Partnership
 10.2(h)*   Credit Agreement, dated as of April 14, 1997, among Harborside
            Healthcare Corporation and the other Borrowers specified therein, the Lenders party thereto and the Chase Manhattan Bank, as
            Administrative Agent
 10.2(i)*** First Amendment to Revolving Credit Agreement among Harborside
            Healthcare and other borrowers specified therein, the Lenders party thereto and Chase Manhattan Bank, Administrative Agent, dated as of
            August 1, 1997
 10.2(j)*** Second Amendment to Revolving Credit Agreement among Harborside
            Healthcare and other borrowers specified therein, the Lenders party thereto and Chase Manhattan Bank, Administrative Agent, dated as of
            August 28, 1997
 10.3(a)*   Facility Lease Agreement, dated as of January 1, 1996 between
            Meditrust of New Hampshire Inc. and Harborside New Hampshire
            Limited Partnership (Westwood Facility)

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
 10.3(b)* Facility Lease Agreement, dated as of January 1, 1996 between
          Meditrust of New Hampshire Inc. and Harborside New Hampshire Limited
          Partnership (Pheasant Wood Facility)
 10.3(c)* Facility Lease Agreement, dated as of January 1, 1996 between
          Meditrust of New Hampshire Inc. and Harborside New Hampshire Limited
          Partnership (Crestwood Facility)
 10.3(d)* Facility Lease Agreement, dated as of January 1, 1996 between
          Meditrust of New Hampshire Inc. and Harborside New Hampshire Limited
          Partnership (Milford Facility)
 10.3(e)* Facility Lease Agreement, dated as of January 1, 1996 between
          Meditrust of New Hampshire Inc. and Harborside New Hampshire Limited
          Partnership (Applewood Facility)
 10.3(f)* Facility Lease Agreement, dated as of December 31, 1996 between
          Meditrust of New Hampshire Inc. and Harborside New Hampshire Limited
          Partnership (Northwood Facility)
 10.3(g)* First Amendment to Facility Lease Agreement, dated as of May 17,
          1996, by and between Meditrust of New Hampshire, Inc. and Harborside
          New Hampshire Limited Partnership (Westwood Facility)
 10.3(h)* First Amendment to Facility Lease Agreement, dated as of May 17,
          1996, by and between Meditrust of New Hampshire, Inc. and Harborside
          New Hampshire Limited Partnership (Pheasant Wood Facility)
 10.3(i)* First Amendment to Facility Lease Agreement, dated as of May 17,
          1996, by and between Meditrust of New Hampshire, Inc. and Harborside
          New Hampshire Limited Partnership (Crestwood Facility)
 10.3(j)* First Amendment to Facility Lease Agreement, dated as of May 17,
          1996, by and between Meditrust of New Hampshire, Inc. and Harborside
          New Hampshire Limited Partnership (Milford Facility)
 10.3(k)* First Amendment to Facility Lease Agreement, dated as of May 17,
          1996, by and between Meditrust of New Hampshire, Inc. and Harborside
          New Hampshire Limited Partnership (Applewood Facility)
 10.3(l)* First Amendment to Facility Lease Agreement, dated as of May 17,
          1996, by and between Meditrust of New Hampshire, Inc. and Harborside
          New Hampshire Limited Partnership (Northwood Facility)
 10.4(a)* Facility Lease Agreement, dated as of March 31, 1995 between
          Meditrust of Ohio, Inc. and Harborside of Toledo Limited Partnership
          (Swanton Facility)
 10.4(b)* First Amendment of Facility Lease Agreement, dated as of December 31,
          1995, by and between Harborside Toledo Limited Partnership and
          Meditrust of Ohio, Inc. (Swanton Facility)
 10.4(c)* Second Amendment to Facility Lease Agreement, dated as of May 17,
          1996, by and between Meditrust of Ohio, Inc. and Harborside Toledo
          Limited Partnership (Swanton Facility)
 10.5*    Amended and Restated Agreement of Limited Partnership of Bowie Center
          Limited Partnership, dated April 7, 1993
 10.6*    Agreement of Lease, dated March 16, 1993, between Bryan Nursing Home,
          Inc. and Harborside of Ohio Limited Partnership (Defiance and
          Northwestern Ohio Facilities)
 10.7*    First Amendment to Agreement of Lease, dated June 1, 1993, by and between Bryan Nursing Home, Inc. and Harborside Ohio Limited
          Partnership
 10.8*    Option to Purchase Agreement, dated March 16, 1993, by and between
          Bryan Nursing Home, Inc. and Harborside Ohio Limited Partnership
 10.9(a)* Lease, dated September 30, 1994, between Rockledge T. Limited
          Partnership and Harborside of Florida Limited Partnership (Brevard
          Facility)
 10.9(b)* Lease Guaranty, dated September 30, 1994, between Rockledge T.
          Limited Partnership from Harborside Healthcare Limited Partnership
 10.9(c)* Indemnity Agreement, dated September 30, 1994, between Rockledge T.
          Limited Partnership, Harborside of Florida Limited Partnership,
          Harborside Healthcare Limited Partnership and Southtrust Bank of
          Alabama

 EXHIBIT
 NUMBER                           DESCRIPTION OF DOCUMENT
 -------                          -----------------------
 10.9(d)*  Assignment and Security Agreement, dated September 30, 1994, between
           Rockledge T. Limited Partnership, Harborside of Florida Limited
           Partnership and Southtrust Bank of Alabama
 10.9(e)*  Subordination Agreement (Lease), dated September 30, 1994, between
           Rockledge T. Limited Partnership, Harborside of Florida Limited
           Partnership and Southtrust Bank of Alabama
 10.9(f)*  Subordination Agreement (Management), dated September 30, 1994, by and among Rockledge T. Limited Partnership, Harborside of Florida
           Limited Partnership, Harborside Healthcare Limited Partnership and
           Southtrust Bank of Alabama
 10.10(a)* Form of Employment Agreement between the Company and Stephen L.
           Guillard
 10.10(b)* Form of Employment Agreement between the Company and Damian
           Dell'Anno
 10.10(c)* Form of Employment Agreement between the Company and Bruce Beardsley
 10.10(d)* Form of Employment Agreement between the Company and William Stephan
 10.11*    Form of 1996 Stock Option Plan for Non-Employee Directors
 10.12(a)* Form of 1996 Long-Term Stock Incentive Plan
 10.12(b)* Form of Nonqualified Stock Option Agreement
 10.13*    Retirement Savings Plan of the Company
 10.14*    Supplemental Executive Retirement Plan of the Company
 10.15*    Form of Administrative Services Agreement between the Company and
           Berkshire
 10.16*    Agreement to Lease, dated as of May 3, 1996 among Westbay Manor
           Company, Westbay Manor II Development Company, royal View Manor
           Development Company, Beachwood Care Center Limited Partnership,
           Royalview Manor Company, Harborside Health I Corporation and
           Harborside Healthcare Limited Partnership
 10.17*    Form of Directors Retainer Fee Plan
 10.18*    Form of Guaranty by Harborside Healthcare Corporation in favor of
           Westbay Manor Company, Westbay Manory II Development Company,
           Royalview Manor Development Company and Beachwood Care Center
           Limited Partnership
 21.1****  Subsidiaries of the Company
 23.1++    Consent of PricewaterhouseCoopers LLP
 23.2++    Consent of Cummins, Krasik & Hohl Co.
 23.3      [Intentionally omitted]
 23.4++    Consent of Landa & Altsher, P.C.
 23.5+     Consent of Paul, Weiss, Rifkind, Wharton & Garrison (contained in
           Exhibit 5.1)
 23.6+     Consent of Paul, Weiss, Rifkind, Wharton & Garrison (contained in
           Exhibit 8.1)
 24.1+     Power of Attorney
 27.1****  Financial Data Schedule
 99.1+     Form of Proxy Card for Special Meeting of Stockholders
 99.2+     Form of Non-Cash Election to be used in connection with the Merger
 99.3+     Form of Letter of Transmittal to be used in connection with the
           Merger
 99.4      [Intentionally omitted]
 99.5+     Consent of Savio W. Tung
 99.6+     Consent of Christopher J. O'Brien
 99.7+     Consent of Charles J. Philippin

 EXHIBIT
 NUMBER       DESCRIPTION OF DOCUMENT
 -------      -----------------------
 99.8+   Consent of Christopher J. Stadler
 99.9++  Consent of Schroder & Co. Inc.

--------
   * Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-3096)
  ** Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (File No. 01-14358)
 *** Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (File No. 01-14538)
**** Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 01-14358)
   + Previously filed.
  ++ Replaces previously filed exhibit.
 +++ Filed herewith.